8/28

08004622

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tata Power

*CURRENT ADDRESS

PROCESSED

SEP 02 2008

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03733 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 8/29/08

082-03233

TATA

ARLS
3-31-08

TATA POWER



Lighting up Lives!

89th Annual Report
2007-2008

VISION

To be the most **admired Integrated Power and Energy Company** delivering **sustainable value** to all stakeholders.

MISSION

We will become the most admired company delivering sustainable value by:

Being a **Partner of Choice** and exceeding stakeholder expectations.

Ensuring **profitable growth** and value to stakeholders.

Innovating and deploying **cutting edge solutions** based on eco-friendly technologies.

Relentlessly pursuing opportunities, **capitalising on synergies** in the power and energy value chain, and expanding our presence in related businesses of interest.

Being an **Employer of Choice** and creating a culture of empowerment and high performance.

Caring for the **safety of the environment** and well-being of customers, employees and communities.


CLASS 4705
DESIGN.

Lighting up Lives!

Tata Power's journey over the past nine decades is a fascinating saga of pioneering initiatives, responsible business with minimal impact on the environment and the socio-economic empowerment of its communities. Today, as India's largest integrated private power and energy company, Tata Power has set the momentum for responsible and 'sustainable' growth. In our quest to deliver sustainable energy, we are spreading our footprint nation-wide, creating new benchmarks in operational efficiencies, investing in global resources and redefining paradigms.

Our focus on building lasting and trusting relationships with our customers, partners and employees along with a legacy of caring for our communities remains the bedrock of our continued sustainability. We aim to energize consumer lifestyles by providing sustainable power. We aspire to drive energy efficiency and endeavour to educate our customers and people at large about the benefits of implementing energy conservation practices. We are committed to developing our business in a way that adds value to our local communities. Additionally, we are trying to set standards in the development and implementation of cutting edge eco-friendly technologies and processes for energy management.

As we strive to lead the reform process for sustainable power, we are also committed to safeguarding the environment for future generations. It was after all way back in the 1900s that our founder Jamsetji Tata had vowed to provide the country and its people with cheap, clean and abundant power. Tata Power is only trying to make good on that promise and takes pride in **Lighting up Lives!**



HIGHLIGHTS OF THE YEAR



- Consolidated **revenues** increased to **Rs.10,890.86 crores**, a 68.18% rise over last year.
- Consolidated **PAT** rose to **Rs. 1,055.07 crores**, an **increase of 38.90%** over last year.
- Established **international footprint** by acquiring a **30% stake in Indonesian Coal Companies.**
- **Highest ever annual generation** with all units running at high plant load factor.
- Completed financing of the **4,000 MW Ultra Mega Power Project at Mundra, Gujarat.**
- Completed financing of the **1,050 MW Maithon Power Project in Jharkhand.**

FINANCIALS AT A GLANCE

Revenues


Rs. Crores
6000
5000
4000
3000
2000
1000
0
2003-04
2004-05
2005-06
2006-07
2007-08

Profit After Tax (PAT)


Rs. Crores
900
800
700
600
500
400
300
200
100
0
2003-04
2004-05
2005-06
2006-07
2007-08

Earnings Per Share (EPS)


Rs./Share
40
35
30
25
20
15
10
5
0
2003-04
2004-05
2005-06
2006-07
2007-08

Networth


Rs. Crores
7000
6000
5000
4000
3000
2000
1000
0
2003-04
2004-05
2005-06
2006-07
2007-08

Tata Power: Key Figures

Rs. Crores	FY01	FY02	FY03	FY04	FY05	FY06	FY07	FY08
Operating Income	3405	3803	4300	4239	3930	4534	4715	5916
Operating Profit	720	896	1184	1287	953	835	723	937
Other Income	246	356	152	160	387	326	344	466
PBT	530	672	677	734	759	747	586	970
PAT	390	508	520	509	551	611	697	870
Earnings Per Share (EPS)-Rs./Share	18	19	23	24	28	29	34	39
Dividend Per Share (%)	50%	50%	65%	70%	75%	85%	95%	105%
Return on Capital Employed (ROCE)%	14%	17%	18%	18%	14%	13%	12%	12%
Return on Networth (RONW) (%)	14%	14%	14%	13%	15%	14%	15%	13%
Total Debt/Equity	0.67	0.66	0.51	0.34	0.56	0.50	0.60	0.38
Net Worth	2626	2819	3201	3536	3619	4010	4467	6426

FINANCIAL HIGHLIGHTS

- The Company's **revenues increased 25.46%** to **Rs. 5,915.91 crores** in FY07-08 as compared to Rs. 4,715.32 crores in the previous year.

- **Profit After Tax (PAT)** stood at **Rs. 869.90 crores** as against Rs. 696.80 crores for the previous year, a **growth of 24.84%**, the highest so far.

- **Dividend** recommended at **Rs. 10.50 per share**, the highest ever so far.

- The Company's **consolidated revenues increased 68.18%** to **Rs. 10,890.86 crores** as compared to Rs. 6,475.64 crores in the preceding year.

- The **consolidated PAT** for the year stood at **Rs. 1,055.07 crores** as against Rs. 759.61 crores for the previous year, a **rise of 38.90%.** The increase in the operating revenues has been mainly on account of **inclusion of the Company's share in the Indonesian coal companies**.

- **Tata Power Trading Company Limited (Tata Power Trading)**: Tata Power Trading's revenues increased 46.32% to Rs. 882.12 crores from Rs. 602.87 crores in the previous year. In FY07-08, Tata Power Trading's PAT increased to Rs. 4.3 crores from Rs. 3.84 crores in FY06-07.

- **Powerlinks Transmission Limited (Powerlinks)**: Powerlinks, the first public-private joint venture in power transmission in India has earned revenues of Rs. 245.52 crores as against Rs. 135.01 crores in the previous year. The PAT also increased to Rs. 58.41 crores from Rs. 20.57 crores in the previous year.

- **North Delhi Power Limited (NDPL)**: From the previous year, NDPL's revenues grew by 11.45% to Rs. 2,287.23 crores. Net profit showed an increase from Rs. 185.65 crores in FY06-07 to Rs. 281.58 crores in FY07-08.

OPERATIONAL HIGHLIGHTS



Trombay Thermal Power Station



Jojobera Thermal Power Station

- The Company's **annual sales** in FY07-08 at **14,959 MUs** exceeded the previous high of 14,422 MUs in FY06-07.
- **Annual generation** increased from 14,269 MUs in FY06-07 to **14,717 MUs** in FY07-08.
- **Trombay Thermal Power Station** recorded the highest ever generation of **10,002 MUs** crossing the 10,000 mark for the first time with a **PLF of 85.61%** for FY07-08.
- **Jojobera Thermal Power Station** also recorded highest ever generation at **2,862 MUs** in FY08. Jojobera also completed successful implementation of Integrated Management System and received certification from TÜV.
- Coastal Gujarat Power Limited (CGPL) received the host country approval for **"Clean Development Mechanism" (CDM)** project.

NEW PROJECTS


CGPL
Signing Ceremony for Financing Ag
of
4000 MW Ultra Mega Power P
at Mundra, Gujarat.
24th April 2008

Mundra Financing Ceremony


TATA
Signing Ceremony for Financial Closure
Of
1050 MW Maithon Right Bank Thermal Power Project
Dhanbad, Jharkhand.
(Developed by Maithon Power Limited)
4th February 2008

Maithon Financing Ceremony

The Company has charted out aggressive growth plans for the addition of 10,000 MW of generation capacity in the next five years. The projects mentioned below are in various phases of implementation.

- **4,000 MW Mundra Ultra Mega Power Project**

  Tata Power reinforced its commitment to accelerate the pace of the project by completing the signing of financial agreements for 4,000 MW Ultra Mega Power Project (UMPP), coming up at Mundra, Gujarat owned by its subsidiary Coastal Gujarat Power Limited (CGPL). The cost of the project is estimated at INR 17,000 crores with the first of the five units to be commissioned in September 2011.

- **1,050 MW Maithon Joint Venture Project**

  Financing has been completed for the 1,050 MW Maithon Joint Venture Project. The Project, estimated at a cost of Rs. 4,450 crores is being funded on a debt-equity ratio of 70:30. The promoters, Tata Power and Damodar Valley Corporation, would bring in equity in a ratio of 74% and 26% respectively. The debt for the project is Rs. 3,115 crores and is being financed by the State Bank of India along with other banks.



250 MW (Unit 8) under construction



Haldia Power Plant under construction

- **250 MW (Unit 8) Expansion Project at Trombay**

  The 250 MW (Unit 8) expansion project at Trombay is on schedule and will be commissioned by October 2008.

- **100.8 MW Wind Farm Projects**

  The 50.4 MW Khandke Wind Farm Project was completed in the 3rd quarter of FY08. Orders have been placed for the setting up of machines in two additional wind projects of 50.4 MW each, which are being developed in the Samana district in Gujarat and the Gadag district in Karnataka.

- **120 MW Haldia Power Plant**

  Unit 1 of 2 x 45 MW Phase of Haldia Project was synchronised with the grid in April 2008. The 2nd unit is scheduled for commissioning later this financial year.

- **Captive Power Projects for Tata Steel**

  The 120 MW Power House #6 at Tata Steel Works, Jamshedpur will be commissioned in FY09. The 120 MW Unit #5 at Jojobera is also progressing as per schedule and will be commissioned in FY10.

NEW PROJECTS



Jojobera Control Room



Loading Port at the Indonesian Coal Mines

✦ **2,400 MW Coastal Maharashtra Project**

The Company is actively pursuing setting up a mega power project in coastal Maharashtra and is in discussions with the Government of Maharashtra (GoM) to get the required assistance in land acquisition.

✦ **Acquisition of 30% stake in Indonesian Coal Mines**

On 26th June, 2007, Tata Power completed the acquisition of 30% equity in Indonesian Coal Mines, PT Kaltim Prima Coal (KPC) and PT Arutmin Indonesia, as well as trading companies from PT Bumi Resources. The acquisition was financed through bridge loan of USD 950 million.

✦ **Captive Coal Blocks**

Mandakini Coal Block in Orissa - The screening committee from the Ministry of Coal has allotted Mandakini Coal Block in Orissa jointly to Tata Power, Jindal Photo and Monnet Ispat. Heads of Agreement has been signed with JV partners.

Tubed Coal Block in Jharkhand - A joint venture has been formed with the Company and Hindalco, and Tubed Coal Mines Limited has been registered.

CORPORATE SUSTAINABILITY INITIATIVES


TATA POWER
HOMEOPATHIC MEDICAL CAMP
ON
AT CHHOTA GOVINDPUR

Tata Power is committed to setting high standards in its pursuit of sustainability and remaining sensitive to the issues of resource conservation, environment protection and enrichment and development of local communities. The Company has continued its focus on community development activities in and around its areas of operation.

- The Company carried out regular medical check-ups, provided medicines at the Company's health centres, and carried out a number of health awareness programmes such as eye and blood donation camps at several locations.
- Suraksha Rally was a programme organised to promote awareness of HIV/AIDS among students and communities.
- The Company organised a Jan Jagruti Abhiyan in schools and communities to educate them about electrical safety. Energy conservation programmes were also conducted in several schools.
- A number of other training programmes were carried out for developing self-employment opportunities among the rural population.
- Community development teams at our new project locations have started interactions with the local community to understand their needs. The positive relationship developed resulted in focusing on the prioritized needs of infrastructure (restoration/repairs to damaged roads, construction of speed breakers, fencing of crematorium, installations of bore wells, support for existing school infrastructure etc.). Employment issues have been addressed by hiring locals, allotting shops/cabins/canteens to locals, and compiling a database for potential employment through contractors.

AWARDS AND RECOGNITIONS



Dahanukar Award


I CHOOSE TO KEEP ALL MY
OFFICE ACs AT 24°C.
I SAVE POWER.
I WILL,
MUMBAI WILL.

Energy Conservation Campaign

- **"Greentech Safety Gold Award 2008"** in Thermal Power sector for **"Outstanding achievement in Safety Management"** awarded to **Trombay Thermal Power Station** for the 5th consecutive year – April 2008.
- **"Suraksha Puraskar"** by the National Safety Council of India for **Jojobera**, in January 2008 for developing and implementing very effective **Safety Management Systems and Procedures** during the assessment period of three years – 2003-05.
- **Silver Shield** awarded for **Bhira** and **Bhira Pump Storage Scheme** (6 x 25 + 1 x 150 MW), adjudged the second best performing station in the country by the Central Electricity Authority, India – March 2008.
- Awarded the **Quality Circles Award 2007** at the "National Convention on Quality Circles" under the aegis of Quality Circle Forum of India.
- **Dahanukar Award** by the Indian Association of Occupational Health for HIV/AIDS intervention at the workplace.
- **NASSCOM Best IT User Award 2006** in the Energy and Utility sector for providing value added services to consumers through Customer Portal System via Internet website.
- **Amity HR Excellence Award for the year 2007** for effective people management practices and HR systems.
- **Association of Business Communicators India – Award 2007**, Bronze in Social Responsibility Communication, won jointly with Reliance Energy Ltd. & BEST for the Energy Conservation campaign "I will, Mumbai will".

ESTABLISHING A PAN INDIA PRESENCE

EXISTING OPERATIONS

- THERMAL POWER
- HYDRO POWER
- WIND POWER
- TRANSMISSION BUSINESS
- DISTRIBUTION BUSINESS
- SED

PROJECTS UNDER IMPLEMENTATION

- THERMAL POWER
- WIND POWER



Delhi
Bhutan
Maithon
Jojobera/Jamshedpur
Haldia
Mundra
Samana
Bhivpuri
Khopoli
Sadawaghapur
Ahmednagar
Trombay
Mumbai
Pune
Khandke
Bramanvel
Bhira
Gadag
Belgaum
Bengaluru

EXISTING OPERATIONS

Mumbai License Area	1,797 MW
(Trombay - 1,350 MW + Hydro - 447 MW)	
Jojobera, Jharkhand	428 MW
Belgaum, Karnataka	81 MW
Ahmednagar, Maharashtra	17 MW
Khandke, Maharashtra	37.6 MW
Bramanvel, Maharashtra	7.5 MW
North Delhi (Distribution)	850 MW
Tala Transmission	1,200 KM

PROJECTS UNDER IMPLEMENTATION

Thermal Projects	
Mundra	4,000 MW
Maithon	1,050 MW
Trombay	250 MW
Haldia	120 MW
Jojobera/Jamshedpur	240 MW
Wind Farms	
Samana	50 MW
Sadawaghapur	23 MW
Gadag	50 MW

Graphical representation. Not to scale.

BOARD OF DIRECTORS

(As on 3rd July, 2008)

Mr. R N Tata	Chairman
Mr. Syamal Gupta	
Mr. R Gopalakrishnan	
Dr. H S Vachha	
Mr. R K Misra	LIC Nominee
Mr. A J Engineer	
Mr. N H Mirza	
Mr. Rahul Asthana	State Government Director
Mr. D M Satwalekar	
Dr. R H Patil	
Mr. P G Mankad, IAS (Retd.)	
Mr. P R Menon	Managing Director
Mr. S Ramakrishnan	Executive Director
Mr. S Padmanabhan	Executive Director
Mr. Banmali Agrawala	Executive Director

COMPANY SECRETARY	Mr. B J Shroff
REGISTERED OFFICE	Bombay House, 24, Homi Mody Street, Mumbai - 400 001
SHARE REGISTRARS	TSR Darashaw Limited 6-10, Haji Moosa, Patrawala Industrial Estate, 20, Dr. E. Moses Road, Mahalaxmi, Mumbai 400 011
SOLICITORS	Mulla & Mulla and Craigie Blunt & Caroe
AUDITORS	Deloitte Haskins & Sells
BANKERS	State Bank of India Standard Chartered Bank Ltd. ICICI Bank Ltd. IDBI Bank Ltd. Citibank N.A.

CONTENTS

ANNUAL GENERAL MEETING on Wednesday, the 10th day of September 2008 at 3 p.m. at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai 400 020.
As a measure of economy, copies of the Annual Report will not be distributed at the Annual General Meeting. Shareholders are requested to kindly bring their copies to the meeting.

Visit us at : www.tatapower.com

NOTICE

The EIGHTY-NINTH ANNUAL GENERAL MEETING of THE TATA POWER COMPANY LIMITED will be held on Wednesday, the 10th day of September 2008 at 3 p.m. at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai 400 020, to transact the following business:-

1. To receive, consider and adopt the Audited Profit and Loss Account for the year ended 31st March, 2008 and the Balance Sheet as at that date together with the Reports of the Directors and the Auditors thereon.
2. To declare a dividend on Equity Shares.
3. To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:-

   "RESOLVED that Mr Syamal Gupta, a Director liable to retire by rotation who does not seek re-election, is not re-appointed a Director of the Company.

   FURTHER RESOLVED that the vacancy on the Board of Directors of the Company so created be not filled."
4. To appoint a Director in place of Mr R Gopalakrishnan, who retires by rotation and is eligible for re-appointment.
5. To appoint Auditors and fix their remuneration.
6. **Appointment of Mr D M Satwalekar as Director**

   To appoint a Director in place of Mr D M Satwalekar, who was appointed as an Additional Director of the Company with effect from 12th February, 2008 by the Board of Directors and who holds office upto the date of the forthcoming Annual General Meeting of the Company under Section 260 of the Companies Act, 1956 (the Act) but who is eligible for appointment and in respect of whom the Company has received a notice in writing under Section 257 of the Act from a Member proposing his candidature for the office of Director.
7. **Appointment of Dr R H Patil as Director**

   To appoint a Director in place of Dr R H Patil, who was appointed as an Additional Director of the Company with effect from 3rd July, 2008 by the Board of Directors and who holds office upto the date of the forthcoming Annual General Meeting of the Company under Section 260 of the Companies Act, 1956 (the Act) but who is eligible for appointment and in respect of whom the Company has received a notice in writing under Section 257 of the Act from a Member proposing his candidature for the office of Director.
8. **Appointment of Mr P G Mankad as Director**

   To appoint a Director in place of Mr P G Mankad, who was appointed as an Additional Director of the Company with effect from 3rd July, 2008 by the Board of Directors and who holds office upto the date of the forthcoming Annual General Meeting of the Company under Section 260 of the Companies Act, 1956 (the Act) but who is eligible for appointment and in respect of whom the Company has received a notice in writing under Section 257 of the Act from a Member proposing his candidature for the office of Director.
9. **Appointment of Mr S Padmanabhan as Director**

   To appoint a Director in place of Mr S Padmanabhan, who was appointed as an Additional Director of the Company with effect from 6th February, 2008 by the Board of Directors and who holds office upto the date of the forthcoming Annual General Meeting of the Company under Section 260 of the Companies Act, 1956 (the Act) but who is eligible for appointment and in respect of whom the Company has received a notice in writing under Section 257 of the Act from a Member proposing his candidature for the office of Director.
10. **Appointment of Mr S Padmanabhan as Executive Director**

    To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:-

"RESOLVED that pursuant to the provisions of Sections 198, 269, 309 and other applicable provisions, if any, of the Companies Act, 1956 (the Act), as amended or re-enacted from time to time, read with Schedule XIII to the Act, the Company hereby approves of the appointment and terms of remuneration of Mr S Padmanabhan as the Executive Director of the Company for the period from 6th February, 2008 to 5th February, 2013, upon the terms and conditions set out in the Explanatory Statement annexed to the Notice convening this meeting, including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year, with liberty to the Directors to alter and vary the terms and conditions of the said appointment in such manner as may be agreed to between the Directors and Mr Padmanabhan."

11. **Appointment of Mr B Agrawala as Director**

To appoint a Director in place of Mr B Agrawala, who was appointed as an Additional Director of the Company with effect from 15th February, 2008 by the Board of Directors and who holds office upto the date of the forthcoming Annual General Meeting of the Company under Section 260 of the Companies Act, 1956 (the Act) but who is eligible for appointment and in respect of whom the Company has received a notice in writing under Section 257 of the Act from a Member proposing his candidature for the office of Director.

12. **Appointment of Mr B Agrawala as Executive Director**

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:-

"RESOLVED that pursuant to the provisions of Sections 198, 269, 309 and other applicable provisions, if any, of the Companies Act, 1956 (the Act), as amended or re-enacted from time to time, read with Schedule XIII to the Act, the Company hereby approves of the appointment and terms of remuneration of Mr B Agrawala as the Executive Director of the Company for the period from 15th February, 2008 to 14th February, 2013, upon the terms and conditions set out in the Explanatory Statement annexed to the Notice convening this meeting, including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year, with liberty to the Directors to alter and vary the terms and conditions of the said appointment in such manner as may be agreed to between the Directors and Mr Agrawala."

13. **Commission to Directors**

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:-

"RESOLVED that pursuant to the provisions of Section 309 and other applicable provisions, if any, of the Companies Act, 1956 (the Act), a sum not exceeding one per cent per annum of the net profits of the Company calculated in accordance with the provisions of Sections 198, 349 and 350 of the Act, be paid to and distributed amongst the Directors of the Company or some or any of them [other than the Managing Director and the Executive Director(s)] in such amounts or proportions and in such manner and in all respects as may be directed by the Board of Directors and such payments shall be made in respect of the profits of the Company for each year of the period of five years commencing 1st April, 2008."

14. **Revision in terms of remuneration of Mr P R Menon, Managing Director**

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:-

"RESOLVED that in partial modification of Resolution No. 7 passed at the Annual General Meeting of the Company held on 8th August, 2007 for the appointment and terms of remuneration of Mr P R Menon, Managing Director of the Company and in accordance with the provisions of Sections 198, 269, 309, 310 and other applicable provisions, if any, of the Companies Act, 1956 (the Act) read with Schedule XIII to the Act, the Company hereby approves of the revision in the maximum amount of salary payable to Mr Menon (including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year) during the tenure of his appointment with authority to the Board of Directors to fix his salary within such maximum amount, increasing thereby, proportionately, all benefits related to the quantum of salary, with effect from 1st April, 2008 for the remainder of the tenure of his contract as set out in the Explanatory Statement annexed to the Notice convening this meeting."

15. **Revision in terms of remuneration of Mr S Ramakrishnan, Executive Director**

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:-

"RESOLVED that in partial modification of Resolution Nos. 7, 6 and 12 passed at the Annual General Meetings of the Company held on 4th August, 2005, 1st August, 2006 and 8th August, 2007 respectively for the appointment and terms of remuneration of Mr S Ramakrishnan, Executive Director of the Company, and in accordance with the provisions of Sections 198, 269, 309, 310 and other applicable provisions, if any, of the Companies Act, 1956 (the Act) read with Schedule XIII to the Act, the Company hereby approves of the revision in the maximum amount of salary payable to Mr Ramakrishnan (including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year) during the tenure of his appointment with authority to the Board of Directors to fix his salary within such maximum amount, increasing thereby, proportionately, all benefits related to the quantum of salary, with effect from 1st April, 2008 for the remainder of the tenure of his contract as set out in the Explanatory Statement annexed to the Notice convening this meeting."

16. **Appointment of Branch Auditors**

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:-

"RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956 (the Act), Hoda Vasi Chowdhury & Co., Bangladesh, the retiring Branch Auditors of the Bangladesh Branch of the Company, be and are hereby re-appointed as the Branch Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company and to examine and audit the books of account of the Branch Office of the Company located at Bangladesh for the financial year 2008-09 on such remuneration as may be mutually agreed upon between the Board of Directors of the Company and the Branch Auditors plus reimbursement of service tax, travelling and out-of-pocket expenses.

FURTHER RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Act, the Board of Directors of the Company be and is hereby authorised to appoint as Branch Auditors of any branch office which may be opened hereafter in India or abroad in consultation with the Company's Auditors, any person qualified to act as Branch Auditor within the provisions of the said Section 228 and to fix their remuneration."

NOTES:

(a) The relative Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 (the Act), in regard to the business as set out in Item Nos. 3, 6 to 16 above and the relevant details in respect of Item Nos. 4, 6 to 9 and 11 pursuant to Clause 49 of the Listing Agreements with the Stock Exchanges, are annexed hereto.

(b) A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

(c) Corporate Members intending to send their authorised representatives to attend the meeting are requested to send a certified copy of the Board Resolution authorising their representative to attend and vote in their behalf at the Meeting.

(d) In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote.

(e) The Register of Members and the Transfer Books of the Company will remain closed from 21st August, 2008 to 10th September, 2008, both days inclusive.

(f) Dividend, if declared, will be paid on or after 12th September, 2008 to those Members whose names appear on the Company's Register of Members on 10th September, 2008. In respect of shares held in electronic form, the dividend will be payable to those who are the beneficial owners of shares at the close of business hours on 20th August, 2008, as per details furnished by National Securities Depository Limited and Central Depository Services (India) Limited.

(g) Members are requested to notify immediately any change in their addresses and/or the Bank Mandate details to the Company's Registrars and Share Transfer Agents, TSR Darashaw Limited (TSRDL) for shares held in physical form and to their respective Depository Participants for shares held in electronic form.

(h) Members holding shares in electronic form may please note that their bank details as furnished by the respective Depositories to the Company will be considered for remittance of dividend as per the applicable regulations of the Depositories and the Company will not entertain any direct request from such Members for change/deletion in such bank details. Further, instructions, if any, already given by them in respect of shares held in physical form, will not be automatically applicable to the dividend paid on shares held in electronic form. Members may, therefore, give instructions regarding bank accounts in which they wish to receive dividend to their Depository Participants.

(i) Pursuant to Section 205 of the Act, all unclaimed/unpaid dividends upto the financial year ended 31st March, 1996 have been transferred to the General Revenue Account of the Central Government. Shareholders, who have not yet encashed their dividend warrants for the said period, are requested to forward their claims in the prescribed Form No. II to the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978 to -

Office of the Registrar of Companies
Central Government Office Bldg., 'A' Wing, 2nd floor,
Next to Reserve Bank of India.
CBD Belapur – 400 614.

Consequent upon the amendment of Section 205A of the Act and the introduction of Section 205C by the Companies (Amendment) Act, 1999, the amount of dividend for the subsequent years remaining unpaid or unclaimed for a period of seven years from the date of transfer to the Unpaid Dividend Account of the Company shall be transferred to the Investor Education and Protection Fund (the Fund) set up by the Government of India and no payments shall be made in respect of any such claims by the Fund.

Members who have not yet encashed their dividend warrant(s) for the financial year ended 31st March, 2001 onwards, are requested to make their claims to the Company accordingly, without any delay. It may be noted that the unclaimed dividend for the financial year ended 31st March, 2001 is due for transfer to the Fund on 26th September, 2008. Kindly, therefore, write to TSRDL, latest by 21st August, 2008.

By Order of the Board of Directors,
B J Shroff
Vice-President & Company Secretary

Mumbai, 3rd July, 2008

Registered Office:
Bombay House,
24, Homi Mody Street,
Mumbai 400 001.

EXPLANATORY STATEMENT

As required by Section 173 of the Companies Act, 1956 (the Act), the following Explanatory Statement sets out all material facts relating to the business mentioned under Item Nos. 3, 6 to 16 of the accompanying Notice dated 3rd July, 2008:

Item No.3 : In accordance with the provisions of Section 256 of the Act and the Company's Articles of Association, Mr Syamal Gupta retires by rotation. Mr Gupta has not sought re-election. It has been decided by the Board that the vacancy so created on the Board of the Company should be not filled. The Members' attention is invited to the Directors' Report.

Item No. 6 : Mr D M Satwalekar was appointed as an Additional Director of the Company with effect from 12th February, 2008 by the Board of Directors under Section 260 of the Act and Article 132 of the Company's Articles of Association. In terms of Section 260 of the Act, Mr Satwalekar holds office only upto the date of the forthcoming Annual General Meeting but is eligible for appointment as a Director.

Mr Satwalekar is the Managing Director and CEO of HDFC Standard Life Insurance Company Limited since November 2000 and prior to this, he was the Managing Director of HDFC Limited from 1993-2000. Mr Satwalekar obtained a Bachelors Degree in Technology from the Indian Institute of Technology, Bombay and a Masters Degree in Business Administration from The American University, Washington DC. He has considerable experience in the fields of finance, infrastructure and corporate governance, and would be able to contribute to the Company's growth planning.

The Board considers it desirable that the Company should receive the benefit of his valuable experience and advice and commends his appointment.

A notice under Section 257 of the Act has been received from a Member signifying his intention to propose Mr Satwalekar's appointment as a Director.

Mr Satwalekar is not related to any other Director of the Company. Mr Satwalekar is deemed to be concerned or interested in the Resolution at Item No. 6 of the Notice.

Item No.7 : Dr R H Patil was appointed as an Additional Director of the Company with effect from 3rd July, 2008 by the Board of Directors under Section 260 of the Act and Article 132 of the Company's Articles of Association. In terms of Section 260 of the Act, Dr Patil holds office only upto the date of the forthcoming Annual General Meeting but is eligible for appointment as a Director.

Dr Patil is presently the Chairman of The Clearing Corporation of India Limited and an Independent Director on the Board of Axis Bank Limited. Dr Patil has a Masters Degree in Economics and also a Doctorate in International Economics. He was the first Managing Director of National Stock Exchange of India Limited and has also worked for 7 years with Reserve Bank of India and more than 18 years with Industrial Development Bank of India (now IDBI Bank Limited).

The Board considers it desirable that the Company should receive the benefit of his valuable experience and advice and commends his appointment.

A notice under Section 257 of the Act has been received from a Member signifying his intention to propose Dr Patil's appointment as a Director.

Dr Patil is not related to any other Director of the Company. Dr Patil is deemed to be concerned or interested in the Resolution at Item No. 7 of the Notice.

Item No. 8 : Mr P G Mankad was appointed as an Additional Director of the Company with effect from 3rd July, 2008 by the Board of Directors under Section 260 of the Act and Article 132 of the Company's Articles of Association. In terms of Section 260 of the Act, Mr Mankad holds office only upto the date of the forthcoming Annual General Meeting but is eligible for appointment as a Director.

Mr Mankad is a retired civil servant with a distinguished career of over 40 years in the prestigious Indian Administrative Service, which he joined in 1964, topping his batch. He was educated at Delhi University and later at Cambridge, UK, where he obtained a Post Graduate Diploma in Development Studies, with distinction. Some of the important positions that he has held include Counsellor (Economic) in the Indian Embassy, Tokyo; Controller of Capital Issues, Ministry of Finance; Finance Secretary, Government of India and Executive Director for India and four other countries and Board Member, Asian Development Bank, Manila, which was his last assignment till July 2004. He is a member of the Board of several companies including Tata International Limited, Tata Elxsi Limited, Kingfisher Airlines Limited and Max India Limited.

The Board considers it desirable that the Company should receive the benefit of his valuable experience and advice and commends his appointment.

A notice under Section 257 of the Act has been received from a Member signifying his intention to propose Mr Mankad's appointment as a Director.

Mr Mankad is not related to any other Director of the Company. Mr Mankad is deemed to be concerned or interested in the Resolution at Item No. 8 of the Notice.

Item Nos. 9 to 12 : Mr S Padmanabhan was appointed as an Additional Director of the Company with effect from 6th February, 2008 by the Board of Directors under Section 260 of the Act and Article 132 of the Company's Articles of Association. In terms of Section 260 of the Act, Mr Padmanabhan holds office only upto the date of the forthcoming Annual General Meeting but is eligible for appointment as a Director. A notice under Section 257 of the Act has been received from a Member signifying his intention to propose Mr Padmanabhan's appointment as a Director. The Board had also appointed Mr Padmanabhan as the Executive Director for the period from 6th February, 2008 to 5th February, 2013, subject to the approval of the Members.

Mr Padmanabhan was the Executive Director Human Resources of Tata Consultancy Services Limited (TCS). Mr Padmanabhan joined TCS in 1982 as a trainee and progressed into various roles. He headed the Application Development and Maintenance Practice (2001-2002), the Delivery Centre at Sholinganallur, Chennai (1998-2000), and the Airline Industry Practice (1999-2000). He was also CEO of Aviation Software Development Consultancy, a Joint Venture between TCS and Singapore Airlines (1996-1998), and Country Manager for TCS Switzerland (1993-1996). He took a lead role in the IPO of TCS and demonstrated a strong grasp of finance fundamentals. He contributed a great deal in TCS' road shows during the IPO.

Mr Padmanabhan brings rich experience in large-scale project build up and delivery, global sourcing and value creation in operational efficiencies. His experience in the area of organizational transformation would help the Company in building capabilities. Further, he has the ability to understand the business and industry and add value in areas of strategy, human resources and project execution.

Mr Banmali Agrawala was appointed as an Additional Director of the Company with effect from 15th February, 2008 by the Board of Directors under Section 260 of the Act and Article 132 of the Company's Articles of Association. In terms of Section 260 of the Act, Mr Agrawala holds office only upto the date of the forthcoming Annual General Meeting but is eligible for appointment as a Director. A notice under Section 257 of the Act has been received from a Member signifying his intention to propose Mr Agrawala's appointment as a Director. The Board had also appointed Mr Agrawala as the Executive Director for the period from 15th February, 2008 to 14th February, 2013, subject to the approval of the Members.

Mr Agrawala was the Managing Director of Wartsila India Limited and Group Vice President, Bio Power, Wartsila Corporation, responsible for the global Bio Power business. Prior to Wartsila, he was with Bajaj Auto Limited in Research & Development Division (1984-1987). He brings with him a deep understanding of the Indian power industry as well as the global renewables business. He has 23 years of professional experience in the industry and has held several senior positions in industry bodies. He is currently Chairman, CII-Western Region and was the Chairman of Power Committee, Western Region, CII in 2006.

The Board of Directors, vide Resolution passed on 2nd July, 2008, revised the maximum amount of salary payable to Mr Padmanabhan and Mr Agrawala (including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year) during the tenure of their respective appointments from Rs. 4,00,000 per month to Rs. 6,00,000 per month, with authority to the Board of Directors to fix their salary within such maximum amount, increasing thereby, proportionately, all benefits related to the quantum of salary, with effect from 1st April, 2008 for the remainder of the tenure of their respective contracts. The Board also approved of altering the draft Agreements to be executed between the Company and Mr Padmanabhan and Mr Agrawala respectively to reflect the above change.

The draft Agreements between the Company and Mr Padmanabhan and Mr Agrawala as Executive Directors (hereinafter referred to as "the Appointees") as amended vide Resolution passed by the Board on 2nd July, 2008, contain the following principal terms and conditions:

(1) Tenure of Agreement:

Mr Padmanabhan: For a period of 5 years commencing from 6th February, 2008 to 5th February, 2013.

Mr Agrawala: For a period of 5 years commencing from 15th February, 2008 to 14th February, 2013.

(2) Nature of duties:

The Appointees shall devote their whole time and attention to the business of the Company and carry out such duties as may be entrusted to them by the Managing Director and/or the Board from time to time and separately communicated to them and exercise such powers as may be assigned to them, subject to superintendence, control and directions of the Board in connection with and in the best interests of the business of the Company and the business of any one or more of its associated companies and/or subsidiaries, including performing duties as assigned by the Managing Director and/or the Board from time to time by serving on the boards of such associated companies and/or subsidiaries or any other executive body or any committee of such a company.

(3) (a) Remuneration: Basic salary upto a maximum of Rs.6,00,000 per month, with annual increments which will be effective 1st April each year (first annual increment being effective 1st April, 2009) as may be decided by the Board, will be merit-based and will also take into account the Company's performance; incentive remuneration, if any, and/or commission based on certain performance criteria to be laid down by the Board; benefits, perquisites and allowances, as may be determined by the Board from time to time.

Mr Agrawala will also be entitled to receive a one time payment of Rs. 20,00,000 to cover any costs involved due to his joining the Company at the earliest possible date.

(b) Minimum Remuneration: Notwithstanding anything to the contrary herein contained, where in any financial year during the currency of the tenure of the Appointees, the Company has no profits or its profits are inadequate, the Company will pay to the Appointees remuneration by way of basic salary, benefits, perquisites, allowances and incentive remuneration, as specified above.

The Agreements of the Appointees also contain the following terms and conditions:

1. Adherence with the Tata Code of Conduct, no conflict of interest with the Company, intellectual property and maintenance of confidentiality.
2. The Appointees shall not become interested or otherwise concerned, directly or through their respective spouse and/or children, in any selling agency of the Company.
3. These appointments may be terminated by either party by giving to the other party six months' notice of such termination or the Company paying six months' remuneration in lieu of such notice.
4. The employment of the Appointees may be terminated by the Company without notice or payment in lieu of notice:
   (a) If the Appointees are found guilty of any gross negligence, default or misconduct in connection with or affecting the business of the Company or any subsidiary or associated company to which they are required by the Agreement to render services; or
   (b) In the event of any serious or repeated or continuing breach (after prior warning) or non-observance by the Appointees of any of the stipulations contained in the Agreement to be executed between the Company and the Appointees; or
   (c) In the event the Board expresses its loss of confidence in the Appointees.

5. In the event the Appointees are not in a position to discharge their official duties due to any physical or mental incapacity, the Board shall be entitled to terminate their contracts on such terms as the Board may consider appropriate in the circumstances.
6. Upon the termination by whatever means of the Appointees' employment :
   (a) The Appointees shall immediately tender their resignation from other offices held by them in any subsidiaries and associated companies and other entities without claim for compensation for loss of office and in the event of their failure to do so the Company would be irrevocably authorised to appoint some person in their name and on their behalf to sign and deliver such resignation or resignations to the Company and to each of the subsidiaries and associated companies of which they are at the material time Director or other officer.
   (b) The Appointees shall not without the consent of the Company at any time thereafter represent themselves as connected with the Company or any of the subsidiaries or associated companies.
7. The Appointees are appointed as Directors by virtue of their employment in the Company and their appointments shall be subject to the provisions of Section 283(1)(l) of the Act.
8. If and when the Agreements expire or are terminated for any reason whatsoever, the Appointees will cease to be the Executive Directors, and also cease to be Directors. If at any time, the Appointees cease to be Directors of the Company for any reason whatsoever, they shall cease to be the Executive Directors, and the Agreements shall forthwith terminate. If at any time, the Appointees cease to be in the employment of the Company for any reason whatsoever, they shall cease to be Directors and Executive Directors of the Company.
9. The terms and conditions of the appointments may be altered or varied by the Board of Directors, as it may in its discretion deem fit, irrespective of the limits stipulated under Schedule XIII to the Act or any amendments made hereafter in this regard, subject to such approvals as may be required.
10. In respect of the appointment of Mr Padmanabhan in the Company, the same will be construed as a transfer from TCS and for all intents and purposes, the date of joining will be the date on which Mr Padmanabhan joined the Group. Mr Padmanabhan will also enjoy all benefits of continuity with regard to Gratuity and other benefits.

The foregoing material terms may also be treated as an abstract of the revised draft Agreements between the Company and Mr Padmanabhan and Mr Agrawala as Executive Directors, pursuant to Section 302 of the Act, in partial modification of the abstract sent to the Members in February 2008.

The Directors are of the view that the appointment of Mr Padmanabhan and Mr Agrawala as Executive Directors will be beneficial to the operations of the Company and the remuneration payable to them is commensurate with their abilities and experience.

In compliance with the provisions of Sections 198, 269, 309 and other applicable provisions of the Act, read with Schedule XIII to the Act, the terms of remuneration specified above are now being placed before the Members for their approval.

The Directors commend the Resolutions at Item Nos. 9 to 12 of the accompanying Notice for acceptance by the Members of the Company.

The Appointees are not related to any other Director of the Company.

Mr Padmanabhan and Mr Agrawala are concerned or interested in the Resolutions of the accompanying Notice relating to their individual appointments as contained at Item Nos. 9 to 12.

Item No.13 : At the Annual General Meeting held on 4th August, 2003, the Members had approved payment of remuneration not exceeding one per cent per annum of the net profits of the Company computed in accordance with the provisions of the Act to the Directors [apart from the Managing Director and the Executive

Director(s)] for each of the five financial years of the Company commencing 1st April, 2003. It is now proposed to extend the payment of remuneration to the Directors for a further period of five years commencing 1st April, 2008. The remuneration will be distributed amongst all or some or any of the Directors in accordance with the directives given by the Board.

All the Directors of the Company except the Managing Director and the Executive Directors are concerned or interested in the Resolution at Item No.13 of the Notice to the extent of the remuneration that may be received by them.

Item No.14 : At the Annual General Meeting held on 8th August, 2007, the Members of the Company had approved of appointment and terms of remuneration of Mr P R Menon as Managing Director (MD) of the Company for the period from 16th October, 2006 to 31st January, 2011 including *inter alia* basic salary upto a maximum of Rs.5,00,000 per month.

It is now proposed to revise the maximum basic salary payable to Mr Menon to Rs.6,50,000 per month increasing thereby, proportionately, all benefits related to the quantum of salary, with effect from 1st April, 2008 for the remainder of the tenure of his contract upto 31st January, 2011.

The aggregate of the remuneration as aforesaid shall be within the maximum limits as laid down under Sections 198, 309, 310 and all other applicable provisions, if any, of the Act read with Schedule XIII to the Act as amended and as in force from time to time.

In compliance with the provisions of Sections 198, 309 and 310 read with Schedule XIII to the Act, the revised terms of remuneration of the MD are now being placed before the Members in General Meeting for their approval.

This may be treated as an abstract of the draft Agreement between the Company and Mr Menon pursuant to Section 302 of the Act.

The Board commends the Resolution at Item No. 14 of the accompanying Notice for acceptance by the Members.

Mr Menon is concerned or interested in the Resolution at Item No.14 of the Notice.

Item No.15 : At the Annual General Meeting held on 4th August, 2005, the Members of the Company had approved of appointment and terms of remuneration of Mr S Ramakrishnan as Executive Director (ED) of the Company for the period of 5 years from 1st October, 2004 including *inter alia* salary in the range of Rs.7,80,000-Rs.26,00,000 per annum, with authority to the Board to fix his salary within the abovementioned scale.

At the Annual General Meeting held on 1st August, 2006, the Members had approved of revision in the perquisites and allowances payable to Mr Ramakrishnan with effect from 1st April, 2006 for the remaining tenure of his contract upto 30th September, 2009. However, the salary scale remained unchanged.

At the Annual General Meeting held on 8th August, 2007, the Members had approved of revision in the maximum amount of salary payable to Mr Ramakrishnan upto Rs.4,00,000 per month during the tenure of his appointment with authority to the Board of Directors to fix his salary within such maximum amount, increasing thereby, proportionately, all benefits related to the quantum of salary, with effect from 1st April, 2007 for the remainder of the tenure of his contract upto 30th September, 2009.

It is now proposed to revise the maximum basic salary payable to Mr Ramakrishnan to Rs.6,00,000 per month, increasing thereby, proportionately, all benefits related to the quantum of salary, with effect from 1st April, 2008 for the remainder of the tenure of his contract upto 30th September, 2009.

The aggregate of the remuneration as aforesaid shall be within the maximum limits as laid down under Sections 198, 309, 310 and all other applicable provisions, if any, of the Act read with Schedule XIII to the Act as amended and as in force from time to time.

In compliance with the provisions of Sections 198, 309 and 310 read with Schedule XIII to the Act, the revised terms of remuneration of the ED are now being placed before the Members in General Meeting for their approval.

This may be treated as an abstract of the draft Agreement between the Company and Mr Ramakrishnan pursuant to Section 302 of the Act.

The Board commends the Resolution at Item No.15 of the accompanying Notice for acceptance by the Members.

Mr Ramakrishnan is concerned or interested in the Resolution at Item No.15 of the Notice.

Item No.16: It is proposed to re-appoint Hoda Vasi Chowdhury & Co. as Branch Auditors for the Bangladesh Office for the financial year 2008-09. The Members' approval is, therefore, sought for the re-appointment of Hoda Vasi Chowdhury & Co. as Branch Auditors of the Company's Branch Office in Bangladesh for the financial year 2008-09 and to authorise the Board of Directors, on the recommendations of the Audit Committee, to determine the remuneration payable in consultation with them.

In respect of the other branches of the Company, if any, which may be opened during the year, in India or abroad, the Members are requested to authorise the Board of Directors of the Company to appoint branch auditors in consultation with the Company's Auditors and to fix their remuneration.

The Board commends the Resolution at Item No.16 of the accompanying Notice for acceptance by the Members.

None of the Directors is in any way concerned or interested in the Resolution at Item No.16 of the Notice.

By Order of the Board of Directors,
B J Shroff
Vice-President & Company Secretary

Mumbai, 3rd July, 2008

Registered Office :
Bombay House,
24, Homi Mody Street,
Mumbai 400 001.

Details of the Directors seeking appointment/re-appointment at the forthcoming Annual General Meeting
(In pursuance of Clause 49 of the Listing Agreement)

Name of Director	Mr R Gopalakrishnan	Mr S Padmanabhan	Mr B Agrawala
Date of Birth	25th December, 1945	15th May, 1958	30th April, 1963
Date of Appointment	15th January, 1999	6th February, 2008	15th February, 2008
Expertise in specific functional areas	Mr Gopalakrishnan is the Executive Director of Tata Sons Ltd., Chairman of Rallis India Ltd., Vice Chairman of Tata Chemicals Ltd. and a Director of several other companies like Tata Motors Ltd., ICI India Ltd., Castrol India Ltd. etc. Prior to joining Tatas in 1998, he served with Levers for 31 years, where he rose from being a Management Trainee to being Vice Chairman of Hindustan Lever Ltd.	Mr Padmanabhan was the Executive Director Human Resources of Tata Consultancy Services Limited (TCS). He joined TCS in 1982 as a trainee and progressed into various roles. He headed the Application Development and Maintenance Practice (2001-2002), the Delivery Centre at Sholinganallur, Chennai (1998-2000), and the Airline Industry Practice (1999-2000). He was also CEO of Aviation Software Development Consultancy, a Joint Venture between TCS and Singapore Airlines (1996-1998), and Country Manager for TCS Switzerland (1993-1996). He took a lead role in the IPO of TCS and demonstrated a strong grasp of finance fundamentals. He contributed a great deal in TCS' road shows during the IPO. Mr Padmanabhan brings rich experience in large-scale project buildup and delivery, global sourcing and value creation in operational efficiencies. His experience in the area of organizational transformation would help the Company in building capabilities. Further, he has the ability to understand the business and industry and add value in areas of strategy, human resources and project execution.	Mr Agrawala was the Managing Director of Wartsila India Limited and Group Vice President, Bio Power, Wartsila Corporation, responsible for the global Bio Power business. Prior to Wartsila, he was with Bajaj Auto Limited in Research & Development Division (1984-1987). He brings with him a deep understanding of the Indian power industry as well as the global renewables business. He has 23 years of professional experience in the industry and has held several senior positions in Industry bodies. He is currently the Chairman, CII-Western Region and was the Chairman of Power Committee, Western Region, CII in 2006.
Qualifications	Graduate in Physics from Calcutta University and in Engineering from IIT, Kharagpur	BE (Electronics & Communications), PSG College of Technology, Coimbatore, Madras University. Master of Business Administration from IIM, Bangalore.	BE (Mechanical Engineering) with distinction, Manipal Institute of Technology, Mangalore University.

Details of the Directors seeking appointment/re-appointment at the forthcoming Annual General Meeting
(In pursuance of Clause 49 of the Listing Agreement)

Directorships held in other companies (excluding foreign companies)	Tata Sons Ltd. Tata Motors Ltd. Tata Chemicals Ltd. Rallis India Ltd. Tata Teleservices Ltd. Tata AutoComp Systems Ltd. Tata Technologies Ltd. ICI India Ltd. Castrol India Ltd. ABP Pvt. Ltd. Advinus Therapeutics Pvt. Ltd.	MP Online Ltd. Tata Power Trading Co. Ltd. Industrial Energy Ltd.	Nil
Committee position held in other companies	**Audit Committee** Tata Chemicals Ltd. ICI India Ltd. Castrol India Ltd. **Investor Grievance Committee** Tata Motors Ltd.	Nil	Nil
No. of shares held : **(a) Own** **(b) For other persons on a beneficial basis**	 Nil Nil	 Nil Nil	 Nil Nil

Name of Director	Mr D M Satwalekar	Dr R H Patil	Mr P G Mankad
Date of Birth	14th November, 1948	5th September, 1937	18th November, 1941
Date of Appointment	12th February, 2008	3rd July, 2008	3rd July, 2008
Expertise in specific functional areas	Mr Satwalekar is the Managing Director and CEO of HDFC Standard Life Insurance Company Limited since November 2000 and prior to this, he was the Managing Director of HDFC Limited from 1993-2000. He has considerable experience in the fields of finance, infrastructure and corporate governance, and would be able to contribute to the Company's growth planning.	Dr Patil is presently the Chairman of The Clearing Corporation of India Limited and an Independent Director on the Board of Axis Bank Limited. He was the first Managing Director of National Stock Exchange of India Limited and has also worked for 7 years with Reserve Bank of India and more than 18 years with Industrial Development Bank of India (now IDBI Bank Limited).	Mr Mankad is a retired civil servant with a distinguished career of over 40 years in the prestigious Indian Administrative Service, which he joined in 1964, topping his batch. Some of the important positions that he has held include Counsellor (Economic) in the Indian Embassy, Tokyo; Controller of Capital Issues, Ministry of Finance; Finance Secretary, Government of India and Executive Director for India and four other countries and Board Member, Asian Development Bank, Manila, which was his last assignment till July 2004.

Details of the Directors seeking appointment/re-appointment at the forthcoming Annual General Meeting
(In pursuance of Clause 49 of the Listing Agreement)

Qualifications	Bachelors Degree in Technology from the Indian Institute of Technology, Bombay and a Masters Degree in Business Administration from The American University, Washington DC.	Masters Degree in Economics and Doctorate in International Economics.	Educated at Delhi University and later at Cambridge, UK, where he obtained a Post Graduate Diploma in Development Studies, with distinction.
Directorships held in other companies (excluding foreign companies)	HDFC Standard Life Insurance Co. Ltd. Housing Development Finance Corpn. Ltd. Infosys Technologies Ltd. Asian Paints Ltd. Nicholas Piramal India Ltd. Entertainment Network India Ltd. Germinait Solutions Pvt. Ltd. Franklin Templeton Asset Management (India) Pvt. Ltd.	The Clearing Corporation of India Ltd. Clearcorp Dealing Systems (India) Ltd. National Securities Depository Ltd. National Securities Clearing Corporation India Ltd. National Stock Exchange of India Ltd. NSE.IT Ltd. SBI Capital Markets Ltd. CorpBank Securities Ltd. Axis Bank Ltd. NSDL Database Management Ltd. L&T Infrastructure Finance Co. Ltd. IDFC Asset Management Co. Pvt. Ltd.	Mysore Cements Ltd. Tata International Ltd. Tata Elxsi Ltd. DSP-ML Fund Managers Ltd. Mahindra & Mahindra Financial Services Ltd. Max India Ltd. ICRA Ltd. Noida Toll Bridge Co. Ltd. SRF Ltd. United Breweries (Holdings) Ltd. Kingfisher Airlines Ltd.
Committee position held in other companies	**Audit Committee** Infosys Technologies Ltd. (Chairman) **Investors Grievance Committee** Nicholas Piramal India Ltd. (Chairman) Housing Development Finance Corpn. Ltd.	**Audit Committee** National Securities Clearing Corporation India Ltd. (Chairman) National Stock Exchange of India Ltd. (Chairman) NSDL Database Management Ltd. (Chairman) Corp Bank Securities Ltd. (Chairman) L&T Infrastructure Finance Co. Ltd. (Chairman) NSE. IT Ltd. National Securities Depository Ltd. SBI Capital Markets Ltd. Axis Bank Ltd.	**Audit Committee** Mysore Cements Ltd. Tata International Ltd. DSP-ML Fund Managers Ltd. Noida Toll Bridge Co. Ltd. SRF Ltd. **Investors Grievance Committee** Mysore Cements Ltd. (Chairman) Tata Elxsi Ltd. (Chairman) Max India Ltd. Noida Toll Bridge Co. Ltd.
No. of shares held: **(a) Own** **(b) For other persons on a beneficial basis**	 Nil Nil	 Nil Nil	 Nil Nil

DIRECTORS' REPORT

TO THE MEMBERS,

The Directors are pleased to present their Eighty-ninth Annual Report on the business and operations of the Company and the statements of account for the year ended 31st March, 2008.

1. FINANCIAL RESULTS

		FY 2008 (Rupees crores)	*FY 2007 (Rupees crores)*
(a)	Net Sales / Income from Other Operations	5,915.91	*4,715.32*
(b)	Operating Expenditure	4,979.27	*3,991.88*
(c)	**Operating Profit**	**936.64**	***723.44***
(d)	*Add:* Other Income	465.84	*343.99*
(e)	*Less:* Interest and Finance charges	141.86	*189.50*
(f)	Profit before Depreciation and Tax	1,260.62	*877.93*
(g)	*Less:* Depreciation	290.50	*291.92*
(h)	**Profit before tax**	**970.12**	***586.01***
(i)	*Less/(Add):* Provision for taxes (including provision for deferred tax and fringe benefit tax)	100.22	*(110.79)*
(j)	**Net Profit after tax**	**869.90**	***696.80***
(k)	*Less:* Statutory appropriations	58.59	*22.83*
(l)	**Distributable Profits**	**811.31**	***673.97***
(m)	*Add:* Balance brought forward from the previous year	1,963.66	*1,666.15*
(n)	**Balance** which the Directors have appropriated as under to :	**2,774.97**	***2,340.12***
	(i) Proposed Dividend	231.98	*188.22*
	(ii) Dividend	9.40	*–*
	(iii) Additional Income-tax on Dividend	26.95	*31.99*
	(iv) Debenture Redemption Reserve	51.42	*6.25*
	(v) General Reserve	350.00	*150.00*
	TOTAL	669.75	*376.46*
Leaving a balance of to be carried forward		**2,105.22**	***1,963.66***

2. FINANCIAL HIGHLIGHTS

During the year, the Company reported its highest ever Profit after Tax of Rs. 869.90 crores, as against Rs. 696.80 crores for the previous year, a growth of 24.8%. The Operating Revenue is also higher at Rs. 5,915.51 crores, as against Rs. 4,715.32 crores after certain tax adjustments, a growth of 25.5%.

During the previous year, the Company had reversed tax provisions aggregating Rs. 181.74 crores (current year Rs. 28.61 crores) pertaining to the Mumbai Licence Area, which according to regulation, has been treated as a rebate. Without this adjustment, the Operating Revenue is higher by 21.39%, mainly owing to higher volumes sold coupled with the new Tariff approved by the Regulator in Mumbai Licence Area for FY 08. Similarly, the Operating Profit went up by 6.64% due to operational efficiencies and higher volume of business.

The other income of Rs.465.84 crores (previous year Rs. 343.99 crores) is higher predominantly on account of higher gain on sale of long term investments during the year.

During the year, the Equity Share Capital of the Company increased by Rs. 22.80 crores on account of the preferential issue of Equity Shares to Tata Sons Limited (Tata Sons) and the conversion of the Foreign Currency Convertible Bonds.

Earnings per Share (Basic) showed an increase of 13.6% to Rs. 38.64 as against Rs. 34.02 in the previous year.

The Consolidated Revenue at Rs. 10,890.86 crores grew by 68.18% and the Profit After tax at Rs. 1,055.07 crores grew by 38.90% as against Rs. 6,475.64 and Rs. 759.61 crores respectively, for the previous year. The increase in Consolidated Revenue is primarily on account of contribution from the overseas Coal companies where the Company acquired a 30% stake in June, 2007.

3. DIVIDEND

Your Directors are pleased to recommend for the approval of the shareholders, a dividend of 105% (Rs. 10.50 per share) (FY 07 dividend Rs. 9.50 per share).

4. POWER BUSINESS

4.1. Operational Highlights

The Company generated 14,717 Million Units (MUs) of power from all its power plants during the year as compared to 14,269 MUs in the previous year, an increase of 3.14%.

4.2. Tata Power Licence Area Business - Mumbai

4.2.1. Trombay Thermal Power Station

The Trombay Thermal Power Station generated 10,002 MUs during the year as compared to 9,180 MUs generated in the previous year, an increase of 8.95%. The station recorded the highest ever generation crossing the 10,000 mark for the first time while surpassing the earlier record of 9,511 MUs in FY 05.

4.2.2. Hydro Stations – Bhira, Bhivpuri and Khopoli

The three hydro power plants collectively generated 1,489 MUs during the year, as against 2,138 MUs in the previous year. The lower generation is on account of the restriction imposed by Krishna Water Tribunal Award.

4.2.3. Transmission and Distribution

The growth in Mumbai transmission load during the year has been about 7%. In order to meet this load growth, line capacity augmentation has been carried out in North Mumbai area. Furthermore, a new 145 kV GIS (Gas Insulated Switchgear) Receiving Station has also been commissioned. The Islanding Scheme for Mumbai has been strengthened by providing Numerical Protection System.

4.2.4. Sales

The sales in Mumbai Licence Area were higher at 11,645 MUs as against 11,218 MUs during the previous year. Sales from Mumbai Licence Area to consumers outside Licence Area stood at 219 MUs as against 286 MUs during the previous year.

4.3. Tata Power Captive Power Plant/Independent Power Producer Business

4.3.1. Jojobera Thermal Power Station

The Jojobera Thermal Power Station recorded a generation of 2,862 MUs during the year as compared to 2,731 MUs in the previous year. Logic modification has been carried out in Units 2, 3, 4 for successful islanding in case of load throw off thereby improving plant reliability.

4.3.2. Belgaum Power Station

The Belgaum Independent Power Plant (IPP) generated 237 MUs during the year as compared to 189 MUs in the previous year due to increased demand in Karnataka. For the first time, third party power sale of 2,699 MUs was made from Belgaum through Tata Power Trading Company Limited (Tata Power Trading).

4.4. Wind Generation

During the year, the Company commissioned additional wind power capacity of 12.8 MW at Khandke and 3.75 MW at Bramanvel in Maharashtra. At the end of the year, the total capacity stood at 78.65 MW with 50.4 MW at Khandke, 11.25 MW at Bramanvel and 17 MW at Supa. The collective generation by these three wind farms was 127 MUs during the year as against 29 MUs generated in the previous year.

4.5. Tata Power – New Generation Projects

4.5.1. 250 MW Expansion Project at Trombay Thermal Power Station

The 250 MW imported coal based plant at Trombay is progressing as per plan and is scheduled to be commissioned in the second quarter of FY 09. The capacity is proposed to be sold to BEST, Tata Power Distribution in Mumbai Licence Area and Tata Power Trading.

4.5.2. Haldia Power Plant

The first unit of 45 MW has been synchronized with the grid and is expected to get into commercial production in the second quarter of FY 09. The second unit of 45 MW is expected to be commissioned by the third quarter of FY 09. The Company is also setting up an additional unit of 30 MW, which is expected to be commissioned in the last quarter of FY 09. The plants will utilize hot coke oven gases to produce steam for power generation. The Company has tied up 20 MW of power sales to West Bengal State Electricity Board. The sale of balance power will be through Tata Power Trading.

4.5.3. Wind

The Company proposes to commission additional capacity of 22.5 MW in Maharashtra and 100.8 MW in Gujarat and Karnataka in the third quarter of FY 09.

4.5.4. Diesel Generation Capacity

Of the planned 100 MW capacity, 40 MW machines are in an advanced stage of commissioning and are expected to be synchronized by the second quarter of FY 09. The installation of the remaining 60 MW engines is under review in the light of high fuel cost.

4.5.5. Captive Power Plants for Tata Steel

Industrial Energy Limited (IEL), a joint venture company promoted by Tata Power (74%) and Tata Steel Limited (Tata Steel) (26%) is implementing the following projects:

Power House 6 for Tata Steel Works, Jamshedpur

A 120 MW power plant is being constructed at Tata Steel works, Jamshedpur for use by Tata Steel. The plant will utilize waste blast furnace and coke oven gases of Tata Steel to generate power. The project is expected to be commissioned by the third quarter of FY 09.

Unit 5 at Jojobera

A 120 MW power plant is planned at the Company's existing site at Jojobera. IEL has placed orders for major equipment. The project is expected to be commissioned in the third quarter of FY 10.

Other Units

The Company is in the process of taking further steps in acquiring land in Orissa for setting up captive units for Tata Steel. The Company is also acquiring land at the same location to set up IPP plants using coal blocks allotted to the Company.

4.5.6. Coastal Gujarat Power Limited

The project of approximately Rs.17,000 crores is being funded through a debt equity mix of 75:25. The financing comprises of equity of Rs.4,250 crores, External Commercial Borrowings (ECB) of upto USD 1.8 billion and Rupee Loans of upto Rs. 5,850 crores. Coastal Gujarat Power Limited (CGPL) has successfully tied up the entire debt requirement through a consortium of overseas and domestic lenders, namely The Export-Import Bank of Korea, International Finance Corporation, Asian Development Bank, Korea Export Insurance Corporation, BNP Paribas and a consortium of Indian banks led by State Bank of India, including India Infrastructure Finance Co. Ltd. The financing agreements were signed in April, 2008.

In addition to the orders for Boiler Island and Turbine Generators awarded earlier in the year, 72 % of the equipment ordering has been done and civil works have commenced at site.

The Company has formed a 100% subsidiary TPC Energy Asia Pte. Ltd., now renamed as Trust Energy Resources Pte. Ltd., as the vehicle for owning ships and for meeting the coal logistics requirements. CGPL has formed a 100% subsidiary in Singapore, Energy Eastern Pte. Ltd. (EEPL). EEPL has already entered into long-term charter party agreements which will meet a part of the shipping requirements of CGPL.

All other arrangements for making speedy progress have been made. CGPL is targeting an accelerated schedule, with the first of the five units to be commissioned in September, 2011.

4.5.7. Maithon Joint Venture Project

Maithon Power Limited (MPL), a joint venture between the Company and Damodar Valley Corporation (DVC) has signed contracts for all major equipments. Civil works have commenced at site.

Of the 1,050 MW, MPL proposes to sell 300 MW to DVC and is in active discussions with various distribution licencees for sale of the balance power.

The first unit is expected to be commissioned in the third quarter of FY 11 and the second unit by end of FY 11. The estimated project cost of Rs. 4,450 crores is being funded on a debt-equity ratio of 70:30. MPL completed debt syndication with a consortium led by State Bank of India for Rupee term loans aggregating Rs. 3,115 crores in February, 2008 and has drawn down the initial from all the lenders.

4.5.8. Coastal Maharashtra Project

The process of acquiring land for the project is making progress. Bids have been received for the equipment package and are being processed. The Company hopes to achieve speedy progress once the land acquisition is complete.

4.6. Tata Power's investment in Indonesian Coal Companies

During the year, the Company completed its acquisition of a 30% stake in two major Indonesian coal companies, PT Kaltim Prima Coal and PT Arutmin Indonesia and related trading companies ("coal companies") owned by PT Bumi Resources Tbk for a consideration of approximately USD 1.2 billion. The acquisition was made through Special Purpose Vehicles (SPVs) formed in Mauritius and Cyprus.

The acquisition was funded by a one year bridge loan of USD 950 million fully guaranteed by the Company. The Company recently refinanced this bridge loan. The refinancing consists of two long term facilities, a non-recourse facility for USD 590 million and a facility of USD 270 million with recourse to the Company. The balance bridge facility amounting to USD 90 million has been repaid through a short-term loan of USD 40 million, usage of surplus funds of USD 20 million and the Company remitting USD 30 million from India.

The Company has also entered into an off-take agreement which entitles the Company to 10.1 million tonnes (+/- 20%, at the Company's option). Along with existing contracts, this would cover the bulk of the Company's requirement of imported coal till 2014.

Post the acquisition, the Company has been taking adequate steps to monitor the performance of the coal companies. PT Kaltim Prima Coal and PT Arutmin Indonesia together produced 54.2 million tonnes of coal in 2007, as against 50.7 million tones in 2006. The Company expects the performance of the coal companies to be robust, given the substantial increase in international coal prices over the last year.

4.7. Captive Coal Blocks

Tubed Coal Mines Limited

The Company was allotted the Tubed coal block jointly with Hindalco Industries Limited. This block is estimated to have about 120 million tonnes of reserves and is located in the Latehar district of Jharkhand. The Company's share of coal mined is expected to support a 500 MW coal fired thermal plant. Both Hindalco Industries Limited and the Company have formed the joint venture company - Tubed Coal Mines Limited to mine the coal. The allotment of the coal block has been challenged in the Calcutta High Court and the hearing is in progress.

Mandakini Coal Company Limited

The Company has also been allotted the Mandakini coal block located in the Angul district of Orissa, along with Monnet Ispat & Energy Limited and Jindal Photo Limited. The coal block is estimated to have reserves of 291 million tonnes. The Company's share of coal mined is expected to support a 1000 MW coal fired power plant.

The Company proposes to set up IPP plants using these captive coal blocks.

4.8. Tata Power Subsidiaries – Distribution, Transmission and Power Trading

4.8.1. North Delhi Power Limited

North Delhi Power Limited (NDPL) has become a subsidiary from January, 2008, post the Company's acquisition of an additional 2% stake from Tata Sons. NDPL has posted a revenue of Rs. 2,287.23 crores during the year, a growth of 11.45% and a net profit of Rs. 281.58 crores during the year as compared to Rs.185.79 crores in the previous year. The Aggregate Technical and Commercial (AT&C) Losses have been reduced from 23.70% at the end of FY 07 (53.4% at the time of takeover of the business in July, 2002) to 18.50% at the end of FY 08 against the regulatory target of 22.03%.

4.8.2. Powerlinks Transmission Limited

Powerlinks Transmission Limited (Powerlinks), a joint venture with Power Grid Corporation of India Ltd. is successfully operating and maintaining the 400 kV Tala Transmission System associated with the Tala Hydroelectric Project, since September, 2006. It has maintained an average availability of 99.70%.

Powerlinks has earned revenues of Rs. 245.21 crores and a Profit after Tax of Rs. 58.41 crores in FY 08 which is the first full year of operation.

4.8.3. Tata Power Trading Company Limited

Tata Power Trading Company Ltd. traded 1,711 MUs during the year as compared to 1,205 MUs in the previous year, thereby resulting in an increase in revenues by 46.33% to Rs. 883.51 crores from Rs. 603.75 crores in the previous year. The Profit after Tax increased to Rs. 4.30 crores as against Rs. 3.84 crores in the previous year.

The profit margins continue to remain under pressure on account of the regulation issued by the CERC which restricts the trading margin for the power traders at 4 paise per unit.

4.9. Financing

During the year, the Company raised long term project loans of Rs.300 crores from Asian Development Bank and Indian Renewal Energy Development Agency Limited for its wind project, Rs. 250 crores from Infrastructure Development Finance Company Limited for its Haldia project and a corporate loan of Rs. 300 crores from Industrial Development Bank of India Ltd (IDBI).

USD 175.80 million of the Company's Foreign Currency Convertible Bonds (FCCB) of USD 200 million has been converted into Equity Shares as of March 31, 2008.

The Company made a Preferential Issue of Equity Shares and Warrants to Tata Sons in accordance with the Chapter XIII of the SEBI (Disclosure and Investor Protection) Guidelines, 2000 (SEBI DIP Guidelines). Accordingly, the Company allotted 98,94,000 Equity Shares of Rs.10 each at a premium of Rs.577.08 per Share, determined in terms of SEBI DIP Guidelines and 1,03,89,000 Warrants with an option to Tata Sons to subscribe to 1 Equity Share of Rs.10 each per Warrant which option shall be exercisable after 1st April, 2008 but on or before 17th December, 2008. These Warrants are convertible into Equity Shares at a price not lower than Rs.1,351.63 per Equity Share, determined in terms of SEBI DIP Guidelines.

Consequent to the issue of shares to Tata Sons during the year and conversion of the FCCB, the Equity Share Capital of the Company has increased from Rs. 197.92 crores to Rs. 220.72 crores.

The Company has divested some of its investments including telecom investments realizing Rs.380 crores towards meeting a part of its funding requirements for expansion projects.

The Credit Rating agencies had placed the Company on credit watch following the Company's decision to acquire equity in Indonesian coal companies and to execute the Mundra Ultra Mega Power Project (Mundra UMPP). While both CRISIL and ICRA have retained the highest rating for the Company's short-term paper, they have revised the long-term rating downwards by 2 notches to 'AA/Stable' and 'LAA /Negative' respectively, reflecting their opinion of the increase in the overall business and financial risk profile of the Company arising primarily from the large investments being planned. Standard & Poor's and Moody's have lowered the Company's corporate credit rating to 'BB-' from 'BB+' and to 'Ba3' from 'Ba1'. Moody's has also lowered the Company's senior unsecured bond rating to B1 from Ba2.

The rating agencies have, however, noted that the acquisition of an equity stake in the coal companies provides the Company with fuel security for a major part of the coal requirement for the Mundra UMPP. Also, cash infusion through the preferential offer to Tata Sons is seen as a positive from the credit perspective. The rating continues to be supported by the stable cash flows from its licensee business, its superior operating parameters and the financial flexibility derived from being a part of the Tata group. The long maturity profile of the existing debt stock on the Company's books is also a protective factor from the debt servicing perspective.

5. TATA POWER - OTHER BUSINESS

5.1. Strategic Electronics Division

Strategic Electronics Division (SED) registered an operating revenue of Rs.54.84 crores during the current financial year, against Rs.51 crores during the previous year. SED has achieved CMMI level 3 maturity and therefore is qualified to address foreign defence requirements including that of United States Department of Defense through the Defence Offset Programs.

With the Government of India progressively opening up defence production to the private sector, SED is emerging as a Prime Contractor and Large Systems Integrator in areas such as Launchers, Electronic Warfare, Air Defence, Airfield Modernization, Mobile Command Post/ Telemetry, Tank & Gun Electronics, Battlefield Management System and Tactical Communication System. SED ended the year with an order backlog of Rs. 176 crores.

6. ENERGY CONSERVATION AND ENVIRONMENT PROTECTION

6.1. Energy Conservation

As part of the Company's energy conservation initiative, the Company has conducted several programmes on Energy conservation and Safety awareness in schools in Mumbai.

Consistent control and various energy conservation initiatives which include use of Flat Belts for Belt Driven Systems, replacement of Reciprocating Chillers with energy efficient Screw Chiller for Operations and efficiency enhancement of Auxiliary Cooling Water Pumps by application of Energy Improvement Coatings resulted in the lowest ever auxiliary consumption for Trombay Thermal Power station during the year.

6.2. Environment

Concern for the environment is of paramount importance for the Company. During the year, all the operating units exercised great care to improve on the required environmental norms for emissions as stipulated by respective state pollution control boards and Ministry of Environment and Forests (MoEF), using amongst other things, technology and state-of-the-art equipment. The current trend of authorities is to impose emission norms similar to World Bank standards for new projects. The Company's plant at Trombay has amongst the lowest SO_2 emissions in the world, next only to Sweden and better than plants in Western Europe and North America.

A study was completed to assess the CO_2 footprint of Tata Power by Ernst & Young. The results are being analyzed and an action plan for reducing the CO_2 foot print across the Company is being worked out.

During the year, more than 3,000 saplings were planted in and around Belgaum plant premises and over 10 lakhs saplings were planted in our hydro lakes catchment area for sustaining the indigenous species in the area.

7. TATA BUSINESS EXCELLENCE MODEL

During the year, the Company continued to give a major thrust to the Tata Business Excellence Model through various interventions, aimed at aligning and integrating the organization towards higher performance capabilities.

Organisational Transformation (OT) was identified as one of the critical success factors to achieve our strategic intent. A model for OT was evolved, which focuses on developing competencies for current and future needs, creating a culture of continuous improvement, customer centricity, innovation, teamwork, and higher levels of integration between current businesses and project teams. To further the alignment between strategic plans and individual goals, Strategy Deployment Matrix was introduced. EPM (Enterprise process manual) has been adopted for enhancing the process based management. The involvement of personnel in improvement initiatives like 5S, Quality Circles etc. has increased. Knowledge management interventions were further strengthened through a detailed study of the knowledge assets and needs in the organization, which resulted in the definition of a detailed roadmap which is under implementation. To take the organization further ahead in its journey towards higher performance standards, the Company further re-inforced benchmarking of performance measures with group companies, industry peers and other majors. These initiatives will help the Company in delivering superior value to all the stakeholders.

8. RISK MANAGEMENT

As part of the Risk Management Process, during the year the Company reviewed the various risks and finalized mitigation plans which were reviewed by the Risk Management Committee. The Risk Management Policy was reviewed and revised. The risk areas identified by the Risk Management Process were covered by the Internal Audit Plan.

9. REGULATORY MATTERS

Tariff Order for FY 09

Maharashtra Electricity Regulatory Commission (MERC) passed the Tariff Orders for FY 09 in respect of Generation, Transmission and Distribution function of the Company in Mumbai Licence Area. Further, MERC, in the Tariff Orders has, in accordance with the approved Power Purchase Agreement, considered a capacity of 477 MW from the Company's generating capacity in Mumbai and 50 MW from the upcoming Unit 8.

Appellate Tribunal for Electricity Order on Disallowance of Expenditure for FY 05 and FY 06

MERC, in its Order dated October, 2006 disapproved a part of the actual expenditure incurred for the years FY 05 and FY 06. An appeal was filed by the Company in Appellate Tribunal for Electricity (ATE) on these disallowances. The ATE upheld the issues raised by the Company in the Appeal.

Standby Charges

On an appeal filed by the Company, the Supreme Court has stayed the operation of the ATE order, subject to the condition that the Company deposits an amount of Rs. 227 crores and submits a bank guarantee for an equal amount. The Company has complied with the condition. Reliance Infrastructure Limited (RInfra) has also subsequently filed an appeal before the Supreme Court challenging the ATE Order. Both the Appeals have been admitted, but no date for hearing of the Appeals has been fixed.

Distribution Licence in Mumbai

The Company has filed an Appeal with the Supreme Court against the above ATE Order. The hearing was completed in December, 2007 and the judgement is awaited.

Energy Charges and Take or Pay Obligation

MERC directed RInfra to pay Rs.323.87 crores to the Company towards the difference between the rate of Rs. 1.77 per kwh paid and Rs. 2.09 per kwh payable for the energy drawn at 220 kv interconnection and towards its Take or Pay obligation for the years 1998-99 and 1999-2000. On an Appeal filed by RInfra the ATE upheld the Company's contention with regard to payment for Energy Charges but reduced the rate of interest. As per the ATE Order, the amount payable works out to Rs. 56.12 crores (including interest), as on 31st May, 2008. As regards the Take or Pay obligation, the ATE has ordered that the issue should be examined afresh by MERC after the decision of the Supreme Court in the Appeals relating to the distribution licence and rebates given by RInfra.

RInfra has filed an Appeal in the Supreme Court against the ATE's Order. The Supreme Court has directed the Company not to take any coercive action until it hears RInfra's application for stay of the ATE Order. The Company is in the process of filing its Appeal in the Supreme Court against the same Order of the ATE.

10. HUMAN RESOURCES DEVELOPMENT

During the year, the focus continued on creating a cadre of competent and engaged workforce to achieve organizational objectives. To this end, a number of initiatives such as talent management system, succession planning, competency mapping and reward and recognition system were put in place.

For the new projects coming up at different locations in the country, appropriate organization structure with benchmarked manning standards have been put in place.

During the year, industrial relations remained cordial and a long-term settlement with the union was finalized through negotiations and mutual understanding.

11. FOREIGN EXCHANGE EARNINGS / OUTGO

The foreign exchange earnings of the Company during the year under review amounted to Rs. 18.82 crores (previous year Rs. 104.31 crores), mainly on account of Euro Notes currency swaps, interest earned on Foreign Currency Convertible Bonds (FCCB) funds parked abroad and project exports. The foreign exchange outflow during the year was Rs. 2,072.67 crores (previous year Rs. 1,015.71 crores), mainly on account of fuel purchase of Rs. 1,423.24 crores (previous year Rs. 822.52 crores), repayment of foreign currency loans with interest thereon, NRI dividends and FCCB interest of Rs. 578.65 crores (previous year Rs. 82.96 crores) and purchase of capital equipment, components and spares and other miscellaneous expenses of Rs. 70.78 crores (previous year Rs. 110.23 crores).

12. SAFETY

The Company is working with DuPont to guide it on its journey to Safety Excellence starting early FY 09. The entire effort will be led by the leadership team of the Company with wide involvement of employees at all levels to bring about a significant improvement in the safety culture of the organization.

DuPont will support the Company to achieve the desired objectives and ensure consistency and effectiveness in implementation through consulting, training, coaching and handholding.

13. COMMUNITY DEVELOPMENT AND CORPORATE SOCIAL RESPONSIBILITY (CSR)

The Company continued its emphasis on CSR activities through resource conservation, environment protection and enrichment and development of local communities in its area of operation. Regular medical check ups were carried out and medicines provided at the Company's health centres. A number of health awareness programmes, including Suraksha Rally on HIV/AIDS involving students and communities, eye camps, blood donation camps were organized at different locations.

The Company has organized a Jan Jagruti Abhiyan in schools and communities, educating them about electrical safety, thus helping in reducing line tripping and electrical accidents under overhead lines. Energy conservation programmes were conducted in schools. A number of training programmes were carried out for developing self employment opportunities among the rural population.

The communities were supported by developing infrastructure for education, sanitation, accessibility at remote areas and providing drinking water schemes.

CSR teams of CGPL and MPL commenced interacting with the community to assess their needs and the interaction has resulted in a positive relationship. Issues such as infrastructure needs, employment and employability, health, education and livelihood are now being addressed by the teams in collaboration/ communication with the community.

14. GLOBAL COMPACT COMPLIANCE

The Company has declared its support to the Global Compact Initiative taken up by the Secretary General of the United Nations in 2002. The Compact requires businesses to adhere to Ten Principles in the areas of Human Rights, Labour Standards, Environment and Anti-bribery. The Company submitted to the Global Compact website, its "Communication on Progress" as required, in respect of implementation of the Ten Principles in its business processes.

15. DISCLOSURE OF PARTICULARS

Particulars required by the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are given in the prescribed format as Annexure I to the Directors' Report.

Particulars of Employees: Information in accordance with the provisions of Section 217 (2A) of the Companies Act, 1956 (the Act), read with the Companies (Particulars of Employees) Rules, 1975, as amended, regarding employees is given in Annexure II to the Directors' Report.

16. SUBSIDIARIES

On an application made by the Company under Section 212(8) of the Act, the Central Government, vide letter dated 22nd April, 2008, exempted the Company from attaching a copy of the Balance Sheet, Profit and Loss Account, Directors' Report and Auditors' Report of the subsidiary companies and other documents required to be attached under Section 212(1) of the Act to the Balance Sheet of the Company. Accordingly, the said documents are not being attached with the Balance Sheet of the Company. A gist of the financial performance of the subsidiary companies is contained in the report. The Annual Accounts of the subsidiary companies are open for inspection by any member/investor and the Company will make available these documents/details upon request by any Member of the Company or to any investor of its subsidiary companies who may be interested in obtaining the same. Further, the Annual Accounts of the subsidiary companies will be kept open for inspection by any investor at the Company's Head Office and that of the subsidiary company concerned.

17. DIRECTORS

Mr A K Sardana relinquished his office as an Executive Director with effect from 3rd August, 2007. Consequently, he ceased to be a Director of the Company with effect from the same date. Mr Sardana was appointed as an Additional Director with effect from 9th August, 2007. Mr Sardana resigned with effect from 2nd July, 2008. The Board placed on record its appreciation of the valuable contribution made to the Company by Mr Sardana.

Mr G F Grove-White, Executive Director & Chief Operating Officer resigned with effect from 21st July, 2007. The Board placed on record its appreciation of the valuable contribution made to the Company by Mr Grove-White.

Mr S Padmanabhan was appointed as an Additional Director with effect from 6th February, 2008, in accordance with Article 132 of the Articles of Association of the Company and Section 260 of the Act. Mr Padmanabhan holds office only upto the date of the forthcoming Annual General Meeting (AGM) and a Notice under Section 257 of the Act has been received from a Member signifying his intention to propose Mr Padmanabhan's appointment as a Director. The Board also appointed Mr Padmanabhan as an Executive Director with effect from the same date. His appointment and remuneration payable to him require the approval of the Members at the ensuing AGM.

Mr D M Satwalekar was appointed as an Additional Director with effect from 12th February, 2008, in accordance with Article 132 of the Articles of Association of the Company and Section 260 of the Act. Mr Satwalekar holds office only upto the date of the forthcoming AGM and a Notice under Section 257 of the Act has been received from a Member signifying his intention to propose Mr Satwalekar's appointment as a Director.

Mr B Agrawala was appointed as an Additional Director with effect from 15th February, 2008, in accordance with Article 132 of the Articles of Association of the Company and Section 260 of the Act. Mr Agrawala holds office only upto the date of the forthcoming AGM and a Notice under Section 257 of the Act has been received from a Member signifying his intention to propose Mr Agrawala's appointment as a Director. The Board also appointed Mr Agrawala as an Executive Director with effect from the same date. His appointment and remuneration payable to him require the approval of the Members at the ensuing AGM.

Dr R H Patil was appointed as an Additional Director with effect from 3rd July, 2008, in accordance with Article 132 of the Articles of Association of the Company and Section 260 of the Act. Dr Patil holds office only upto the date of the forthcoming AGM and a Notice under Section 257 of the Act has been received from a Member signifying his intention to propose Dr Patil's appointment as a Director.

Mr P G Mankad was appointed as an Additional Director with effect from 3rd July, 2008, in accordance with Article 132 of the Articles of Association of the Company and Section 260 of the Act. Mr Mankad holds office only upto the date of the forthcoming AGM and a Notice under Section 257 of the Act has been received from a Member signifying his intention to propose Mr Mankad's appointment as a Director.

Mr Syamal Gupta, a Director of your Company since February 1998, retires by rotation at the forthcoming AGM. He has conveyed his decision not to seek re-election. The Board has placed on record its appreciation of the valuable contribution made to the Company by Mr Gupta during his tenure as Director of the Company.

In accordance with the requirements of the Act and the Articles of Association of the Company, Mr R Gopalakrishnan also retires by rotation and is eligible for re-appointment.

18. AUDITORS

Messrs. Deloitte Haskins & Sells (DHS), who are the Statutory Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting. It is proposed to re-appoint DHS to examine and audit the accounts of the Company for FY 09. DHS has, under Section 224(1) of the Act, furnished a certificate of its eligibility for re-appointment. The Members will be requested, as usual, to appoint Auditors and to authorize the Board of Directors to fix their remuneration. In this connection, the attention of the Members is invited to Item No. 5 of the Notice. Members will also be requested to pass a resolution (vide Item No.16 of the Notice) authorizing the Board of Directors to appoint Hoda Vasi Chowdhury & Co. as the Branch Auditors of the Bangladesh Branch of the Company and to fix their remuneration. Vide the same resolution, Members are also requested to authorize the Board of Directors, in consultation with the Company's Auditors, to appoint Auditors/Branch Auditors/Accountants for the purpose of auditing the accounts maintained in respect of other branches of the Company, if any, which may be opened during the year, in India and abroad.

In accordance with the requirement of the Central Government and pursuant to Section 233B of the Act, the Company carries out an audit of cost accounts relating to electricity every year. Subject to the approval of the Central Government, the Company has appointed M/s. N I Mehta & Co. to audit the cost accounts relating to electricity for FY 09.

19. AUDITORS' REPORT

The Notes to the Account referred to in Auditors' Report of the Company are self explanatory and, therefore, do not call for any further explanation under Section 217 (3) of the Act.

The consolidated statements of the Company have been prepared in accordance with Accounting Standard 21 on Consolidated Financial Statements, Accounting Standard 23 on Accounting of Investments in Associates and Accounting Standard 27 on Financial Reporting of Interest in Joint Ventures, issued by the Council of the Institute of Chartered Accountants of India.

In para 6 of the Auditors' Report on the Consolidated Financial Statements of the Company, the Auditors refer to Note 21 relating to the Operation and Financial position of NDPL included in the Consolidated Financial Statements. The Management is of the view that the abovementioned note arises out of issues related to transfer of the distribution business to NDPL from Delhi Vidyut Board. The Management is taking appropriate steps and continues to pursue with the Delhi Power Co. Ltd. (successor to Delhi Vidyut Board) and the Regulatory Commission to reconcile and resolve these outstanding issues. The financial impact of the above, if any, is not ascertainable.

20. CORPORATE GOVERNANCE

To comply with conditions of Corporate Governance, pursuant to Clause 49 of the Listing Agreements with the Stock Exchanges, a Management Discussion and Analysis Statement, Report on Corporate Governance and Auditor's Certificate, are included in the Annual Report.

21. DIRECTORS' REPONSIBILITY STATEMENT

Pursuant to Section 217(2AA) of the Act, the Directors based on the representations received from the Operating Management, confirm that :

i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to all material departures;

ii) they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

iii) they have taken proper and sufficient care to the best of their knowledge and ability for the maintenance of adequate accounting records in accordance with the provisions of the Act, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) they have prepared the annual accounts on a going concern basis.

22. ACKNOWLEDGEMENTS

This year has been a year of investments and growth. On behalf of the Directors of the Company, I would like to place on record our deep appreciation to our Shareholders, Customers, Business Partners, Vendors both international and domestic, Bankers, Financial Institutions and Academic Institutions.

The Directors are thankful to the Government of India and the various Ministries, the State Governments and the various Ministries, the Central and State Electricity Regulatory authorities, Corporation and Municipal authorities of Mumbai and other cities where we are operational.

Finally, we appreciate and value the contributions made by all our employees and their families for making Tata Power what it is.

On behalf of the Board of Directors,

R. N. TATA
Chairman

Mumbai, 3rd July, 2008

Annexure I to the Directors' Report

FORM B

Form for disclosure of particulars with respect to technology absorption

Research and Development (R & D)

1.	Specific area in which R & D carried out by the Company	:	Portable Tactical Field Computer (TFC) with special interfaces including GPS
2.	Benefits derived as a result of the above R & D	:	Extension of tactical information down to the level of a fighting soldier
3.	Future Plan of Action	:	Development of variants of TFC for applications in shelterised environment
4.	Expenditure on R & D (in Rs. lakhs)		
	(a) Capital	:	Rs. 229.00
	(b) Recurring	:	Rs. 112.72
	(c) Total	:	Rs. 341.72

Technology absorption, adaptation and innovation

1.	Efforts, in brief, made towards Technology absorption, adaptation and innovation	:	Adaptation of Voice Recognition Software for defence applications
2.	Benefits derived as a result of the above efforts	:	In-house capability in the integration of voice recognition and tracking feature to EW systems
3.	In case of imported technology (imported during the last five years reckoned from the beginning of the financial year), following information may be furnished :		
	a) Technology Imported	:	None
	b) Year of Import	:	NA
	c) Has technology been fully absorbed	:	NA
	d) If not fully absorbed, areas where this has not taken place, reasons thereof and future plans of action	:	NA

Annexure II to the Directors' Report

Statement pursuant to Section 217(2A) of the Companies Act, 1956 and the Companies (Particulars of Employees) Rules, 1975

Sr. No.	Name	Age (Years)	Designation/ Nature of Duties	Remuneration Gross Rs.	Remuneration Net Rs.	Qualification	Total Experience (Years)	Date of Commencement of Employment	Last Employment held and Designation
1	AGARWAL R K	60	CHIEF EXECUTIVE OFFICER - MAITHON POWER LIMITED	24,12,198	15,37,750	BE (ELECTRICAL ENGG)	35	03/01/1973	—
2	AGARWAL S H'	56	ASSISTANT GENERAL MANAGER - ENGINEERING	43,33,537	34,30,349	M.TECH (ELECTRICAL ENGG), BE (ELECTRICAL ENGG)	31	02/08/1977	—
3	AGRAWALA BANMALI *	45	EXECUTIVE DIRECTOR (STRATEGY AND BUSINESS DEVELOPMENT)	6,06,471	3,55,679	BE (MECHANICAL ENGINEER)	21	15/02/2008	WARTSILA INDIA LIMITED MANAGING DIRECTOR
4	DR. BAGHASINGH G	55	VICE PRESIDENT (HUMAN RESOURCES)	45,22,410	28,16,588	BSC, M.ED. PSD - PM&IR, PHD	30	01/11/2006	ALLIANCE INDIA LTD. - DIRECTOR - OPERATION
5	BAPAT U S	57	SR. GENERAL MANAGER - GENERATION ASSET	30,50,510	19,65,234	BE (E), DMS	35	10/11/1973	—
6	CHANDRASHEKHAR K	54	PROJECT DIRECTOR - MAHARASHTRA REGION	26,96,200	16,76,776	B.TECH (ELECTRICAL ENGG), M.TECH (ELECTRICAL ENGG)	30	17/07/2006	THE POWER & WATER UTILITY COMPANY FOR JUBAIL & YANBU HEAD, THE IWPP/PROJECTS & ENGINEERING
7	CHARAN AMULYA	59	TATA POWER TRADING COMPANY LTD.	57,04,034	35,63,224	B.E. (MECH), PG DBA	37	15/10/2001	INFORMATION TECHNOLOGY PARK LTD. - FINANCE DIRECTOR
8	CHAUDHRY RAHUL	47	CHIEF EXECUTIVE OFFICER (STRATEGIC ELECTRONICS DIVISION)	60,11.114	37,26,830	M.TECH, (MANAGEMENT SYSTEM), BE (ELN)	28	23/08/2001	BT WIRELESS (PROGRAMME DIRECTOR)
9	DAGAONKAR A V*	60	GENERAL MANAGER - CONSTRUCTION	32,13,911	16,45,502	BE (MECH ENGG), DIP.IND. MGT (INDUSTRIAL ENGG)	32	01/01/1976	—
10	DAMLE B W*	61	SENIOR MANAGER (PLANNING)	14,40,478	7,99,881	BE (ELECTRICAL ENGG)	36	01/01/1972	—
11	DAVE MINESH S	49	GENERAL MANAGER - BUSINESS DEVELOPMENT	24,16,642	15,46,475	MTECH (MECH), BE (MECH)	25	15/11/1983	—
12	DUBE SANJAY *	46	VICE PRESIDENT (FINANCE)	23,13,985	14,09,593	CHARTERED ACCOUNTANT, MBA	20	01/06/2007	TATA AUTOCOMP SYSTEMS LTD., -CHIEF FINANCIAL OFFICER

Sr. No.	Name	Age (Years)	Designation/ Nature of Duties	Remuneration Gross Rs.	Remuneration Net Rs.	Qualification	Total Experience (Years)	Date of Commencement of Employment	Last Employment held and Designation
13	GHOSH ARUP	46	VICE PRESIDENT – NORTH DELHI POWER LTD.	38,42,493	24,25,372	B.TECH (HONS) (ELECTRICAL ENGG)	31	02/11/2005	CENTRAL ELECTRICITY BOARD, MAURITIUS - TRANSMISSION & DISTRIBUTION ADVISER
14	GOPINATH P N *	61	GENERAL MANAGER (ENGINEERING)	28,14,346	13,79,634	M.TECH (POWER & ENERGY SYSTEMS), BE (ELECTRICAL ENGG)	35	21/11/1973	—
15	GROVE-WHITE GERALD F *	58	EXECUTIVE DIRECTOR & CHIEF OPERATING OFFICER	47,45,448	31,84,624	B.SC. (HON. - MECH, ENG), C. ENG., M I MECH.E, DIP. A.F.	43	30/10/2006	ERARING ENERGY LTD., MANAGING DIRECTOR
16	MISS LAKDAWALLA M R *	61	ASSISTANT GENERAL MANAGER (PAYROLL & TRUST MANAGEMENT)	6,01,337	4,86,525	B.COM, M.COM	38	01/07/1969	—
17	D R MEHTA A M*	61	GENERAL MANAGER (MEDICAL)	27,05,757	13,03,750	MBBS; DIM; FCGP; PGDMLS; PGDHHM	36	16/10/1976	LECTURER - GRANT MEDICAL COLLEGE
18	MENON P R	62	MANAGING DIRECTOR	1,46.84,996	90,05,433	B.TECH	37	16/10/2006	TATA CHEMICALS LTD. - MANAGING DIRECTOR
19.	MITRA A K *	51	GENERAL MANAGER (FINANCE)	20,63,659	11,93,877	COMPANY SECRETARY, CHARTERED ACCOUNTANT	27	01/10/2004	NELCO LTD. - VICE PRESIDENT (FINANCE)
20	NAGAKUMAR C N*	55	SENIOR GENERAL MANAGER (HUMAN RESOURCES)	21,15,356	13,79,113	B.SC, MSW (INDUSTRIAL RELATIONS)	31	05/09/2005	NATIONAL THERMAL POWER CORPORATION - GENERAL MANAGER (HUMAN RESOURCES)
21	NIRULA AJAI	53	SENIOR GENERAL MANAGER – BUSINESS DEVELOPMENT	30,73,412	19,49,783	B.SC (MECH. ENGG.); MBA; L.L.B	31	17/07/2006	ZUARI-CHAMBAL GROUP OF COMPANIES – GENERAL MANAGER – CORPORATE FINANCE
22	PADMANABHAN S*	50	EXECUTIVE DIRECTOR (OPERATIONS)	8,38,589	4,86,826	B.E. (ELECTRONICS & COMMUNICATION); PG DBA	26	06/02/2008	TATA CONSULTANCY SERVICES LTD. – EXECUTIVE DIRECTOR & HEAD GLOBAL HUMAN RESOURCES
23	PATANKAR V M *	61	ASSISTANT GENERAL MANAGER (CENTRALISED CONTROL ROOM DHARAVI)	21,78,615	11,13,794	BE (ELECTRICAL ENGG)	36	01/01/1972	—

Sr. No.	Name	Age (Years)	Designation/ Nature of Duties	Remuneration		Qualification	Total Exper-ience (Years)	Date of Commence-ment of Employment	Last Employment held and Designation
				Gross Rs.	Net Rs.				
24	Dr. PATIL B T *	61	SENIOR MANAGER (MEDICAL)	13,80,881	7,36,207	M.B.B.S	23	01/12/1985	GODAVARI SUGAR MILLS - MEDICAL OFFICER
25	RAINA DEEPAK	57	GENERAL MANAGER - ENGINEERING	27,72,651	17,52.479	M.TECH (POWER & ENERGY SYSTEM), BE (ELECTRICAL ENGG)	31	03/08/1977	PUNEET INDUSTRIAL CONTROLS - DEVELOPMENT ENGINEER
26	CAPT. RAJPAL VIJAY K	63	CHIEF OF AVIATION	35,68,321	24,48,946	GRADUATE; AFFC	43	01/04/2006	TATA INTERNATIONAL LTD. - CHIEF OF AVIATION
27	RAMAKRISHNAN S	59	EXECUTIVE DIRECTOR (FINANCE)	1,23,33,262	77,51,957	B.TECH (MECH); PG DBA	36	01/10/2004	TATA TELESERVICES LTD. - MANAGING DIRECTOR
28	CAPT. SINGH GURDEEP	54	EXECUTIVE PILOT	33,28,362	22,61,162	M.SC.	26	11/07/2006	GOVERNMENT OF MADHYA PRADESH - SR. HELICOPTER PILOT
29	SARDANA A K *	49	EXECUTIVE DIRECTOR (BUSINESS DEVELOPMENT)	55,42,820	35,66,747	BE. (ELEC), ICWAI, PGDM	27	12/07/2002	BOMBAY SUBURBAN ELECTRIC SUPPLY CO. LTD. - V.P. & HEAD OF CORP PLANNING & EPC BUSINESS GROUP
30	SETHI ASHOK S	54	SENIOR GENERAL MANAGER (COMMERCIAL)	30,52,152	19,32,546	(METALLURGICAL ENGG), DIPLOMA (PRODUCTION ENGG)	32	01/08/1976	
31	SHAH RAHUL	41	HEAD (FINANCIAL ANALYSIS	28,72,801	18,49,811	B.COM, MBA	18	01/04/2007	VIDESH SANCHAR NIGAM LTD. - VICE PRESIDENT (BUSINESS DEVELOPMENT)
32	SHARMA NEERAJ	42	DEPUTY CHIEF ENGINEERING (AVIATION)	31,17,940	21,60,646	B.TECH, AMIE	19	01/04/2006	TATA INTERNATIONAL LTD. - SR. MANAGER
33	SHRIVASTAV L R *	56	SENIOR GENERAL MANAGER - (PROJECTS - EASTERN REGION)	13,46,972	9,86,580	BE (MECH), PGDBA	26	01/06/2004	BECHTEL (1) PVT. LTD. - PROJECT ENGINEERING MANAGER
34	SHROFF B J	56	VICE PRESIDENT & COMPANY SECRETARY	43,21,350	26,91,886	COMPANY SECRETARY, ASSOCIATE MEMBER OF THE INSTITUTE OF INTERNAL AUDITORS	37	05/10/1998	THE BOMBAY BURMAH TRADING CORP. LTD. - COMPANY SECRETARY
35	SINGH SHEKHAR *	50	GENERAL MANAGER (ADMINISTRATION)	18,90,718	10,60,961	BA	27	01/09/2002	TATA IRON & STEEL CO. LTD. - CHIEF RESIDENT REPRESENTATIVE, DELHI

Sr. No.	Name	Age (Years)	Designation/ Nature of Duties	Remuneration Gross Rs.	Remuneration Net Rs.	Qualification	Total Experience (Years)	Date of Commencement of Employment	Last Employment held and Designation
36	SINHA PRAVEER *	46	PROJECT DIRECTOR (EASTERN REGION PROJECTS)	25,49,703	15,22,849	ELECTRICAL ENGINEER, MASTERS IN BUSINESS LAW - BANGLORE.	23	05/09/2007	NAGARJUNA POWER CORPORATION LTD., - CHIEF OPERATING OFFICER
37	SONALKAR S M *	61	CHIEF (BUSINESS EXCELLENCE & CQH)	30,58,003	19,82,937	B.SC, MA (PERSONNEL MGMT & LABOUR WELFARE), L.L.B (GENERAL)	37	09/09/1997	TATA INTERNATIONAL LTD. - HEAD - PERSONNEL & HRD
38	UDACHIA D N *	61	ASSISTANT GENERAL MANAGER (CONSTRUCTION)	17,24,404	10,11,825	DME (MECH & INDUSTRIAL ENGG)	24	17/10/1984	TATA PROJECT LTD. - SPECIALIST
39	WADHWA SUNIL	48	EXECUTIVE DIRECTOR - NORTH DELHI POWER LTD.	69,03,808	43,04,546	COMPANY SECRETARY, CHARTERED ACCOUNTANT	25	02/08/2002	TATA CHEMICALS LTD. - CHIEF FINANCE OFFICER

* Employed for part of the year

Notes: (1) Remuneration includes basic salary, allowances, taxable value of perquisites, commission to Directors and the Companys contribution to Provident Fund and Superannuation Funds, but excludes provision for retiring gratuity for which separate figures are not available. (Includes leave encashment on retirement wherever applicable.)

(2) Net remuneration is after tax and is exclusive of Company's Contribution to Provident and Superannuation Funds and monetary value of non cash perquisites.

(3) The nature of employment in all cases is contractual.

(4) None of the employees mentioned above is a relative of any Director of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS

ECONOMIC OVERVIEW

The Global Electricity Outlook

Global electricity generation is likely to go up to 30,364 billion units by 2030 from 16,264 billion units in 2004 – with emerging economies, especially India and China, being the demand leaders. To meet this demand, it is estimated that US$ 22 trillion of investments would be needed in generation and supply infrastructure.

Fossil fuels will remain the dominant energy source, with coal likely to see the greatest growth of demand in absolute terms. In a situation of shrinking oil reserves and rising oil prices, coal fired power generation will remain the preferred choice over the foreseeable future – more so in China and India, which have substantial coal resources and currently use 45% of the world's coal. Power generation through nuclear fuel and renewable sources (wind power, solar power, geothermal power etc.) would, however, grow rapidly, driven by both high oil prices as well as due to environmental concerns.

Developing nations will also have to deal with the challenge of making the power sector conducive for private investment by addressing issues such as power subsidies, theft of electricity, diluting State control, managing competition through effective regulation and above all climate change.

Balancing long-term sustainable development with short-term demand will be a critical challenge for developing economies.

THE POWER SITUATION IN INDIA

Generation

India has the fifth largest electricity generation capacity in the world at 143,000 MW. Thermal power constitutes 64.7% of the installed capacity, while 24.7% comes from hydroelectric power. Renewable energy sources (wind power, solar power, bio mass based generation, etc.) at 7.7% of generation capacity and nuclear power at 2.9% form the balance. Chart A[1] shows the generation spread in India.

Chart A: India's Power Generation by Energy Source


Coal - 53%
Renewable Energy Sources - 8%
Nuclear Power - 3%
Gas - 10%
Oil - 1%
Hydroelectric Power - 25%

India's per capita consumption of electricity is low at 704 kWh – versus China's at 2,150 kWh. With the economy growing at about 8-9% and disposable incomes rising, the demand for electricity has increased exponentially. Conventional wisdom indicates that in a developing economy the rate of growth of demand for power is about 50% more than the rate of economic growth. The growth of demand for power in many cities across the country has exceeded all such projections. Most urban areas are finding it difficult to meet this "unexpected" demand.

Although generation capacity has grown fairly rapidly during the past two years, it is still well short of the planned targets (Table 1[2]).

Table 1: Planned increase in generation vs. actuals

Year	Target MW	Achieved MW	% Achieved
02-03	4,109	2,872	69.9%
03-04	5,202	3,952	76.0%
04-05	5,246	3,949	75.3%
05-06	6,935	3,469	50.0%
06-07	17,767	6,853	38.6%
07-08	16,335	9,263	56.7%

[1] Source : Ministry of Power website

[2] Source : CEA

The inability to add even planned generation capacity has resulted in India facing increasing power shortages every year. The government policy thus far has only focused on adding base load generation capacity. As the standard of living improves, the demand in peaking power will increase faster than the demand for base load power.

Chart B: Peak Power Shortage


-11.2%
-11.7%
-12.3%
-13.8%
-16.6%
2003-04
2004-05
2005-06
2006-07
2007-08

It is not surprising that peak power shortage during the past five years has been steadily increasing to reach 16.6% in 2007-08 (Chart B[3]). The only tool then to deal with a peaking shortage is load shedding and sub optimal, inefficient local solutions such as DG sets and inverters.

The Government of India (GoI) has an ambitious mission of 'Power for all by 2012'. This requires that the installed generation capacity should be at least 200,000 MW by 2012 from its present level of 143,000 MW. Whether this will be achieved or not is a matter of debate. If the XIth and XIIth plan targets are achieved, India will have an installed capacity of 296,300 MW by 2017.

To expedite the target growth of power generation, the Government of India has identified the development of Ultra Mega Power Projects (UMPPs) as a thrust area. The central idea of the UMPP is to set up generation capacity on a large scale and reduce the development time of the project with the government arranging land and all key approvals for the project. So far three such projects of 4,000 MW capacity each have been awarded and more are planned.

The Electricity Act, 2003 freed up most of generation from all licensing and consequently there are number of projects being developed across the country.

Transmission

India's transmission network today stands at 265,000 circuit kilometres (ckm), which is divided into five regions. The interconnected transmission system within each region is called a grid, with the national transmission system being the National Power Grid.

Most of the coal resources in the country are in the Eastern part of the country whereas most of the demand for power is in the Western, Southern and Northern parts. It is crucial to build the transmission network in order to wheel power from the point of generation to the point of demand. It will therefore be essential to increase transmission capacity at the national grid level. This calls for an investment of about Rs. 71,000 crores[4], of which the Power Grid Corporation of India Ltd. (Powergrid) plans to invest about Rs. 50,000 crores and the balance Rs. 21,000 crores is to come through private sector participation. With an additional 60,000 ckm of transmission network expected by 2012, the opportunities for private sector participation and growth in transmission look encouraging.

Distribution

India has an estimated 144 million consumers with the third largest transmission and distribution network in

[3] Source : CEA

[4] Source : Ministry of Power website: http://powermin.nic.in/transmission/invest_in_transmission.htm

the world. Even so, very large parts of the population remain without electricity or suffer from frequent power cuts and fluctuating voltages.

India's power sector also suffers from aggregate technical and commercial (ATC) losses on account of transmission and distribution leakages that are as high as 32%[5] in some states. Recognising this, GoI has set an ambitious target to reduce ATC losses to 15% in five years in the urban and high-density areas.

The Accelerated Power Development Reform Programme (APDRP) initiative, aimed at financing the modernisation of sub-transmission and distribution networks, attempts to address the ATC losses issue and improve power delivery. The programme includes a system of local management and energy accounting through widespread metering in every state utility's distribution systems.

Distribution remains largely in the domain of the state owned utilities. This has contributed to the slow implementation of distribution reforms. According to the Investment Commission, the GoI needs to re-work its distribution reform strategy to negotiate a customised distribution reform incentive package for each state.

Policies and Financial Incentives

India would need about US$ 200 billion of investments[6] in the power sector during the next seven years. Implementation of key reforms is likely to foster growth in all segments through the unbundling of vertically integrated SEBs, open access to transmission and distribution networks, privatisation of distribution and tariff reforms by regulatory authorities.

On the financial side, GoI has allowed for 100% foreign direct investment (FDI) in generation, transmission and distribution; it has offered tax holidays for a block of 10 years in the first 15 years of operation, as well as waiver of capital goods import duties on mega power projects (above 1,000 MW generation capacity and selling power to more than one state). Following the control on external commercial borrowings (ECBs), on 29th May, 2008, in a bid to provide relief to the infrastructure sector, the government relaxed the norms for ECBs. Now, Indian companies can raise up to US$ 500 million under the automatic route, so long as the borrowing is for an average maturity greater than three years. From the total ECB raised, infrastructure sector companies can use up to US$ 100 million for rupee expenditure for permissible end-uses after seeking RBI approval.

OPPORTUNITIES, THREATS AND OUTLOOK

Based on Ministry of Power targets, India needs at least another 57,000 MW of generation capacity by 2012. If this is to be achieved, it would need multiple initiatives in generation, transmission and distribution.

However, delays in land acquisition, environmental clearances and other approvals remain an area of concern. In addition, the low growth in domestic coal mining has increased dependence on imported coal. Availability of coal linkage and assured coal supply within the country will remain critical. On the other hand, the rising price of imported fuel is a matter of concern. Costs of key inputs such as steel and cement are also rising.

While bulk of the investment for building the power infrastructure will come from the public sector, the government will be unable to finance all the requirements. In any case private sector participation will introduce competition and improve operational efficiencies. All of this will provide ample opportunity for private sector participation. Tata Power, with its presence in all segments of the power value chain, is well poised to exploit these opportunities.

[5] Source : ASSOCHAM Eco-pulse study, Jun 2007: http://www.assocham.org/arb/aep/T-n-D_losses.doc
[6] Source : Public Private Partnerships in India, Ministry of Finance: http://www.pppinindia.com/sector-power.asp

KEY DEVELOPMENTS IN TATA POWER: 2007-08

Mundra UMPP

Tata Power was the first to be awarded a UMPP. On 24th April, 2007, Tata Power signed a Power Purchase Agreement (PPA) for the 4,000 MW UMPP in Mundra in coastal Gujarat. The Special Purpose Vehicle (SPV) set up for the project, Coastal Gujarat Power Ltd., has been transferred and is now a 100% subsidiary of Tata Power.

Mundra's generation capacity is 4,000 MW (5 x 800 MW), with saleable power of 3,800 MW. After completion of the project, it is expected to supply power to Gujarat (1,805 MW), Maharashtra (760 MW), Punjab (475 MW), Haryana (380 MW) and Rajasthan (380 MW).

Costing about Rs.17,000 crores (US$ 4.2 billion), the first unit will be commissioned by September 2011. Land acquisition activities have been almost completed; site work is in progress and orders for all major long-lead time equipment such as boilers and turbines have been placed.

Tata Power was also the first to secure the required loans for a UMPP. Financing agreements for the project were signed in April 2008. The financing comprises equity of Rs. 4,250 crores, ECB of up to US$ 1.8 billion and rupee loans of up to Rs. 5,850 crores in a debt-equity ratio of 75:25.

The super critical technology will help achieve high efficiency – thus saving fuel and reducing greenhouse gas emissions vis-à-vis conventional technology prevailing in the country.

Indonesian Coal Mines Acquisition

Considering the importance of imported coal, Tata Power has integrated backwards in an effort to secure its energy requirement for its power projects. An equity interest in a coal asset provides a hedge for the power business against rising coal prices.

On 26th June, 2007, Tata Power acquired 30% equity in major Indonesian thermal coal producers, PT Kaltim Prima Coal (KPC) and PT Arutmin Indonesia, as well as trading companies from PT Bumi Resources, at a value of US$ 1.1 billion. The definitive agreements were subsequently signed in March 2008. The investment in the coal companies provides a natural hedge to the power business besides providing security of fuel supply through the offtake arrangement. Tata Power has also signed an offtake agreement with KPC, which entitles it to purchase about 10.1 ± 20% million tonnes of coal every year to meet a part of its requirement for Mundra, Trombay and Coastal Maharashtra projects.

Together, KPC and Arutmin produced around 54.2 million tonnes of coal in 2007, of which a substantial part was exported. The companies have enjoyed robust financial performance, especially with increases in coal prices and rising production volumes.

In addition to being a strategic initiative, the acquisition will provide considerable financial benefits to Tata Power over the long-term. The recent spurt in coal prices has reinforced Tata Power's belief that the investment in the coal companies was timely and pragmatic.

PUBLIC PRIVATE PARTNERSHIPS AND TATA POWER

It is expected that infrastructure including power infrastructure in the country will have to be built through Public Private Partnerships. While the private sector can contribute with management expertise, operational efficiencies and finances the state sector can contribute with technical skills and the approval processes.

Tata Power has had a number of successful partnerships with the state sector in various segments of the power sector.

TATA POWER IN PPP

North Delhi Power Limited (NDPL)

NDPL is a 51:49 JV of Tata Power and Delhi Vidyut Praday Nigam (a Government of Delhi undertaking). NDPL, with a net asset base of Rs.1,800 crores, services over 1 million consumers spread over 500 sq.km. in the north Delhi area. The peak load in this area is about 1,150 MVA, with energy consumption of over 5,900 million units (MU).

During 2007-08, NDPL earned revenue of Rs. 2,287.2 crores and a profit after tax (PAT) of Rs.281.6 crores. In six years of its operations, NDPL has reduced its ATC losses from a high of 53% to less than 20% during 2007-08. Measures like energy audits, replacement of old meters with theft-proof electronic meters, automated meter reading, aggressive enforcement and public-NGO-Company awareness drives have reduced the current ATC loss percentage to well below the target loss level of 31% committed to the regulatory authorities.

In the retail power distribution business, innovative customer service measures are critical to success. In a measure adopted for the first time in India by a distribution company, NDPL ensures that its representative visits a new customer's premises and completes all formalities required for providing a new connection, without the customer having to visit NDPL's office.

Powerlinks Transmission Limited (PTL)

PTL is a 51:49 JV between Tata Power and Power Grid Corporation of India (PGCIL). An example of PPP, PTL transmits power from the 1020 MW Tala Hydro Electric Power Project in Bhutan and surplus power from the eastern/north-eastern region of India through its transmission lines between Siliguri (West Bengal) and Mandola (Uttar Pradesh), spanning a distance of 1,166 km. With a total investment of Rs. 1,560 crores, the project, consisting of 440 KV double-circuit transmission lines, was completed within the scheduled time frame and cost estimates. In all, thirteen states (West Bengal, Bihar, Jharkhand, Orissa, Sikkim, Punjab, Haryana, Himachal Pradesh, Jammu & Kashmir, Uttaranchal, Rajasthan, Uttar Pradesh, and Delhi) benefit from this project. Maintaining an average availability of 99.7%, the project is an important link in the national power grid and is the first inter-state transmission project that has been implemented through the PPP route.

During 2007-08, which was its first full year of operations, PTL earned revenue of Rs. 245 crores with a profit after tax (PAT) of Rs. 58 crores.

Maithon Power Limited (MPL)

Maithon Power Limited, a 74:26 joint venture between Tata Power and Damodar Valley Corporation (DVC), is setting up a 1,050 MW (2 x 525 MW) greenfield coal fired mega power plant at Maithon (Jharkhand).

The project cost of Rs. 4,450 crores is being funded in a debt equity ratio of 70:30. Financial closure for the debt has been completed. The first unit is scheduled to be commissioned by 3rd quarter FY 11, with the second going on-stream by end of FY 11.

MPL has signed Power Purchase Agreements with DVC for 300 MW and it is in active discussions for sale of balance power to other distribution licencees. MPL has obtained open access from Power Grid Corporation of

India to transmit power through their infrastructure to the power deficit northern states.

MPL has obtained all major clearances and permits for the project. Site works are in progress and orders for main equipment have been placed. Long-term coal linkage has been allotted from the nearby Bharat Coking Coal Ltd. (BCCL) mines.

OTHER SUBSIDIARIES

Tata Power Trading Company Limited (Tata Power Trading)

Tata Power Trading was incorporated in 2003 with an equity capital of Rs. 2 crores and was the first company in India to receive a power trading licence from the CERC in June 2004. Tata Power Trading is in the business of trading electrical power in India. It has a category 'F' licence with which it can now trade in volumes without any upper limit, by enhancing its equity base to Rs. 20 crores.

Tata Power Trading sources surplus power from various state/private sector power generation utilities, captive power plants and state-owned electricity boards. Its trading partners include the Maharashtra State Electricity Board, the Madhya Pradesh State Electricity Board, the West Bengal State Electricity Board, the Power & Electricity Department of Government of Mizoram, the Damodar Valley Corporation, the Haryana Power Generation Corporation and Delhi Transco, among others. Tata Power Trading has also commenced trading surplus power from the captive power plants belonging to Hindustan Zinc Limited (Rajasthan), and the Jindal Thermal Power Company Limited (Karnataka).

Tata Power Trading earned revenues of Rs. 883.5 crores with PAT of Rs. 4.3 crores.

NELCO Limited

NELCO, established in 1940, offers a range of products and solutions, such as border intrusion detection and security systems, locomotive traction power controls and converters, supervisory and data acquisition systems, building management systems, VSAT connectivity solutions and data centre solutions.

NELCO's current businesses are structured around Automation & Control and Network Systems and cater to core industries like Defence, Railways, Steel, Cement, Automobile, Oil and Gas, etc. NELCO has tie-ups with international players for defence, weather management systems, VSAT, SCADA, etc. It has also promoted Nelito Systems, a joint venture with Itochu, Japan.

A subsidiary of Tata Power, which holds a 50.04% stake, NELCO is listed on BSE and NSE. During the twelve months ended 31st March, 2008, NELCO earned total income of Rs.197.4 crores with PAT of Rs. 4.4 crores.

Af-Taab Investment Company Limited (Af-Taab)

Tata Power holds Rs. 13.39 crores as equity in Af-Taab, its wholly owned subsidiary. During 2007-08 Af-Taab had an operating income of Rs. 74.1 crores with a PAT of Rs. 39.4 crores.

Chemical Terminal Trombay Limited (CTTL)

CTTL is a 100% subsidiary of Tata Power. During 2007-08 CTTL earned an operating income of Rs. 10.4 crores with a PAT of Rs. 2.7 crores.

EXISTING OPERATIONS

Generation

Tata Power generates a total of 2,365 MW of power from three fuel sources: thermal (coal, gas, oil), hydroelectric power and renewable energy (wind).

Thermal Power Generation

Tata Power's thermal power generation units are at Trombay, Maharashtra (1,330 MW), Jojobera, Jharkhand (428 MW) and Belgaum, Karnataka (81 MW), totalling 1,839 MW. The operational performance of the current units is detailed in Table 2 below.

Table 2: Details of thermal power generation for 2007-08

	Generation (MU)		Generation Availability		Plant Load Factor (PLF)	
	FY 08	FY 07	FY 08	FY 07	FY 08	FY 07
Trombay	10,002	9,180	95%	93%	86%	79%
Jojobera	2,862	2,731	96%	89%	76%	73%
Belgaum	237	189	93%	94%	33%	27%

Trombay

Trombay has a capacity of 1,330 MW, of which 500 MW is coal-fired, 650 MW uses oil and the balance 180 MW uses gas as a fuel source. In 2007-08, Trombay generated 10,002 MU of power – its highest generation ever in a financial year. Year on year generation growth at Trombay was 9%. Plant load factor (PLF) was also at 85.6% – well in excess of the 79% achieved last year.

Tata Power is in the process of putting up a 250 MW coal fired unit at Trombay, which it expects to commission by 3rd quarter FY 09.

Continued focus on maximising operational efficiencies has resulted in greater fuel and PLF incentives as per Maharashtra Electricity Regulatory Commission (MERC) norms. During the year, some major and minor overhauls were successfully completed on the Trombay units. The first safety surveys for the British Safety Council (BSC) 5-Star ratings were conducted during 2007-08. The units aim to achieve the 5-Star rating by 2nd quarter FY 09. Trombay has also been recertified for ISO 14001. During the year, Trombay received the 'Greentech Safety Gold Award 2008' in the thermal power sector for 'Outstanding Achievement in Safety Management'.

Jojobera

Jojobera, in Jharkhand, has a capacity of 428 MW through four coal-fired units (1 x 68 MW and 3 X 120 MW). In 2007-08, Jojobera generated 2,862 MU – its highest annual generation ever, with a year-on-year growth of 4.8%. PLF at 76.2% also exceeded the previous year's levels of 72.93%, making the units one of the most efficient and reliable power generating utilities in eastern India. The plant has structured quality, environment and occupational health and safety management systems conforming to international standards, which have been certified by TÜV. Jojobera is also on course for Total Preventive Maintenance (TPM) implementation.

During the year, Jojobera received the Greentech Gold Award for Environment Excellence. The division's Quality Circle initiatives were recognised at the ICQC in Beijing, where the Jojobera team won the gold medal. Safety initiatives were recognised by the National Safety Council of India (NSCI) through its 'Suraksha Puraskar' award.

Belgaum

Belgaum, in Karnataka, has a Heavy Fuel Oil based generation capacity of 81 MW. During the year, generation was 25.4% higher than last year at 237

MU. An improved net plant heat rate helped in generating greater efficiencies and reducing annual fuel consumption. Auxiliary consumption has also reduced. Belgaum sold 2.7 MU of power to a third party for the first time. Belgaum's Quality Circle initiatives received the 'Distinguished' award in a competition held by the Quality Circle Forum of India (QCFI).

Hydroelectric Power Generation

Tata Power has three hydroelectric (hydel) power generating stations, totalling 447 MW - at Khopoli (75 MW), Bhira (300 MW including 150 MW of BPSU) and Bhivpuri (72 MW) – all located in the Raigad district of Maharashtra.

For the hydel units, the Krishna Water Dispute Tribunal Award (KWDTA) determines the amount of water that is available for power generation. Although the plant availability was high, the generation and PLF was lower due to KWDTA constraints.

Table 3: Details of hydroelectric power generation for 2007-08

	Generation (MU)		Generation Availability		Plant Load Factor (PLF)	
	FY 08	FY 07	FY 08	FY 07	FY 08	FY 07
Khopoli	258	416	98.6%	96.8%	40.8%	72.1%
Bhira (Old)	356	510	99.1%	97.6%	27.0%	42.4%
BPSU	587	737	99.5%	99.2%	44.6%	61.3%
Bhivpuri	288	475	97.0%	96.7%	43.7%	79.0%
Total	**1,489**	**2,138**	**98.8%**	**97.9%**	**37.9%**	**59.7%**

The hydel power generating division received the highest capacity index of 99.19% against a plan of 97%, thereby earning additional capacity index incentives during the year.

Tata Power's hydel division has been at the forefront of using new technologies and equipment to increase power reliability and improve operational efficiencies. Bhira achieved the highest availability of 99.3% during the year. Operational stability was also reflected at Khopoli, which witnessed zero tripping during the year.

Tata Power's hydel plants are amongst the oldest in the country, going back to nearly a century. Therefore, replacement of capital equipment is an ongoing feature at these units. Tata Power is focused on replacing and modernising 'associated equipment' (i.e. those that are not directly related to generation but support the generation process). Dam and duct-line strengthening are the two areas where Tata Power proposes to continue its upgrade efforts, once approval is received from the appropriate authorities. Over the last five years, a systematic plan for replacing capital equipment, has allowed Tata Power to improve efficiencies by 10%.

Recognising its performance, the Central Electricity Authority (CEA) has selected Bhira's pump storage scheme as the second best performing station in the country, awarding it the 'Silver Shield'. Bhivpuri won the meritorious achievement award in the manufacturing sector from the National Safety Council of India (NSCI).

Wind Power Generation

During 2007-08, Tata Power has added two more wind farms at Bramanvel (11 MW) and Khandke (51 MW). With these, Tata Power has a capacity of 79 MW of power through renewable energy sources (Table 4 below).

Table 4: Details of wind power generation for 2007-08

	Generation (MU)	Generation Availability
	2007-08	2007-08
Supa	26	98.0%
Bramanvel	17	96.3%
Khandke	85	98.1%
Total	**128**	**97.8%**

Transmission in the Mumbai Licence Area (Mumbai LA)

Tata Power's transmission operations in Mumbai LA stretch from Colaba in south Mumbai to Bassein Creek in north Mumbai and to Vikhroli in north-east Mumbai (bypassing Bhandup and Mulund). Transmission lines are used by Bombay Electric Supply & Transport (BEST), Reliance Infrastructure and Tata Power's own distribution business. To meet the demand growth Tata Power has augmented line capacities, especially in north Mumbai, while simultaneously commissioning a new 145 kV GIS receiving station to supply to BEST and the Railways.

Transmission grid availability of 99.45% is better compared to MERC norms of 98%. Voltage fluctuations and flickers are lower than those stipulated by international norms.

Tata Power is also planning a series of capital investments for the Mumbai LA, for which regulatory approval from Maharashtra Electricity Regulatory Commission (MERC) has been received. These projects will increase transmission line capacity, set up new receiving stations, evacuate power from one area to another and increase transmission efficiencies and power quality. MERC has approved eight transmission projects of a total value of Rs. 589.33 crores.

Distribution in the Mumbai Licence Area (Mumbai LA)

Tata Power has a customer base of about 24,000 direct customers and, on an average, about 12,000 million units (MU) are sold over the network in a year. Tata Power continues to be constrained by the order passed by the Hon'ble Supreme Court restraining Tata Power from acquiring new customers. The comparative sales figures are given in Table 5 below.

Table 5: Share of Sales in Mumbai Licence Area

Customer	2007-08		2006-07	
	MUs	Share	MUs	Share
Railways	818	33%	801	32%
Others	1,688	67%	1,710	68%
Sales in Licence Area	2,506	100%	2,511	100%

As in all parts of the business, improvement in operational efficiency is a key focus area. In the Mumbai LA, Tata Power caters to the demand of highly quality conscious customers who are extremely particular both about the continuity of power supply and the quality of their power. Tata Power has taken a number of initiatives to reduce forced outages and improve reliability of power supply. New distribution automation systems have been introduced to a number of substations, which help in the quick restoration of power supply in the case of a forced outage. New technology initiatives have also improved efficiencies. These are discussed in the 'Technology' section.

The results of these initiatives have been evident in the quality and reliability of transmission and distribution of power. Tata Power's average duration of power supply interruption in the Mumbai LA due to forced outages is one of the lowest in India. Customer service complaints (per 1,000 customers) have reduced from 243 to 186 during the year. Power quality related complaints (per 1,000 customers) reduced from 25 to 14.

REGULATORY MATTERS

Tariff Order for FY 09

Tariff Orders for FY 09 have been approved by MERC for the Generation, Transmission and Distribution function of the Company in Mumbai Licence Area. In the Tariff Orders, MERC has considered a capacity of 477 MW from Tata Power's generating capacity in Mumbai and 50 MW from the upcoming Unit 8 as per the approved PPA.

Standby Charges

On an appeal filed by Tata Power, the Hon'ble Supreme Court has stayed the operation of the ATE order, subject to the condition that Tata Power deposits an amount of Rs. 227 crores and submits a bank guarantee for an equal amount. Tata Power has complied with the condition. Reliance Infrastructure Limited (RIL) has also subsequently filed an appeal before the Hon'ble Supreme Court challenging the ATE Order. Both the appeals have been admitted but no date for hearing of the appeals has been fixed.

Distribution Licence in Mumbai

Tata Power has filed an appeal with the Hon'ble Supreme Court against the above ATE Order. Hearing has been completed in December, 2007 and the judgement is awaited.

OTHER BUSINESSES

Strategic Electronics Division (SED)

In over three decades of presence in strategic electronics, SED has designed and developed electronic products and systems for defence and other core sectors. With over 90% of the division's strategic electronics work executed for defence, SED has established long-standing relationships with the Indian Armed Forces and the defence laboratories. The manufacturing facility was established in 1982 and is situated in Bangalore, while Mumbai hosts the design and development wings.

SED has achieved the CMM - Integrated Level 3 maturity. The Mumbai operation is recognised by the Department of Science and Technology, and the Bangalore facility is ISO 9001-2000 certified. The division's forte is the development and integration of real-time and mission-critical decision-support systems, suitably ruggedized to operate in harsh environments of varying severity.

SED has now evolved into a systems integrator for programs of national priority such as the Pinaka Multi Barrel Rocket Launcher System, launchers for Indian Air Force and Indian Army and Command and Control Systems for tactical applications. Based on its pioneering contributions in design, development, manufacturing and system integration, SED is recognised by the Ministry of Defence as a 'Major Work Centre' for programmes under electronic warfare, naval combat and air defence.

TECHNOLOGY

Tata Power actively explores and utilises new and innovative technologies for improving operational performance and quality of power supply. In 2007-08,

Tata Power initiated and carried through a number of technology initiatives, some of which are detailed in the subsequent paragraphs.

High Ampere Capacity Conductors

In a megacity like Mumbai, 'right of way' for transmission lines is a major constraint. Therefore, increasing the power handling capacity of the transmission line takes prime importance. Tata Power is in the process of replacing a number of its conventional ASCR conductors with High Ampere Capacity conductors. These have the same weight as its predecessors, but allow the old lines to transmit peak power up to 1,144 MVA against 684 MVA of the conventional ACSR conductor.

Circuit Breakers, Isolators and Switchgears

Where space for additional bays in existing stations is a constraint, Plug & Socket Switchgears (PASS) help in augmenting bay capacity. Tata Power has been actively using PASS for optimum space utilisation in its existing stations. Tata Power has also moved to new SF6 (sulphur hexafluoride) circuit breakers in a number of places where limitations of space are an issue while installing switchgear.

In some 145 KV switchyards in Mumbai, space constraints meant that Tata Power could not install the normal air insulated switchgear; however, installing the SF6 circuit breakers was also not feasible given their high costs. Under these conditions, Tata Power has adopted a 'hybrid switchgear' technology, which allows space constraints to be overcome at an affordable cost.

Automatic Meter Reading Systems

During the year, Tata Power installed automatic meter reading systems for a number of its customers, which reads power consumption directly from the meter and then sends the data to the central server for billing purposes. This process reduces human error while computing electricity dues.

Fluoroketone Fire Suppression System

The fire suppression system deployed at Trombay thermal power station used halon gas, which is an eco-unfriendly product. Keeping in mind the environmental impact of using halon, Tata Power has replaced the halon gas fire suppression system with an eco-friendly fluoroketone fire suppression system.

Use of Transmission Towers for Communication

Innovative use of existing infrastructure to maximise revenue streams has always been a hallmark of Tata Power. Tata Power has checked and confirmed the feasibility of using existing transmission towers for communication purposes with the installation of a communication antenna at the top. Trials are planned in association with Tata Tele Services Limited.

HUMAN RESOURCES

Objectives

The Human Resources function of Tata Power has three distinct objectives: (a) recruitment of quality people to meet the needs of a rapidly growing organisation; (b) identify apparent and latent talent within the organisation and groom them for future positions of responsibility; and (c) ensure retention in a 'people crunch' environment, without raising personnel costs to unacceptable levels.

INITIATIVES IN 2007-08

Recruitment

Tata Power is a growing organisation, with new projects under execution and on the anvil. Recruitment, therefore, remains an important objective for Tata Power. During 2007-08, Tata Power recruited 420 people at various locations and at various levels and reached an employee strength of 2847.

Training

During the year, Tata Power launched a number of training modules. Prominent among these was the Project Management training programme that focused on project planning, project execution and delivery to customer. Another significant training programme was conducted for 'Power System Management', where participants were put through detailed sessions in how to make Tata Power's existing operations more cost efficient and to extract greater performance from current infrastructure and equipment.

People Development and Talent Management

As a part of the people development exercise, 'potential appraisal' was also introduced as a tool to identify future talent in the organisation and help groom such talent in a focused manner. An elaborate mechanism was developed where People Planning Committees deliberated on each 'high potential' employee, his or her specific value to Tata Power and the training and development plans that need to be executed in order to bring that potential talent to fruition.

Competency development has been another focus area. The 'role to competency' map for each individual is currently being mapped and competency assessments of individuals are being undertaken.

Performance Management System

For the first time in Tata Power, a Performance Management System (PMS) was introduced for the bargainable staff of Tata Power, based on quality and quantity of work, work attitude and participation in various organisational initiatives. In addition, the Balanced Score Card (BSC) initiative is now in full swing: the corporate and departmental balanced score cards have been completed.

Succession Planning

Succession planning and the smooth taking over of key responsibilities is the hallmark of an evolved organisation. Tata Power undertook a detailed succession planning exercise, taking into account the normal attrition rate and the criticality of the function.

People Retention

Tata Power faces an average of 4% attrition vis-à-vis the industry average of 12%. As a set of planned initiatives, Tata Power undertook job rotation (where people were rotated across various jobs, functions and locations through internal job postings), sponsored employees for executive MBA programmes (at S P Jain Institute of Management) and for 'Group Catalyst' programmes (through Group HR), undertook job enrichment measures by posting into subsidiary companies (with enhanced responsibilities) and conducted a detailed employee engagement survey.

On the industrial relations front, Tata Power enjoyed a cordial year, with no labour unrest or disruption of production due to labour-related issues.

CORPORATE SUSTAINABILITY INITIATIVES

Environment

Over the next five years, Tata Power plans to grow its generation capacity from 2,474 MW to 12,861 MW. Most of this increase will be thermal. Thermal power generation has primarily three emissions that impact the environment: carbon dioxide (CO_2), sulphur dioxide (SO_2) and particulate matter. Tata Power has devised and executed measures for minimising the impact of such emissions.

In order to monitor sustainability initiatives, Tata Power has set up a Sustainability Council, with the objective of defining sustainability goals and spreading awareness about its mission. The role of the Sustainability Council is to:

- Monitor and report on the economic, environmental and social effects of sustainability measures undertaken on the ground.
- Develop a plan to reduce carbon intensity by improving thermal efficiency in fossil fuel based plants, generating power from renewable sources, installating carbon sinks and using clean coal.
- Be a repository of knowledge on sustainability.
- Disseminate knowledge regularly through internal seminars and workshops.
- Be involved in advocacy with regulating agencies.

Tata Power has executed a number of measures in order to reduce emissions. Tata Power has been consciously using and exploring clean coal sources, including imports, for its thermal power plants.

Emissions can also be controlled at the consumer end through intelligent use of electricity. During the year, Tata Power and the other electricity distribution agencies of Mumbai launched an advertisement campaign to educate consumers about power conservation measures. Called 'I Will, Mumbai Will', the campaign focused on shifting away from the peak consumption period, more intelligent use of high power using devices such as air-conditioners, responsible electricity consumption behaviour (such as switching off devices from the plug point when not in use) and educating consumers to invest in energy efficient devices.

Tata Power has over the last thirty years, continued to participate in an eco-restoration and eco-development program in the Western Ghats, which is one of the most sensitive ecosystems in the world. Through this period, over seven million saplings of sixty tree species have been planted with a view to conserve this ecosystem. Even today, over 600,000 trees are being planted regularly involving the local community as a re-forestation measure. In addition to improving the biodiversity, the planting of trees also adds up as a carbon sink for carbon emissions.

Social

Tata Power has continued its focus on CSR activities to make a difference in the communities that we operate in. Tata Power carried out regular medical check-ups, provided medicines at its health centres, and carried out a number of health awareness programmes such as eye and blood donation camps at several locations. Suraksha Rally was a programme organized to promote awareness of HIV/AIDS among students and communities.

Tata Power organized a Jan Jagruti Abhiyan in schools and communities to educate them about electrical safety. Energy conservation programmes were also conducted in several schools. A number of other training programmes were carried out for developing self employment opportunities among the rural population.

CSR teams at our new project locations have started interactions with the local community to understand their needs. The positive relationship developed resulted in focusing on the prioritized needs of infrastructure (restoration/repairs to damaged roads, construction of speed breakers, fencing of crematorium, installations of bore wells, support for existing school infrastructure etc). Employment issues have been handled by hiring locals, allotting shops/cabins/canteens to locals, and collection of database for potential employment through contractors.

INFORMATION TECHNOLOGY (IT)

Tata Power has been a pioneer in using IT for its operations and for its Executive Information Systems (EIS). Tata Power adopted SAP platform as early as 2001 and, in 2002, became one of the first utility companies in Asia that adopted the SAP 'industry solution' specifically tailored for utility organisations.

Today, Tata Power is engaged in becoming a fully-connected 'enterprise IT' company, with end-to-end connectivity across all its locations, operations and entities. Tata Power's IT processes are benchmarked according to Information Technology International Library (ITIL) standards, with key process performance parameters clearly defined. Information Technology in Tata Power has migrated from being just a data network provider to one that enables secure sharing of value-added information for real-time decision-making.

FINANCIAL PERFORMANCE OF THE COMPANY

During the current year, the total income at Rs.6,381.75 crores was higher by 26.1% as compared to Rs.5,059.31 crores in the previous year. The other income of Rs. 465.84 crores (previous year Rs. 343.99 crores), included in the total income, is higher mainly due to gain on sale of long-term investments during the year.

The operating income (net of certain tax adjustments) at Rs.5,915.91 crores for the year was higher by 25.46% as compared to Rs.4,715.32 crores in the previous year.

The cost of power purchase was lower at Rs. 548.87 crores compared to Rs. 664.58 crores during the previous year. This was due to lower standby charges applicable to Tata Power during the year coupled with the fact that during the previous year Tata Power purchased power on behalf of all licensees as directed by MERC. The increase in the fuel cost from Rs.2,708.91 crores to Rs. 3,714.99 crores is mainly due to steep increase in oil prices domestically and internationally.

The other operating expenses of Tata Power have increased to Rs.715.41 crores in the current year from Rs. 618.39 crores in the previous year. The increase is basically on account of higher employee costs arising on account of applicability of Revised Accounting Standard 15 (R) relating to employee benefits.

Despite the increase in capitalisation in the previous year, depreciation was flat at Rs. 290.50 crores as against Rs. 291.92 crores in the previous year. The additional depreciation on the assets capitalised in previous year was offset by certain key assets in the Mumbai LA reaching the 90% depreciation limit. The decrease in interest and finance charges from Rs. 189.50 crores in the previous year to Rs. 141.86 crores is mainly on account of repayment of Euro notes and Commercial Papers, part conversion of Foreign Currency Convertible Bonds during the year and net exchange gain on foreign currency borrowings /deposits.

The increase in tax is mainly on account of higher profit before tax during the year and the effect of tax reversals on account of favourable tax assessments.

Thus the profit after tax accordingly increased to Rs.869.90 as against Rs.696.80 crores in the previous year. Basic earnings per share (EPS) on distributable profits stood at Rs.38.64 as against Rs.34.02, a growth of over 10%.

During the year the net additions to the gross block was

Rs. 252.28 crores mainly on account of capitalisation of certain wind units. The net current assets as on 31st March 2008 was lower at Rs. 2,036.20 crores as compared to Rs. 2,284.49 crores in the previous year.

The borrowings at Rs. 3,037.27 crores as at 31st March, 2008 were lower by Rs. 596.09 crores as compared to previous year mainly on account of repayment of Euro Notes and Commercial Papers during the year as explained earlier and part conversion of Foreign Currency Convertible Bonds.

The networth of Tata Power of Rs.6,364.51 crores as at 31st March, 2008 was higher by Rs. 1,890.88 crores as compared to previous year mainly on account of part conversion of Foreign Currency convertible bonds and preferential allotment of equity to Tata Sons Limited.

Long term Debt to Equity (D/E Ratio) improved from 0.51 in the previous year to 0.38 as at 31st March, 2008. Total D/E Ratio also improved from 0.60 as at previous year to 0.38 as at 31st March, 2008.

However, the return on networth dropped marginally from 15% as at previous year to 13% as at 31st March, 2008 on account of higher networth as explained earlier. The improved ratio reflects Tata Power's increased ability to leverage its shareholder funds for additional borrowings for its growth projects.

Consolidated Accounts

During the current year, the total income at Rs. 11,369.51 crores was higher by 68.6% as compared to Rs. 6,742.71 crores in the previous year. A significant part of the increase on consolidation is owing to consolidating our 30% share of the overseas coal companies' revenue for the first time.

Interest on a consolidated basis at Rs. 498.75 crores was higher by 80.6% as against Rs. 276.07 crores in the previous year, primarily on account of interest on loans for acquisition of coal companies. Depreciation was also higher by 34.84% at Rs. 559.28 crores.

Provision for tax stood at Rs. 376.46 crores as against the previous year credit of Rs. 99.05 crores.

The profit after tax after adjusting for share of Associates and Minority Interest at Rs. 1,055.07 was higher by 38.8% as compared to Rs. 759.61 crores of the previous year.

RISKS MANAGEMENT PROCEDURE AND STRUCTURE

Risk identification and mitigation as a formal exercise began in Tata Power around 2004 — well before the Clause 49 mandate. Risks are categorised and valued based on the probability and impact of each risk. Based on this methodology, a risk register is prepared, as also risk based audit plan. Risk owners prepare specific risk plans that quantify the risks, determine their current impact and outline risk mitigation action plans. Action plans are segregated into responsibilities and timelines and then linked to Tata Power's business plan and the Balanced Scorecard. The best risk practices of various divisions/units are shared during the monthly operational review meetings. Tata Power has also mapped the risk management process on an enterprise-wide basis, thereby standardising the techniques by which risk is identified, measured and mitigated.

Tata Power's Risk Management Committee comprises all the Executive Directors and the Chief Risk Officer of Tata Power. The Committee is responsible for reviewing the various risk plans that are put forth by risk owners, making changes wherever necessary and supervising the rollout of the approved risk plans. Tata Power reviews its risk management policies annually and any changes are communicated across the organization. Moreover, incidences of high value risks are reported quarterly to the Audit Committee of the Board of Directors.

INTERNAL CONTROLS AND THEIR ADEQUACY

The Internal audit function was outsourced to a firm of Chartered Accountants who conduct the audit on the basis of the Annual Audit Plan. The process includes review and evaluation of effectiveness of the existing processes, controls and compliance. It also ensures adherence to policies and systems, and mitigation of the operational risks perceived for each area under audit. During the year, departmental performances were rated through the Control Effectiveness Index (CEI) given by the internal auditors. Significant observations including recommendations for improvement of the business processes were reviewed by the management before reporting to the Audit Committee - which reviewed the Internal Audit Reports and the status of implementation of the agreed action plan.

CAUTIONARY STATEMENT

Statements in the Management Discussion and Analysis, describing Tata Power's objectives, projections and estimates, are forward-looking statements and progressive, within the meaning of applicable security laws and regulations. Actual results may vary from those expressed or implied, depending upon economic condition, Government policies and other incidental/ related factors.

Auditors' Report

TO THE MEMBERS OF

THE TATA POWER COMPANY LIMITED

1. We have audited the attached Balance Sheet of THE TATA POWER COMPANY LIMITED, as at 31st March, 2008, and also the Profit and Loss Account and the Cash Flow Statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to above, we report that:

   (a) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) in our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of those books. The report on the accounts of Bangladesh branch audited by other auditors has been forwarded to the Company and has been appropriately dealt with;

   (c) the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   (d) without qualifying our opinion,

      i. we draw attention to Note (5) of the Notes forming part of the Accounts. As stated in the note, the Company is of the view that the loss on realisation of certain statutory investments should be adjusted against the relevant statutory reserves. Pending the outcome of the clarification proposed to be sought by the Company from the Appellate Tribunal of Electricity (ATE), in respect of its Order dated 12th May, 2008 with regard to the adjustment of diminution in the value of the these investments against the said reserves, no provision has been made for the diminution in the value of the same of Rs. 155.47 crores in the accounts for the year ended 31st March, 2008.

      ii. we draw attention to Note 11 (f) of the Notes forming part of the Accounts. As stated in the note, subject to the outcome of the Appeal filed before the Supreme Court , no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods estimated at Rs. 519 crores and its consequential effects [note 11 (f) & (g)] for the period upto 31st March, 2008. The impact of the above on the results for the year cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

      iii. we draw attention to Note 11 (e) of the Notes forming part of the Accounts. As mentioned in the note the Company has filed an appeal in the Supreme Court, in connection with an Appellate Tribunal Order setting aside the Maharashtra Electricity Regulatory Commission (MERC) Order confirming the Company's right of distribution in certain areas and related matters thereto and allowing as a whole the appeal preferred by Reliance Infrastructure Ltd. The hearing of the appeal has been concluded and the Order is reserved. The financial consequences of the Appellate Tribunal Order have neither been quantified in the Order nor been ascertained by the Company. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

(e) in our opinion, the Balance Sheet and the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

(f) on the basis of written representations received from the Directors, as on 31st March, 2008 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2008 from being appointed as a Director in terms of Clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

(g) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(1) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2008;

(2) in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

(3) in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For Deloitte Haskins & Sells
Chartered Accountants

UDAYAN SEN
Partner
Membership Number: 31220

Mumbai, 23rd June, 2008

Annexure to the Auditors' Report

Referred to in paragraph 3 of our report of even date.

(i) (a) In respect of fixed assets, the Company has maintained proper records showing full particulars including quantitative details and situation in most cases of such assets.

(b) Physical verification of fixed assets was carried out during the year by the management, in accordance with the established system of periodical verification of fixed assets once in two/three years. In our opinion, the frequency of verification is reasonable, considering the size of the Company and the nature of its assets. According to the informations and explanations given to us, no material discrepancies were noticed on such verification.

(c) During the year, in our opinion, a substantial part of fixed assets has not been disposed off by the Company.

(ii) (a) The inventory of the Company except for fuel, has been physically verified during the year by the management under a perpetual inventory system. Inventory of Fuel was verified during the year and/or at the end of the year. In respect of materials lying with third parties, these have substantially been physically verified or confirmed by third parties. In our opinion the frequency of verification is reasonable.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventory followed by the management were found reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) On the basis of our examination of records of inventory, in our opinion, the Company has maintained proper records of inventory and the discrepancies noticed on physical verification between the physical stocks and book records were not material in relation to the operations of the Company.

(iii) According to the information and explanations given to us, the Company has neither granted nor taken any loans secured or unsecured, to or from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956. Accordingly provisions of Clause (iii) b, (iii) c, (iii) d, (iii) f and (iii) g of the Order are not applicable.

(iv) In our opinion and according to the information and explanations given to us, having regard to the explanations that some of the items are of a special nature and their prices cannot be compared with alternative quotations, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchases of inventory, fixed assets and with regard to the sale of goods and services. Further, on the basis of our examination, and according to the information and explanations given to us, we have neither come across nor have we been informed of any instance of major weaknesses in the aforesaid internal control system.

(v) According to the information and explanations given to us, the Company has not entered into any contract or arrangement with other parties, which needs to be entered in the register maintained under Section 301 of the Companies Act, 1956.

(vi) In our opinion and according to the information and explanations given to us, the Company has not accepted deposits from the public during the year. In respect of unclaimed deposits matured in earlier years, that are outstanding during the year, the Company has complied with the provisions of Sections 58A, 58AA or any other relevant provisions of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975. According to the information and explanations given to us, no order under the aforesaid sections has been passed by the Company Law Board or National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal, on the Company.

(vii) In our opinion, the internal audit function carried out during the year by a firm of Chartered Accountants appointed by the management has been commensurate with the size of the Company and the nature of its business.

(viii) We have broadly reviewed the books of account maintained by the Company in respect of the electricity business and electronic products of the Company pursuant to the Rules made by the Central Government for the maintenance of cost

Cash Flow Statement for the year ended 31st March, 2008

				Year ended 31-03-2008 Rs. Crores		Year ended 31-03-2007 Rs. Crores
A.	**Cash Flow from Operating Activities**					
	Net Profit before Taxes and Extraordinary Items			970.12		586.01
	Adjustments for:					
	Depreciation/Amortisation		290.50		291.92	
	Interest Expenditure		167.60		182.54	
	Interest Income		(83.70)		(166.78)	
	Interest from Trade Investments		(2.26)		(1.33)	
	Interest from Other Investments		(14.91)		(14.67)	
	Dividend from Trade Investments		(8.44)		(36.92)	
	Dividend from Subsidiaries		(4.36)		(34.51)	
	Dividend from Other Investments		(10.15)		(50.47)	
	Provision for doubtful debts/advances (Net)		(5.35)		(15.66)	
	Provision for future foreseeable losses etc.		1.31		0.56	
	Provision for Warranties		0.12		0.52	
	Provision in respect of Current Assets held for disposal		13.97		Nil	
	(Profit)/Loss on sale/retirement of Assets (Net)		(6.27)		1.52	
	Loss on Settlement of SWAP		42.09		6.16	
	Profit on sale of Investments (Net)		(342.02)		(39.31)	
	Exchange Loss/(Gain) (Net)		(101.36)		5.59	
	Bad Debts		10.10		0.08	
	Miscellaneous Expenditure written off		5.01		9.82	
				(48.12)		139.06
	Operating Profit before Working Capital Changes			922.00		725.07
	Adjustments for:					
	Trade & Other Receivables		42.87		(778.06)	
	Inventories		(77.19)		45.84	
	Trade Payables and provisions for employee benefits		191.08		379.27	
				156.76		(352.95)
	Cash Generated from Operations			1,078.76		372.12
	Taxes Paid (including Fringe Benefit Tax) (Net)		47.49		49.08	
				47.49		49.08
	Net Cash from Operating Activities	A		**1,126.25**		**421.20**
B.	**Cash Flow from Investing Activities**					
	Purchase of Fixed Assets and CWIP			(1,201.29)		(782.77)
	Sale of Fixed Assets			8.65		1.41
	Purchase of Investments			(9,499.64)		(5,239.65)
	Sale of Investments			8,781.71		5,029.14
	Deposit with Bank under Escrow agreement			Nil		(391.16)
	Interest Received			128.99		167.06
	Inter-corporate deposits (Net)			(49.56)		82.80
	Loan to Tata Power (Mauritius) Ltd. (Subsidiary)			(732.95)		Nil
	Dividend from Trade Investments			8.44		36.92
	Dividend from Subsidiaries			4.36		34.51
	Dividend from Other Investments			10.15		50.47
	Sale proceeds on sale of Power Systems Division			Nil		80.21
	Net Cash used in/from Investing Activities	B		**(2,541.14)**		**(931.06)**
C.	**Cash Flow from Financing Activities**					
	Increase in Capital Contributions			3.92		0.35
	Issue of shares/share warrants (including premium)			641.84		Nil
	Proceeds from Borrowings			3,450.36		964.53
	Repayment of Borrowings			(3,229.33)		(44.82)
	Loss on settlement of Swap			(42.09)		(6.16)
	Interest Paid			(152.94)		(184.11)
	Dividend Paid			(197.29)		(167.65)
	Additional Income-tax on Dividend Paid			(33.59)		(23.62)
	Net Cash from Financing Activities	C		**440.88**		**538.52**
	Net (Decrease)/Increase in Cash and Cash Equivalents	(A+B+C)		**(974.01)**		**28.66**
	Cash and Cash Equivalents as at 1st April, 2007 (Opening Balance)			**1,002.71**		**974.05**
	Cash and Cash Equivalents as at 31st March, 2008 (Closing Balance)			**28.70**		**1,002.71**

Annexure to the Auditors' Report

Referred to in paragraph 3 of our report of even date.

(i) (a) In respect of fixed assets, the Company has maintained proper records showing full particulars including quantitative details and situation in most cases of such assets.

(b) Physical verification of fixed assets was carried out during the year by the management, in accordance with the established system of periodical verification of fixed assets once in two/three years. In our opinion, the frequency of verification is reasonable, considering the size of the Company and the nature of its assets. According to the informations and explanations given to us, no material discrepancies were noticed on such verification.

(c) During the year, in our opinion, a substantial part of fixed assets has not been disposed off by the Company.

(ii) (a) The inventory of the Company except for fuel, has been physically verified during the year by the management under a perpetual inventory system. Inventory of Fuel was verified during the year and/or at the end of the year. In respect of materials lying with third parties, these have substantially been physically verified or confirmed by third parties. In our opinion the frequency of verification is reasonable.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventory followed by the management were found reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) On the basis of our examination of records of inventory, in our opinion, the Company has maintained proper records of inventory and the discrepancies noticed on physical verification between the physical stocks and book records were not material in relation to the operations of the Company.

(iii) According to the information and explanations given to us, the Company has neither granted nor taken any loans secured or unsecured, to or from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act ,1956. Accordingly provisions of Clause (iii) b, (iii) c, (iii) d, (iii) f and (iii) g of the Order are not applicable.

(iv) In our opinion and according to the information and explanations given to us, having regard to the explanations that some of the items are of a special nature and their prices cannot be compared with alternative quotations, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchases of inventory, fixed assets and with regard to the sale of goods and services. Further, on the basis of our examination, and according to the information and explanations given to us, we have neither come across nor have we been informed of any instance of major weaknesses in the aforesaid internal control system.

(v) According to the information and explanations given to us, the Company has not entered into any contract or arrangement with other parties, which needs to be entered in the register maintained under Section 301 of the Companies Act, 1956.

(vi) In our opinion and according to the information and explanations given to us, the Company has not accepted deposits from the public during the year. In respect of unclaimed deposits matured in earlier years, that are outstanding during the year, the Company has complied with the provisions of Sections 58A, 58AA or any other relevant provisions of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975. According to the information and explanations given to us, no order under the aforesaid sections has been passed by the Company Law Board or National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal, on the Company.

(vii) In our opinion, the internal audit function carried out during the year by a firm of Chartered Accountants appointed by the management has been commensurate with the size of the Company and the nature of its business.

(viii) We have broadly reviewed the books of account maintained by the Company in respect of the electricity business and electronic products of the Company pursuant to the Rules made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956. We are of the opinion that prima facie the prescribed accounts and records have been maintained and are being made up. We have not, however, made a detailed examination of the records with a view to determining whether they are accurate or complete.

(ix) (a) According to the information and explanations given to us and according to the books and records as produced and examined by us, in our opinion, the undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income tax, sales tax, wealth tax, service tax, customs duty, excise duty, cess and other material statutory dues applicable to the Company have generally been regularly deposited during the year with the appropriate authorities. According to the information and explanations given to us, no undisputed amounts payable in respect of income tax, wealth tax, sales tax, service tax, customs duty, excise duty and cess were in arrears, as at 31st March, 2008 for a period of more than six months from the date they became payable.

(b) As at 31st March, 2008 according to the records of the Company and the information and explanations given to us, the following are the particulars of disputed dues on account of income tax, sales tax, wealth tax, service tax, customs duty, excise duty and cess matters that have not been deposited:

Name of the statute	Nature of the dues	Amount (Rs. in Crores)	Period to which the amount relates	Forum where pending
Customs Laws	Customs Duty	4.88	1993-1994 to 2003-2004	Appellate Authority - upto Commissioner level
Central Excise Laws	Excise Duty	13.78	1992-1993 to 2001-2003	Appellate Authority - upto Tribunal Level
Sales Tax Laws	Sales Tax	0.31	2001-2002	Appellate Authority - Deputy Commissioner level
Cess Laws	Cess	7.78	1992-2003	Appellate Authority of The Water (Prevention and Control of Pollution) Cess Act, 1977

(x) The Company does not have accumulated losses as at 31st March, 2008 and has not incurred cash losses during the financial year ended on that date or in the immediately preceding financial year.

(xi) In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to any financial institution, bank or to debenture holders during the year.

(xii) According to the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) The provisions of any special statute as specified under Clause (xiii) of the Order are not applicable to the Company.

(xiv) In our opinion and according to the information and explanations given to us, the Company is not a dealer or trader in securities.

(xv) In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by others from banks or financial institutions are not prejudicial to the interest of the Company.

(xvi) In our opinion and according to the information and explanations given to us, the term loans taken by the Company have been applied for the purposes for which they were obtained and to the extent that these have not been utilized, term loans of Rs. 227.67 crores, as explained, are invested in working capital and short term investments.

(xvii) Based on the information and explanations given to us and on an overall examination of the Balance Sheet of the Company, in our opinion, there are no funds raised on short term basis which have been used for long term investment.

(xviii) The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Companies Act, 1956 during the year.

(xix) In our opinion and according to the information and explanations given to us, the Company has created securities/charges in respect of the debentures issued.

(xx) The Company has not raised any money by public issue during the year.

(xxi) According to the information and explanations given to us, during the year, no fraud on or by the Company has been noticed or reported.

For Deloitte Haskins & Sells
Chartered Accountants

UDAYAN SEN
Partner
Membership Number: 31220
Mumbai, 23rd June, 2008

Balance Sheet as at 31st March, 2008

		Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	As at 31-03-2007 Rupees Crores
FUNDS EMPLOYED:						
1.	a. SHARE CAPITAL	"A"	70	220.72		197.92
	b. SHARE WARRANTS (See Note 3)			60.99		Nil
					281.71	197.92
2.	RESERVES AND SURPLUS	"B"	71		7,237.51	5,259.42
3.	SPECIAL APPROPRIATION TOWARDS PROJECT COST				533.61	533.61
4.	CAPITAL CONTRIBUTIONS FROM CONSUMERS				46.08	42.16
5.	SECURED LOANS	"C"	72		2,331.09	1,354.30
6.	UNSECURED LOANS	"D"	73		706.18	2,279.06
7.	DEFERRED TAX LIABILITY (NET)				18.94	5.70
8.	TOTAL FUNDS EMPLOYED				**11,155.12**	**9,672.17**
APPLICATION OF FUNDS:						
9.	FIXED ASSETS	"E"	73			
a.	Gross Block			6,481.99		6,229.71
	Less: Depreciation to date			3,476.50		3,199.40
					3,005.49	3,030.31
b.	Capital Work-in-Progress (including advances against capital expenditure Rs. 271.04 crores - *Previous Year Rs. 195.77 crores*)				1,681.74	781.05
c.	Increase in foreign currency liabilities (Net) for purchase of capital assets			645.32		645.32
	Less: Amount written off to date			645.32		645.32
					Nil	Nil
					4,687.23	3,811.36
10.	INVESTMENTS	"F"	74		4,430.00	3,570.15
11.	CURRENT ASSETS, LOANS AND ADVANCES	"G"	76			
	a. Inventories...			473.61		396.42
	b. Sundry Debtors....			1,414.52		1,476.63
	c. Cash and Bank balances			28.70		1,367.72
	d. Other Current Assets			59.36		29.03
	e. Loans and Advances			1,899.32		772.53
				3,875.51		4,042.33
	Less:					
12.	CURRENT LIABILITIES AND PROVISIONS	"H"	77			
	a. Current Liabilities			1,253.87		1,126.26
	b. Provisions			585.44		631.58
				1,839.31		1,757.84
13.	NET CURRENT ASSETS				2,036.20	2,284.49
14.	MISCELLANEOUS EXPENDITURE (to the extent not written off)	"I"	77		1.69	6.17
15.	TOTAL APPLICATION OF FUNDS				**11,155.12**	**9,672.17**
16.	NOTES FORMING PART OF THE ACCOUNTS	"J"	82			

As per our report attached.
For DELOITTE HASKINS & SELLS
Chartered Accountants

UDAYAN SEN
Partner

Mumbai, 23rd June, 2008.

For and on behalf of the Board,
R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Mumbai, 23rd June, 2008.

Profit and Loss Account for the year ended 31st March, 2008

	Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
INCOME:					
1. REVENUE	"1"	78		5,915.91	4,715.32
2. OTHER INCOME	"1"	78		465.84	343.99
3. TOTAL INCOME				6,381.75	5,059.31
EXPENDITURE:					
4. COST OF POWER PURCHASED			553.05		666.44
Less: Cash Discount			4.18		1.86
				548.87	664.58
5. COST OF FUEL				3,714.99	2,708.91
6. GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES	"2"	79		715.41	618.39
7. DEPRECIATION/AMORTISATION				290.50	291.92
8. INTEREST AND FINANCE CHARGES	"3"	80		141.86	189.50
9. TOTAL EXPENDITURE				5,411.63	4,473.30
PROFIT BEFORE TAXES AND STATUTORY APPROPRIATIONS				970.12	586.01
10. PROVISION FOR TAXATION					
a. CURRENT TAX			122.96		50.72
MAT Credit Utilised			(11.33)		Nil
			111.63		50.72
b. DEFERRED TAX			14.75		14.83
c. FRINGE BENEFIT TAX (NET)			5.09		3.88
				131.47	69.43
11. PROVISION FOR TAXATION IN RESPECT OF EARLIER YEARS					
a. CURRENT TAX			(30.62)		(187.84)
b. DEFERRED TAX			(1.51)		7.02
				(32.13)	(180.82)
12. PROVISION FOR WEALTH TAX (NET)				0.88	0.60
PROFIT AFTER TAXES AND BEFORE STATUTORY APPROPRIATIONS				869.90	696.80
13. STATUTORY APPROPRIATIONS	"4"	80		58.59	22.83
DISTRIBUTABLE PROFITS				811.31	673.97
APPROPRIATIONS:					
14. PROPOSED DIVIDEND				231.98	188.22
15. DIVIDEND *(See Note 3)*				9.40	Nil
16. ADDITIONAL INCOME-TAX ON DIVIDEND *(See Note 3)*				26.95	31.99
17. TRANSFER TO DEBENTURE REDEMPTION RESERVE				51.42	6.25
18. TRANSFER TO GENERAL RESERVE				350.00	150.00
				669.75	376.46
BALANCE CARRIED TO BALANCE SHEET				141.56	297.51
19. EARNINGS PER SHARE (in Rs.) (on distributable profits on shares outstanding) (Face Value Rs. 10) *(See Note 27)*					
BASIC EARNINGS PER SHARE				38.64	34.02
DILUTED EARNINGS PER SHARE				38.03	32.09
20. NOTES FORMING PART OF THE ACCOUNTS...	"J"	82			

As per our report attached to the Balance Sheet.
For DELOITTE HASKINS & SELLS
Chartered Accountants

UDAYAN SEN
Partner

Mumbai, 23rd June, 2008.

For and on behalf of the Board,
R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Mumbai, 23rd June, 2008.

Cash Flow Statement for the year ended 31st March, 2008

				Year ended 31-03-2008 Rs. Crores		***Year ended 31-03-2007 Rs. Crores***
A.	**Cash Flow from Operating Activities**					
	Net Profit before Taxes and Extraordinary Items			970.12		*586.01*
	Adjustments for:					
	Depreciation/Amortisation		290.50		*291.92*	
	Interest Expenditure		167.60		*182.54*	
	Interest Income		(83.70)		*(166.78)*	
	Interest from Trade Investments		(2.26)		*(1.33)*	
	Interest from Other Investments		(14.91)		*(14.67)*	
	Dividend from Trade Investments		(8.44)		*(36.92)*	
	Dividend from Subsidiaries		(4.36)		*(34.51)*	
	Dividend from Other Investments		(10.15)		*(50.47)*	
	Provision for doubtful debts/advances (Net)		(5.35)		*(15.66)*	
	Provision for future foreseeable losses etc.		1.31		*0.56*	
	Provision for Warranties		0.12		*0.52*	
	Provision in respect of Current Assets held for disposal		13.97		*Nil*	
	(Profit)/Loss on sale/retirement of Assets (Net)		(6.27)		*1.52*	
	Loss on Settlement of SWAP		42.09		*6.16*	
	Profit on sale of Investments (Net)		(342.02)		*(39.31)*	
	Exchange Loss/(Gain) (Net)		(101.36)		*5.59*	
	Bad Debts		10.10		*0.08*	
	Miscellaneous Expenditure written off		5.01		*9.82*	
				(48.12)		*139.06*
	Operating Profit before Working Capital Changes			922.00		*725.07*
	Adjustments for:					
	Trade & Other Receivables		42.87		*(778.06)*	
	Inventories		(77.19)		*45.84*	
	Trade Payables and provisions for employee benefits		191.08		*379.27*	
				156.76		*(352.95)*
	Cash Generated from Operations			1,078.76		*372.12*
	Taxes Paid (including Fringe Benefit Tax) (Net)		47.49		*49.08*	
				47.49		*49.08*
	Net Cash from Operating Activities	**A**		**1,126.25**		***421.20***
B.	**Cash Flow from Investing Activities**					
	Purchase of Fixed Assets and CWIP			(1,201.29)		*(782.77)*
	Sale of Fixed Assets			8.65		*1.41*
	Purchase of Investments			(9,499.64)		*(5,239.65)*
	Sale of Investments			8,781.71		*5,029.14*
	Deposit with Bank under Escrow agreement			Nil		*(391.16)*
	Interest Received			128.99		*167.06*
	Inter-corporate deposits (Net)			(49.56)		*82.80*
	Loan to Tata Power (Mauritius) Ltd. (Subsidiary)			(732.95)		*Nil*
	Dividend from Trade Investments			8.44		*36.92*
	Dividend from Subsidiaries			4.36		*34.51*
	Dividend from Other Investments			10.15		*50.47*
	Sale proceeds on sale of Power Systems Division			Nil		*80.21*
	Net Cash used in/from Investing Activities	**B**		**(2,541.14)**		***(931.06)***
C.	**Cash Flow from Financing Activities**					
	Increase in Capital Contributions			3.92		*0.35*
	Issue of shares/share warrants (including premium)			641.84		*Nil*
	Proceeds from Borrowings			3,450.36		*964.53*
	Repayment of Borrowings			(3,229.33)		*(44.82)*
	Loss on settlement of Swap			(42.09)		*(6.16)*
	Interest Paid			(152.94)		*(184.11)*
	Dividend Paid			(197.29)		*(167.65)*
	Additional Income-tax on Dividend Paid			(33.59)		*(23.62)*
	Net Cash from Financing Activities	**C**		**440.88**		***538.52***
	Net (Decrease)/Increase in Cash and Cash Equivalents	**(A+B+C)**		**(974.01)**		***28.66***
	Cash and Cash Equivalents as at 1st April, 2007 (Opening Balance)			**1,002.71**		***974.05***
	Cash and Cash Equivalents as at 31st March, 2008 (Closing Balance)			**28.70**		***1,002.71***

Cash Flow Statement for the year ended 31st March, 2008 (Contd.)

Notes:

1. Interest paid is exclusive of and purchase of Fixed Assets is inclusive of interest capitalised Rs. 57.16 crores *(Previous Year - Rs. 16.54 crores)*.
2. Cash and cash Equivalents include:

		As at 31-03-2008 Rs. Crores	*As at 31-03-2007 Rs. Crores*
(i)	Cash and Cheques on Hand (includes cheques on hand Rs. 5.18 crores *Previous Year - Rs. 27.40 crores*)	5.35	*27.62*
(ii)	Current Accounts with Scheduled Banks	23.35	*33.18*
(iii)	Term Deposits with Scheduled Banks	Nil	*895.49@*
(iv)	Term Deposits with Standard Chartered Bank, London - Non-Scheduled Bank	*!	*!
(v)	Margin money deposit with a Scheduled Bank (against a Bank Guarantee)	Nil	*31.53*
		28.70	*987.82*
Add:	Unrealised Exchange Loss/(Gain) included in Cash and Cash Equivalents	Nil	*14.89*
		28.70	*1,002.71*

@ Includes Rs. 504.89 crores in foreign currency.

! In foreign currency

Cash and Cash Equivalents exclude Rs. Nil *(Previous Year-Rs. 379.90 crores)* being Deposit under Escrow agreement with Credit Suisse - Singapore - Non-Scheduled Bank, reflected as an investing activity in the above statement of cash flows.

3. Purchase of Investments include purchase of shares in Subsidiaries:
   (a) Industrial Energy Ltd. Rs. 73.99 crores *(Previous Year - Rs. 0.01 crore)*.
   (b) Coastal Gujarat Power Ltd. Rs. 400.00 crores *(Previous Year - Rs. Nil)*.
   (c) Maithon Power Ltd. Rs. 162.80 crores *(Previous Year - Rs. 3.33 crores)*.
   (d) Chemical Terminal Trombay Ltd. Rs. Nil *(Previous Year - Rs. 16.49 crores)*.
   (e) Tata Power International Holdings Ltd. Rs. 0.03 crore *(Previous Year - Rs. Nil)*.
   (f) Tata Power (Mauritius) Ltd. Rs. 4.10 crores *(Previous Year - Rs. Nil)*.
   (g) Tata Power (Cyprus) Ltd. Rs. 4.08 crores *(Previous Year - Rs. Nil)*.
   (h) Veltina Holdings Ltd. Rs. 0.01 crore *(Previous Year - Rs. Nil)*.
   (i) Powerlinks Transmission Ltd. Rs. Nil *(Previous Year - Rs. 24.48 crores)*.
   (j) North Delhi Power Ltd. Rs. 20.61 crores *(Previous Year - Rs. Nil)* [a joint venture prior to this acquisition].
   (k) Trust Energy Resources Pte. Ltd. Rs. 4.04 crores *(Previous Year - Rs. Nil)*.
   (l) Tubed Coal Mines Ltd. Rs. 0.78 crore *(Previous Year - Rs. Nil)*.
4. Purchase of Investments include purchase of shares in Associates:
   (a) Tata Projects Ltd. Rs. Nil *(Previous Year - Rs. 17.55 crores)*.
   (b) Tata BP Solar India Ltd. Rs. 86.94 crores *(Previous Year - Rs. Nil)*.
   (c) Preference Shares of Tata BP Solar India Ltd. Rs. Nil *(Previous Year - Rs. 22.05 crores)*.
5. Purchase of Investments include purchase of debentures in Associates:
   (a) Tata Projects Ltd. Rs. Nil *(Previous Year - Rs. 95.07 crores)*.
   Subsequently, debentures to the extent of Rs. Nil *(Previous Year-Rs. 66.94 crores)* were converted into equity shares. This being a non-cash transaction, is not reflected in the above statement of cash flows.
   (b) Panatone Finvest Ltd. Rs. 100.00 crores *(Previous Year - Rs. Nil)*.
6. Purchase of Investments includes advance of :
   (a) Costal Gujarat Power Ltd. Rs. 200.05 crores *(Previous Year - Rs. Nil)* being advance towards equity.
   (b) Tubed Coal Mines Ltd. Rs. 0.04 crore *(Previous Year - Rs. Nil)* being advance towards equity.
7. Cash Flow from Financing Activities excludes non-cash transaction of conversion of FCCB to equity shares (Refer Note 4 to the Notes forming part of the Accounts).
8. Previous year's figures have been restated, wherever necessary, to conform to this year's classification.

As per our report attached
For DELOITTE HASKINS & SELLS
Chartered Accountants

UDAYAN SEN
Partner

Mumbai, 23rd June, 2008.

For and on behalf of the Board,

R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Mumbai, 23rd June, 2008.

Schedule forming part of the Balance Sheet

SCHEDULE "A" : SHARE CAPITAL

		Rupees Crores	Rupees Crores	As at 31-03-2007 Rupees Crores
AUTHORISED CAPITAL –				
2,29,00,000	Cumulative Redeemable Preference Shares of Rs. 100 each	229.00		229.00
30,00,00,000	Equity Shares of Rs. 10 each	300.00		300.00
			529.00	529.00
ISSUED CAPITAL –				
22,63,40,010	Equity Shares of Rs.10 each (*31st March, 2007 - 20,35,37,712 shares*) [including 2,30,308 shares (*31st March, 2007 - 2,30,308 shares*) not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order, 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay]		223.72	203.54
SUBSCRIBED CAPITAL –				
22,07,00,162	Equity Shares of Rs.10 each (*31st March, 2007 - 19,78,97,864 shares*) (excluding 2,30,308 shares not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay)	220.70		197.90
	Less - Calls in arrears [including Rs.0.01 crore (*31st March, 2007 - Rs.0.01 crore*) in respect of the erstwhile The Andhra Valley Power Supply Company Limited and the erstwhile The Tata Hydro-Electric Power Supply Company Limited]	0.04		0.04
		220.66		197.86
1,65,230	*Add:* Equity Shares forfeited - Amount paid -	0.06		0.06
			220.72	**197.92**

Of the above Equity Shares:

(i) 1,67,500 shares are allotted at par as fully paid pursuant to contracts without payment being received in cash.

(ii) 11,33,790 shares issued as Bonus Shares by capitalisation of General Reserve.

(iii) 49,63,500 shares issued on exercise of the options by the financial institutions for the conversion of part of their loans/subscription to debentures.

(iv) 56,81,818 shares are allotted at premium as fully paid pursuant to contracts without payment being received in cash.

(v) 5,20,84,832 shares (excluding 47,560 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Andhra Valley Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

(vi) 3,50,97,824 shares (excluding 45,168 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Tata Hydro-Electric Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

Schedule forming part of the Balance Sheet

SCHEDULE "B": RESERVES & SURPLUS

	Opening Balance Rupees Crores	Additions Rupees Crores	Deductions Rupees Crores	Closing Balance Rupees Crores
STATUTORY RESERVES:				
[Under the repealed Electricity (Supply) Act,1948 and Tariff Regulations]				
TARIFFS AND DIVIDENDS CONTROL RESERVE	47.32	—	—	47.32
	47.32	—	—	*47.32*
SPECIAL RESERVE	20.60	75.00 [a]	20.60	75.00
	—	*20.60 [a]*	—	*20.60*
CONTINGENCIES RESERVE NO. 1 [*See Note 6*]	192.46	4.19 [a]	—	196.65
	190.23	*2.23 [a]*	—	*192.46*
CONTINGENCIES RESERVE NO. 2 [*See Note 6*]	13.38	—	—	13.38
	13.38	—	—	*13.38*
DEVELOPMENT RESERVE	5.29	—	—	5.29
	5.29	—	—	*5.29*
DEFERRED TAXATION LIABILITY FUND	395.85	—	—	395.85
	395.85	—	—	*395.85*
INVESTMENT ALLOWANCE RESERVE	121.18	—	—	121.18
	121.18	—	—	*121.18*
DEBT REDEMPTION RESERVE	51.94	—	—	51.94
	51.94	—	—	*51.94*
DEBENTURE REDEMPTION RESERVE	56.63	—	—	56.63
	56.63	—	—	*56.63*
OTHER RESERVES:				
CAPITAL RESERVE	0.67	—	—	0.67
	0.67	—	—	*0.67*
CAPITAL REDEMPTION RESERVE	1.60	—	—	1.60
	1.60	—	—	*1.60*
SECURITIES PREMIUM (*See Notes 3 & 4*)	723.33	1,375.99 [b]		2,099.32
Less: Adjustment of Global Depository Shares Issue Expenses (*Schedule "I"*)	3.72		0.53 [c]	3.19 [c]
	719.61	1,375.99	(0.53)	2,096.13
	719.08	—	*(0.53) [c]*	*719.61 [c]*
DEBENTURE REDEMPTION RESERVE	79.06	51.42[a]	—	130.48
	72.81	*6.25 [a]*	—	*79.06*
GENERAL RESERVE	1,590.17	350.00 [d]	—	1,940.17
	1,440.17	*150.00 [d]*	—	*1,590.17*
PROFIT AND LOSS ACCOUNT	1,963.66	141.56 [d]	—	2,105.22
	1,666.15	*297.51 [d]*	—	*1,963.66*
Total Reserves and Surplus - 2007-08	**5,259.42**	**1,998.16**	**20.07**	**7,237.51**
- 2006-07	*4,782.30*	*476.59*	*(0.53)*	*5,259.42*

[a] Amount set aside during the year.

[b] Includes Securities Premium received and reversal of provision for premium payable on FCCB's during the year.

[c] Adjustment of Global Depository Share issue expenses after charging Rs. 0.53 crore to the Profit and Loss Account for the year.

[d] Transfer from Profit and Loss Account.

Previous year's figures are in italics.

Schedule forming part of the Balance Sheet

SCHEDULE "F" : INVESTMENTS

	Quantity						
	Opening Balance	Additions	Deductions/ Cancellations	Closing Balance	Face Value Rupees Crores	Cost Rupees Crores	*Cost as at 31-03-2007 Rupees Crores*
1. CONTINGENCIES RESERVE INVESTMENTS -							
A. Government of India Securities - (Unquoted)							
6.85% GOI (2012)	9,08,700	-	-	9,08,700	9.09	9.00	*9.00*
7.59% GOI (2016)	19,000	-	-	19,000	0.19	0.19	*0.19*
7.49% GOI (2017)	-	7,36,000 !	-	7,36,000	7.36	7.20	*Nil*
						16.39	*9.19*
B. Other Securities - (Quoted)							
6.75% Unit Trust of India - Tax free US 64 Bonds 2008	87,56,054	-	-	87,56,054	87.56	126.94	*126.94*
C. Other Securities - (Unquoted)							
5.50% NABARD Capital Gain Bonds (2009)	15,500	-	-	15,500	15.50	15.50	*15.50*
5.50% NABARD Capital Gain Bonds (2011)	19,980	-	-	19,980	19.98	19.94	*19.94*
8.00% EXIM Bank Bonds (2009)	320	-	-	320	32.00	32.00	*32.00*
						67.44	*67.44*
						210.77	*203.57*
2. DEFERRED TAXATION LIABILITY FUND INVESTMENTS -							
A. Government of India Securities - (Unquoted)							
6.85% GOI (2012)	40,91,300	-	-	40,91,300	40.91	40.53	*40.53*
B. Other Securities - (Quoted)							
6.75% Unit Trust of India - Tax free US 64 Bonds 2008	1,75,99,774	-	-	1,75,99,774	176.00	292.09	*292.09*
C. Other Securities - (Unquoted)							
5.50% NABARD Capital Gain Bonds (2011)	15,000	-	-	15,000	15.00	15.00	*15.00*
9.40% IDBI Flexibonds (2010)	20,000	-	-	20,000	10.00	9.97	*9.97*
7.85% EXIM Bonds F6 Series (2012)	40	-	-	40	40.00	39.84	*39.84*
						64.81	*64.81*
						397.43	*397.43*
3. TRADE INVESTMENTS -							
A. Ordinary Shares - (Quoted) fully paid up							
Tata Teleservices (Maharashtra) Ltd.	19,22,63,174	-	5,50,00,000 !!	13,72,63,174	137.26	119.67	*167.62*
Tata Communications Ltd. (Formerly VSNL Ltd.).	25,75,837	-	-	25,75,837	2.58	121.84	*121.84*
PTC India Ltd.	1,57,05,300	-	1,57,05,300 !!	-	-	Nil	*17.63*
						241.51	*307.09*
B. Ordinary Shares - (Unquoted) fully paid up							
Tata Services Ltd.	1,112	-	-	1,112	0.11	0.11	*0.11*
The Associated Building Co. Ltd.	1,400	-	-	1,400	0.13	0.13**	*0.13***
Yashmun Engineers Ltd.	9,600	-	-	9,600	0.10	0.01	*0.01*
Tata Projects Ltd.	1,61,250	-	-	1,61,250	1.61	85.01	*85.01*
Tata Teleservices Ltd	68,40,00,000	2,73,60,000 !	-	71,13,60,000	711.36	796.58	*726.00*
Panatone Finvest Ltd.	50,00,00,000	-	-	50,00,00,000	500.00	500.00	*500.00*
North Delhi Power Ltd.	18,03,20,000	-	18,03,20,000 @	-	-	Nil	*180.32*
Indian Energy Exchange Ltd.	-	12,50,000 !	-	12,50,000	1.25	1.25	*Nil*
Tubed Coal Mines Ltd.	-	7,80,000 !	-	7,80,000	0.78	0.78	*Nil*
						1,383.87	*1,491.58*
C. Debentures - (Unquoted) fully paid up							
Tata Projects Ltd.	93,750	-	-	93,750	28.13	28.13	*28.13*
Panatone Finvest Ltd.	-	100 !	-	100	100.00	100.00	*Nil*
						128.13	*28.13*
						1,753.51	*1,826.80*
4. INVESTMENTS IN SUBSIDIARY COMPANIES-							
A. Ordinary Shares - (Quoted) fully paid up							
NELCO Ltd.	1,10,99,630	-	-	1,10,99,630	11.10	11.07	*11.07*
B. Ordinary Shares - (Unquoted) fully paid up							
Chemical Terminal Trombay Ltd.	2,11,200	-	-	2,11,200	2.11	42.88	*42.88*
Af-Taab Investment Co. Ltd	13,39,200	-	-	13,39,200	13.39	85.72	*85.72*
Powerlinks Transmission Ltd.	23,86,80,000	-	-	23,86,80,000	238.68	238.68	*238.68*
Tata Power Trading Co. Ltd.	20,00,000	-	-	20,00,000	2.00	2.00	*2.00*
Maithon Power Ltd.	73,39,120	16,28,00,000 !	-	17,01,39,120	170.14	170.37	*7.57*
Industrial Energy Ltd.	7,400	7,39,92,600 !	-	7,40,00,000	74.00	74.00	*0.01*
Coastal Gujarat Power Ltd.	-	40,00,00,000 !	-	40,00,00,000	400.00	400.00	*Nil*
Tata Power International Holdings Ltd.	-	7,350 !	-	7,350	USD 7,350	0.03	*Nil*
Tata Power (Mauritius) Ltd.	-	10,00,000 !	-	10,00,000	USD 10,00,000	4.10	*Nil*
Tata Power (Cyprus) Ltd.	-	7,46,250 !	-	7,46,250	Euro 7,46,250	4.08	*Nil*
Veltina Holdings Ltd.	-	2,000 !	-	2,000	Euro 2,000	0.01	*Nil*
Trust Energy Resources Pte. Ltd.	-	10,00,000 !	-	10,00,000	4.04	4.04	*Nil*
North Delhi Power Ltd. (includes 73,60,000 shares acquired during the year)	-	18,76,80,000 !$	-	18,76,80,000	187.68	200.93	*Nil*
						1,226.84	*376.86*
C. Preference Shares - (Unquoted) fully paid up							
Tata Power Trading Co. Ltd.	1,80,00,000	-	-	1,80,00,000	18.00	18.00	*18.00*
						1,255.91	*405.93*
5. OTHER INVESTMENTS-							
A. Ordinary Shares - (Quoted) fully paid up							
PSI Data Systems Ltd.	1,35,244	-	-	1,35,244	0.14	6.45**	*6.45***
HDFC Bank Ltd.	1,500	-	-	1,500	*	*	*
Industrial Development Bank of India	1,42,720	-	-	1,42,720	0.14	1.14	*1.14*
Voltas Ltd.	2,33,420	-	-	2,33,420	0.02	0.25	*0.25*
Tata Consultancy Services Ltd.	226	-	-	226	*	*	*
						7.84	*7.84*
B. Ordinary Shares - (Unquoted) fully paid up							
Tata Industries Ltd.	35,51,903	-	-	35,51,903	35.52	40.09	*40.09*
Rujuvalika Investments Ltd.	1,83,334	-	-	1,83,334	0.18	0.30	*0.30*
Tata BP Solar India Ltd.	17,82,000	15,39,000 !	-	33,21,000	33.21	111.43	*24.49*
Tata Ceramics Ltd.	91,10,000	-	-	91,10,000	1.82	9.11**	*9.11***
Tata Sons Ltd.	5,673	1,000 !	-	6,673	0.67	241.95	*136.69*
India Natural Gas Co. Pvt. Ltd	1,00,000	-	-	1,00,000	1.00	1.00**	*1.00***
Haldia Petrochemicals Ltd.	2,24,99,999	-	-	2,24,99,999	22.50	22.50	*22.50*
						426.38	*234.18*
Carried over...						4,051.84	*3,075.75*

Schedule forming part of the Balance Sheet

SCHEDULE "F" : INVESTMENTS *(Contd.)*

		Quantity						
		Opening Balance	Additions	Deductions/ Cancellations	Closing Balance	Face Value Rupees Crores	Cost Rupees Crores	*Cost as at 31-03-2007 Rupees Crores*
	Brought forward...						4,051.84	*3,075.75*
C.	Preference Shares - (Unquoted) fully paid up							
	Rallis India Ltd.	50,00,000	-	-	50,00,000	5.00	5.00	*5.00*
	Tata BP Solar India Ltd.	22,05,000	-	-	22,05,000	22.05	22.05	*22.05*
							27.05	*27.05*
D.	Other Securities - (Quoted) 6.75% Unit Trust of India -							
	Tax free US 64 Bonds 2008	31,12,268	-	-	31,12,268	31.12	38.39**	*38.39***
E.	Other Securities - (Unquoted)							
	5.50% NABARD Capital Gain Bonds (2011)	1,31,330	-	-	1,31,330	131.33	131.09	*131.09*
	5.20% NABARD Capital Gain Bonds (2011)	1,24,540	-	-	1,24,540	124.54	124.37	*124.37*
	5.50% Rural Electrification Corporation Bonds (2011)	21,990	-	-	21,990	21.99	21.95	*21.95*
	J M Equity Fund - Units	5,00,000	-	-	5,00,000	0.50	0.50	*0.50*
	Taurus Mutual Fund - Bonanza Exclusive Growth.	6,66,667	-	-	6,66,667	0.67	0.50	0.50
	Templeton India Growth Fund	2,50,000	-	-	2,50,000	0.25	0.25	*0.25*
	UTI Balanced Fund	95,587	-	-	95,587	0.10	0.11	*0.11*
#	Birla Cash Plus Institutional Premium Plan - Growth	5,24,41,569	111,81,71,388 !	114,84,97,826 !!	2,21,15,131	22.12	28.52	*58.13*
#	HSBC Cash Fund - Dividend	4,16,47,838	42,243 !	4,16,90,081 !!	-	-	Nil	*41.67*
#	UTI Liquid Cash Plan Institutional - Daily Income	1,82,534	29,539 !	2,12,073 !!	-	-	Nil	*18.61*
#	Prudential ICICI Fixed Maturity Plan Series 34	2,58,46,997	1,02,613 !	2,59,49,610 !!	-	-	Nil	*25.85*
#	Tata Liquid Super High Investment Fund - Growth	2,17,293	78,69,026 !	80,86,319 !!	-	-	Nil	*30.00*
#	ING Liquid Fund Super Institutional - Growth	-	57,30,96,420 !	54,86,39,042 !!	2,44,57,378	24.46	29.50	*Nil*
							336.79	*453.03*
							836.45	*760.49*
							4,454.07	***3,594.22***
**	Provision for diminution in value of Investments other than temporary						(24.07)	*(24.07)*
							4,430.00	***3,570.15***

Notes:

		As at 31-3-2008 Rupees Crores	*As at 31-3-2007 Rupees Crores*
(1)	Aggregate of Quoted Investments -		
	Cost	717.84	*783.42*
	Market Value	910.02	*995.10*
(2)	Aggregate of Unquoted Investments -		
	Cost	3,736.23	*2,810.80*

(3) During the year, the Company acquired and sold the following Investments:

	No. of units	Purchase Cost Rupees Crores
HSBC Institutional Plus	15,86,57,724	188.65
LICMF Liquid Fund - Growth	31,85,61,514	453.18
Principle Liquid Fund - Growth	16,73,62,478	200.00
HDFC Cash Management Plan -Growth	44,83,71,768	721.08
Kotak Liquid Fund	17,73,44,792	275.05
Birla Cash Plus Plan	5,08,02,336	61.85
ICICI Prudential FMP Series 34	88,77,38,187	1,018.37
Prudential ICICI Prudential FMP - Growth	12,99,22,057	244.50
Prudential Liquid Plan - Growth	46,55,120	8.60
Prudential ICICI Prudential FMP - Dividend	4,25,58,137	50.44
UTI Liquid Cash Plan Institutional - Growth	1,08,90,650	1,393.28
SBI Premier Liquid Fund - Institutional - Growth	30,45,34,857	378.65
SBI Dividend Plan	5,69,03,050	57.09
SBI Premier - Growth	2,00,21,784	25.00

\# Current Investments - all other investments are long term investments.
! Acquired during the year.
!! Sold/redeemed during the year.
@ Consequent to becoming a subsidiary.

Schedule forming part of the Balance Sheet

SCHEDULE "G" : CURRENT ASSETS, LOANS AND ADVANCES

	Rupees Crores	Rupees Crores	As at 31-03-2007 Rupees Crores
CURRENT ASSETS -			
(a) Inventories -			
(i) Stores and Spare Parts at or below cost	361.77		296.57
(ii) Loose Tools at or below cost	0.21		0.19
(iii) Stores, Tools and Equipment in transit at cost	111.56		98.85
(iv) Work-in-progress	0.07		0.81
		473.61	396.42
(b) Sundry Debtors -			
(i) Debts outstanding for more than six months	465.43		753.49
(ii) Tariff Adjustment Account	152.00		Nil
(iii) Other debts	815.54		740.89
	1,432.97#		1,494.38 #
Less: Provision for Doubtful Debts	18.45		17.75
		1,414.52	1,476.63
Notes -			
Sundry Debtors fully secured	12.93		12.93
Sundry Debtors unsecured and considered good	1,401.59		1,463.70
Sundry Debtors considered doubtful	18.45		17.75
	1,432.97		1,494.38
# Includes Rs. 28.00 crores (*31st March, 2007 - Rs. 16.59 crores*), which, in accordance with the terms of the contracts were not due for payments as at 31st March, 2008.			
(c) Cash and Bank Balances -			
(i) Cash and Cheques on Hand (includes cheques on hand Rs. 5.18 crores - *31st March, 2007 - Rs. 27.40 crores*)	5.35		27.62
(ii) Current Accounts with Scheduled Banks	23.35		33.18
(iii) Term Deposits with Scheduled Banks	Nil		895.49 @
(iv) Term Deposits with Standard Chartered Bank, London - Non-Scheduled Bank	* !		* !
(v) Deposit under Escrow agreement with Credit Suisse - Singapore - Non-Scheduled Bank (maximum amount outstanding during the year Rs. 379.90 crores - *31st March, 20007 Rs. 391.16 crores*)	Nil		379.90 !
(vi) Margin money deposit with a Scheduled Bank (against a Bank Guarantee)	Nil		31.53
		28.70	1,367.72
@ Includes Rs. 504.89 crores in foreign currency.			
! In foreign currency			
(d) Other Current Assets -			
Assets held for disposal	30.00		Nil
Interest accrued on Investments	29.36		29.03
		59.36	29.03
		1,976.19	**3,269.80**
LOANS AND ADVANCES - Considered good - unless otherwise stated - (Unsecured)			
(a) Advances with public bodies (including balances with Customs and Excise Rs. 0.38 crore *31st March, 2007 - Rs. 0.07 crore*)		0.47	0.55
(b) VAT/Sales Tax receivable (Inputs) (Net)		33.84	48.72
(c) Shareholders Loan to Tata Power (Mauritius) Ltd. (a Subsidiary Company)		1,078.89	Nil
(d) Deposits with Af-Taab Investment Co. Ltd. (a Subsidiary Company) (including interest accrued Rs. Nil - *31st March, 2007 - Rs. 2.15 crores*)		Nil	57.49
(e) Deposits with NELCO Ltd. (a Subsidiary Company) (including interest accrued Rs. 0.05 crore - *31st March, 2007 - Rs. Nil*)		27.05	1.65
(f) Deposits with Industrial Energy Ltd. (a Subsidiary Company) (including interest accrued Rs. 5.02 crores - *31st March, 2007 - Rs. Nil*)		176.07	Nil
(g) Advances to Subsidiaries/Joint Venture:			
Maithon Power Ltd.	Nil		1.80
Industrial Energy Ltd. (Including interest accrued Rs. Nil - *31st March, 2007- Rs. 2.59 crores*)	4.76		94.17
Powerlinks Transmission Ltd.	0.02		Nil
Tata Power Trading Co. Ltd.	0.39		0.08
North Delhi Power Ltd. (Subsidiary with effect from 22nd January, 2008)	0.34		0.17
Tata Power (Mauritius) Ltd.	0.03		Nil
Tata Power (Cyprus) Ltd.	0.02		Nil
Trust Energy Resources Pte. Ltd.	0.73		Nil
Energy Eastern Pte. Ltd.	0.67		Nil
Coastal Gujarat Power Ltd.	0.17		Nil
		7.13	96.22
(h) Deposits with other Companies	1.27		1.27
Less: Provision for doubtful deposits	1.27		1.27
		Nil	Nil
(i) Other Deposits	274.29		266.46
Less: Provision for doubtful deposits	8.79		4.84
		265.50	261.62
(j) Other Advances (including amount due from Directors Rs. 0.19 crore - *31st March, 2007 - Rs. 0.21 crore* maximum amount due during the year Rs. 0.21 crore - *31st March, 2007 - Rs. 0.22 crore*)	278.05		149.81
Less: Provision for doubtful advances	*Nil*		10.00
		278.05	139.81
(k) Payment of Taxes (net of provisions and including Fringe Benefit Tax)		20.99	166.47
(l) MAT credit receivable		11.33	Nil
		1,899.32	**772.53**
		3,875.51	**4,042.33**

Schedules forming part of the Balance Sheet

SCHEDULE "H" : CURRENT LIABILITIES AND PROVISIONS

		Rupees Crores	Rupees Crores	As at 31-03-2007 Rupees Crores
CURRENT LIABILITIES -				
(a)	Consumers Benefit Account	46.82		46.82
(b)	Sundry Creditors - Total outstanding dues of Micro Enterprises and Small Enterprises [See Note (10)].	0.13		0.07
(c)	Sundry Creditors - Total outstanding dues of creditors other than Micro Enterprises and Small Enterprises	640.41		657.96
(d)	Tariff Adjustment Account	358.24		235.93
(e)	Advance and progress payments	42.96		38.54
(f)	Interest accrued but not due on Secured Loans	40.12		30.01
(g)	Interest accrued but not due on Unsecured Loans	2.33		7.56
(h)	Investor Education and Protection Fund shall be credited by the following amounts namely:- **			
	(i) Unpaid Dividend	7.61		7.28
	(ii) Unpaid Matured Debentures	*		*
	(iii) Interest	0.12		0.14
	(iv) Unpaid Matured Deposits	0.18		0.25
(i)	Other Liabilities	28.72		23.79
(j)	Security Deposits from Consumers	26.93		23.67
(k)	Sundry Deposits	59.30		54.24
			1,253.87	1,126.26
**	includes amounts aggregating Rs.0.58 crore - (*31st March, 2007 - Rs.0.54 crore*) outstanding for more than seven years pending legal cases.			
PROVISIONS -				
(a)	Provision for Wealth Tax	1.20		0.89
(b)	Provision for Proposed Dividend	231.98		188.22
(c)	Provision for Additional Income-tax on Dividend	25.35		31.99
(d)	Provision for Employee Benefits	168.17		130.69
(e)	Provision for Premium on redemption of Debentures	134.70		134.70
(f)	Provision for Premium on redemption of Foreign Currency Convertible Bonds	15.26		137.74
(g)	Provision for future foreseeable losses on contracts, etc	5.64		4.33
(h)	Provision for Warranties	3.14		3.02
			585.44	631.58
			1,839.31	1,757.84

SCHEDULE "I" : MISCELLANEOUS EXPENDITURE (to the extent not written off)

	Expenditure incurred	Amount Written off			
	Till 31-03-2008 Rupees Crores	Till 31-03-2007 Rupees Crores	During the year Rupees Crores	Closing Balance Rupees Crores	As at 31-03-2007 Rupees Crores
INTANGIBLE ASSETS -					
"The Bombay (Hydro-Electric) Licence, 1907"	0.13	0.13	—	Nil	Nil
"The Andhra Valley (Hydro-Electric) Licence, 1919"	0.05	0.05	—	Nil	Nil
"The Nila Mula Valley(Hydro-Electric) Licence, 1921"	0.08	0.08	—	Nil	Nil
"The Trombay Thermal Power Electric Licence, 1953"	*	*	—	*	*
OTHER EXPENDITURE -					
Expenses re: New Ordinary Shares	0.03	0.03	—	Nil	Nil
Expenses towards Rights Shares issued in 1993	3.66	2.43	0.17	1.06	1.23
Global Depository Shares (GDS) issue expenses	11.12	7.40	0.53	3.19	3.72
Discount on issue of Debentures	0.53	0.53	—	Nil	Nil
Discount on issue of Euro Notes	5.54	4.73	0.19	0.62	0.81
Merger expenses - Tata Hydro & Andhra Valley	61.93	61.93	—	Nil	Nil
Merger expenses - Jamshedpur Power Co. Ltd.	0.54	0.54	—	Nil	Nil
Preliminary Expenses	0.01	0.01	—	Nil	Nil
Voluntary Retirement Scheme Compensation	26.81	22.68	4.12	0.01	4.13
	110.43	100.54	5.01	4.88	9.89
Less: GDS issue expenses adjusted against Securities Premium				3.19	3.72
				1.69	6.17

Schedule forming part of the Profit and Loss Account

SCHEDULE "1": REVENUE AND OTHER INCOME

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1. REVENUE-			
(a) Revenue from Power Supply	5,585.10		*4,707.72*
Less: Cash Discount	(32.89)		*(26.14)*
Add/(Less): Income to be recovered/(utilised) in future tariff's determination	33.40		*(223.94)*
	5,585.61		*4,457.64*
(b) Transmission Charges	211.72		*97.86*
(c) Revenue from Contracts:			
Electronic Products	50.39		*42.79*
Less: Excise Duty	0.18		*0.12*
	50.21		*42.67*
Transmission EPC Business	13.19		*60.84*
Project Management Services	10.26		*Nil*
	73.66		*103.51*
(d) Rental of Land, Buildings, Plant and Equipment, etc	10.75		*10.19*
(e) Income In Respect of Services rendered	5.72		*9.44*
(f) Miscellaneous Revenue and Sundry Credits	16.83		*21.02*
(g) Provision for Doubtful Debts and Advances written back (Net)	5.35		*15.66*
(h) Profit on sale/retirement of Assets (Net) (including capital profit Rs. 4.33 crores - *Previous Year - Rs. Nil*)	6.27		*Nil*
		5,915.91	***4,715.32***
2. OTHER INCOME -			
(a) Interest on Government and Other Securities, Loans, Advances, Deposits etc. (including Income-tax deducted Rs. 1.48 crores - *Previous Year - Rs. 1.09 crores*)	41.31		*124.41*
(b) Interest on Contingency Reserve Investments (including Income-tax deducted Rs. 0.58 crore - *Previous Year - Rs. 0.54 crore*) #	5.43		*4.44*
(c) Interest on Deferred Tax Liability Investments (including Income-tax deducted Rs. 0.92 crore - *Previous Year - Rs. 0.92 crore*)#	7.71		*7.71*
(d) Interest from Subsidiaries (including Income-tax deducted Rs. 2.12 crores - *Previous Year - Rs. 2.31 crores*)	9.36		*10.33*
(e) Interest on US 64 Tax free Bonds from Unit Trust of India (including Rs. 5.91 crores - *Previous Year - Rs. 5.91 crores* on Contingencies Reserve Investments and Rs. 11.88 crores on Deferred Tax Liability Investments - *Previous Year - Rs. 11.88 crores*)	19.89		*19.89*
(f) Interest from Trade Investments (including Income-tax deducted Rs. 0.51 crore - *Previous Year - Rs. 0.30 crore*)	2.26		*1.33*
(g) Interest from Other Investments (including Income-tax deducted Rs. Nil - *Previous Year - Rs. 0.04 crore*)	14.91		*14.67*
(h) Dividend from Trade Investments	8.44		*36.92*
(i) Dividend from Subsidiaries	4.36		*34.51*
(j) Dividend from Other Investments	10.15		*50.47*
(k) Profit on Sale of Investments (Net) (including Rs. 314.52 crores - *Previous Year - Rs. 28.93 crores* in respect of Long Term Investments) ...	342.02		*39.31*
		465.84	***343.99***
		6,381.75	***5,059.31***

\# Excluding on US 64 Tax Free Bonds from Unit Trust of India.

Schedule forming part of the Profit and Loss Account

SCHEDULE "2" : GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES

	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
1. PAYMENTS TO AND PROVISIONS FOR EMPLOYEES -			
(a) Salaries, Wages and Bonus (excluding Rs. 0.49 crore on Repairs and Maintenance - *Previous Year - Rs. 0.21 crore*)	168.68		*139.73*
(b) Company's contribution to Provident Fund	8.52		*7.22*
(c) Retiring Gratuities	15.49		*13.66*
(d) Welfare Expenses	35.25		*18.73*
(e) Contribution to Superannuation Fund	10.82		*9.37*
(f) Leave Encashment Scheme	23.51		*10.65*
(g) Pension Scheme	2.27		*2.96*
	264.54		*202.32*
Less: Employee cost capitalised	8.24		*4.45*
Less: Employee cost recovered	6.61		*5.97*
		249.69	*191.90*
2. OPERATION EXPENSES -			
(a) Stores, Oil, etc. consumed (excluding Rs. 36.99 crores on Repairs and Maintenance - (*Previous Year - Rs. 34.34 crores*)	14.62		*10.19*
(b) Rental of Land, Buildings, Plant and Equipment, etc.	11.91		*14.18*
(c) Repairs and Maintenance -			
(i) To Buildings and Civil Works	26.92		*19.40*
(ii) To Machinery and Hydraulic Works	117.46		*97.99*
(iii) To Furniture, Vehicles, etc.	2.74		*2.59*
	147.12		*119.98*
(d) Rates and Taxes	26.07		*25.62*
(e) Insurance	15.81		*15.84*
(f) Components consumed	21.47		*17.37*
(g) Cost of materials and erection charges	17.43		*64.54*
(h) Other Operation Expenses	52.89		*33.95*
(i) Provision for future foreseeable losses on contracts	1.31		*0.56*
(j) Agency Commission	0.24		*0.83*
		308.87	*303.06*
3. TRANSMISSION CHARGES		53.69	*40.70*
4. ADMINISTRATION EXPENSES -			
(a) Rent	1.40		*0.96*
(b) Rates and Taxes	1.15		*1.14*
(c) Insurance	0.71		*0.54*
(d) Other Administration Expenses	15.81		*12.64*
(e) Directors' Fees	0.25		*0.12*
(f) Auditors' Fees (*See Note 21*)	3.44		*2.94*
(g) Government Audit Fees	0.01		*0.01*
(h) Cost of Services Procured	16.06		*17.45*
(i) Miscellaneous Expenses	36.73		*28.10*
(j) Bad Debts	10.10		*0.08*
(k) Loss on sale/retirement of Assets (Net)	Nil		*1.52*
		85.66	*65.50*
Carried Over		697.91	*601.16*

Schedules forming part of the Profit and Loss Account

SCHEDULE "2" : GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES *(CONTD.)*

		Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
	Brought Forward		697.91	*601.16*
5.	PROVISION IN RESPECT OF CURRENT ASSETS HELD FOR DISPOSAL		13.97	*Nil*
6.	DECREASE IN WORK-IN-PROGRESS -			
	Opening Balance	0.81		*9.13*
	Less: Closing Balance	0.07		*0.81*
			0.74	*8.32*
7.	AMOUNT WRITTEN OFF - MISCELLANEOUS EXPENDITURE - *(Schedule "I")*		5.01	*9.82*
8.	TRANSFER OF REVENUE EXPENSES TO CAPITAL		(2.22)	*(0.91)*
			715.41	***618.39***

SCHEDULE "3" : INTEREST AND FINANCE CHARGES

		Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
	INTEREST -			
(a)	INTEREST ON DEBENTURE LOANS	55.34		*51.54*
(b)	INTEREST ON FIXED PERIOD LOANS - EURO NOTES AND FCCB	46.17		*90.80*
(c)	INTEREST ON FIXED PERIOD LOANS - OTHERS	115.26		*49.29*
(d)	OTHER INTEREST AND COMMITMENT CHARGES	7.99		*7.45*
		224.76		*199.08*
	Less: INTEREST CAPITALISED	57.16		*16.54*
			167.60	*182.54*
	FINANCE CHARGES -			
(a)	LOSS ON EXCHANGE (NET)	(32.01)		*(2.09)*
(b)	COMMISSION AND BROKERAGE	2.05		*4.48*
(c)	OTHER FINANCE CHARGES	4.22		*4.57*
			(25.74)	*6.96*
			141.86	***189.50***

SCHEDULE "4" : STATUTORY APPROPRIATIONS

		Rupees Crores	*Previous Year Rupees Crores*
(a)	CONTINGENCIES RESERVE	4.19	*2.23*
(b)	SPECIAL RESERVE (NET)	54.40	*20.60*
		58.59	***22.83***

Schedule forming part of the Profit and Loss Account

SCHEDULE "5" : COMPUTATION OF NET PROFIT IN ACCORDANCE WITH SECTION 309(5) OF THE COMPANIES ACT, 1956 AND COMMISSION PAYABLE TO THE WHOLE-TIME AND OTHER DIRECTORS

	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
Profit before Taxes and Statutory Appropriations as per Profit and Loss Account...		970.12	586.01
Add - Managerial Remuneration	6.99		4.77
Provision for Doubtful Debts and Advances (Net)	(5.35)		(15.66)
		1.64	(10.89)
		971.76	575.12
Less - Profit on Sale of Investments (Net)	342.02		39.31
Capital Profit on Sale of Fixed Assets	4.33		Nil
		346.35	39.31
Net Profit as per Section 309(5)		625.41	535.81
Commission payable to:			
(a) Whole-time Directors (inclusive of short provision of Rs. 0.15 crore of previous year) (*Previous Year - inclusive of short provision of Rs. 0.25 crore*)		2.90	1.45
(b) Non Whole-time Directors (inclusive of short provision of Rs. 0.70 crore of previous year) (*Previous Year - inclusive of short provision of Rs. 0.66 crore*) restricted to		1.70	1.61
		4.60	3.06

Note :

The Company has been legally advised that commission payable to the non Whole-time Directors in terms of Section 309 and other applicable provisions, if any, of the Companies Act, 1956, does not require the approval of the Central Government. The Company has, therefore, not applied for such approval.

Signatures to Notes and Schedules "A" to "I" and "1" to "5"

For and on behalf of the Board,

R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Mumbai, 23rd June, 2008.

Schedule "J" - Notes forming part of the Accounts

1. Major Accounting Policies:-

(a) Fixed Assets:

All fixed assets are stated at cost less depreciation. Cost comprises the purchase price and any other applicable costs and also includes borrowing costs as estimated to be attributable to the acquisition and construction of fixed assets upto the date the asset is ready for use.

(b) Depreciation/Amortisation:

(i) Depreciation for the year in respect of assets relating to the electricity business of the Company as Licensee has been provided on straight line method in terms of the repealed Electricity (Supply) Act, 1948 on the basis of Central Government Notification No.S.O.265(E) dated 27th March, 1994, except that computers acquired on or after 1st April, 1998 are depreciated at the rate of 33.40% p.a. on the basis of approval obtained from the State Government.

(ii) Depreciation for the year in respect of assets relating to the electricity business of the Company as other than a Licensee has been provided on straight line method in terms of the repealed Electricity (Supply) Act, 1948 on the basis of Central Government Notification No.S.O.266(E) dated 29th March, 1994.

(iii) In respect of assets relating to the other business of the Company, depreciation has been provided for on written down value basis at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956, except in the case of technical know-how which is written off on a straight line basis over a period of six years.

(iv) Assets costing less than Rs. 5,000/- are written off in the year of purchase.

(v) Leasehold Land is amortised over the period of the lease.

(vi) Depreciation on additions/deletions of assets is provided on pro-rata basis.

(vii) Depreciation rates used for various classes of assets are:

Hydraulic Works	–	1.95% to 3.40%
Buildings	–	3.02% to 33.40%
Railway Sidings, Roads, Crossings, etc.	–	3.02% to 5.00%
Plant and Machinery	–	1.80% to 45.00%
Transmission Lines, Cable Network, etc.	–	3.02% to 13.91%
Furniture, Fixtures and Office Equipment	–	12.77% to 18.10%
Motor Vehicles, Launches, Barges, etc.	–	25.89% to 33.40%
Helicopters	–	33.40%.

Depreciation so provided has been determined as being not less than the depreciation which would have been recognized in the Profit and Loss Account had the rates and the manner prescribed under Schedule XIV to the Companies Act, 1956, been applied.

(c) Leases :

(i) Finance Lease:

Assets taken on finance lease are accounted for as fixed assets in accordance with Accounting Standard (AS 19) "Leases". Accordingly, the assets are accounted at fair value. Lease payments are apportioned between finance charge and reduction in outstanding liability.

(ii) Operating Lease:

Assets taken on lease under which all risks and rewards of ownership are effectively retained by the lessor are classified as operating lease. Lease payments under operating leases are recognised as expenses on straight-line basis.

(d) Investments:

Long term investments are carried at cost, less provision for diminution other than temporary, if any, in the value of such investments. Current investments are carried at lower of cost and fair value.

(e) Inventories:

Inventories of stores and spare parts and loose tools are valued at or below cost. Cost is ascertained on weighted average basis. Work-in-progress is valued at lower of cost and net realisable value. Cost includes material costs, labour and manufacturing overheads on the basis of absorption costing.

(f) Taxes on Income:

Current tax is determined as the amount of tax payable in respect of taxable income for the year. Credit in respect of Minimum Alternate Tax paid is recognised only if there is convincing evidence of realisation of the same.

Deferred tax, which is computed on the basis of enacted / substantively enacted rates, is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods – (See Note 19). Where there is unabsorbed depreciation or carry forward losses, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Other deferred tax assets are recognised only to the extent there is reasonable certainty of realisation in future.

(g) Research and Development Expenses:

Research and Development costs of a revenue nature are charged as an expense in the year in which these are incurred.

(h) Intangible Assets:

Intangible assets are recognized only if it is probable that the future economic benefits that are attributable to the asset will flow to the Company and the cost of the asset can be measured reliably.

(i) Premium on redemption of Debentures and Foreign Currency Convertible Bonds (FCCB):

Premium payable on redemption of FCCB and Debentures as per the terms of their respective issues is provided fully in the year of issue by adjusting against the Securities Premium Account.

(j) Warranty Expenses:

Anticipated product warranty costs for the period of warranty are provided for in the year of sale. Other warranty obligations are accounted for as and when claims are admitted.

(k) Foreign Exchange Transactions:

All monetary assets and monetary liabilities in foreign currencies are translated at the relevant rates of exchange prevailing at the year end. In respect of foreign exchange contracts, the premium or discount arising at the inception of such a contract is amortised as expense or income over the life of the contract. In case of monetary assets and monetary liabilities in foreign currencies the exchange differences are recognised in the Profit and Loss account.

(l) Employee Benefits:

(i) Defined Contribution Plan:

Company's contributions paid/payable during the year to Provident Fund, Superannuation Fund, ESIC, and Labour Welfare Fund are recognised in the Profit and Loss Account.

(ii) Defined Benefit Plan/Long term compensated absences:

Company's liability towards gratuity, compensated absences, post retirement medical benefit schemes, etc., are determined by independent actuaries, using the projected unit credit method. Past services are recognised on a straight line basis over the average period until the benefits become vested. Actuarial gains and losses are recognised immediately in the Profit and Loss Account as income or expenses. Obligation is measured at the present value of estimated future cash flows using a discounted rate that is determined by reference to the market yields at the Balance Sheet date on Government Bonds where the currency and terms of the Government Bonds are consistent with the currency and estimated terms of the defined benefit obligation.

(m) Revenue Recognition:

(i) Revenue from Power Supply is accounted for on the basis of billings to consumers, inclusive of Fuel Adjustment Charges and includes unbilled revenues accrued upto the end of the accounting year.

(ii) The Company determines surplus/deficit (i.e. excess/shortfall of/in aggregate gain over Return on Equity entitlement) for the year in respect of its license area operations (i.e. Generation, Transmission and Distribution) based on the principles laid down under the (Terms and Conditions of Tariff) Regulation, 2005 notified by MERC and the basis of Tariff Order issued by it. In respect of such surplus/deficit, appropriate adjustments as stipulated under the regulations are made during the year. Further, any adjustments that may arise on annual performance review by MERC under the aforesaid Tariff regulations are made after the completion of such review.

(iii) Delayed payment charges and interest on delayed payments for power supply are recognised, on grounds of prudence, as and when recovered.

(n) Accounting for Contracts:

Income on contracts in respect of Transmission EPC, Strategic Electronics business and Project Management Services are accounted on "Percentage of completion" basis measured by the proportion that cost incurred upto the reporting date bear to the estimated total cost of the contract.

(o) Issue Expenses:

(i) Expenses incurred in connection with issue of Rights Shares and Global Depository Shares are amortised over the remaining period of the licence for supply of electricity, in accordance with the treatment adopted for the determination of "Clear Profit" under the repealed Electricity (Supply) Act, 1948. However, the closing balance of the expenditure in connection with Global Depository Shares carried forward under 'Miscellaneous Expenditure (to the extent not written off)' has been disclosed as an adjustment against Securities Premium Account.

(ii) Expenses incurred in connection with the issue of Euro Notes, Foreign Currency Convertible Bonds and debentures are adjusted against Securities Premium Account.

(iii) Discount on issue of Euro Notes are amortised over the tenure of the Notes.

(p) Expenditure on Amalgamation:

The expenditure incurred is amortised over a period of five years.

(q) Payments under Voluntary Retirement Schemes (VRS):

Compensation paid under VRS is amortised over a period of thirty six months commencing from the month following the month of separation.

(r) Segment Reporting:

The accounting policies adopted for segment reporting are in line with the accounting policy of the Company. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated income/expenses".

2. Pursuant to the notification of Companies (Accounting Standards) Rules, 2006, during the year ended 31st March, 2008, the Company has recognised exchange differences (gain of Rs. 14.28 crores) on borrowed funds and liabilities in foreign currencies for the acquisition of fixed assets from a country outside India in the Profit and Loss Account (disclosed under Interest and Finance Charges in Schedule "3") for the year, which hitherto were capitalised.

3. During the year the Company, after obtaining the requisite approvals has on a preferential basis, allotted the following securities to Tata Sons Limited (Promoters), in accordance with the provisions of Chapter XIII of the SEBI (Disclosure and Investor Protection) Guidelines, 2000:

(a) 98,94,000 Equity Shares of Rs. 10 each at a premium of Rs. 577.08 per share and

(b) 1,03,89,000 Warrants, where each Warrant shall entitle Tata Sons Limited to subscribe to one Equity share of the Company against payment in cash. As per the SEBI Guidelines, an amount equivalent to 10% of the price i.e. Rs. 58.71 per Warrant has been received from Tata Sons Limited on allotment of the Warrants. The price at which the Warrants shall be exercised shall be determined in accordance with the SEBI Guidelines. Accordingly, the outstanding Warrants have not been considered for computation of diluted earnings per share.

As approved by the Shareholders the above Equity Shares issued rank *pari passu* in all respects including dividend with the existing Equity Shares of the Company. Accordingly, the Company has paid dividend amounting to Rs. 9.40 crores for the year ended 31st March, 2007 and Dividend Tax thereon amounting to Rs. 1.60 crores.

4. (a) In an earlier year, the Company issued 200,000 1% Foreign Currency Convertible Bonds (FCCB) with face value of $ 1,000 each aggregating to U.S.$ 200 million (Rs. 878.80 crores at issue). The bondholders have an option to convert these Bonds into shares, at an initial conversion price of Rs. 590.85 per share at a fixed rate of exchange on conversion of Rs. 43.38 = U.S.$ 1.00, at any time on or after 6th April, 2005, upto 15th February, 2010. The conversion price is subject to adjustment in certain circumstances. The FCCB may be redeemed, in whole but not in part, at the option of the Company at any time on or after 24th February, 2008 and prior to 15th February, 2010 subject to satisfaction of certain conditions. Unless previously converted, redeemed or repurchased and cancelled, the FCCB fall due for redemption on 25th February, 2010 at 115.734 per cent of their principal amount.

(b) During the year bond holders holding 175,816 bonds have opted for conversion of the same into equity shares and accordingly 12,908,297 shares of Rs. 10 each have been issued at a premium as per terms of issue. Consequently there is an increase in the Subscribed Share Capital by Rs. 12.91 crores and Securities Premium by Rs. 683.37 crores. Further, provision made for premium on redemption of FCCB by debiting Securities Premium in an earlier year has been reversed to the extent it pertains to the converted FCCB. As a result Securities Premium has gone up by Rs. 121.66 crores.

(c) Proceeds received on issue of FCCB have been utilised during the year for the purpose of overseas investments.

5. Contingencies Reserve Investments and Deferred Taxation Liability Fund Investments include 6.75% Unit Trust of India - Tax Free US Bonds 2008 of face value of Rs. 87.56 crores and Rs. 176.00 crores respectively received on conversion of units in Scheme US-64 which are being carried at the cost at which the units were acquired viz. Rs. 126.94 crores and Rs. 292.09 crores respectively. No provision has been made for diminution in the value of these investments as the loss on realisation of these investments, in the opinion of the Company, should be adjusted against the said reserves. MERC in its Order dated 22nd March, 2007, had disallowed the diminution in the value of these investments to be adjusted against the said reserves. The Company had filed an appeal with ATE against the said Order. ATE vide its Order dated 12th May, 2008 on various issues has also covered this matter and the Company is of the opinion that its contention has been upheld. However, the Company is seeking clarification on the matter.

6. (a) Contingencies Reserve No.1 represents the transfer to such reserves in terms of Para IV of the Sixth Schedule to the repealed Electricity (Supply) Act, 1948/Tariff Regulations.

(b) Contingencies Reserve No.2 represents the transfer to such reserves in respect of the "Net surplus on cancellation of foreign exchange forward cover contracts", in accordance with the approval of the State Government.

7. The Company has been legally advised that the Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A inserted by the Companies (Amendment) Act, 1999 effective 31st October, 1998 is not applicable to the Company.

8. (a) The Company has an investment in Tata Teleservices Limited (TTSL) of Rs. 796.58 crores (*31st March, 2007 – Rs.726.00 crores*);

(b) TTSL has accumulated losses as at 31st March, 2007, based on latest audited accounts for March, 2007, which has significantly eroded its net worth. In the opinion of the Management, having regard to the long gestation period inevitable in the nature of its business, there is no diminution other than temporary, in the value of the investment.

9. Capital commitments not provided for are estimated at Rs. 987.65 crores (*31st March, 2007 Rs. 1,044.53 crores*).

10. Micro enterprises and small enterprises under the Micro, Small and Medium Enterprises Development Act, 2006 have been determined based on the information available with the Company and the required disclosures are given below :

Rs. crores

			2006-07
(a)	Principal amount remaining unpaid as on 31st March	0.13	*0.07*
(b)	Interest due thereon as on 31st March	Nil	*Nil*
(c)	Interest paid by the Company in terms of Section 16 of Micro, Small and Medium Enterprises Development Act, 2006, along with the amount of the payment made to the supplier beyond the appointed day during the year.	Nil	*Nil*
(d)	Interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under Micro, Small and Medium Enterprises Development Act, 2006.	Nil	*Nil*
(e)	Interest accrued and remaining unpaid as at 31st March	Nil	*Nil*
(f)	Further Interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprise.	Nil	*Nil*

11. Contingent Liabilities :

(a) Claims against the Company not acknowledged as debts Rs. 177.17 crores (*31st March, 2007 - Rs. 198.84 crores*) consists mainly of the following:

(i) Octroi claims disputed by the Company aggregating to Rs. 5.03 crores (*31st March, 2007 - Rs. 5.03 crores*), consisting of octroi exemption claimed by the Company, regarding which the writ has been admitted by the High Court.

(ii) A Suit has been filed against the Company claiming compensation of Rs. 20.51 crores (*31st March, 2007 - Rs. 20.51 crores*) by way of damages for alleged wrongful disconnection of power supply and interest accrued thereon Rs. 90.45 crores (*31st March, 2007 - Rs. 86.14 crores*).

(iii) Rates, Duty and Cess claims disputed by the Company aggregating to Rs. 47.01 crores (*31st March, 2007 - Rs. 40.09 crores*), consisting mainly for levy of cess and way leave fees by Maharashtra Pollution Control Board at higher rates and interest thereon which is challenged by the Company and for levy of excise duty on fuel consumed in generation of electricity that was not sold but consumed by the Company.

(iv) Other claims against the Company not acknowledged as debts Rs. 14.17 crores (*31st March, 2007 – Rs. 47.07 crores*).

(b) Taxation matters for which liability, relating to issues of deductibility and taxability, is disputed by the Company and provision is not made (computed on the basis of assessments which have been re-opened and assessments remaining to be completed):

Rs. crores

		As at 31st March, 2007
(i) Matters on which there are decisions of the appellate authorities in the Company's favour, not accepted by the tax authorities	60.51	*64.24*
(ii) Interest and penalty demanded	5.75	*10.99*

(c) (i) Indirect exposures of the Company :

Name of the company	Contingent Liabilities				Other Commitments	
	Guarantees given	Shares pledged	Sponsor support agreement	Deed of Indemnity	Letter of Comfort	Undertaking for non-disposal of shares
	(Rs. crores)	(Nos.)	(Rs. crores)	(Rs. crores)	(Rs. crores)	(Rs. crores)
Tata Teleservices Limited (TTSL)	–	64,86,17,417	–	–	–	–
	–	*62,36,45,847*	–	–	–	–
Panatone Finvest Limited (PFL)	500.00	–	–	–	–	–
	500.00	–	–	–	–	–
Tata Teleservices (Maharashtra) Limited (TTML)	50.00	–	–	–	–	–
	50.00	–	–	–	–	–
North Delhi Power Limited (NDPL)	–	–	–	–	–	1,107.28
	–	–	–	–	–	*832.28*
Powerlinks Transmission Limited (PTL)	–	23,86,80,000	366.00	–	–	–
	–	*23,86,80,000 [refer (c) (iii) below]*	*366.00*	–	–	–
Tata Honeywell Limited (THL)	–	–	–	0.74	–	–
	–	–	–	*0.74*	–	–
NELCO Limited (NELCO)	–	–	–	–	–	–
	–	–	–	–	*25.00*	–
Tata Power Trading Company Limited (TPTCL)	50.00	–	–	–	–	–
	50.00	–	–	–	–	–
Coastal Gujarat Power Limited (CGPL)	3,300.00	–	–	–	–	–
	–	–	–	–	–	–
Tata Power (Cyprus) Limited (TPCL)	3,810.45 (equivalent to USD 950 million) plus interest and finance costs	7,46,250	–	–	–	–
	–	–	–	–	–	–
Tata Power (Mauritius) Limited (TPML)	–	10,00,000	–	–	–	–
	–	–	–	–	–	–

Note: Previous year's figures are in italics.

(ii) The Company has in terms of the shareholders agreement, an obligation to subscribe for or arrange along with the participants of the Tata Group, for additional capital as per specified schedule, in case of TTSL.

(iii) In terms of the Deed of Pledge of Shares executed by the Company and Power Grid in favour of Infrastructure Development Finance Company Limited (IDFC) acting as Security Trustee for the Lenders with PTL as a confirming party for pledging the Company's current and future shareholding in PTL, Powers of Attorney are executed in favour of the Security Trustee and the Lenders to accomplish the purpose of the Deed with full authority in terms of the Deed [also refer note (c) (i) above].

(d) Under the Share Purchase Agreement entered into with Tata Industries Limited (TIL) in January 2001, the Company had agreed payment of production upside in the event the total gas production is more than 1.2 Trillion Cubic Feet (TCF) to Tata Industries Limited for net incremental production over and above 1.2 TCF. The said production is based upside for the Tata Petrodyne Limited's (TPL) participating interest of 10% at the rate of US$ 0.23 per Thousand Cubic Feet (MCF). The obligation on the Company to pay TIL in case of upside in production continues even after the sale of shares of TPL.

(e) In a matter pertaining to distribution rights of the Company, the Appellate Tribunal for Electricity (ATE) vide its Order dated 22nd May, 2006, set aside MERC's Order and allowed as a whole the appeal preferred by Reliance Infrastructure Ltd. (formerly Reliance Energy Ltd.). The financial consequences of the Appellate Tribunal's Order have neither been quantified in the Order nor been ascertained by the Company. The Company has filed an appeal in the Hon'ble Supreme Court. By interim orders, the Supreme Court has allowed the Company to continue to supply electricity to its existing consumers and to connect to certain new consumers. The hearing of the appeal has been concluded and the Order is reserved. The Company is of the view, supported by legal opinion, that the Appellate Tribunal's Order can be successfully challenged and consequently, no provision is considered necessary.

(f) In respect of the Standby Charges dispute with Reliance Infrastructure Ltd. (RIL) for the periods from 1st April, 1999 to 31st March, 2004, the ATE, set aside the MERC Order dated 31st May, 2004 and directed the Company to refund to RIL as on 31st March, 2004, Rs. 354.00 crores (including interest of Rs. 15.14 crores) and pay interest at 10% per annum thereafter. As at 31st March, 2008 the accumulated interest was Rs. 128.76 crores (*31st March, 2007 - Rs. 117.56 crores*) (Rs. 11.20 crores for the year ended 31st March, 2008).

On appeal, the Hon'ble Supreme Court vide its interim order dated 7th February, 2007, has stayed the ATE Order and in accordance with its directives, the Company has furnished a bank guarantee of the sum of Rs. 227.00 crores and also deposited Rs. 227.00 crores with the Registrar General of the Court (the Court) which has been withdrawn by RIL on furnishing the required undertaking to the Court. The said deposit has been accounted as "Other Deposits".

Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519.00 crores. The aggregate of Standby Charges credited in previous years, net of tax is estimated at Rs. 342.60 crores, which will be adjusted, wholly by a withdrawal / set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to RIL. However, since 1st April, 2004, the Company has accounted Standby Charges on the basis determined by the respective MERC Tariff Orders.

The Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Company on the final outcome.

(g) MERC vide its Tariff Order dated 11th June, 2004, had directed the Company to treat the investment in its Wind energy project as outside the Mumbai Licensed Area, consider a normative Debt Equity ratio of 70:30 to fund the Company's fresh capital investments effective 1st April, 2003 and had also allowed a normative interest charge @ 10% p.a. on the said normative debt. The change to the Clear Profit and Reasonable Return (consequent to the change in the Capital Base) as a result of the above mentioned directives for the period upto 31st March, 2004, has been adjusted by MERC from the Statutory Reserves along with the disputed Standby Charges referred to in note 11(f) above. Consequently, the effect of these adjustments would be made with the adjustments pertaining to the Standby charges dispute as mentioned in note 11 (f) above.

12. In the matter of claims raised by the Company on RIL, towards (i) the difference in the energy charges for the period March 2001 to May 2004 and (ii) for minimum off-take charges of energy for the period 1998 to 2000, MERC has issued an Order dated 12th December, 2007 in favour of the Company. The total amount payable by RIL including interest is estimated to be Rs. 323.87 crores as on 31st December, 2007. ATE in its order dated 12th May, 2008, on appeal by RIL, has directed RIL to pay for the difference in the energy charges for the period March 2001 to May 2004. In respect of the minimum off-take charges of energy for the period 1998 to 2000 claimed by the Company from RIL, ATE has directed MERC that the issue be examined afresh and after the decision of the Supreme Court in the Appeals relating to the distribution licence and Rebates

given by RIL. However, RIL. has filed an appeal in the Supreme Court. Hence, on grounds of prudence, the Company has not recognised any income arising from the above matters.

13. Other Advances include advance towards equity, paid to Coastal Gujarat Power Limited - Rs. 200.05 crores (*31st March, 2007 - Rs. Nil*) and Tubed Coal Mines Limited Rs. 0.04 crores (*31st March, 2007 - Rs. Nil*).

14. Employee Benefits:

(a) During the year the Company has adopted Accounting Standard (AS-15) (Revised 2005) 'Employee Benefits'. This has resulted in a transitional liability (net) of Rs. 61.70 crores as at 1st April, 2007. In accordance with the transitional provisions of the Accounting Standard, the Company has decided to charge the transitional liability as an expense over a period of 5 years and accordingly Rs. 12.34 crores has been recognised as an expense for the year under item 1 of Schedule "2" and balance amount of Rs. 49.36 crores is the unrecognised transitional liability as at 31st March, 2008. Further, due to change in the policy, current year charge to the Profit and Loss Account is higher by Rs. 20.99 crores.

(b) The Company makes contribution towards provident fund and superannuation fund to a defined contribution retirement benefit plan for qualifying employees. The provident fund is administered by the Trustees of Tata Power Consolidated Provident Fund and the Superannuation Fund is administered by the Trustees of Tata Power Superannuation Fund. Under the Schemes, the Company is required to contribute a specified percentage of salary to the retirement benefit schemes to fund the benefit.

The Rules of the Company's Provident Fund administered by a Trust require that if the Board of Trustees are unable to pay interest at the rate declared by the Central Government under para 60 of the Employees' Provident Fund Scheme, 1952, then the shortfall shall be made good by the Company. Having regard to the assets of the Fund and the return on the investments, the Company does not expect any shortfall in the foreseeable future.

On account of Defined Contribution Plans, a sum of Rs. 19.34 crores *(previous year Rs. 16.59 crores)* has been charged to the Profit and Loss Account.

(c) The Company operates the following unfunded defined benefit plans:

(i) Post Retirement Gratuity

(ii) Ex-Gratia Death Benefits

(iii) Retirement Gifts

(iv) Post Retirement Medical Benefits and

(v) Pension

(d) The actuarial valuation of the present value of the defined benefit obligation has been carried out as at 31st March, 2008. The following tables set out the amounts recognised in the financial statements as at 31st March, 2008 for the above mentioned defined benefit plans [Previous year figures have not been given as AS-15 (revised) has been implemented during the year]:

(i) Net employee benefit expense (recognised in employee cost) for the year ended 31st March, 2008:

	Rs. crores
Current Service Cost	4.45
Interest	8.37
Actuarial Loss (net)	2.28
Past Service Cost	0.49
1/5th of Transitional Liability	4.38
Total Expense	19.97

(ii) Change in the Defined Benefit Obligation during the year ended 31st March 2008.

	Rs. crores
Present value of Defined Benefit Obligation as at 31st March, 2007	90.38
Transitional Liability as at 1st April, 2007	21.96
Employee benefit expenses (excluding transitional liability)- per (i) above	15.59
Benefits Paid (net)	(7.81)
Present value of Defined Benefit Obligation as at 31st March, 2008	120.12
Less: Unrecognized Transitional Liability as at 31st March, 2008	17.55
Provision for Defined Benefit Obligation as at 31st March, 2008 as per books	102.57
Experience Adjustment on Plan Liabilities	(0.04)

(iii) Actuarial assumptions used for valuation of the present value of the Defined Benefit Obligations of various benefits are as under:

		2007-08
Discount Rate		7.94%
Salary Growth Rate		6% p.a.
Turnover Rate	Age 21to 44 years	3% p.a
	Age 45 years & above	0.5% p.a
Pension Increase Rate		3% p.a.
Mortality table		LIC (1994-96)
Annual Increase in Health Cost		6% p.a.

- Discount rate is based on the prevailing market yields of Indian Government Securities as at the Balance Sheet date for the estimated term of the obligation.
- The estimates of future salary increases, considered in actuarial valuation, take account of the inflation, seniority, promotion and other relevant factors.

(iv) Effect of change in assumed health care cost trend rate

Rs. crores

	1% increase	1% decrease
Effect on the aggregate of the service cost and interest cost	0.11	(0.23)
Effect on defined benefit obligation	1.41	(1.74)

(v) The contribution expected to be made by the Company during the financial year 2008-09 has not been ascertained.

15. The Company has paid during the year monthly payments aggregating to Rs. 0.74 crore (*2006-07 – Rs. 0.72 crore*) under the post retirement scheme to former Managing/Executive Directors.

16. (a) Total number of electricity units sold during the year – 14,982 M.U. (*2006-07 – 14,422 M.U.*).

(b) Total number of electricity units purchased during the year – 1,001 M.U. (*2006-07 – 902 M.U.*).

17. In respect of the contracts pertaining to the Transmission EPC, Strategic Electronics Business and Project Management Services, disclosures required as per AS 7 (Revised) are as follows:

(a) Contract revenue recognised as revenue during the year Rs. 73.84 crores (*2006-07 – Rs. 103.65 crores*).

(b) In respect of contracts in progress –

(i) The aggregate amount of costs incurred and recognised profits upto 31st March, 2008 Rs. 276.07 crores (*31st March, 2007 - Rs. 218.43 crores*).

(ii) Advances and progress payments received as at 31st March, 2008 Rs. 42.40 crores (*31st March, 2007 - Rs. 45.19 crores*).

(iii) Retention money included as at 31st March, 2008 in Sundry Debtors Rs. 28.00 crores (*31st March, 2007 - Rs. 16.59 crores*).

(c) Gross amount due to customers for contract work as a liability as at 31st March, 2008 Rs. Nil (*31st March, 2007 - Rs. Nil*).

Further cost of materials and erection charges for Transmission EPC business comprises of:

Rs. crores

		2006-07
Material Cost	6.49	*44.99*
Sub-Contracting charges	10.94	*19.55*
	17.43	*64.54*

18. Disclosures as required by Accounting Standard 19 (AS-19) are as follows:

(a) Operating Leases:

(i) The Company's significant leasing arrangements are in respect of residential flats, office premises, plant and machinery and equipments taken on lease. The arrangements range between 11 months and 10 years generally and are usually renewable by mutual consent or mutually agreeable terms. Under these arrangements, generally refundable interest-free deposits have been given.

(ii) Commercial/residential premises have been given on operating lease having original cost of Rs. 34.98 crores (*31st March, 2007 – Rs. 34.98 crores*) and accumulated depreciation of Rs. 6.83 crores (*31st March, 2007 – Rs. 5.76 crores*) as at 31st March, 2008. Depreciation on the above assets for the current year is Rs. 1.07 crores (*31st March, 2007 – Rs. 1.07 crores*). Under these arrangements, generally refundable interest-free deposits have been taken. The future minimum lease payments under non-cancellable operating leases aggregating to Rs. 18.73 crores (*31st March, 2007 – Rs. 24.23 crores*), in each of the following periods are as under:

Rs. crores

		2006-07
(a) not later than one year	5.31	*5.50*
(b) later than one year and not later than five years	13.42	*18.17*
(c) later than five years	Nil	*0.56*

(b) Finance Leases:

The Company has not entered into any material financial lease.

19. (a) The aggregate deferred tax liability (net) accounted for by the Company is Rs. 335.66 crores (*31st March, 2007 - Rs. 325.51 crores*).

(b) In respect of the non licensed area and adjustments [other than as mentioned in note 19 (c) below] relating to licensed business the aggregate deferred tax liability amounts to Rs. 18.94 crores (*31st March, 2007 - Rs. 5.70 crores*).

(c) In respect of the Licensed Business, in terms of the Government of Maharashtra approvals, on the difference between the written down value of fixed assets (including foreign exchange fluctuations on approved borrowings) as per the books of account and the Income-tax Act, 1961, deferred tax liability was being set up by a special appropriation to the Deferred Tax Liability Fund. In terms of the approvals, the amounts credited to the Fund are invested and permitted to be utilised, only subject to certain conditions, currently not arisen. Any resultant excess of the aggregate of the Deferred Tax Liability Fund and Deferred Tax Liability recognised, currently estimated at Rs. 79.13 crores (*31st March, 2007 - Rs. 76.04 crores*) will be accounted for on determination of the matter stated in note 11 (f).

(d) Deferred Tax Liability [Net] as at 31st March, 2008 comprises of:

				Rs. crores 2006-07
Deferred Tax Liability :				
Arising on account of timing differences in:				
Depreciation		416.88		388.76
Less : Balance in Deferred Tax Liability Fund	395.85		395.85	
Less: Reversal of deferred tax liability, not adjusted	79.13	316.72	76.04	319.81
(A)		**100.16**		**68.95**
Deferred Tax Assets :				
Arising on account of timing differences in :				
Provision for doubtful debts and advances		8.92		10.74
Provision for tax, duty, cess, fee		13.20		8.41
Provision for employee benefits		47.75		38.42
Others		11.35		5.68
(B)		**81.22**		**63.25**
Net Deferred Tax Liability (A) – (B)		**18.94**		**5.70**

		Rs. crores 2006-07
20. (a) (i) Managerial Remuneration for Directors	@6.74	@4.65
The above is inclusive of:		
(a) Estimated value of benefits in cash or in kind provided to Whole-time Directors	1.16	0.94
(b) Contribution to Provident and other Funds	0.22	0.10
(c) Commission to Directors	4.60	3.06
(ii) Directors' Sitting Fees	0.25	0.12

@ Includes Rs. 0.14 crore (*31st March, 2007 - Rs. 0.96 crore*) which is subject to the approval of members in the forthcoming Annual General Meeting.

(b) Managerial Remuneration shown above includes :

(i) Rs. 0.85 crore (*31st March, 2007 – Rs. 0.91 crore*) being short provision for commission relating to the previous year.

(ii) Rs. 0.15 crore (*31st March, 2007 – Rs. Nil*) being reversal of excess provision (net) for employee benefits in respect of period of service with the Company.

(c) Managerial Remuneration shown above is exclusive of :

		Rs. crores 2006-07
Fees as Technical Advisor to a Non Whole-time Director	Nil	0.21

Rs. crores

			2006-07
21.	Details of Auditors' Remuneration (inclusive of service tax)		
(i)	Audit fees$	2.42	*1.89*
(ii)	Fees for taxation matters	0.33	*0.61*
(iii)	Fees for company law matters	*	*
(iv)	Fees for other services	0.69	*0.43*
(v)	Reimbursement of out-of-pocket expenses (included under Miscellaneous Expenses)	0.03	*0.03*
(vi)	Audit Fees to Branch Auditors	0.01	*0.01*

$ Includes for quarterly audits and audit of consolidated accounts.

The above excludes payments aggregating Rs. 0.28 crore (*2006-07 - Rs. 0.15 crore*) to associated firms of the auditors.

Rs. crores

			2006-07
22. (a)	C.I.F. value of imports:		
(i)	Capital goods	38.36	*61.79*
(ii)	Components and spare parts	22.97	*35.94*
(iii)	Fuel	1,423.24	*822.52*
(b)	Expenditure in foreign currency:		
(i)	Professional and consultation fees	3.44	*7.26*
(ii)	Interest and commitment charges	41.08	*77.07*
(iii)	Commission paid to non-executive director	0.17	*–*
(iv)	Other matters	5.84	*5.24*

(c) Value of components, stores and spare parts consumed (including fuel consumed and stores consumption included in Repairs and Maintenance):

Rs. crores

				2006-07	
(i)	Imported	1,853.02	48.92%	*1,124.28*	*40.58%*
(ii)	Indigenous	1,935.05	51.08%	*1,646.53*	*59.42%*
		3,788.07	100.00%	*2,770.81*	*100.00%*

(d) Remittances by the Company in foreign currencies for dividends (including amounts credited to Non-Resident External Accounts):

Dividend for the year ended	31st March, 2007	*31st March, 2006*
No. of non-resident shareholders	2,190	*2,286*
No. of Equity Shares of face value Rs. 10 each held	25,19,314	*26,56,504*
Amount of Dividend (Rs. crores)	2.39	*2.26*

The above excludes Rs. 0.32 crore (*2006-07 - Rs. 0.32 crore*) being dividend remitted to non-resident depository of the Global Depository Shares holding 3,40,310 shares (*2006-07 – 3,78,830 shares*).

Rs. crores

			2006-07
(e)	Earnings in foreign exchange:		
(i)	Interest	14.17	66.85
(ii)	Export on FOB basis	3.84	37.46
(iii)	Export of Services	0.81	Nil

23. Disclosure as required by Accounting Standard 18 (AS-18) "Related Party Disclosures" are as follows:

Names of the related parties and description of relationship:

(a) Related parties where control exists:

Subsidiaries
- Af-Taab Investment Co. Ltd.
- Chemical Terminal Trombay Ltd.
- Tata Power Trading Co. Ltd.
- Powerlinks Transmission Ltd.
- NELCO Ltd.
- Tatanet Services Ltd.**
- Maithon Power Ltd.
- Industrial Energy Ltd.
- Industrial Power Utility Ltd.**
- Industrial Power Infrastructure Ltd.**
- North Delhi Power Ltd. (from 22nd January, 2008)
- Coastal Gujarat Power Ltd. (from 22nd April, 2007)
- Veltina Holdings Ltd. (from 3rd May, 2007)
- Tata Power (Mauritius) Ltd. (from 22nd June, 2007)
- Tata Power (Cyprus) Ltd. (from 22nd June, 2007)
- Tata Power International Holdings Ltd. (from 17th May, 2007)
- Trust Energy Resources Pte. Ltd. (from 11th March, 2008)
- Energy Eastern Pte. Ltd. (from 31st January, 2008)**

(b) Other related parties (where transactions have taken place during the year) :

(i) Associates
- Panatone Finvest Ltd.
- Tata Ceramics Ltd.
- Tata Projects Ltd.
- Yashmun Engineers Ltd.
- Tata BP Solar India Ltd.
- Nelito Systems Ltd.**

(ii) Joint Venture
- North Delhi Power Ltd. (upto 21st January, 2008)
- PT Indo Coal Resources (Cayman) Ltd. (from 26th June, 2007) **
- Tubed Coal Mines Ltd. (from 20th November, 2007)

(iii) Promoters holding together with its Subsidiary is more than 20%
- Tata Sons Ltd.

(c) Key Management Personnel
- Prasad R. Menon
- S. Ramakrishnan
- S. Padmanabhan (w.e.f. 6th February, 2008)
- Banmali Agrawala (w.e.f. 15th February, 2008)
- G. F. Grove-White (upto 20th July, 2007)
- Anil K. Sardana (upto 2nd August, 2007)

** Through Subsidiary Companies

(d) Details of Transactions:

Rs. crores

	Subsidiaries	Associates	Joint Ventures	Key Management Personnel	Promoters
Purchases of goods	95.25	0.07	31.90	–	–
	87.17	*4.07*	–	–	–
Sale of goods and scrap	58.01	0.01	–	–	–
	–	*0.05*	–	–	–
Purchase of fixed assets (including capital advances)	0.36	100.42	–	–	–
	0.04	*50.00*	–	–	–
Rendering of services	19.20	0.11	1.34	–	–
	3.05	*0.10*	*2.65*	–	–
Receiving of services	1.36	4.73	0.37	–	0.47
	1.52	*3.92*	–	–	*0.49*
Management contracts	–	–	–	–	16.52
	–	–	–	–	*13.21*
Guarantee and collaterals given	7,110.45	–	–	–	–
	50.00	–	–	–	–
Letter of comfort given	–	–	–	–	–
	25.00	–	–	–	–
Remuneration paid	–	–	–	5.04	–
	–	–	–	*3.47*	–
Interest income	9.36	2.26	–	0.01	–
	10.33	*2.47*	–	–	–
Interest expenditure	0.45	–	–	–	–
	–	–	–	–	–
Dividend received	4.36	11.96	–	–	3.97
	34.51	*8.90*	*28.85*	–	*3.69*
Dividend paid	0.04	–	–	–	63.43
	0.03	–	–	–	*48.35*
Provision for doubtful debts provided during the year	–	0.59	–	–	–
	–	*0.05*	*0.01*	–	–
Loans given	1,112.35	–	–	–	–
	–	–	–	–	–
Deposits given	312.70	–	–	–	1.00
	195.98	–	–	–	–
Refunds towards deposits given	171.64	–	–	–	–
	221.79	–	–	–	–
Equity contribution (including advance towards equity contribution)	849.05	86.94	0.82	–	–
	27.82	–	–	–	–
Purchase of debentures	–	100.00	–	–	–
	–	*84.38*	–	–	–

Rs. crores

	Subsidiaries	Associates	Joint Ventures	Key Management Personnel	Promoters
Conversion of debentures into equity	–	–	–	–	–
	–	*56.25*	–	–	–
Sale of investments	–	–	–	–	247.50
	–	–	–	–	–
Purchase of investments	105.26	–	–	–	20.61
	34.05	–	–	–	–
Equity shares issued at premium	–	–	–	–	580.86
	–	–	–	–	–
Equity warrants issued	–	–	–	–	60.99
	–	–	–	–	–
Rights renunciation premium paid	–	–	–	–	–
	1.69	–	–	–	–
Loans repaid	–	–	–	0.01	–
	–	–	–	*0.01*	–
Advances given	–	–	–	–	–
	94.09	–	–	–	–
Rent-free premises	–	–	–	–	–
	**	–	–	–	–
Advance refunded	94.09	–	–	–	–
	–	–	–	–	–
Deposits taken	83.00	–	–	–	–
	–	–	–	–	–
Deposits repaid	41.50	–	–	–	–
	–	–	–	–	–
Balances outstanding					
Deposits given (including interest accrued)	203.12	1.27	–	–	–
	59.14	*1.27*	–	–	–
Deposit provided for as doubtful advances	–	1.27	–	–	–
	–	*1.27*	–	–	–
Other receivables (net of provisions)....	221.58	42.31	–	–	–
	96.09	*39.63*	*0.17*	–	–
Loans given (including debenture interest thereon)	1,078.89	129.46	–	0.13	–
	–	–	–	*0.21*	–
Guarantees and Collaterals outstanding#	7,160.45	500.00	–	–	–
	50.00	*500.00*	–	–	–
Letter of Comfort outstanding#	–	–	–	–	–
	25.00	–	–	–	–
Deposits taken (including interest accrued)	41.77	–	–	–	–
	–	–	–	–	–
Other payables	0.21	0.89	–	2.75	17.54
	7.15	*0.23*	–	*1.20*	*12.50*

** Rent free premises occupied by TPTCL.
# Also refer note 11 (c) regarding indirect exposures.
Note : Previous year's figures are in italics.

(e) Details of material related party transactions [included under (d) above]

(i) Subsidiaries

Particulars	Af-Taab Investment Co. Ltd.	Industrial Energy Ltd.	Powerlinks Transmission Ltd.	Tata Power Trading Co. Ltd.	Maithon Power Ltd.	NELCO Ltd.	Chemical Terminal Trombay Ltd.	Tata Power (Cyprus) Ltd.	Tata Power (Mauritius) Ltd.	Coastal Gujarat Power Ltd.
Purchase of goods	-	-	-	95.03	-	-	-	-	-	-
	-	-	-	*87.17*	-	-	-	-	-	-
Sale of goods	-	-	-	58.00	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-
Rendering of services	-	8.00	-	-	2.62	-	-	-	-	5.49
	-	-	-	*0.67*	*1.57*	-	*0.71*	-	-	-
Receiving of services	-	-	-	-	-	1.33	-	-	-	-
	-	-	-	-	-	*1.51*	-	-	-	-
Purchase of investments	105.26	-	-	-	-	-	-	-	-	-
	34.05	-	-	-	-	-	-	-	-	-
Guarantees and collaterals given	-	-	-	-	-	-	-	3,810.45	-	3,300.00
	-	-	-	*50.00*	-	-	-	-	-	-
Interest income	3.73	5.02	-	-	-	-	-	-	-	-
	7.52	*2.59*	-	-	-	*0.17*	-	-	-	-
Interest expenses	0.45	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-
Dividend received	-	-	4.36	-	-	-	-	-	-	-
	26.79	-	-	*2.70*	-	-	*5.02*	-	-	-
Dividend paid	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-
Deposits given	34.80	171.05	-	-	-	-	-	-	-	57.10
	143.98	-	-	*52.00*	-	-	-	-	-	-
Deposit taken	83.00	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-
Refund of Deposit taken	41.50	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-
Loan given	-	-	-	-	-	-	-	-	1,112.85	-
	-	-	-	-	-	-	-	-	-	-
Refund towards Deposits given	90.14	-	-	22.75	-	-	-	-	-	57.10
	169.79	-	-	*52.00*	-	-	-	-	-	-
Equity Contribution (including advance towards equity contribution)	-	-	-	-	162.80	-	-	-	-	600.00
	-	-	*24.48*	-	*3.33*	-	-	-	-	-
Rights Renunciation Premium paid	-	-	-	-	-	-	-	-	-	-
	1.69	-	-	-	-	-	-	-	-	-
Advances given	-	-	-	-	-	-	-	-	-	-
	-	*94.09*	-	-	-	-	-	-	-	-
Advance refund	-	94.09	-	-	-	-	-	-	-	-

(ii) Associates and Joint ventures

Rs. crores

Particulars	Associates				Joint Ventures
	Tata B P Solar India Ltd.	Panatone Finvest Ltd.	Tata Projects Ltd.	Yashmun Engineers Ltd.	Indocoal Resources (Cayman) Limited
Purchase of Goods	–	–	–	–	31.89
	–	–	*3.02*	*0.99*	–
Purchase of Fixed Assets	–	–	98.59	–	–
	–	–	*49.12*	*0.88*	–
Receiving of services	–	–	2.35	2.37	–
	–	–	*1.49*	*2.41*	–
Purchase of Debentures	–	100.00	–	–	–
	–	–	*84.38*	–	–
Conversion of Debentures into Equity	–	–	–	–	–
	–	–	*56.25*	–	–
Interest Income	–	–	2.25	–	–
	–	–	*2.47*	–	–
Dividend received	5.31	5.00	1.61	–	–
	3.56	*5.00*	*0.32*	–	–
Provision for doubtful debts	–	–	–	0.06	–

Note: Previous year's figures are in italics.

24. Disclosures as required under Clause 32 of listing agreement:

Loans and Advances in the nature of Loans to Subsidiaries and Associates

Rs. crores

		Name	Amount Outstanding as at the year-end**	Maximum Amount Outstanding during the year	Investments in Company's Shares (Nos.)
Subsidiary	#	Aftaab Investment Co. Ltd.	Nil	74.58	Nil
			55.35	*117.82*	*Nil*
"	#	Tata Power Trading Co. Ltd.	Nil	12.75	Nil
			Nil	*15.00*	*Nil*
"	#	Industrial Energy Ltd.	171.05	171.05	Nil
			94.09	*94.09*	*Nil*
"	#	NELCO Ltd. ##	27.00	27.00	Nil
			1.65	*1.65*	*Nil*
"	#	Tata Power (Mauritius) (from 22nd June, 2007) ***	1,078.89	1,123.94	Nil
			Nil	*Nil*	*Nil*
"	#	Coastal Gujarat Power Ltd. (from 22nd April, 2007)	Nil	57.10	Nil
			Nil	*Nil*	*Nil*
Associates	#	Panatone Finvest Ltd.	Nil	Nil	Nil
			Nil	*123.00*	*Nil*
"		Nelito Systems Ltd.	1.27	1.27	Nil
			1.27	*1.27*	*Nil*

Note: Previous year's figures are in italics.

\# On call – no repayment schedule

** Excluding Interest accrued

*** Repayment beyond seven years (interest free loan upto two years)

\## Rs. 1.65 crores on call repaid during the year

25. (i) Derivative Instruments :

The Company has entered into swaps/forward contracts (being a derivative instrument), which are not intended for trading or speculative purposes but for hedge purposes, to establish the amount of reporting currency required or available at the settlement date of certain payables and receivables.

The following are the outstanding swaps/forward contracts, entered into by the Company, as on 31st March, 2008 :

	Foreign Currency (in Millions)	Rs. crores	*2006-07* Foreign Currency (in Millions)	*2006-07* Rs. crores
Euro Notes - Swaps	–	–	*USD 61.00*	*292.64*
Forward Contracts	JPY 3527.67	142.13	–	–

(ii) The year-end foreign currency exposures that have not been hedged by a derivative instrument or otherwise are given below:

	Foreign Currency (in Millions)	Rs. crores	*2006-07* Foreign Currency (in Millions)	*2006-07* Rs. crores
(a) Amounts receivable in foreign currency on account of the following:				
(i) Export of goods	USD 11.11	43.92	*USD 12.33*	*53.24*
	TAKA 77.28	4.47	*TAKA 82.86*	*5.24*
(ii) Deposits receivable	–	–	*USD 204.95*	*884.79*
(iii) Interest receivable	USD 0.42	1.66	*USD 1.60*	*6.93*
(b) Amounts payable in foreign currency on account of the following:				
(i) Import of goods and services	USD 22.02	88.31	*USD 22.48*	*98.40*
	EURO 0.07	0.44	*EURO 0.05*	*0.30*
	–	–	*GBP **	*
	–	–	*AUS $ 0.15*	*0.53*
	–	–	*CHF 0.01*	*0.04*
	–	–	*JPY 0.06*	*
	–	–	*SEK **	*
	TAKA 48.62	2.81	*TAKA 53.13*	*3.36*
(ii) Capital imports	EURO 0.29	1.83	*EURO 1.23*	*7.22*
	USD 0.19	0.74	*USD 0.27*	*1.19*
	–	–	*CHF 0.02*	*0.07*
	–	–	*GBP **	*0.01*
	JPY 41.56	1.66	–	–
(iii) Interest payable	USD 0.57	2.30	*USD 1.56*	*6.81*
	JPY 2.70	0.11	–	–
(iv) Loans payable	USD 95.25	382.04	*USD 385.56*	*1,713.27*
	JPY 3,527.67	142.13	–	–
(v) Premium payable on borrowings	USD 3.81	15.26	*USD 31.47*	*137.74*

		Foreign Currency (in Millions)	Rs. crores	2006-07 Foreign Currency (in Millions)	2006-07 Rs. crores
(c)	Bank balances	SGD 0.12	0.34	–	–
		USD 0.50	1.64	USD 2.04	8.82
		TAKA 9.50	0.55	TAKA 5.63	0.36
(d)	Loans receivables	USD 273.00	1,078.90	–	–
(e)	Other Advances to Subsidiaries	USD 0.01	0.06	–	–
		SGD 0.49	1.40	–	–

26. Segment Information:

(a) Primary Segment Information:

Rs. crores

	Power	Others	Eliminations	Total
REVENUE				
External Revenue	5,838.51	77.40	–	5,915.91
	4,604.42	*110.90*	–	*4,715.32*
Inter-segment Revenue	–	–	–	–
	1.25	–	*(1.25)*	–
Total Revenue	5,838.51	77.40	–	5,915.91
	4,605.67	*110.90*	*(1.25)*	*4,715.32*
RESULT				
Total Segment Results	717.94	(12.60)	–	705.34
	477.29	*(17.11)*	–	*460.18*
Interest Expense				(167.60)
				(182.54)
Unallocable Income net of unallocable expense				432.38
				308.37
Income Taxes				(100.22)
				110.79
Profit after Tax				**869.90**
				696.80
OTHER INFORMATION				
Segment Assets	6,730.49	163.22	–	6,893.71
	5,930.95	*140.84*	–	*6,071.79*
Unallocated Assets				6,181.94
				5,420.93
Total Assets				**13,075.65**
				11,492.72
Segment Liabilities	1,426.10	80.38	–	1,506.48
	1,252.27	*79.71*	–	*1,331.98*
Unallocated Liabilities				3,516.34
				4,169.79
Total Liabilities				**5,022.82**
				5,501.77
Capital Expenditure	1,142.18	26.57	–	1,168.75
	887.03	*4.34*	–	*891.37*
Non-cash Expenses other than Depreciation/Amortisation	17.93	4.92	–	22.85
	11.48	*5.47*	–	*16.95*
Depreciation/Amortisation	287.86	2.64	–	290.50
	289.87	*2.05*	–	*291.92*

Types of products and services in each business segment:
Power – Generation, Transmission and Distribution of Electricity.
Others – Electronics, Project Consultancy and Project Management Services.

(b) Secondary Segment Information:

The export turnover of the Company being 0.07% (*2006-07 – 0.79%*) of the total turnover, there are no reportable geographical segments.

27. Earnings per share:

			2006-07
(a)	Distributable Profits (Rs. crores)	811.31	*673.97*
(b)	The weighted average number of Equity Shares for Basic EPS (Nos.)	20,99,45,538	*19,81,28,172*
(c)	The nominal value per Equity Share (Rupees)	10.00	*10.00*
(d)	Basic Earnings per share (Rupees)	38.64	*34.02*
(e)	Distributable Profits for Basic EPS (Rs. crores)	811.31	*673.97*
	Less: Debit to Profit & Loss account on account of FCCB (net of tax) (Rs. crores)	6.12	*8.95*
(f)	Distributable Profits for Diluted EPS (Rs. crores)	805.19	*682.92*
(g)	The weighted average number of Equity Shares for Basic EPS (Nos.)	20,99,45,538	*19,81,28,172*
	Add: Effect of potential Equity Shares on conversion of FCCB (Nos.)	17,75,633	*1,46,83,930*
(h)	The weighted average number of Equity Shares for Diluted EPS (Nos.)	21,17,21,171	*21,28,12,102*
(i)	Diluted Earnings Per Share (Rupees)	38.03	*32.09*

28. Disclosures as required by AS-29 "Provisions, Contingent Liabilities and Contingent Assets" as at 31st March, 2008, are as follows:

Rs. crores

	Opening Balance	Provision during the year	Payments made during the year	Reversal made during the year	Closing Balance
Provision for Warranties	3.02	1.92	(0.46)	(1.34)	3.14
	2.50	*1.79*	*(0.35)*	*(0.92)*	*3.02*
Provision for Premium on Redemption of FCCB	137.74	–	–	(122.48)*	15.26
	141.16	–	–	*(3.42)**	*137.74*
Provision for Premium on Redemption of Debentures	134.70	–	–	–	134.70
	134.70	–	–	–	*134.70*
Provision for future foreseeable losses on contracts etc	4.33	1.67	–	(0.36)	5.64
	3.77	*0.56*	–	–	*4.33*

*On account of conversion of FCCB to shares and (Refer note 4) and exchange loss / (gain).

Note : Previous year's figures are in italics.

29. Interest in Joint Ventures:

The Company's interest, as a venture, in jointly controlled entity is:

Name of the Company	Country of Incorporation	Principal activities	Percentage of Voting Power as at 31st March, 2008
North Delhi Power Ltd.	India	Distribution of Power	49% (upto 21st January, 2008), subsidiary thereafter
Tubed Coal Mines Ltd.	India	Coal Trading and Mining	40% (from 20th November, 2007)

The Company's interest in this Joint Venture is reported as Long Term Investment (Schedule "F") and stated at cost less provision for diminution other than temporary, if any, in the value of such investment. The Company's share of each of the assets, liabilities, income and expenses, etc. (each without elimination of the effect of transactions between the Company and the Joint Venture) related to its interest in this joint venture is:

Rs. crores

		2006-07
I. ASSETS		
1. Fixed Assets (including CWIP, etc.)	0.60	*814.78*
2. Investments	–	*19.78*
3. Current Assets, Loans and Advances		
a) Inventories	–	*4.49*
b) Sundry Debtors	–	*137.24*
c) Cash and Bank Balances	0.20	*24.29*
d) Loans and Advances	–	*46.01*
4. Miscellaneous Expenditure (to the extent not written off)	0.02	–
II. LIABILITIES		
1. Loan Funds		
a) Secured Loans	–	*378.01*
b) Unsecured Loans	–	*0.06*
2. Advance against Equity	0.04	–
3. Capital Grants	–	*4.00*
4. Consumer Contribution for Capital Works	–	*33.61*
5. Current Liabilities and Provisions		
a) Liabilities	–	*259.74*
b) Provisions	–	*1.40*
6. Deferred Tax – Net	–	*43.68*
III. INCOME		
1. Sales and other operations	957.69	*924.48*
2. Other Income	3.37	*4.91*
3. Prior Period Income	–	*4.28*
IV. EXPENSES		
1. Cost of Power Purchased	731.03	*634.77*
2. General, Distribution, Administration and Other Expenses	89.28	*115.43*
3. Depreciation / Amortisation	48.93	*63.25*
4. Interest	27.38	*27.88*
5. Provision for Taxation	10.76	*1.32*
V. OTHER MATTERS		
1. Contingent Liabilities	–	*166.58*
2. Capital Commitments	11.36	*45.88*

30. Previous year's figures have been restated, wherever necessary, to conform to this year's classification. Figures are rounded off to nearest lakh. Figures below Rs. 50,000 are denoted by '*'.

Statement Pursuant to Part IV of Schedule VI to the Companies Act, 1956 : Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No. 11-00567 State Code 11

Balance Sheet Date 31 (Date) 03 (Month) 2008 (Year)

II. Capital raised during the year (Amount in Rs. Thousands)

Public Issue: NIL

Bonus Issue: NIL

Rights Issue: NIL

Private Placement: 837965

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities: 111551250

Total Assets: 111551250

Sources of Funds :

Paid-up Capital: 2817164

Reserves & Surplus (including Special Appropriation towards Project Cost - 53,36,129 and Capital Contributions from Consumers - 4,60,811): 78171966

Secured Loans: 23310950

Unsecured Loans: 7061780

Deferred Tax Liability (Net): 189390

Application of Funds :

Net Fixed Assets: 46872312

Investments: 443000076

Miscellaneous Expenditure: 16904

Net Current Assets: 20361958

Accumulated Losses: NIL

IV. Performance of the Company (Amount in Rs. Thousands)

Turnover (Total Income): 63817530

Total Expenditure: 54116295

+ − Profit/(Loss) Before Tax: ✔ (+) 9701235

+ − Profit/(Loss) After Tax: ✔ (+) 8699024

Please tick appropriate box (+ for Profit, - for loss)

Basic Earnings per Share in Rupees (Rs.)

(on profit after taxes): 41.43

(on distributable profits): 38.64

Dividend Rate (%): 105

V. Generic Names of Three Principal Products/Services of Company (as per Monetary terms)

Item Code Nos. (ITC Codes)	Product Descriptions
N.A.	POWER
N.A.	ELECTRONIC PRODUCTS
N.A.	TECHNICAL SERVICES

Performance Perspective

Rs. crores

	2000-01	2001-02	2002-03	2003-04	2004-05	2005-2006	2006-2007	2007-2008
Generation (In MUs)	10031	11782	12996	12917	13283	13746	14269	**14717**
Operating Income	3405	3803	4300	4239	3930	4563	4715	**5916**
Operating Expenses	2685	2907	3116	2952	2978	3727	3992	**4979**
Operating Profit	720	896	1184	1287	953	835	723	**937**
Other Income	237	265	152	160	387	326	344	**466**
Interest & Finance Charges	231	348	341	284	191	165	190	**142**
Depreciation	205	282	318	334	360	278	292	**291**
PBT	530	672	677	734	759	747	586	**970**
PAT	390	508	520	509	551	611	697	**870**
Distributable Profits	363	381	450	467	555	575	674	**811**
Earning Per Share (EPS) - Rs. / Share	18.36	19.27	22.74	23.56	28.02	29.03	34.02	**38.64**
Dividend Per Share (%)	50%	50%	65%	70%	75%	85%	95%	**105%**

Return On Capital Employed [ROCE] (%)	14%	17%	18%	18%	14%	13%	12%	**12%**
Return on Networth [RONW] (%)	14%	14%	14%	13%	15%	14%	15%	**13%**
Long Term Debt / Equity	0.66	0.65	0.50	0.34	0.55	0.49	0.51	**0.34**
Total Debt / Equity	0.67	0.66	0.51	0.34	0.56	0.50	0.60	**0.38**

Capital	198	198	198	198	198	198	198	**221 ##**
Shareholder's Reserves	2507	2745	3162	3450	3579	3962	4437	**6331**
Statutory Reserves	1163	1290	1360	1402	1360	1395	1398	**1486**
Borrowings	2598	2789	2399	1721	2860	2755	3633	**3037**
Gross Block (Incl. Capital WIP)	5047	5531	5709	5841	5903	6137	7010	**8164**
Depreciation	1447	1725	2035	2364	2657	2922	3199	**3477**
Net Block	3600	3806	3674	3477	3246	3215	3811	**4687**

Excludes Share Warrants of Rs. 60.99 crs

REPORT ON CORPORATE GOVERNANCE

Company's Philosophy on Corporate Governance

Your Company roots its philosophy on Corporate Governance in the rich legacy of ethical governance practices, many of which were in place even before they were mandated. For your Company, good corporate governance is a synonym for sound management, transparency and disclosure, encompassing good corporate practices, procedures, standards and implicit rules which propel a company to take sound decisions, thus maximising long-term shareholder value. As a Company with a strong sense of values and commitment, Tata Power believes that profitability must go hand in hand with a sense of responsibility towards all stakeholders. This is an integral part of Tata Power's business philosophy.

This philosophy has been sought to be strengthened by the implementation of the Tata Business Excellence Model and the Tata Code of Conduct, which form guidelines for "Leadership with Trust". The Company has adopted all these processes formally right from inception and continuously works on them to improve business performance and enhance stakeholder trust. The Company will continue to focus its energies and resources in creating and safeguarding of shareholders' wealth, and at the same time, protect the interests of all its stakeholders.

In addition to these, the Company has also adopted the requirements of Corporate Governance under Clause 49 of the Listing Agreements, the disclosure requirements of which are given below :

Board of Directors

- **Composition:**

As on 23rd June, 2008, the Board of Directors has 14 members, out of whom four are Executive Directors and ten are Non-Executive Directors (NEDs) who bring in a wide range of skills and experience to the Board. In accordance with the recent amendment to Clause 49 of the Listing Agreement, as Mr R N Tata, who is the Non-Executive Chairman, is classified as 'Promoter', the number of Independent Directors on the Board is required to be half of the total number of Directors. The Company is taking the necessary initiatives to comply with this recent amendment to Clause 49.

None of the Directors on the Board is a Member on more than 10 Committees and Chairman of more than 5 Committees (as specified in Clause 49), across all the companies in which he is a Director. The necessary disclosures regarding Committee positions have been made by the Directors.

Table 1: Composition of the Board as on 31st March, 2008

Name of the Director and Business Relationship	Category of Directorship	* No. of other Directorships	# No. of other Committee Memberships held		No. of Board Meetings attended during the year	Attendance at the 88th Annual General Meeting held on 8th August 2007
			Chairman	Member		
Mr R N Tata, Chairman	Promoter, Non-Executive	13	-	-	7	Yes
Mr Syamal Gupta		9	-	3	10	Yes
Mr R Gopalakrishnan		9	-	4	8	Yes
Dr H S Vachha	Independent, Non-Executive	4	3	1	12	Yes
Mr R K Misra, (Representative of LIC as Investor/Lender)		-	-	-	11	Yes
Mr N H Mirza		4	3	-	9	Yes
Mr R Asthana, State Government Director		4	-	-	4	No
Mr D M Satwalekar[1]		6	2	1	1	NA

Name of the Director and Business Relationship	Category of Directorship	* No. of other Directorships	# No. of other Committee Memberships held		No. of Board Meetings attended during the year	Attendance at the 88th Annual General Meeting held on 8th August 2007
			Chairman	Member		
Mr A J Engineer	Non-Independent, Non-Executive	6	1	-	9	Yes
Mr A K Sardana[1]		4	-	2	9	NA
Mr P R Menon, Managing Director	Executive	12	-	1	11	Yes
Mr S Ramakrishnan, Executive Director		14	2	6	11	Yes
Mr S Padmanabhan,[1] Executive Director		1	-	-	2	NA
Mr B Agrawala,[1] Executive Director		-	-	-	2	NA

[1] Please see Table 2 below.

* Alternate Directorships and directorships of private limited companies, foreign companies and Section 25 companies are excluded.

\# Represents Memberships/Chairmanships of Audit Committee and Shareholders'/ Investors' Grievance Committee of all public limited companies.

None of the Directors of the Company are related to each other.

Table 2: Changes in Board composition during the year

Name of the Director	Details of change	Date of change
Mr G F Grove-White	Resigned as Director and Executive Director & Chief Operating Officer	21st July, 2007
Mr A K Sardana	Relinquished office as Director and Executive Director Appointed as an Additional Director	3rd August, 2007 9th August, 2007
Mr S Padmanabhan	Appointed as an Additional Director and Executive Director	6th February, 2008
Mr D M Satwalekar	Appointed as an Additional Director	12th February, 2008
Mr B Agrawala	Appointed as an Additional Director and Executive Director	15th February, 2008

12 Board Meetings were held during the year and the gap between two meetings did not exceed four months. The dates were:

30th April, 2007; 30th May, 2007; 12th June, 2007; 22nd June, 2007; 26th July, 2007; 23rd August, 2007; 30th October, 2007; 23rd November, 2007; 24th December, 2007; 29th January, 2008; 15th February, 2008 and 26th March, 2008.

The information as required under Annexure IA to Clause 49 is being made available to the Board.

Code of Conduct

The Board has laid down separate Codes of Conduct for Non-Executive Directors and Senior Management personnel of the Company and the same are posted on the Company's website www.tatapower.com. All Board members and senior management personnel have affirmed compliance with the Code of Conduct. The Managing Director has also confirmed and certified the same. The certification is enclosed at the end of this Report.

Committees of the Board

Audit Committee

Table 3: Composition of the Audit Committee as on 31st March, 2008

Sl. No.	Name of the Director	Category	No. of Meetings attended during 2007-08	Remarks
1.	Dr H S Vachha (Chairman)	Non-Executive Independent	9	Dr Vachha is a former executive of ICICI Limited and accordingly has the requisite accounting / related financial management expertise.
2.	Mr Syamal Gupta	Non-Executive	6	Is financially literate
3.	Mr R K Misra	Non-Executive Independent	9	Is financially literate

The Audit Committee met nine times during the year under review on the following dates:

4th May, 2007; 30th May, 2007; 26th July, 2007; 6th August, 2007; 30th October, 2007; 5th November, 2007; 7th January, 2008; 28th January, 2008 and 26th March, 2008.

The terms of reference, role and scope are in line with those prescribed by Clause 49 of the Listing Agreement with the Stock Exchanges. The Company also complies with the provisions of Section 292A of the Companies Act, 1956 pertaining to Audit Committee and its functioning.

At its meeting held on 29th March, 2001, the Board delegated the following powers to the Audit Committee:

- To investigate any activity within its terms of reference.
- To seek information from any employee.
- To obtain outside legal or other professional advice.
- To secure attendance of outsiders with relevant expertise, if it considers necessary.

The Board redefined the role of the Audit Committee, as under:

1. Oversight of the Company's financial reporting process and the disclosure of its financial information, to ensure that the financial statement is correct, sufficient and credible.
2. Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees.
3. Approval of payment to statutory auditors for any other services rendered by the statutory auditors.
4. Reviewing, with the management, the annual financial statements before submission to the Board for approval, with particular reference to:
   a) Matters required to be included in the Directors' Responsibility Statement to be included in the Board's report in terms of Clause (2AA) of Section 217 of the Companies Act, 1956
   b) Changes, if any, in accounting policies and practices and reasons for the same
   c) Major accounting entries involving estimates based on the exercise of judgement by management
   d) Significant adjustments made in the financial statements arising out of audit findings
   e) Compliance with listing and other legal requirements relating to financial statements
   f) Disclosure of any related party transactions
   g) Qualifications in the draft audit report

5. Reviewing, with the management, the quarterly financial statements before submission to the board for approval.
6. Reviewing, with the management, performance of statutory and internal auditors, adequacy of the internal control systems.
7. Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.
8. Discussion with internal auditors any significant findings and follow-up there on.
9. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.
10. Discussion with the statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.
11. To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.
12. To review the functioning of the Whistle Blower mechanism, in case the same is existing.
13. Carrying out any other function as is mentioned in the terms of reference of the Audit Committee.

The Audit Committee invites such of the executives, as it considers appropriate (and particularly the head of the finance function) to be present at its meetings. The Finance Director and head of Internal Audit attend the meetings. The Statutory Auditors are also invited to the meetings. Mr B J Shroff, the Company Secretary, acts as the Secretary of the Committee.

Remuneration Committee

Table 4: Composition of the Remuneration Committee as on 31st March, 2008

Sl. No.	Name of the Director	Category	No. of Meetings attended during 2007-08
1.	Mr N H Mirza (Chairman)	Non-Executive Independent	5
2.	Mr Syamal Gupta	Non-Executive	4
3.	Mr R Gopalakrishnan	Non-Executive	5

The Remuneration Committee met five times during the year on the following dates:

28th June, 2007; 28th September, 2007; 23rd November, 2007; 7th January, 2008 and 29th January, 2008.

The terms of reference of the Committee include recommending to the Board of Directors specific remuneration packages for Executive Directors.

Remuneration Policy

- ***Non-Executive Directors***

The Non-Executive Directors (NEDs) are paid remuneration by way of Commission and Sitting Fees. In terms of the shareholders' approval obtained at the Annual General Meeting (AGM) held on 4th August, 2003, the Commission is paid at a rate not exceeding 1% per annum of the net profits of the Company (computed in accordance with Section 309(5) of the Companies Act, 1956). The distribution of Commission amongst the NEDs is placed before the Remuneration Committee and the Board. The Commission payment for the year ended 31st March, 2007 was distributed broadly on the following basis:

1. Number of meetings of the Board and substantive Committees of the Board attended;
2. Role and responsibility as Chairman/Member of the Board/Committee;
3. Individual contributions at the meetings; and
4. Time spent other than in meetings relating to the operations of the Company.

During the year, the Company paid Sitting Fees of Rs.10,000/- per meeting to the NEDs for attending meetings of the Board, Executive Committee of the Board, Audit Committee, Remuneration Committee and Nominations Committee. At the Board Meeting held on 30th October, 2007, the Sitting Fees payable to the NEDs for attending meetings of the Board and the other Committees mentioned above were revised to Rs.20,000/- per meeting. The fees paid for other Committee meetings was Rs.5,000/- per meeting attended.

- ***Executive Directors***

The Company pays remuneration by way of salary, perquisites and allowances (fixed component) and commission (variable component) to the Managing Director and the Executive Directors. Salary is paid within the range approved by the shareholders. Annual increments effective 1st April each year, as recommended by the Remuneration Committee, are placed before the Board for approval. The ceiling on perquisites and allowances as a percentage of salary, is fixed by the Board. Within the prescribed ceiling, the perquisite package is recommended by the Remuneration Committee and approved by the Board. Commission is calculated with reference to the net profits of the Company in a particular financial year and is determined by the Board/Committee of Directors at the end of the financial year, subject to overall ceilings stipulated in Sections 198 and 309 of the Companies Act, 1956. Specific amount payable to such Directors is based on the performance criteria laid down by the Board which broadly takes into account the profits earned by the Company for the year.

- ***Management Staff***

Remuneration of employees largely consists of basic remuneration, perquisites, allowances and performance incentives. The components of the total remuneration vary for different grades and are governed by industry patterns, qualifications and experience of the employee, responsibilities handled by him, his individual performance etc. For the last few years, effort has also been made to link the annual variable pay of senior managers with the performance of the Company in general and their individual performance for the relevant year measured against specific Key Performance Areas which are aligned to the Company's objectives.

Retirement Policy for Directors

On the recommendation of Tata Sons Ltd., the Board of the Company has, in May 2006, adopted the Revised Guidelines for retirement age wherein Managing Directors and Executive Directors retire at the age of 65 years whilst all the Non-Executive Directors retire at the age of 75 years. The Company has also adopted a Retirement Policy for Managing Directors and Executive Directors which offers special retirement benefits including pension, ex-gratia and medical and other benefits. In addition to the above, the retiring Managing Director is entitled to residential accommodation or compensation in lieu of accommodation on retirement. The quantum and payment of the said benefits are subject to an eligibility criteria of the retiring director and is payable at the discretion of the Board in each individual case on the recommendation of the Remuneration Committee.

The said Retirement Policy has also been approved by the Members at their Annual General Meetings held on 11th August, 1995 and 6th August, 2002.

Remuneration to Directors :

Table 5: Details of Remuneration to Non-Executive Directors during FY08

Name of the Director	Sitting Fees paid (Gross) (Rs.)	Commission paid (Gross) (Rs.) [1]
Mr R N Tata	2,30,000	17,90,000
Mr Syamal Gupta	4,50,000	20,70,000
Mr R Gopalakrishnan	3,35,000	11,70,000
Mr C P Mistry	-	2,80,000
Dr H S Vachha	4,00,000	13,40,000
Mr R K Misra	3,40,000	7,70,000 [2]
Mr A J Engineer [3]	2,45,000	85,00,000
Mr S S Bhatia [4]	-	90,000
Mr N H Mirza	3,25,000	4,40,000
Mr J S Kawale [4]	-	50,000
Mr R Asthana [4]	60,000	-
Mr A K Sardana	80,000	-
Mr D M Satwalekar	20,000	-

[1] Commission relates to the financial year ended 31st March, 2007 which was paid during the financial year under review. Commission of Rs.100 lakhs has been provided as payable to the eligible Non-Executive Directors in the accounts for the year ended 31st March, 2008.

[2] The Commission of Mr Misra, Nominee Director of LIC, was paid to LIC. Travel and other out-of-pocket expenses were reimbursed to Mr Misra for attending Board and Committee Meetings.

[3] During the year, Mr Engineer was paid Rs.20,08,320/- as Pension and Rs.10,16,839 by way of reimbursement for medical and amount in lieu of housing accommodation. Commission of Rs.85 lakhs was paid to him for exemplary individual contribution rendered during FY07.

[4] The remuneration of Mr Bhatia, Mr Kawale and Mr Asthana, State Government Directors, was paid to the Government Treasury.

Apart from this, none of the Non-Executive Directors had any pecuniary relationship or transactions with the Company other than the Directors Fees and Commission received by them.

Table 6: Details of remuneration and perquisites paid and/or value calculated as per the Income-tax Act, 1961 to the Executive Directors

Name	Salary (Rs.)	[1] Commission paid in 2007-08 (Rs.)	Perquisites (Rs.)	Retirement Benefits (Rs.)	Total (Rs.)
Mr P R Menon, Managing Director	43,20,000	50,00,000	45,52,749	11,66,400	1,50,39,149
Mr S Ramakrishnan, Executive Director	26,40,000	60,00,000	36,89,328	7,12,800	1,30,42,128
Mr S Padmanabhan Executive Director (w.e.f. 6th February, 2008)	4,20,345	Nil	3,04,750	1,13,493	8,38,538
Mr B Agrawala Executive Director (w.e.f. 15th February, 2008)	3,03,448	Nil	2,21,092	81,931	6,06,471

Name	Salary (Rs.)	[1] Commission paid in 2007-08 (Rs.)	Perquisites (Rs.)	Retirement Benefits (Rs.)	Total (Rs.)
Mr G F Grove-White, Executive Director & Chief Operating Officer (till 20th July, 2007)	7,29,032	25,00,000	18,57,747	Nil	50,86,779
Mr A K Sardana, Executive Director (till 2nd August, 2007)	6,90,968	Nil	9,51,424	95,353	17,37,745

[1] Commission relates to the financial year ended 31st March, 2007 which was paid during the financial year under review. Commission of Rs.275 lakhs has been provided as payable to the eligible Executive Directors in the accounts of the current year, the distribution of which is yet to be determined.

Salient features of the agreements -

i) executed by the Company with Mr Menon, Managing Director and Mr Ramakrishnan, Executive Director, and

ii) to be executed by the Company with Mr Padmanabhan and Mr Agrawala, Executive Directors

are given below in Table 7.

Shareholders approval is being sought at the forthcoming AGM for the agreements to be executed with Mr Padmanabhan and Mr Agrawala.

Table 7:

Terms of Agreement	Mr P R Menon Managing Director	Mr S Ramakrishnan Executive Director	Mr S Padmanabhan Executive Director	Mr B Agrawala Executive Director
Period of appointment	16-10-2006 to 31-1-2011	1-10-2004 to 30-9-2009	6-2-2008 to 5-2-2013	15-2-2008 to 14-2-2013
Remuneration - Salary	Basic salary upto a maximum of Rs.5,00,000 p.m.	Basic salary upto a maximum of Rs.4,00,000 p.m.		
- Commission	At the discretion of the Board within the limits stipulated under the Companies Act, 1956.			
- Incentive Remuneration	At the discretion of the Board, not exceeding 200% of basic salary			
- Benefits, perquisites and allowances (excluding Company's contribution to Provident Fund, Superannuation, Gratuity, Leave Encashment)	As may be determined by the Board from time to time			
Notice period	The Agreements may be terminated by either party giving to the other party six months' notice or the Company paying six months' remuneration in lieu thereof.			
Severance fees	There is no separate provision for payment of severance fees.			
Stock Option	Nil			

Besides the above, Mr Agrawala is also entitled to a one-time payment of Rs.20,00,000 to cover any costs involved due to his joining the Company at the earliest possible date, till now not claimed.

The above agreements are contractual in nature.

Details of number of shares and convertible instruments held by Non-Executive Directors

Except for Mr R N Tata, who holds 400 Equity Shares of Rs.10/- each of the Company, no other Non-Executive Director holds any shares or convertible instruments of the Company.

Shareholders'/Investors' Grievance Committee

Table 8: Composition of the Shareholders'/Investors' Grievance Committee as on 31st March, 2008

Name of the Director	Category of Directorship	No. of Meetings attended during 2007-08
Mr Syamal Gupta (Chairman)	Non-Executive	3
Dr H S Vachha	Non-Executive, Independent	3
Mr S Ramakrishnan	Executive	3

The Shareholders'/Investors' Grievance Committee met thrice during the year on 13th July, 2007, 25th October, 2007 and 17th March, 2008.

In accordance with Clause 49(IV)(G)(iv) of the Listing Agreements with the Stock Exchanges, the Board has authorised Mr B J Shroff, Company Secretary and Compliance Officer, and Mr A S Bapat, Chief - Legal of the Company, to severally approve share transfers/transmissions, in addition to the powers with the members of the Shareholders'/ Investors' Grievance Committee. Share Transfer formalities are regularly attended to and atleast once a fortnight.

All investor complaints which cannot be settled at the level of Mr B J Shroff, Company Secretary and Compliance Officer, are placed before the Committee for final settlement.

The status of total number of complaints received during the year were as follows:

Sl. No.	Description	Received	Replied	Pending
A	**Letters received from Statutory Bodies**			
	SEBI	9	8	1
	Stock Exchanges	4	4	0
	Depositories	3	3	0
B	**Dividends**			
	Non-receipt of Dividend/Interest warrants (pending reconciliation at the time of receipt of letters)	39	39	0
C	**Letters in the nature of reminders/complaints**	2	1	1
	Total	**57**	**55**	**2**

There were 2 unresolved complaints as on 31st March, 2008. Both have since been resolved.

37 transfers and 59 demats, which were pending as on 31st March, 2008, have been subsequently processed and completed.

Investor Survey

A questionnaire was sent to all the shareholders of the Company in November 2007 to determine the satisfaction levels and explore avenues for improvement based on suggestions made by them. 4,133 responses were received. Various suggestions received from the shareholders were duly considered and appropriate action was taken on the merits. The Company would welcome suggestions that will further help improving its services to shareholders.

As per the commitment made in the questionnaire, a sum of Rs.4,13,300/- was donated to National Association for the Blind for the responses received by the Company @ Rs.100 per response received.

Other Committees of the Board as on 31st March, 2008

Executive Committee of the Board

The Executive Committee of the Board comprises of Mr R N Tata (Chairman), Mr Syamal Gupta, Mr R Gopalakrishnan, Mr A J Engineer, Mr N H Mirza, Mr P R Menon (Managing Director) and Mr S Ramakrishnan, Mr S Padmanabhan and Mr B Agrawala (Executive Directors). This Committee covers a detailed review of the following items before being presented to the full Board:

- Business and strategy review
- Long-term financial projections and cash flows
- Capital and Revenue Budgets and capital expenditure programmes
- Acquisitions, divestments and business restructuring proposals
- Senior management succession planning
- Any other item as may be decided by the Board

Nominations Committee

The Nominations Committee comprises of Dr H S Vachha (Chairman), Mr R N Tata and Mr R K Misra. This Committee makes recommendations regarding composition of the Board and would therefore identify Independent Directors to be inducted to the Board from time to time and take steps to refresh the composition of the Board from time to time.

Ethics and Compliance Committee

In accordance with the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, as amended (the Regulations), the Board of Directors of the Company adopted the Code of Conduct for Prevention of Insider Trading and the Code of Corporate Disclosure Practices (the Code) to be followed by Directors, Officers and other employees. The Code is based on the principle that Directors, Officers and employees of a Tata Company owe a fiduciary duty to, among others, the shareholders of the Company to place the interest of the shareholders above their own and conduct their personal securities transactions in a manner that does not create any conflict of interest situation. The Code also seeks to ensure timely and adequate disclosure of Price Sensitive Information to the investor community by the Company to enable them to take informed investment decisions with regard to the Company's securities.

In terms of this Code, a Committee has been constituted called 'Ethics and Compliance Committee' comprising of Dr H S Vachha (Chairman) and Mr A J Engineer.

Mr S Ramakrishnan, Executive Director (Finance) is the Compliance Officer to ensure compliance and effective implementation of the Regulations and also this Code across the Company.

Management

This Annual Report has a detailed chapter on Management Discussion and Analysis.

General Body Meetings

The last three AGMs were held as under:

Financial Year ended	Day & Date	Time	Venue
31st March, 2007	Wednesday, 8th August, 2007	3 p.m.	Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, Mumbai 400 020.
31st March, 2006	Tuesday, 1st August, 2006		
31st March, 2005	Thursday, 4th August, 2005		

Details of Special Resolutions passed in the previous three AGMs

Date of AGM	Particulars of Special Resolutions passed thereat
8th August, 2007	i) Change in place of keeping Registers and Records ii) Alteration in the Articles of Association of the Company iii) Appointment of Auditors iv) Appointment of Branch Auditors
1st August, 2006	No Special Resolutions were passed at this AGM
4th August, 2005	i) Raising the limit for investment by Foreign Institutional Investors in the Company's paid-up capital ii) Appointment of Auditors iii) Appointment of Branch Auditors

None of the business required to be transacted at this AGM is proposed to be passed by postal ballot.

Postal Ballot

A. The Company successfully completed the process of obtaining the approval of its Members on the Special Resolution under Section 81(1A) of the Companies Act, 1956 for raising additional long-term funds by issue of (a) not exceeding 98,94,000 Equity Shares of Rs.10 each and (b) not exceeding 1,03,89,000 Warrants with option to subscribe to one Equity Share of Rs.10 each per Warrant, which option was exercisable after 1st April, 2008 but not later than 18 months from the date of issue of the Warrants, for cash on preferential allotment basis to the main Promoter of the Company, Tata Sons Limited.

Ms Shirin Bharucha, Legal Advisor, who was appointed as the Scrutinizer, carried out the Postal Ballot process in a fair and transparent manner. The results were announced on 19th June, 2007.

Voting Pattern and Procedure for Postal Ballot

1. The Board of Directors of the Company, vide Resolution passed on 30th April, 2007, had appointed Ms. Shirin Bharucha, Legal Advisor, as the Scrutinizer for conducting the postal ballot voting process.
2. The Company had, on 19th May, 2007, completed the dispatch of postal ballot forms alongwith postage prepaid business reply envelopes to its Members whose name(s) appeared on the Register of Members/list of beneficiaries as on 27th April, 2007.
3. Particulars of the postal ballot forms received from the Members were entered in a register separately maintained for the purpose.
4. The postal ballot forms were kept under her safe custody in sealed and tamper proof ballot boxes before commencing the scrutiny of such postal ballot forms.
5. All postal ballot forms received/receivable up to the close of working hours on 18th June, 2007, the last date and time fixed by the Company for receipt of the forms, had been considered for her scrutiny.
6. Envelopes containing postal ballot forms received after close of business hours on 18th June, 2007, had not been considered for her scrutiny.
7. Mr P R Menon, Managing Director, had announced the following result of the Postal Ballot as per the Scrutinizer's Report :

Number of valid postal ballot forms received	7,043
Number of invalid postal ballot forms received	551
Votes in favour of the Resolution	13,10,44,083
Votes against the Resolution	6,87,638

Accordingly, the Special Resolution set out in the Notice dated 4th May, 2007 was duly passed by the requisite majority of the shareholders.

B. The Company successfully completed the process of obtaining the approval of its Members on the Special Resolutions under (i) Section 81(1A) of the Companies Act, 1956 (the Act) for raising additional long term funds, (ii) Section 149(2A) of the Act for commencement of new business and (iii) Section 31 of the Act for alteration of the Articles of Association of the Company.

Ms. Shirin Bharucha, Legal Advisor, who was appointed as the Scrutinizer, carried out the Postal Ballot process in a fair and transparent manner. The results were announced on 18th January, 2008.

Voting Pattern and Procedure for Postal Ballot

1. The Board of Directors of the Company, vide Resolution passed on 23rd November, 2007, had appointed Ms. Shirin Bharucha, Legal Advisor, as the Scrutinizer for conducting the postal ballot voting process.
2. The Company had, on 17th December, 2007, completed the dispatch of postal ballot forms alongwith postage prepaid business reply envelopes to its Members whose name(s) appeared on the Register of Members/list of beneficiaries as on 30th November, 2007.
3. Particulars of the postal ballot forms received from the Members were entered in a register separately maintained for the purpose.
4. The postal ballot forms were kept under her safe custody in sealed and tamper proof ballot boxes before commencing the scrutiny of such postal ballot forms.
5. All postal ballot forms received/receivable up to the close of working hours on 16th January, 2008, the last date and time fixed by the Company for receipt of the forms, had been considered for her scrutiny.
6. Envelopes containing postal ballot forms received after close of business hours on 16th January, 2008, had not been considered for her scrutiny.
7. Mr S Ramakrishnan, Executive Director, had announced the following result of the Postal Ballot as per the Scrutinizer's Report :

	Item No. 1	Item No. 2	Item No. 3
Number of valid postal ballot forms received	8,320	8,128	8,077
Number of invalid postal ballot forms received	565	757	808
Votes in favour of the Resolution	12,05,21,896	12,10,83,108	12,10,46,033
Votes against the Resolution	6,32,776	24,164	34,504

Accordingly, the Special Resolutions set out in the Notice dated 30th November, 2007 were duly passed by the requisite majority of the shareholders.

No Court-convened Meetings were held during the last three years.

Disclosures

1. There were no materially significant related party transactions i.e. transactions of the Company of material nature, with its promoters, directors or the management, their subsidiaries or relatives etc. during the year, that may have potential conflict with the interests of the Company at large.
2. The Board has received disclosures from key managerial personnel relating to material, financial and commercial transactions where they and/or their relatives have personal interest. There are no materially significant related party transactions which have potential conflict with the interest of the Company at large.
3. There was no non-compliance during the last three years by the Company on any matter related to Capital Market. There were no penalties imposed nor strictures passed on the Company by Stock Exchanges, SEBI or any statutory authority.

4. The Board of Directors of the Company has adopted a Whistle Blower Policy for establishing a mechanism for employees to report to the management concerns about unethical behaviour, actual or suspected fraud or violation of the Company's Code of Conduct or ethics policy. The said policy has been posted on the Company's intranet site. The Company affirms that no employee has been denied access to the Audit Committee.

5. All mandatory requirements as per Clause 49 of the Listing Agreement have been complied with by the Company.

6. The Company follows Accounting Standards notified under the Companies Act, 1956 and there are no statutory audit qualifications in this regard.

7. In terms of Clause 49(V) of the Listing Agreement, the Managing Director and the Executive Director (Finance) made a certification to the Board of Directors in the prescribed format for the year under review which has been reviewed by the Audit Committee and taken on record by the Board.

Means of Communication

1. **Quarterly Results:** Quarterly and half-yearly reports are published in the following newspapers :

Name of the Newspaper	Region	Language
Indian Express – All editions	Ahmedabad, Vadodara, Mumbai, Chandigarh, New Delhi, Kolkata, Lucknow, Nagpur and Pune	English
Loksatta – All editions	Ahmednagar, Mumbai, Pune and Nagpur	Marathi
Jam-e-Jamshed	Mumbai	Gujarati
Vyapar	Mumbai and Rajkot	Gujarati

2. **Half-Yearly Reports :** Half-yearly reports covering financial results are sent to members at their registered address.

3. **News Releases, Presentations etc.:** Official news releases, detailed presentations made to media, analysts, institutional investors, etc. are displayed on the Company's website www.tatapower.com. Official media releases, sent to the Stock Exchanges, are given directly to the press.

4. **Website:** Comprehensive information about the Company, its business and operations, Press Releases and Investor Information can be viewed at the Company's website www.tatapower.com. The 'Investor Relations' section serves to inform the investors by providing key and timely information like details of Directors, Financial Results, Annual Reports, shareholding pattern, presentations made to Analysts etc.

   Members also have the facility of raising their queries/complaints on share related matters through a facility provided on the 'Investor Relations' section.

5. **Annual Report:** The Annual Report is posted to members and others entitled to receive it.

6. **SEBI EDIFAR/Corporate Filing and Dissemination System:** The Annual Report, quarterly results and the shareholding pattern of the Company were also posted on the SEBI EDIFAR website www.sebiedifar.nic.in till the quarter ended 31st December, 2007, after which these filings were required to be done on the Corporate Filing and Dissemination System (CFDS) as mandated by the Stock Exchanges. The CFDS portal is a single source to view information filed by listed companies. From the quarter beginning 1st January, 2008, all disclosures and communications to Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE) are filed electronically through the CFDS portal. Hard copies of the said disclosures and correspondence are also filed with the Stock Exchanges.

7. **Reminders to Investors:** Reminders for unpaid dividend were sent to the shareholders as per records. Circulars were also sent to shareholders urging them to opt for ECS as a mode of receiving corporate benefits.

8. **Factory visit:** To familiarise our shareholders with the Company's operations, based on requests by its shareholders, the Company arranges for visits to its hydro stations in small batches. During Financial Year 2007-08, shareholders were taken to Khopoli Generating Station.

General Shareholder Information

1. The AGM is scheduled to be held on Wednesday, 10th September, 2008 at 3 p.m. at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai 400 020.

As required under Clause 49(IV)(G)(i) of the Listing Agreements with the Stock Exchanges, particulars of Directors seeking appointment/re-appointment at the forthcoming AGM are given in the Annexure to the Notice of the AGM to be held on 10th September, 2008.

2. **Financial Year:** 1st April, 2007 to 31st March, 2008
3. **Book Closure:** From 21st August, 2008 to 10th September, 2008 (both days inclusive).
4. **Dividend Payment Date:** 12th September, 2008
5. **Listing on Stock Exchanges:** The Company's Shares are listed on the following 2 Stock Exchanges in India:

Bombay Stock Exchange Limited
(Regional Stock Exchange)
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001.

National Stock Exchange of India Limited
'Exchange Plaza'
Bandra-Kurla Complex
Bandra (E), Mumbai 400 051.

The Global Depository Shares (GDS) issued by the Company jointly with the erstwhile The Tata Hydro-Electric Power Supply Company Limited and The Andhra Valley Power Supply Company Limited in the International Market have been listed on the Luxembourg Stock Exchange and have been accepted for clearance through Euroclear and Cedel. They have also been designated for trading in the PORTAL System of the National Association of Securities Dealers, Inc. The Foreign Currency Convertible Bonds issued by the Company are listed on Singapore Stock Exchange. The Company has received conversion notices for 1,77,913 FCCBs as of 23rd June, 2008 and allotted 1,30,62,257 Equity Shares of Rs.10/- each to the FCCB holders. 22,087 FCCBs were outstanding as on date.

The following series of Debentures issued by the Company have been listed on the Wholesale Debt Market segment of NSE:

Sl. No.	Series	Amount outstanding as on 31/3/2008 (Rs. in crores)
1.	10.2% Redeemable Transferable Secured Non-Convertible Debentures	131
2.	6000 7.1% Transferable Secured Redeemable Non-Convertible Debentures	600

On 25th April, 2008, the Company allotted 5,000 Transferable Secured Redeemable Non-Convertible Debentures aggregating to Rs. 500 crores. These too have been listed on the Wholesale Debt Market segment of NSE. On 20th June, 2008, the Company allotted a further 5,000 Transferable Secured Redeemable Non-Convertible Debentures aggregating to Rs. 500 crores.

The Company has paid the requisite Annual Listing Fees to the 2 Stock Exchanges for the financial year 2007-08.

6. **Stock Code (For Equity Shares)**

BSE (Physical form) (Demat form)	 400 500400
NSE	TATAPOWER EQ

7. Market Information:

a) Market Price Data: High, low during each month and trading volumes of the Company's Equity Shares during the last financial year at BSE and NSE are given below:

Stock Exchange	BSE			NSE		
Month	High	Low	No. of shares traded during the month	High	Low	No. of shares traded during the month
April 2007	598.55	496.10	19,62,318	598.65	495.80	58,70,153
May 2007	610.65	573.00	13,04,852	611.55	571.85	56,61,525
June 2007	670.95	579.95	26,72,305	671.05	578.55	1,00,48,671
July 2007	734.05	656.25	18,81,712	734.85	656.25	65,14,400
August 2007	721.75	670.60	21,17,269	725.05	670.20	85,83,582
September 2007	855.20	684.50	30,67,485	854.30	684.60	1,07,39,297
October 2007	1,370.90	900.45	1,91,64,714	1,365.75	902.50	5,36,62,028
November 2007	1,365.85	1,114.45	54,15,669	1,369.85	1,113.15	2,46,47,471
December 2007	1,470.95	1,255.10	32,23,125	1,470.05	1,250.55	1,64,10,001
January 2008	1,626.80	1,084.65	39,49,235	1,629.15	1,082.50	2,13,06,871
February 2008	1,447.20	1,174.10	23,62,207	1,448.20	1,180.85	1,24,70,428
March 2008	1,306.65	1,052.45	32,46,850	1,306.10	1,047.60	1,39,73,797

b) Performance of Tata Power Share price in comparison to BSE Sensex:


TATA POWER PRICE Vs.BSE SENSEX
1600.00
1400.00
1200.00
1000.00
800.00
600.00
400.00
22000
21000
20000
19000
18000
17000
16000
15000
14000
13000
12000
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Cct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
TATA Power
BSE Sensex

8. Registrars and Transfer Agents: TSR Darashaw Limited (TSRDL)
6-10, Haji Moosa Patrawala Industrial Estate
20, Dr E Moses Road, Mahalaxmi
Mumbai 400 011.
Tel.: 022 6656 8484
Fax: 022 6656 8494
Email: csg-unit@tsrdarashaw.com
Website: www.tsrdarashaw.com

For the convenience of shareholders based in the following cities, transfer documents and letters will also be accepted at the following branches/agencies of TSRDL:

Branches of TSRDL

1. TSR Darashaw Limited
   503, Barton Centre, 5th floor
   84, Mahatma Gandhi Road
   Bengaluru 560 001
   Tel.: 080 2532 0321
   Fax : 080 2558 0019
   E-mail : tsrdlbang@tsrdarashaw.com

2. TSR Darashaw Limited
   Bungalow No.1, 'E' Road
   Northern Town, Bistupur
   Jamshedpur 831 001
   Tel.: 0657 242 6616
   Fax : 0657 242 6937
   E-mail: tsrdljsr@tsrdarashaw.com

3. TSR Darashaw Limited
   Tata Centre, 1st Floor
   43, Jawaharlal Nehru Road
   Kolkata 700 071
   Tel.: 033 2288 3087
   Fax : 033 2288 3062
   E-mail : tsrdlcal@tsrdarashaw.com

4. TSR Darashaw Limited
   Plot No.2/42, Sant Vihar
   Ansari Road, Darya Ganj
   New Delhi 110 002
   Tel.: 011 2327 1805
   Fax : 011 2327 1802
   E-mail : tsrdldel@tsrdarashaw.com

Agent of TSRDL

Shah Consultancy Services Limited
1, Sumatinath Complex, 2nd Dhal
Pritam Nagar, Ellisbridge
Ahmedabad 380 006
Telefax : 079 2657 6038
E-mail : shahconsultancy@hotmail.com

9. Share Transfer System : Share Transfers in physical form can be lodged with TSRDL at the abovementioned address or at their branch offices, addresses of which are available on – website: www.tsrdarashaw.com

The Transfers are normally processed within 20 days from the date of receipt. If the documents are complete in all respects, Mr B J Shroff, the Company Secretary and Compliance Officer and Mr A S Bapat, Chief-Legal, are severally empowered to approve transfers, in addition to the powers with the members of the Shareholders'/Investors' Grievance Committee.

10. Distribution of Shares as on 31st March, 2008

Slab	Number of shareholders				Number of Shares					
	Physical	Demat	Total	%	Physical	%	Demat	%	Total	%
1 - 500	43204	100572	143776	88.81	5944021	2.69	9622006	4.36	15566027	7.05
501 - 1000	3661	6992	10653	6.58	2476486	1.12	5028490	2.28	7504976	3.40
1001 - 2000	977	3309	4286	2.65	1365445	0.62	4678591	2.12	6044036	2.74
2001 - 3000	284	1007	1291	0.80	693802	0.32	2485226	1.13	3179028	1.45
3001 - 4000	146	482	628	0.39	514036	0.23	1701024	0.77	2215060	1.00
4001 - 5000	54	240	294	0.18	242432	0.11	1085493	0.49	1327925	0.60
5001 - 10000	60	418	478	0.29	392570	0.18	2937616	1.33	3330186	1.51
10001 and above	21	465	486	0.30	447848	0.20	181085076	82.05	181532924	82.25
Total	48407	113485	161892	100.00	12076640	5.47	208623522	94.53	220700162	100.00

* Excluding 230308 shares not allotted but held in abeyance, 440270 shares cancelled pursuant to a Court Order and 4804040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Co. Ltd. cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature at Bombay.

11. Shareholding pattern as on 31st March, 2008

Category code	Category of Shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total Shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
A	**Shareholding of Promoter and Promoter Group**					
1.	**Indian**					
a)	Individuals/Hindu Undivided Family	0	0	0	0.00	0.00
b)	Central Government/State Government(s)	0	0	0	0.00	0.00
c)	Bodies Corporate	13	73660080	73659328	33.41	33.38
d)	Financial Institutions/Banks	0	0	0	0.00	0.00
e)	Any Other (Trust)	3	65624	65624	0.03	0.03
Sub-Total (A) (1)		**16**	**73725704**	**73724952**	**33.44**	**33.41**
2.	**Foreign**					
a)	Individuals (Non-Resident Individuals/ Foreign Individuals)	0	0	0	0.00	0.00
b)	Bodies Corporate	0	0	0	0.00	0.00
c)	Institutions	0	0	0	0.00	0.00
d)	Any Other (specify)	0	0	0	0.00	0.00
Sub-Total (A) (2)		**0**	**0**	**0**	**0.00**	**0.00**
Total Shareholding of Promoter and Promoter Group (A) = (A)(1)+(A)(2)		**16**	**73725704**	**73724952**	**33.44**	**33.41**
B	**Public Shareholding**					
1.	**Institutions**					
a)	Mutual Funds/UTI	163	14822460	14730138	6.72	6.72
b)	Financial Institutions/Banks	188	485230	434936	0.22	0.22
c)	Central Government/State Government(s)	6	135955	110699	0.06	0.06
d)	Venture Capital Funds	0	0	0	0.00	0.00
e)	Insurance Companies	46	42050784	42026210	19.07	19.05
f)	Foreign Institutional Investors	292	45565584	45558636	20.67	20.65
g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
h)	Any Other (specify)	0	0	0	0.00	0.00
Sub-Total (B) (1)		**695**	**103060013**	**102860619**	**46.74**	**46.70**

2.	**Non-Institutions**					
a)	Bodies Corporate	2053	2013410	1794557	0.91	0.91
b)	Individuals-					
i.	Individual shareholders holding nominal share capital upto Rs.1 lakh	158950	37453126	26027315	16.99	16.97
ii.	Individual shareholders holding nominal share capital in excess of Rs.1 lakh	126	2531818	2302744	1.15	1.14
c)	Any Other (specify)					
i	Trust	34	59082	57716	0.03	0.03
ii.	Overseas Corporate Bodies	4	1160	0	0.00	0.00
iii.	Foreign Bodies	11	1630019	1630019	0.74	0.74
Sub-Total (B) (2)		**161178**	**43688615**	**31812351**	**19.82**	**19.79**
Total Public Shareholding (B) = (B)(1)+(B)(2)		**161873**	**146748628**	**134672970**	**66.56**	**66.49**
TOTAL (A)+(B)		**161889**	**220474332**	**208397922**	**100.00**	**99.90**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	3	225830	225600	0.10	0.10
	GRAND TOTAL (A)+(B)+(C)	**161892**	**220700162**	**208623522**		**100.00**

12. Dematerialisation of Shares as on 31st March, 2008 and Liquidity :

The Company's shares are compulsorily traded in dematerialised form and are available for trading on both the Depositories in India, viz. National Securities Depository Ltd. (NSDL) and Central Depository Services (India) Ltd. (CDSL).


1.32 (CDSL)
5.47 (Physical)
93.21 (NSDL)

Particulars of Shares	Equity Shares of Rs.10 each		Shareholders	
	Number	% of total	Number	% of total
Dematerialised form				
NSDL	20,57,21,843	93.21	94,883	58.61
CDSL	29,01,679	1.32	18,602	11.49
Sub-Total	**20,86,23,522**	**94.53**	**1,13,485**	**70.10**
Physical form	1,20,76,640	5.47	48,407	29.90
Total	**22,07,00,162**	**100.00**	**1,61,892**	**100.00**

International Securities Identification Number (ISIN)

Under the Depository system, the ISIN allotted to the Company's shares in dematerialised form is **INE245A01013**.

The Annual Custodial Fees for the Financial Year 2007-08 were paid to NSDL and CDSL.

The Company's shares are regularly traded on BSE and NSE as is seen from the volume of shares indicated in the table containing market information.

13. Number of GDS outstanding as: on 31st March, 2008 2509

Since the underlying Equity Shares represented by GDS have been allotted in full, the outstanding GDS have no impact on the Equity of the Company.

14. Number of Warrants Outstanding: On 19th June, 2007, the Company issued 98,94,000 Equity Shares of Rs.10/- each and 1,03,89,000 Warrants to Tata Sons Limited on preferential basis, taking the issued share capital of the Company to 21,34,31,712 Equity Shares of Rs.10/- each. These Equity Shares were allotted to Tata Sons Limited on 3rd July, 2007 taking the paid up Equity Share Capital to 20,77,91,864 Equity Shares of Rs.10/- each.

15. Plant Location:

a) Thermal Power Stations:

i) Trombay Generating Station
Mahul Road, Chembur
Mumbai 400 074
Maharashtra

ii) Jojobera Power Plant,
Jojobera
Jamshedpur 831 016
Jharkhand

iii) Belgaum Power Plant
Plot Nos. 1234 to 1240 & 1263 to 1297, KIADB Kanbargi Industrial Area,
Auto Nagar, Belgaum 590 010
Karnataka

b) Hydro Generating Stations :

i) Generating Station
Bhira P O Bhira
Taluka Mangaon
Dist. Raigad
Maharashtra 402 308

ii) Generating Station
Bhivpuri
P O Bhivpuri Camp
Taluka Karjat, Dist. Raigad
Maharashtra 410 201

iii) Generating Station
Khopoli
P O Khopoli Power House
Dist. Raigad
Maharashtra 410 204

c) Wind Farms:

i) Village Shahjahanpur &
Pimpalgaon
Taluka Parner
Dist. Ahmednagar
Maharashtra

ii) Village Khandke
Taluka &
Dist. Ahmednagar
Maharashtra

iii) Taluka Sakri
Dist. Dhulia
Maharashtra

d) Transmission Division : Shil Road, Netivli
Kalyan Dist. Thane
Maharashtra 421 301

e) Distribution Division : Senapati Bapat Marg
Lower Parel
Mumbai 400 013

f) Strategic Electronics Division : 42/43 Electronic City
Electronic City Post Office
Hosur Road, Bengaluru 561 229

16. Address for correspondence : The Tata Power Company Limited
Bombay House, 24, Homi Mody Street
Mumbai 400 001 Tel.: 6665 8282 Fax : 6665 8801

17. Compliance with Non-Mandatory Requirements

i) The Board

Being the Group Chairman, the Company does not reimburse expenses incurred by the Non-Executive Chairman for maintenance of a separate Chairman's Office.

At its meeting held on 29th May, 2006, the Board of Directors has adopted the Revised Guidelines (2006) for Composition of the Board of Directors, Committees of the Board and Retirement Age of Directors. In line with best practice to continuously refresh the Board's membership, the Board is encouraged to seek a balance between change and continuity.

ii) Remuneration Committee

The Board has set up a Remuneration Committee. Please see details in para on Remuneration Committee.

iii) Shareholder Rights

A half yearly declaration of financial performance including summary of the significant events in the last six months, is sent to all the shareholders. The results are also put up on the Company's website www.tatapower.com and are also available on www.sebiedifar.nic.in

iv) Audit qualifications

During the year under review, there was no audit qualification in the Company's financial statements. The Company continues to adopt best practices to ensure a regime of unqualified financial statements.

v) Training of Board Members

The Company's Board of Directors comprises of professionals with expertise in their respective fields and industry. They endeavour to keep themselves updated with changes in the economy, legislation and technologies.

vi) Mechanism for evaluation of Non-Executive Board Members

Performance evaluation of Non-Executive Board Members is done by the Remuneration Committee and its recommendations are placed before the Board for consideration.

vii) Whistle Blower Policy

The Company has adopted a Whistle Blower Policy. Please refer to the para under the head 'Disclosures'.

18. Other Shareholder information

Corporate Identity Number (CIN)

The CIN allotted to the Company by the Ministry of Corporate Affairs, Government of India is L28920MH1919PLC000567.

TOLL FREE Investor Helplines

The Company maintains two TOLL FREE Investor Helplines to give shareholders the convenience of one more contact point with TSRDL, Registrar and Transfer Agent of the Company, for redressal of grievances/ responses to queries. This was intimated to all shareholders. The Toll Free numbers are 1800-22-8775 and 1800-209-8484.

Shareholders' Relations Team

The Shareholders' Relations Team is located at the Registered Office of the Company.

Contact Person : Mr H M Mistry Tel.: 6665 7515 Fax: 6665 8867

In compliance with Clause 47(f) of the Listing Agreement, a separate e-mail ID investorcomplaints@tatapower.com has been set up as a dedicated ID solely for the purpose of dealing with shareholders' complaints.

Transfer of unclaimed dividend to Investor Education and Protection Fund

Pursuant to the provisions of Sections 205A and 205C of the Companies Act, 1956, the dividend which remains unclaimed/unpaid for a period of seven years from the date of transfer to the unpaid dividend account is required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government.

The status of dividend remaining unclaimed is given hereunder:

Unclaimed Dividend	Status	Whether it can be claimed	Can be claimed from
Upto and including the Financial Year 1994-95	Transferred to General Revenue Account of the Central Government	Yes	The Registrar of Companies, Central Government Office Building, A-Wing, 2nd Floor, CBD Belapur, Navi Mumbai – 400 614, Maharashtra. Application to be made in Form II prescribed by the Companies Unpaid Dividend (Transfer to the General Revenue Account of the Central Government) Rules, 1978.
For the Financial Years 1995-96 to 1999-2000	Transferred to the IEPF of the Central Government	No	Not applicable
For the Financial Years 2000-01 and thereafter	Lying in respective Unpaid Dividend Accounts	Yes	TSR Darashaw Ltd., Registrar and Share Transfer Agent

The due dates for transfer to IEPF of the dividend remaining unclaimed since 2000-01 are provided hereunder:

Date of dividend payment	Due date for transfer to the IEPF	Last date for claiming payment from TSRDL
14.08.2001	10.10.2008	21.08.2008
12.06.2002	18.07.2009	01.06.2009
06.08.2003	03.10.2010	13.08.2010
30.06.2004	01.09.2011	12.07.2011
08.08.2005	04.10.2012	14.08.2012
04.08.2006	03.10.2013	13.08.2013
10.08.2007	09.10.2014	14.08.2014

Members are requested to get in touch with TSRDL for encashing the unclaimed dividend, if any, standing to the credit of their account.

After transfer of the said amounts to the IEPF, no claims in this respect shall lie against the IEPF or the Company nor shall any payment be made in respect of such claims.

Shares held in electronic form

Shareholders holding shares in electronic form may please note that:

i) Instructions regarding bank details which they wish to have incorporated in future dividend warrants must be submitted to their Depository Participants (DP). As per the regulations of NSDL and CDSL, the Company is obliged to print bank details on the dividend warrants, as furnished by these Depositories to the Company.

ii) Instructions already given by them for shares held in physical form will not be automatically applicable to the dividend paid on shares held in electronic form.

iii) Instructions regarding change of address, nomination and power of attorney should be given directly to the DP.

iv) The Company provides ECS facilities for shares held in electronic form and shareholders are urged to avail of this facility.

Bank Details

Shareholders holding shares in physical form are requested to notify/send the following to TSRDL to facilitate better servicing:

i) any change in their address/ mandate/ bank details, and

ii) particulars of the bank in which they wish their dividend to be credited, in case they have not been furnished earlier.

Shareholders are advised that respective bank details and address as furnished by them or by NSDL/CDSL to the Company, for shares held in physical form and in electronic form respectively, will be printed on their dividend warrants as a measure of protection against fraudulent encashment.

Electronic Clearing Service (ECS) Facility

Under ECS facility, shareholders get an option to receive dividend directly into their bank account rather than receiving the same through Dividend Warrants. Shareholders holding shares in physical form, who wish to avail ECS facility, are requested to send their ECS mandate in the prescribed form to TSRDL, in the event they have not done so earlier. Shareholders holding shares in electronic form are requested to give the ECS mandate to their respective DPs directly.

The ECS Mandate Form can be obtained from TSRDL or downloaded from the Company's website www.tatapower.com under the section 'Investor Relations'.

Depository Services

Shareholders may write to the respective Depository or to TSRDL for guidance on depository services. Address for correspondence with the Depositories are as follows:

National Securities Depository Limited
Trade World, 4th Floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013
Tel.: 022-2499 4200
Fax : 022-2497 2993/2497 6351
E-mail : info@nsdl.co.in
website : www.nsdl.co.in

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
17th Floor, Dalal Street
Mumbai 400 023
Tel.: 022-2272 3333
Fax : 022-2272 3199/2072
E-mail : investor@cdslindia.com
website : www.cdslindia.com

Nomination Facility

Pursuant to the provisions of Section 109A of the Companies Act, 1956, shareholders are entitled to make nominations in respect of shares held by them. Shareholders holding shares in physical form and intending to make/change the nomination in respect of their shares in the Company, may submit their requests in Form No.2B to TSRDL. Shareholders holding shares in electronic form are requested to give the nomination request to their respective DPs directly.

Form No. 2B can be obtained from TSRDL or downloaded from the Company's website www.tatapower.com under the section 'Investor Relations'.

Odd Lot Facility

Having regard to the difficulties experienced by shareholders with small holdings in disposing of the shares held by them in physical form, TSRDL has framed a Scheme for the purchase of such shares. Interested shareholders **with a shareholding of upto 50 shares** of Rs.10/- each may contact TSRDL for further details.

- Shareholders holding shares in electronic form should address their correspondence to their respective DPs, other than for dividend, which should be addressed to TSRDL.
- Shareholders are requested to provide their e-mail address, telephone/fax numbers and quote their account numbers/DP ID & Client ID numbers in all correspondence with TSRDL to facilitate prompt response.

Secretarial Audit for reconciliation of Capital

As stipulated by SEBI, a qualified practicing Company Secretary carries out Secretarial Audit to reconcile the total admitted capital with NSDL and CDSL and the total issued and listed capital. This audit is carried out every quarter and the report thereon is submitted to the Stock Exchanges as well as placed before the Board of Directors. The audit confirms that the total listed and paid up capital is in agreement with the aggregate of the total number of shares in physical form and the total number of shares in electronic form (held with NSDL and CDSL).

DECLARATION

As provided under Clause 49 of the Listing Agreement with the Stock Exchanges, I affirm that the Board Members and the Senior Management Personnel have confirmed compliance with the Codes of Conduct, as applicable to them, for the year ended 31st March, 2008.

For The Tata Power Company Limited
P R Menon
Managing Director

Mumbai, 23rd June, 2008

CERTIFICATE

To the Members of The Tata Power Company Limited

We have examined the compliance of conditions of Corporate Governance by The Tata Power Company Limited, for the year ended 31st March, 2008, as stipulated in Clause 49 of the Listing Agreement of the said Company with stock exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us and the representations made by the Directors and the management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Deloitte Haskins & Sells
Chartered Accountants

Udayan Sen
Partner
Membership No. 31220

Mumbai: 23rd June, 2008

Consolidated Financial Statements

Auditors' Report

TO THE BOARD OF DIRECTORS OF
THE TATA POWER COMPANY LIMITED
ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE TATA POWER COMPANY LIMITED

1. We have audited the attached consolidated Balance Sheet of The Tata Power Company Limited (the Company) and its subsidiaries (the Group) as at 31st March, 2008, and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of The Tata Power Company Limited's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statements of certain subsidiaries and joint ventures, whose financial statements reflect the Group's share of total assets of Rs.11313.68 crores as at 31st March, 2008, the total incomes of Rs.4351.27 crores for the year ended on that date, and the net cash outflows amounting to Rs 1056.26 crores for the year ended on that date and associates whose financial statements reflect the Group's share of accumulated profit upto 31st March, 2008 of Rs.157.19 crores and the Group's share of loss of Rs.4.92 crores for the year ended on that date as considered in the consolidated financial statements. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as they relate to the amounts included in respect of these subsidiaries, joint ventures and associates, is based solely on the reports of the other auditors.

4. We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard 21, 'Consolidated Financial Statements', Accounting Standard 23, 'Accounting for Investments in Associates in Consolidated Financial Statements' and Accounting Standard 27, 'Financial Reporting of Interests in Joint Ventures', notified under the Companies Act, 1956 and on the basis of the separate audited financial statements of The Tata Power Company Limited and its subsidiaries, joint ventures and associates included in the consolidated financial statements.

5. In so far as it relates to the results of operations and the financial position of The Tata Power Company Limited included in these consolidated financial statements, without qualifying our opinion:

   i. we draw attention to Note 5 of the Notes forming part of the financial statements. As stated in the note, the Company is of the view that the loss on realisation of certain statutory investments should be adjusted against the relevant statutory reserves. Pending the outcome of the clarification proposed to be sought by the Company from the Appellate Tribunal of Electricity (ATE), in respect of its Order dated 12th May, 2008 with regard to the adjustment of dimunition in the value of these investments against the said reserves, no provision has been made for the dimunition in the value of the same of Rs. 155.47 crores in the accounts for the year ended 31st March, 2008.

   ii. we draw attention to Note 11(i) of the Notes forming part of the financial statements. As stated in the note, subject to the outcome of the Appeal filed before the Supreme Court , no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods estimated at Rs. 519 crores and its consequential effects [note 11 (l) & (m)] for the period upto 31st March, 2008. The impact of the above on the results for the year cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

iii. we draw attention to Note 11(h) of the Notes forming part of the financial statements. As mentioned in the note the Company has filed an appeal in the Supreme Court, in connection with an Appellate Tribunal Order setting aside the Maharashtra Electricity Regulatory Commission (MERC) Order confirming the Company's right of distribution in certain areas and related matters thereto and allowing as a whole the appeal preferred by Reliance Infrastructure Limited. The hearing of the appeal has been concluded and the Order is reserved. The financial consequences of the Appellate Tribunal Order have neither been quantified in the Order nor been ascertained by the Company. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

6. In so far as it relates to the results of operations and the financial position of North Delhi Power Limited included in these consolidated financial statements:

   Attention is invited to Note 19 of the Notes forming part of the financial statements, regarding reconciliation and classification of debtors' balances and the absence of balance confirmations from some parties for amounts recoverable from / payable to them, and the resultant impact of the differences, if any, that may arise out of such reconciliation/confirmation. Pending reconciliation/ confirmation of these balances, we are unable to comment on the same.

   Further, as stated in the Note referred to above, in the absence of adequate information, the Company has allocated debtors' balances between debts outstanding for more than six months and other debts on an estimated basis.

7. Based on our audit and on consideration of the reports of other auditors on separate financial statements and on the other financial information of the components, in our opinion and to the best of our information and according to the explanations given to us, the attached consolidated financial statements, subject to the matters stated in paragraph 6 above, give a true and fair view in conformity with the accounting principles generally accepted in India:

   (a) in the case of the consolidated balance sheet, of the state of affairs of The Tata Power Company Limited and its subsidiaries as at 31st March, 2008,

   (b) in the case of the consolidated profit and loss account, of the profit for the year ended on that date, and

   (c) in the case of the consolidated cash flow statement, of the cash flows for the year ended on that date.

For Deloitte Haskins & Sells
Chartered Accountants

UDAYAN SEN
Partner
Membership No.: 31220

Mumbai, 23rd June, 2008

Consolidated Balance Sheet as at 31st March, 2008

		Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	As at 31-03-2007 Rupees Crores
FUNDS EMPLOYED:						
1.	SHAREHOLDERS' FUNDS					
	Share Capital	"A"	133		220.68	197.88
	Share Warrants				60.99	Nil
	Reserves and Surplus	"B"	134		7,371.32	5,212.38
2.	MINORITY INTEREST				806.17	249.62
3.	SPECIAL APPROPRIATION TOWARDS PROJECT COST				533.61	533.61
4.	CAPITAL GRANT			7.65		Nil
	SHARE IN JOINT VENTURES			Nil		4.00
					7.65	4.00
5.	CAPITAL CONTRIBUTIONS FROM CONSUMERS			150.57		42.16
	SHARE IN JOINT VENTURES			Nil		33.61
					150.57	75.77
6.	SECURED LOANS	"C"	135		8,208.08	2,822.83
7.	UNSECURED LOANS	"D"	135		905.54	2,355.61
8.	ADVANCE AGAINST DEPRECIATION				46.54	Nil
9.	DEFERRED TAX LIABILITY (NET) (*See Note 18*)			131.05		2.14
	SHARE IN JOINT VENTURES			150.97		43.68
					282.02	45.82
10.	TOTAL FUNDS EMPLOYED				**18,593.17**	**11,497.52**
APPLICATION OF FUNDS:						
11.	FIXED ASSETS	"E1"	136			
	(a) Gross Block			16,571.75		8,885.67
	Less: Depreciation to date			5,837.81		3,676.32
					10,733.94	5,209.35
	(b) Capital Work-in-Progress (including advances against capital expenditure)			3,197.74		929.11
	Share in Joint Ventures			36.45		143.41
					3,234.19	1,072.52
	(c) Incidental expenditure incurred during construction period	"E2"	136		122.00	18.23
					14,090.13	6,300.10
12.	DEFERRED STRIPPING COSTS - SHARE IN JOINT VENTURES				224.29	Nil
13.	INVESTMENTS	"F"	137		3,125.27	3,083.30
14.	CURRENT ASSETS, LOANS AND ADVANCES	"G"	138			
	(a) Inventories			652.93		466.19
	(b) Sundry Debtors			2,531.84		1,738.24
	(c) Cash and Bank balances			562.29		1,402.42
	(d) Other Current Assets			60.31		29.09
	(e) Loans and Advances			1,197.51		695.77
				5,004.88		4,331.71
	Less:					
15.	CURRENT LIABILITIES AND PROVISIONS	"H"	139			
	(a) Current Liabilities			2,981.54		1,582.37
	(b) Provisions			872.35		641.46
				3,853.89		2,223.83
16.	NET CURRENT ASSETS				1,150.99	2,107.88
17.	MISCELLANEOUS EXPENDITURE (to the extent not written off)	"I"	139		2.49	6.24
18.	TOTAL APPLICATION OF FUNDS				**18,593.17**	**11,497.52**
19.	NOTES FORMING PART OF THE CONSOLIDATED ACCOUNTS	"J"	144			

As per our report attached.
For DELOITTE HASKINS & SELLS
Chartered Accountants

UDAYAN SEN
Partner

Mumbai, 23rd June, 2008.

For and on behalf of the Board,
R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Mumbai, 23rd June, 2008.

Consolidated Profit and Loss Account for the year ended 31st March, 2008

	Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
INCOME:					
1. REVENUE	1	140		10,890.86	6,475.64
2. OTHER INCOME	1	140		478.65	267.07
3. TOTAL INCOME				**11,369.51**	**6,742.71**
EXPENDITURE :					
4. COST OF POWER PURCHASED			1,560.28		1,173.09
Add: SHARE IN JOINT VENTURES			731.03		634.77
				2,291.31	1,807.86
5. COST OF FUEL			3,705.42		2,708.91
Add: SHARE IN JOINT VENTURES			376.89		Nil
				4,082.31	2,708.91
6. COAL PROCESSING CHARGES - SHARE IN JOINT VENTURES				742.46	Nil
7. GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES	2	141		1,652.66	867.78
8. DEPRECIATION/AMORTISATION			438.13		351.53
Add: SHARE IN JOINT VENTURES			121.15		63.25
				559.28	414.78
9. INTEREST AND FINANCE CHARGES	3	142		488.05	283.27
10. TOTAL EXPENDITURE				**9,816.07**	**6,082.60**
PROFIT BEFORE TAXES, SHARE OF ASSOCIATES, MINORITY INTEREST AND STATUTORY APPROPRIATIONS				**1,553.44**	**660.11**
11. PROVISION FOR TAXATION					
(a) CURRENT TAX			163.23		61.30
MAT CREDIT UTILISED			(12.53)		Nil
			150.70		61.30
(b) DEFERRED TAX			35.41		13.88
(c) FRINGE BENEFIT TAX (Net)			6.32		4.46
				192.43	79.64
12. SHARE IN JOINT VENTURES					
(a) CURRENT TAX			218.47		10.30
(b) DEFERRED TAX			(4.19)		(9.58)
(c) FRINGE BENEFIT TAX (Net)			0.66		0.60
				214.94	1.32
13. PROVISION FOR TAXATION IN RESPECT OF EARLIER YEARS					
(a) CURRENT TAX			(30.28)		(187.63)
(b) DEFERRED TAX			(1.51)		7.02
				(31.79)	(180.61)
14. PROVISION FOR WEALTH TAX (Net)				0.88	0.60
PROFIT AFTER TAXES AND BEFORE SHARE OF ASSOCIATES, MINORITY INTEREST AND STATUTORY APPROPRIATIONS				**1,176.98**	**759.16**
15. ADJUSTMENT PURSUANT TO SCHEME OF ARRANGEMENT				Nil	(0.16)
16. SHARE OF PROFIT OF ASSOCIATES FOR THE YEAR (Net) [*See Note 1(b)(iii)(b)(i)*]				(4.92)	19.54
17. MINORITY INTEREST				(116.99)	(18.93)
PROFIT AFTER TAXES, SHARE OF ASSOCIATES, MINORITY INTEREST AND BEFORE STATUTORY APPROPRIATIONS				**1,055.07**	**759.61**
18. STATUTORY APPROPRIATIONS	4	143		58.59	22.83
PROFIT AFTER TAXES, SHARE OF ASSOCIATES, MINORITY INTEREST AND STATUTORY APPROPRIATIONS				**996.48**	**736.78**
APPROPRIATIONS:					
19. PROPOSED DIVIDEND				231.98	188.22
20. DIVIDEND (*See Note 3*)				9.40	Nil
21. ADDITIONAL INCOME-TAX ON DIVIDEND (Including JV's share Rs. Nil - *Previous Year - Rs. 4.05 crores*)				41.03	41.25
22. TRANSFER TO GENERAL RESERVE				381.78	154.16
23. TRANSFER TO SPECIAL RESERVE FUND (under Section 45-IA of RBI Act, 1934)				7.88	6.56
24. TRANSFER TO SELF INSURANCE RESERVE				2.00	2.00
25. TRANSFER TO CAPITAL RESERVE				Nil	0.24
26. TRANSFER TO DEBENTURE REDEMPTION RESERVE				51.42	6.25
BALANCE CARRIED TO BALANCE SHEET				**270.99**	**338.10**
27. EARNINGS PER SHARE (In Rs.) (on distributable profits on shares outstanding) (Face Value Rs. 10) (*See Note 26*)					
BASIC EARNINGS PER SHARE				47.47	37.19
DILUTED EARNINGS PER SHARE				46.79	35.05
28. NOTES FORMING PART OF THE CONSOLIDATED ACCOUNTS	"I"	144			

As per our report attached to the Consolidated Balance Sheet.

For DELOITTE HASKINS & SELLS
Chartered Accountants

UDAYAN SEN
Partner

Mumbai, 23rd June, 2008.

For and on behalf of the Board,
R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Mumbai, 23rd June, 2008.

Consolidated Cash Flow Statement for the year ended 31st March, 2008

				Year ended 31-03-2008 Rs. Crores		Year ended 31-03-2007 Rs. Crores
A.	**Cash Flow from Operating Activities**					
	Net Profit before Taxes and Extraordinary Items			1,553.44		660.11
	Adjustments for:					
	Depreciation/Amortisation		559.28		414.78	
	Interest Expenditure		498.18		276.04	
	Interest Income		(91.97)		(160.42)	
	Interest from Trade Investments		(1.18)		(1.33)	
	Interest from Other Investments		(14.91)		(14.67)	
	Dividend from Trade Investments		(1.81)		(2.98)	
	Dividend from Other Investments		(8.36)		(48.73)	
	Provision for slow moving and obsolete items		0.44		0.23	
	Provision for doubtful debts/deposits (Net)		(5.54)		(12.91)	
	Provision for future foreseeable losses etc.		1.31		0.56	
	Provision for Warranties		2.04		0.65	
	Provision in respect of Current Assets held for disposal		13.97		Nil	
	Provision for restoration and rehabilitation		22.42		Nil	
	Grants/Consumer Contributions transferred		(3.58)		(1.75)	
	Loss on sale/retirement of Assets (Net)		16.28		7.87	
	Realised Exchange Loss on loan repayments/Swap settlement (Net)		42.09		6.16	
	Profit on sale of Investments (Net)		(355.23)		(56.02)	
	Exchange Loss/(Gain) (Net)		(126.44)		5.60	
	Bad Debts		10.21		1.96	
	Miscellaneous Expenditure written off		5.04		23.21	
				562.24		438.25
	Operating Profit before Working Capital Changes			2,115.68		1,098.36
	Adjustments for:					
	Trade & Other Receivables		(583.61)		(836.87)	
	Inventories		(74.18)		30.15	
	Trade Payables and provisions for employee benefits		288.54		437.77	
	Operating activity of an Investment subsidiary consolidated:					
	Purchase of Investments		(114.61)		(10.90)	
	Sale of Investments		88.93		25.91	
	Intercorporate Deposits (including interest) (Net)		(15.43)		5.19	
				(410.36)		(348.75)
	Cash Generated from Operations			1,705.32		749.61
	Taxes Paid (including Fringe Benefit Tax) (Net)		(14.16)		22.40	
				(14.16)		22.40
	Net Cash from Operating Activities	A		**1,691.16**		**772.01**
B.	**Cash Flow from Investing Activities**					
	Purchase of Fixed Assets			(2,552.73)		(1,108.51)
	Sale of Fixed Assets			14.95		4.71
	Purchase of Investments			(14120.02)		(5,846.21)
	Sale of Investments			9,677.17		5,587.60
	Deposit with Bank under Escrow agreement			379.90		(391.16)
	Purchase of business			Nil		(0.57)
	Interest Received			139.96		164.54
	Inter-corporate deposits (Net)			7.14		133.01
	Dividend from Trade Investments			1.81		2.98
	Dividend from Other Investments			8.36		48.73
	Deferred Stripping Costs			(108.32)		Nil
	Sale proceeds on sale of Power Systems Division			Nil		80.21
	Net Cash (used in)/from Investing Activities	B		**(6,551.78)**		**(1,324.67)**
C.	**Cash Flow from Financing Activities**					
	Increase in Capital Contributions			29.61		13.65
	Proceeds from Share issue by Subsidiaries			Nil		24.70
	Issue of shares/share warrants (including premium)			724.82		Nil
	Proceeds from Borrowings			7,624.91		1,362.97
	Repayment of Borrowings			(3,444.99)		(387.15)
	Loss on settlement of Swap			(42.09)		(6.16)
	Interest Paid			(515.95)		(280.70)
	Dividend Paid			(201.43)		(167.65)
	Additional Income-tax on Dividend Paid			(35.04)		(32.59)
	Net Cash used in Financing Activities	C		**4139.84**		**527.07**
	Net (Decrease)/Increase in Cash and Cash Equivalents	(A+B+C)		**(720.78)**		**(25.59)**
	Cash and Cash Equivalents as at 1st April, 2007 (Opening Balance)			**1037.41**		**1,062.82**
	Effect of Exchange Fluctuation on Cash and Cash Equivalents			**(4.42)**		**Nil**
	Cash taken over from Subsidiaries			**11.60**		**0.18**
	Cash taken over from Joint Ventures			**240.44**		**Nil**
	Cash and Cash Equivalents as at 31st March, 2008 (Closing Balance)			**564.25**		**1,037.41**

Notes:

1. Cash and cash Equivalents include:

		As at 31-3-2008 Rs. Crores	As at 31-3-2007 Rs. Crores
(i)	Cash and Cheques on Hand	19.13	27.67
(ii)	Current Accounts with Scheduled Banks	71.19	36.50
(iii)	Term/Call Deposits with Scheduled Banks	56.28	901.38
(iv)	Current Accounts with Banks outside India	229.20	Nil
(v)	Term/Call Deposits with Banks outside India	1.64	Nil
(vi)	Term Deposits with Standard Chartered Bank, London - Non-Scheduled Bank	*	*
(vii)	Margin money deposit with a Scheduled Bank (against a Bank Guarantee)	Nil	32.68
(viii)	Share in Joint Venture	184.85	24.29
		562.29	1,022.52
Add:	Unrealised Exchange Loss/(Gain) included in Cash and Cash Equivalents	1.96	14.89
		564.25	1,037.41

2. Purchase of Investments include purchase of shares in Subsidiaries:
   (a) Tata Power International Holdings Ltd. Rs. 0.03 crore (*Previous Year - Rs. Nil*)
   (b) Veltina Holdings Ltd. Rs. 0.01 crore (*Previous Year - Rs. Nil*)
   (c) North Delhi Power Ltd. Rs. 20.61 crores (*Previous Year - Rs. Nil*) [a joint venture prior to this acquisition]
   (d) Trust Energy Resources Pte. Ltd. Rs. 4.04 crores (*Previous Year - Rs. Nil*)
   (e) Energy Eastern Pte. Ltd. Rs. * (*Previous Year - Rs. Nil*)
3. Purchase of Investments include purchase of shares in Associates:
   (a) Tata Projects Ltd. Rs. Nil (*Previous Year - Rs. 17.55 crores*)
   (b) Tata BP Solar India Ltd. Rs. 86.94 crores (*Previous Year - Rs. Nil*)
   (c) Preference Shares of Tata BP Solar India Ltd. Rs. Nil (*Previous Year - Rs. 22.05 crores*)
4. Purchase of Investments include purchase of debentures in Associates:
   (a) Tata Projects Ltd. Rs. Nil (*Previous Year - Rs. 93.37 crores*)
   Subsequently, debentures to the extent of Rs. Nil (*Previous Year - Rs. 65.25 crores*) were converted into equity shares. This being a non-cash transaction, is not reflected in the above statement of cash flows.
   (b) Panatone Finvest Ltd. Rs. 100.00 crores (*Previous Year - Rs. Nil*)
5. Cash Flow from Financing Activities excludes non-cash transaction of conversion of FCCB to equity shares (See Note 4)
6. Previous year's figures have been restated, wherever necessary, to conform to this year's classification.

As per our report attached to the Consolidated Balance Sheet.

For DELOITTE HASKINS & SELLS
Chartered Accountants

UDAYAN SEN
Partner

Mumbai, 23rd June, 2008.

For and on behalf of the Board,

R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

S. RAMAKRISHNAN
Executive Director

B. J. SHROFF
Secretary

Mumbai, 23rd June, 2008.

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "A" : SHARE CAPITAL

		Rupees Crores	Rupees Crores	*As at 31-03-2007* Rupees Crores
AUTHORISED CAPITAL –				
2,29,00,000	Cumulative Redeemable Preference Shares of Rs. 100 each	229.00		*229.00*
30,00,00,000	Equity Shares of Rs. 10 each	300.00		*300.00*
			529.00	*529.00*
ISSUED CAPITAL –				
22,63,40,010	Equity Shares of Rs.10 each (*31st March, 2007 - 20,35,37,712 shares*) [including 2,30,308 shares (31st March, 2007 - 2,30,308 shares) not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay]		223.72	*203.54*
SUBSCRIBED CAPITAL –				
22,07,00,162	Equity Shares of Rs.10 each (*31st March, 2007 - 19,78,97,864 shares*) (excluding 2,30,308 shares not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay)	220.70		*197.90*
	Less - Calls in arrears [including Rs.0.01 crore (*31st March, 2007 - Rs.0.01 crore*) in respect of the erstwhile The Andhra Valley Power Supply Company Limited and the erstwhile The Tata Hydro-Electric Power Supply Company Limited]	0.04		*0.04*
		220.66		*197.86*
1,65,230	*Add:* Equity Shares forfeited - Amount paid -	0.06		*0.06*
			220.72	*197.92*
40,058	*Less:* Equity Shares held by Chemical Terminal Trombay Ltd. which were acquired before it became a Subsidiary		0.04	*0.04*
			220.68	***197.88***

Of the above Equity Shares:

(i) 1,67,500 shares are allotted at par as fully paid pursuant to contracts without payment being received in cash.

(ii) 11,33,790 shares issued as Bonus Shares by capitalisation of General Reserve.

(iii) 49,63,500 shares issued on exercise of the options by the financial institutions for the conversion of part of their loans/subscription to debentures.

(iv) 56,81,818 shares are allotted at premium as fully paid pursuant to contracts without payment being received in cash.

(v) 5,20,84,832 shares (excluding 47,560 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Andhra Valley Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

(vi) 3,50,97,824 shares (excluding 45,168 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Tata Hydro-Electric Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "B": RESERVES & SURPLUS

Rupees Crores

	Opening Balance	Acquired during the year	Additions	Deductions	Closing Balance
STATUTORY RESERVES:					
[Under the repealed Electricity(Supply) Act,1948/ Tariff Regulations]					
TARIFFS AND DIVIDENDS CONTROL RESERVE	47.32	-	-	-	47.32
	47.32	-	-	-	*47.32*
SPECIAL RESERVE	20.60	-	75.00 [a]	20.60	75.00
	-	-	*20.60 [a]*	-	*20.60*
CONTINGENCIES RESERVE NO. 1	192.46	10.07 [e]	14.66 [a]	-	217.19
	190.23	-	*2.23 [a]*	-	*192.46*
CONTINGENCIES RESERVE NO. 2	13.38	-	-	-	13.38
	13.38	-	-	-	*13.38*
DEVELOPMENT RESERVE (created prior to 1st April, 1976)	5.29	-	-	-	5.29
	5.29	-	-	-	*5.29*
DEFERRED TAXATION LIABILITY FUND	395.85	-	-	-	395.85
	395.85	-	-	-	*395.85*
INVESTMENT ALLOWANCE RESERVE	121.18	-	-	-	121.18
(including Development Reserve created after 31st March, 1976)	*121.18*	-	-	-	*121.18*
DEBT REDEMPTION RESERVE	51.94	-	-	-	51.94
	51.94	-	-	-	*51.94*
DEBENTURE REDEMPTION RESERVE	56.63	-	-	-	56.63
	56.63	-	-	-	*56.63*
OTHER RESERVES:					
CAPITAL RESERVE	0.67	-	-	-	0.67
	0.67	-	-	-	*0.67*
CAPITAL REDEMPTION RESERVE	1.60	-	-	-	1.60
	1.60	-	-	-	*1.60*
CAPITAL RESERVE ON CONSOLIDATION	4.58	-	-	-	4.58
	4.34	-	*0.24 [d]*	-	*4.58*
SELF INSURANCE RESERVE	2.00	-	2.00 [d]	-	4.00
	-	-	*2.00 [d]*	-	*2.00*
SECURITIES PREMIUM	736.24	-	1,375.99 [b]	-	2,112.23
Less: Adjustment of Global Depository Shares Issue Expenses *(Schedule "I")*	3.72	-	-	0.53 [c]	3.19 [c]
	732.52	-	1,375.99	(0.53)	2,109.04
	731.99	-	-	*(0.53)*	*732.52*
DEBENTURE REDEMPTION RESERVE	79.06	-	51.42 [a]	-	130.48
	72.81	-	*6.25 [a]*	-	*79.06*
SPECIAL RESERVE FUND (under Sec 45-IA of RBI Act, 1934)	14.50	-	7.88 [d]	-	22.38
	7.94	-	*6.56 [d]*	-	*14.50*
EXCHANGE TRANSLATION RESERVE	-	-	(0.71)	-	(0.71)
	-	-	-	-	-
GENERAL RESERVE	1,635.68	30.87 [e]	381.78 [d]	-	2,048.33
	1,481.52	-	*154.16 [d]*	-	*1,635.68*
PROFIT AND LOSS ACCOUNT	1,691.99	157.36 [e]	30.51 [d]	-	1,879.86
	1,412.23	-	*280.59 [d]*	*0.83*	*1,691.99*
Total Reserves and Surplus	**5,067.25**	**198.30**	**1,938.53**	**20.07**	**7,184.01**
	4,594.92	-	*472.63*	*0.30*	*5,067.25*
Share in Joint Ventures	**145.13**	-	**240.48**	**198.30 [e]**	**187.31**
	87.62	-	*57.51*	-	*145.13*
Total Reserves and Surplus - 2007-2008	**5,212.38**	**198.30**	**2,179.01**	**218.37**	**7,371.32**
- 2006-2007	*4,682.54*	-	*530.14*	*0.30*	*5,212.38*

(a) Amount set aside during the year.
(b) Includes Securities Premium received and reversal of provision for Premium payable on FCCB's during the year.
(c) Adjustment of Global Depository Share issue expenses after charging Rs.0.53 crore to the Profit and Loss Account for the year.
(d) Transfer from Profit and Loss Account.
(e) Consequent to North Delhi Power Ltd.- a JV, becoming a subsidiary during the year.
Previous year's figures are in italics.

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "C": SECURED LOANS

		Rupees Crores	Rupees Crores	As at 31-03-2007 Rupees Crores
	DEBENTURES :			
(a)	Secured, Redeemable, Non-Convertible Privately Placed Debentures....		788.83	823.64
	LOANS AND ADVANCES FROM BANKS :			
(b)	Term Loans from Banks		5,096.18	251.20
	OTHER LOANS AND ADVANCES :			
(c)	Term Loans from Financial Institutions	2,213.80		1,369.59
(d)	Lease finance - Vehicle loans	0.70		0.39
			2,214.50	1,369.98
(e)	INTEREST ACCRUED AND DUE ON SECURED LOANS		1.12	Nil
			8,100.63	2,444.82
	Share in Joint Ventures		107.45	378.01
			8,208.08	**2,822.83**

See Note 15 - for security details.

SCHEDULE "D": UNSECURED LOANS

		Rupees Crores	Rupees Crores	As at 31-03-2007 Rupees Crores
	FIXED DEPOSITS :			
(a)	From Others		Nil	0.61
	SHORT TERM LOANS AND ADVANCES :			
	FROM BANKS -			
(b)	Temporary overdrawn balance in bank current accounts	74.73		17.31
(c)	Buyers' Credit	167.19		Nil
(d)	Term loans	81.47		36.90
	FROM OTHERS :			
(e)	Loans from Companies	155.37		36.72
			478.76	90.93
	OTHER LOANS AND ADVANCES :			
(f)	Euro Notes	238.88		811.58
(g)	1% Foreign Currency Convertible Bonds (2010)	97.00		875.40
(h)	Commercial Paper	Nil		500.00
(i)	Sales Tax Deferral	89.34		75.61
(j)	Loans from Housing Development Finance Corporation Ltd.	0.19		1.42
			425.41	2,264.01
(k)	INTEREST ACCRUED AND DUE ON UNSECURED LOANS		1.37	Nil
			905.54	2,355.55
	Share in Joint Ventures		Nil	0.06
			905.54	**2,355.61**

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "E1" : FIXED ASSETS

Rupees Crores

		GROSS BLOCK						DEPRECIATION / AMORTISATION						NET BLOCK	
		As at 1-4-2007 (at cost)	Acquired during the year	Additions	Deductions / Adjustments	Foreign Exchange Fluctuation	As at 31-3-2008 (at cost)	As at 1-4-2007	Acquired during the year	For the year	Deductions	Foreign Exchange Fluctuation	As at 31-3-2008	As at 31-3-2008	As at 31-3-2007
	INTANGIBLE ASSETS:														
1.	GOODWILL ON CONSOLIDATION	12.59	-	4,296.64	-	(82.15)	4,227.08	8.44	-	4.15	-	-	12.59	4,214.49	4.15
2.	TECHNICAL KNOW-HOW	13.29	-	-	-	-	13.29	10.39	-	0.67	-	-	11.06	2.23	2.90
3.	LICENSE FEES	0.30	-	-	-	-	0.30	0.08	-	0.02	-	-	0.10	0.20	0.22
	TANGIBLE ASSETS:														
4.	LAND (including land development)	17.19	-	25.05	0.01	-	42.23	-	-	-	-	-	-	42.23	17.19
5.	LEASEHOLD LAND	6.11	-	0.45	-	-	6.56	0.35	-	0.09	-	-	0.44	6.12	5.76
6.	HYDRAULIC WORKS	472.44	-	2.94	0.09	-	475.29	94.40	-	14.24	0.08	-	108.56	366.73	378.04
7.	BUILDINGS $	503.80	176.99	38.06	0.10	-	718.75	169.74	54.39	23.88	0.07	-	247.34	470.81	334.06
8.	RAILWAY SIDINGS, ROADS, CROSSINGS, ETC.	23.59	-	2.61	-	-	26.20	7.04	-	0.76	-	-	7.80	18.40	16.55
9.	PLANT AND MACHINERY**	4,445.65	1,019.71	297.21	68.94	-	5,693.63	2,553.24	336.23	244.37	40.31	-	3,093.53	2,600.10	1,892.41
10.	TRANSMISSION LINES, CABLE NETWORK, ETC.	2,239.46	945.08	100.96	1.54	-	3,283.96	393.90	425.72	137.98	0.31	-	957.29	2,326.67	1,845.56
11.	FURNITURE, FIXTURES AND OFFICE EQUIPMENT ##	57.01	23.89	11.75	0.83	-	91.82	33.47	6.45	6.55	0.67	-	45.80	46.02	23.54
12.	MOTOR VEHICLES, LAUNCHES, BARGES, ETC.	42.23	10.50	8.35	4.85	-	56.23	27.43	2.61	5.52	3.69	-	31.87	24.36	14.80
13	MOTOR VEHICLES UNDER FINANCE LEASE	0.40	-	0.47	-	-	0.87	0.01	-	0.23	-	-	0.24	0.63	0.39
14.	HELICOPTERS	24.18	-	0.13	-	-	24.31	21.77	-	0.01	-	-	21.78	2.53	2.41
	TOTAL	**7,858.24**	**2,176.17 #**	**4,784.62**	**76.36**	**(82.15)**	**14,660.52**	**3,320.26**	**625.40 #**	**438.47**	**45.13**	**-**	**4,539.00**	**10,121.52**	**4,537.98**
15.	SHARE IN JOINT VENTURES	1,027.43	1,920.79	68.45	1,068.68 #	(36.76)	1,911.23	356.06	1,251.86	121.15	406.29 #	(23.97)	1,298.81	612.42	671.37
	GRAND TOTAL 2007-2008	**8,885.67**	**4,096.96**	**4,853.07**	**1,145.04**	**(118.91)**	**16,571.75**	**3,676.32**	**2,077.26**	**559.62 $$**	**451.42**	**(23.97)**	**5,837.81**	**10,733.94**	**5,209.35**
	2006-2007	*6,925.93*	*10.49*	*1,973.79*	*24.54*	*-*	*8,885.67*	*3,277.34*	*2.52*	*414.83 $$*	*18.37*	*-*	*3,676.32*	*5,209.35*	*-*

Notes: $ Buildings include Rs.* being cost of ordinary shares in co-operative housing societies.

$$ Including Rs. 0.34 crore (*31st March, 2007 - Rs. 0.05 crore*) charged to Capital Work-in-Progress.

** Plant and machinery includes additions which are net of exchange gain (net) capitalised Rs. Nil [31st March, 2007 - includes exchange gain (net) Rs. 5.41 crores].

Consequent to North Delhi Power Ltd., a JV becoming a subsidiary during the year.

Office Equipment includes assets given on hire costing Rs. 9.43 crores (*31st March, 2007 - Rs. 11.03 crores*)

SCHEDULE "E2" : FIXED ASSETS

Incidental expenditure incurred during construction period

Particulars	Rupees Crores	Rupees Crores	*As at 31-03-2007 Rupees Crores*
Balance b/f		18.23	*110.29*
Acquired during the year - CGPL		6.91	*Nil*
Payment to and provision for employees -			
Salaries, Wages and Bonus	6.48		*2.52*
Company's contribution to Provident Fund	0.21		*0.10*
Retirement Benefits	0.27		*0.04*
Welfare Expenses	0.49		*0.18*
		7.45	*2.84*
Operation Expenses -			
Repairs and Maintenance		0.14	*0.13*
Administration Expenses -			
Rent	0.67		*0.81*
Electricity Charges	Nil		*0.08*
Rates & Taxes	0.56		*0.50*
Insurance	1.63		*0.02*
Directors Fees	Nil		*0.02*
Auditors Fees	0.26		*0.06*
Cost of Services Procured	51.17		*2.46*
Miscellaneous Expenses	7.60		*1.48*
	61.89		*5.43*
Add: Share in Joint Ventures	0.60		*Nil*
		62.49	*5.43*
Carried Over...		95.22	*118.69*

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "E2" : FIXED ASSETS (*Contd.*)

Incidental expenditure incurred during construction period

Particulars	Rupees Crores	Rupees Crores	As at 31-03-2007 Rupees Crores
Brought Forward...		95.22	118.69
Depreciation		0.34	0.05
Interest & Finance charges		27.77	43.15
		123.33	161.89
Less: Income earned during construction period		1.33	1.51
Less: Adjustment consequent to capitalisation of expenses in case of Powerlinks Transmission Ltd.		Nil	142.15
Total		**122.00**	**18.23**

SCHEDULE "F": INVESTMENTS

(Long term unless otherwise stated)

			Rupees Crores	As at 31-03-2007 Rupees Crores
1.		CONTINGENCIES RESERVE INVESTMENTS - (Quoted)	126.94	126.94
		- (Unquoted)	104.21	76.63
2.		DEFERRED TAXATION LIABILITY FUND INVESTMENTS - (Quoted)	292.09	292.09
		- (Unquoted)	105.34	105.34
3.		INVESTMENT IN SUBSIDIARY COMPANIES - (Unquoted) [*See Note 1(b)(i)(a)*]	4.18	0.02
4.		TRADE INVESTMENTS -		
	(a)	Ordinary Shares - (Quoted) fully paid up	214.07	307.21
	(b)	Ordinary Shares - (Unquoted) fully paid up:		
		Associates	657.82@	648.56@
		Others	492.23	420.42
	(c)	Debentures - (Unquoted)	128.13	28.13
5.		OTHER INVESTMENTS -		
	(a)	Ordinary Shares - (Quoted) fully paid up	22.90	20.18
	(b)	Ordinary Shares - (Unquoted) fully paid up:		
		Associates	193.59@	99.35@
		Others	283.17	285.28
	(c)	Preference Shares - (Unquoted) fully paid up	27.10	27.10
	(d)	Debentures - (Quoted)	1.14	1.14
	(e)	Other Securities - (Quoted)	41.13	41.13
	(f)	Other Securities - (Unquoted)	278.77	174.26
	(g)	Other Securities - (Unquoted) - Current	178.39	435.67
			3,151.20	3,089.45
		Provision for diminution in value of investments [including in respect of associates Rs. 9.18 crores *(31st March, 2007 - Rs. 9.18 crores)*]	(25.93)	(25.93)
			3,125.27	3,063.52
		Share in Joint Ventures (Unquoted)	Nil	19.78
			3,125.27	**3,083.30**
Notes -				
(1)		Aggregate of Quoted Investments -		
		Cost	698.27	788.69
		Market Value	994.10	1,130.76
(2)		Aggregate of Unquoted Investments -		
		Cost	2,452.93	2,320.54

@In respect of those associates that are consolidated in the financial statements as indicated in Note 1(b)(iii)(b)(i).

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "G": CURRENT ASSETS, LOANS AND ADVANCES

	Rupees Crores	Rupees Crores	Rupees Crores	As at 31-03-2007 Rupees Crores
CURRENT ASSETS -				
(a) Inventories -				
(i) Stores and Spare Parts	368.06			296.57
(ii) Stock of Shares	25.99			37.67
(iii) Stock of properties under development	2.55			8.17
(iv) Loose Tools	0.36			0.19
(v) Stores, Tools and Equipment in transit at cost	119.99			99.61
(vi) Spares for Resale	6.71			8.83
(vii) Raw Materials	8.08			7.04
(viii) Work-in-progress	4.37			3.62
	536.11			461.70
Add: Share in Joint Ventures	116.82			4.49
		652.93		466.19
(b) Sundry Debtors -				
(i) Debts outstanding for more than six months	629.55			786.95
(ii) Tariff Adjustment Account	470.36			Nil
(iii) Other debts	1,368.55			831.96
	2,468.46			1,618.91
Less: Provision for Doubtful Debts	198.72			17.91
	2,269.74			1,601.00
Add: Share in Joint Ventures	262.10			137.24
		2,531.84		1,738.24
Notes-				
Sundry Debtors fully secured	12.93			12.93
Sundry Debtors unsecured and considered good	2,256.81			1,588.07
Sundry Debtors considered doubtful	198.72			17.91
	2,468.46			1,618.91
Add: Share in Joint Ventures	262.10			137.24
	2,730.56			1,756.15
(c) Cash and Bank Balances -				
(i) Cash and Cheques on Hand	19.13			27.67
(ii) Current Accounts with Scheduled Banks	71.19			36.50
(iii) Term/Call Deposits with Scheduled Banks	56.28			901.38
(iv) Current Accounts with Banks outside India	229.20			Nil
(v) Term/Call Deposits with Banks outside India	1.64			Nil
(vi) Term Deposits with Standard Chartered Bank, London - Non-Scheduled Bank in foreign currency	*			*
(vii) Deposit under Escrow agreement with Credit Suisse - Singapore - Non-Scheduled Bank (maximum amount outstanding during the year Rs. 379.90 crores - *31st March, 2007 - Rs. 391.16 crores*)	Nil			379.90
(viii) Margin money deposit with a Scheduled Bank (against a Bank Guarantee)	Nil			32.68
	377.44			1,378.13
Add: Share in Joint Ventures	184.85			24.29
		562.29		1,402.42
(d) Other Current Assets -				
Assets held for disposal	30.00			Nil
Interest accrued on Investments	30.31			29.09
		60.31		29.09
			3,807.37	3,635.94
LOANS AND ADVANCES - Considered good - unless otherwise stated - (Unsecured)				
(a) Advances with public bodies		2.53		2.12
(b) VAT/Sales Tax receivable (Inputs) (Net)		33.84		48.72
(c) Advances to Subsidiaries/Joint Venture		1.55		Nil
(d) Deposits with other Companies	1.27			1.27
Less: Provision for doubtful deposits	1.27			1.27
		Nil		
(e) Other Deposits	296.78			266.46
Less: Provision for doubtful deposits	8.79			4.84
		287.99		261.62
(f) Other Advances	306.58			159.87
Less: Provision for doubtful advances	5.23			10.00
		301.35		149.87
(g) Share Application money		Nil		10.00
(h) Payment of Taxes (net of provisions and including Fringe Benefit Tax)		50.37		177.43
(i) MAT credit receivable		12.53		Nil
		690.16		649.76
Add: Share in Joint Ventures		507.35		46.01
			1,197.51	695.77
			5,004.88	4,331.71

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "H": CURRENT LIABILITIES AND PROVISIONS

		Rupees Crores	Rupees Crores	As at 31-03-2007 Rupees Crores
CURRENT LIABILITIES -				
(a)	Consumers Benefit Account	46.82		46.82
(b)	Sundry Creditors - total outstanding dues of micro enterprises and small enterprises	0.13		0.07
(c)	Sundry Creditors - total outstanding dues of creditors other than micro enterprises and small enterprises	1,044.68		1,029.80
(d)	Tariff Adjustment Account	358.24		Nil
(e)	Acceptances	Nil		0.03
(f)	Advance and progress payments	39.88		39.53
(g)	Interest accrued but not due on Secured Loans	57.74		30.01
(h)	Interest Accrued but not due on Unsecured Loans	2.32		20.02
(i)	Investor Education and Protection Fund shall be credited by the following amounts namely:			
	(i) Unpaid Dividend	7.68		7.34
	(ii) Unpaid Matured Debentures	Nil		Nil
	(iii) Interest	0.12		0.14
	(iv) Unpaid Matured Deposits	0.22		0.53
(j)	Other Liabilities	90.11		68.10
(k)	Security Deposits from Consumers	188.14		23.66
(l)	Sundry Deposits	263.08		56.67
		2,099.16		1,322.72
	Add: Share in Joint Ventures	882.38		259.65
			2,981.54	1,582.37
PROVISIONS -				
(a)	Provision for Wealth Tax	1.32		0.89
(b)	Provision for Proposed Dividend	231.98		188.22
(c)	Provision for Additional Income-tax on Dividend	48.09		33.44
(d)	Provision for Employee Benefits	180.28		136.58
(e)	Provision for Premium on redemption of Debentures	134.70		134.70
(f)	Provision for Premium on redemption of Foreign Currency Convertible Bonds	15.26		137.74
(g)	Provision for future foreseeable losses on contracts, etc	5.64		4.33
(h)	Provision for Warranties	6.20		4.16
		623.47		640.06
	Add: Share in Joint Ventures	248.88		1.40
			872.35	641.46
			3,853.89	2,223.83

SCHEDULE "I": MISCELLANEOUS EXPENDITURE (to the extent not written off)

	Expenditure Incurred	Amount Written off			
	Till 31-03-2008 Rupees Crores	Till 31-03-2007 Rupees Crores	During the year Rupees Crores	Closing Balance Rupees Crores	As at 31-03-2007 Rupees Crores
INTANGIBLE ASSETS -					
"The Bombay (Hydro-Electric) Licence, 1907"	0.13	0.13	-	Nil	Nil
"The Andhra Valley (Hydro-Electric) Licence, 1919"	0.05	0.05	-	Nil	Nil
"The Nila Mula Valley(Hydro-Electric) Licence, 1921"	0.08	0.08	-	Nil	Nil
"The Trombay Thermal Power Electric Licence, 1953"	*	*	-	*	*
OTHER EXPENDITURE -					
Expenses re: New Ordinary Shares	0.03	0.03	-	Nil	Nil
Expenses towards Rights Shares issued in 1993	3.66	2.43	0.17	1.06	1.23
Global Depository Shares (GDS) issue expenses	11.12	7.40	0.53	3.19	3.72
Discount on issue of Debentures	0.53	0.53	-	Nil	Nil
Discount on issue of Euro Notes	5.54	4.73	0.19	0.62	0.81
Merger expenses - Tata Hydro & Andhra Valley	61.93	61.93	-	Nil	Nil
Merger expenses - Jamshedpur Power Co. Ltd.	0.54	0.54	-	Nil	Nil
Preliminary Expenses	3.81	2.98	0.03	0.80	0.07
Voluntary Retirement Scheme Compensation	120.69	116.56	4.12	0.01	4.13
	208.11	197.39	5.04	5.68	9.96
Less: GDS issue expenses adjusted against Securities Premium				3.19	3.72
	208.11	197.39	5.04	2.49	6.24

Schedule forming part of the Consolidated Profit and Loss Account

SCHEDULE "1" : REVENUE AND OTHER INCOME

		Rupees Crores	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1.	REVENUE -				
(a)	Revenue from Power Supply		6,958.85		*4,973.21*
(b)	Transmission Charges		446.28		*227.91*
(c)	Transfer from Capital Grants/Consumers Contribution		1.78		Nil
(d)	Sale of Electronic Products	219.59			*152.37*
	Less: Excise Duty	13.15			*8.47*
			206.44		*143.90*
(e)	Revenue from Contracts:				
	Electronic Products	50.39			*42.79*
	Less: Excise Duty	0.18			*0.12*
		50.21			*42.67*
	Transmission EPC Business	13.19			*60.84*
			63.40		*103.51*
(f)	Rental of Land, Buildings, Plant and Equipment, etc.		10.50		*10.02*
(g)	Income in Respect of Services rendered		30.59		*7.93*
(h)	Income from Storage & Terminalling		9.80		*9.78*
(i)	Sale of Stock of Shares		39.82		*9.01*
(j)	Dividend from Investments		4.69		*9.16*
(k)	Interest on Deposits		1.21		*1.72*
(l)	Interest on Investments		Nil		*0.02*
(m)	Dividend from Shares treated as Stock in Trade		0.36		*0.88*
(n)	Profit on Sale of Investments (Trading)		2.45		*14.96*
(o)	Miscellaneous Revenue and Sundry Credits		27.98		*23.64*
(p)	Provision for Doubtful Debts and Advances written back (Net)		6.80		*15.51*
			7,810.95		*5,551.16*
Add :	Share in Joint Ventures		3,079.91		*924.48*
				10,890.86	***6,475.64***
2.	OTHER INCOME -				
(a)	Interest on Government and Other Securities, Loans, Advances, Deposits etc.		48.80		*126.74*
(b)	Interest on Contingency Reserve Investments #		5.82		*4.44*
(c)	Interest on Deferred Tax Liability Investments #		7.71		*7.71*
(d)	Interest on US 64 Tax free Bonds from Unit Trust of India.		20.05		*20.05*
(e)	Interest from Trade Investments		1.18		*1.33*
(f)	Interest from Other Investments		14.91		*14.67*
(g)	Interest on Transmission Service Charges		3.12		*Nil*
(h)	Dividend from Trade Investments		1.81		*2.98*
(i)	Dividend from Other Investments		8.36		*48.73*
(j)	Profit on Sale of Investments (Net)		352.78		*41.06*
(k)	Provision for diminution in value of investments written back (Net)		Nil		*Nil*
(l)	Sundry Receipts		1.40		*Nil*
(m)	Leave and License Fees		0.90		*0.85*
(n)	Profit on sale of Power Systems Division		Nil		*(6.40)*
			466.84		*262.16*
	Add: Share in Joint Ventures		11.81		*4.91*
				478.65	***267.07***
				11,369.51	***6,742.71***

\# excluding on US64 Tax free Bonds from Unit Trust of India.

Schedule forming part of the Consolidated Profit and Loss Account

SCHEDULE "2" : GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES

	Rupees Crores	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
1. PAYMENTS TO AND PROVISIONS FOR EMPLOYEES -				
(a) Salaries, Wages and Bonus		227.37		160.74
(b) Company's contribution to Provident Fund		10.38		8.50
(c) Retiring Gratuities		16.80		14.32
(d) Welfare Expenses		40.14		21.23
(e) Contribution to Superannuation Fund		11.73		10.12
(f) Leave Encashment Scheme		24.68		11.41
(g) Pension Scheme		5.62		3.08
		336.72		229.40
Less: Employee cost capitalised		12.53		6.95
Less: Employee cost recovered		0.58		3.84
		323.61		218.61
Add: Share in Joint Ventures		131.20		61.13
			454.81	279.74
2. OPERATION EXPENSES -				
(a) Stores, Oil, etc. consumed		17.41		10.43
(b) Raw Materials consumed				
Opening Balance	7.04			5.41
Add: Purchases	57.27			36.12
Less: Closing Balance	8.08			7.04
		56.23		34.49
(c) Purchase of goods/Spares for resale		29.22		34.04
(d) Rental of Land, Buildings, Plant and Equipment, etc.		21.84		21.77
(e) Repairs and Maintenance -				
(i) To Buildings and Civil Works	28.16			19.61
(ii) To Machinery and Hydraulic Works	121.10			98.40
(iii) To Furniture, Vehicles, etc.	10.57			4.08
		159.83		122.09
(f) Rates and Taxes		27.35		26.75
(g) Insurance		16.61		16.71
(h) Components consumed		21.47		17.37
(i) Cost of materials and erection charges		17.43		64.54
(j) Other Operation Expenses		88.64		62.47
(k) Expenditure incurred on property development		25.53		Nil
(l) Provision for future foreseeable losses on contracts		1.31		0.56
(m) Agency Commission		0.46		1.13
		483.33		412.35
Add :Share in Joint Ventures		301.49		20.69
			784.82	433.04
3. MARKETING AND SALES COMMISSION - SHARE IN JOINT VENTURES			237.80	Nil
4. TRANSMISSION CHARGES			53.69	40.70
Carried Over:...			1,531.12	753.48

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE "2" : GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES *(Contd.)*

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
Brought Forward...		1,531.12	*753.48*
5. ADMINISTRATION EXPENSES -			
(a) Rent	1.61		*0.96*
(b) Rates and Taxes	1.20		*1.14*
(c) Insurance	1.07		*0.54*
(d) Other Administration Expenses	22.47		*12.64*
(e) Directors' Fees	0.25		*0.12*
(f) Auditors' Fees	3.44		*2.94*
(g) Government Audit Fees	0.01		*0.01*
(h) Cost of Services Procured	19.13		*16.02*
(i) Miscellaneous Expenses	49.53		*32.84*
(j) Bad Debts	10.21		*1.96*
	108.92		*69.17*
Add: Share in Joint Ventures	58.11		*14.67*
		167.03	*83.84*
6. PROVISION IN RESPECT OF CURRENT ASSETS HELD FOR DISPOSAL		13.97	*Nil*
7. (a) DECREASE IN WORK-IN-PROGRESS/ FINISHED GOODS/ SPARES FOR RESALE			
Opening Balance	12.45		*20.85*
Less: Capitalised during the year	0.57		*0.78*
Less: Closing Balance	11.08		*12.45*
		0.80	*7.62*
(b) DECREASE/(INCREASE) IN STOCK OF SHARES			
Opening Balance	37.67		*30.51*
Less: Closing Balance	25.99		*37.67*
		11.68	*(7.16)*
(c) DECREASE/(INCREASE) OF STOCK - PROPERTY UNDER DEVELOPMENT			
Opening Balance	8.17		*Nil*
Less: Closing Stock	2.55		*8.17*
		5.62	*(8.17)*
(d) (INCREASE) OF STOCK OF COAL - SHARE OF JOINT VENTURES			
Opening Balance	Nil		*Nil*
Acquired during the year	31.74		*Nil*
Less: Closing Stock	32.58		*Nil*
		(0.84)	*Nil*
8. AMOUNT WRITTEN OFF - MISCELLANEOUS EXPENDITURE - *(Schedule "I")*	5.04		*9.85*
Add: Share of Joint Ventures	Nil		*13.36*
		5.04	*23.21*
9. LOSS ON SALE/RETIREMENT OF ASSETS (NET)	16.28		*1.47*
Add: Share in Joint Ventures	Nil		*Nil*
		16.28	*1.47*
10. PURCHASE OF STOCK		12.73	*18.26*
11. TRANSFER OF REVENUE EXPENSES TO CAPITAL		(2.45)	*(4.77)*
12. TRANSFER OF REVENUE EXPENSES TO DEFERRED STRIPPING COSTS - SHARE OF JOINT VENTURES		(108.32)	*Nil*
		1,652.66	***867.78***

SCHEDULE "3" : INTEREST AND FINANCE CHARGES

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1. INTEREST:			
(a) INTEREST ON DEBENTURE LOANS	55.34		*51.54*
(b) INTEREST ON FIXED PERIOD LOANS - EURO NOTES AND FCCB	46.17		*90.80*
(c) INTEREST ON FIXED PERIOD LOANS - OTHERS	396.95		*145.42*
(d) OTHER INTEREST AND COMMITMENT CHARGES	19.25		*7.39*
		517.71	*295.15*
Less: INTEREST CAPITALISED		57.16	*46.96*
		460.55	*248.19*
SHARE IN JOINT VENTURES		38.20	*27.88*
		498.75	*276.07*
2. FINANCE CHARGES:			
(a) LOSS ON EXCHANGE (NET)	(44.26)		*(2.09)*
(b) COMMISSION AND BROKERAGE	2.07		*4.48*
(c) OTHER FINANCE CHARGES	24.36		*4.81*
		(17.83)	*7.20*
SHARE IN JOINT VENTURES		7.13	*Nil*
		(10.70)	*7.20*
		488.05	***283.27***

Schedule forming part of the Consolidated Profit and Loss Account

SCHEDULE "4": STATUTORY APPROPRIATIONS

	Rupees Crores	Previous Year Rupees Crores
(a) CONTINGENCIES RESERVE	4.19	2.23
(b) SPECIAL RESERVE	54.40	20.60
	58.59	**22.83**

Signatures to Notes and Schedules "A" to "I" and "1" to "4"

For and on behalf of the Board,

R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Mumbai, 23rd June, 2008.

Schedule "J" - Notes forming part of the Consolidated Accounts

1. Major Accounting Policies: -

(a) Basis of Accounting:

The financial statements have been prepared under the historical cost convention and on the accrual basis of accounting. The accounts of the Parent Company and the subsidiaries have been prepared in accordance with the Accounting Standards notified under the companies Act, 1956 and generally accepted accounting principles.

(b) Principles of consolidation:

The consolidated financial statements have been prepared in accordance with Accounting Standard 21 (AS-21) - "Consolidated Financial Statements", Accounting Standard 23 (AS-23) - "Accounting for Investments in Associates in Consolidated Financial Statements" and Accounting Standard 27 (AS-27) - " Financial Reporting of Interests in Joint Ventures". The consolidated financial statements have been prepared on the following basis:

(i) (a) Investments in Subsidiaries:

- The financial statements of The Tata Power Company Limited ('The Parent Company') and its subsidiary companies have been combined on a line by line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating intra-group balances and intra-group transactions resulting in unrealised profits or losses.
- The excess of cost to the Parent Company of its investment in the Subsidiary over the Parent Company's portion of equity of the Subsidiary is recognised in the financial statements as Goodwill, and is tested for impairment.
- The excess of Parent Company's portion of equity of the Subsidiary as at the date of its investment is treated as Capital Reserve.
- The financial statements of the subsidiaries used in the consolidation are drawn upto the same reporting date as that of the Parent Company i.e. year ended 31st March, 2008 and are audited.
- Minority interest in the net assets of consolidated subsidiaries consist of:
  1) the amount of equity attributable to minorities at the date on which investment in a subsidiary is made; and
  2) the minorities' share of movements in equity since the date the parent subsidiary relationship came into existence.

(b) The subsidiary companies (which along with the Tata Power Company Limited, the Parent, constituted the Group) considered in the preparation of these consolidated financial statements are:

Name	Country of Incorporation	% voting power held as at 31st March, 2008	*% voting power held as at 31st March, 2007*
Chemical Terminal Trombay Ltd. (CTTL)	India	100	*100*
Af-Taab Investment Co. Ltd. (AICL)	India	100	*100*
Tata Power Trading Co. Ltd. (TPTCL)	India	100	*100*
Powerlinks Transmission Ltd. (PTL)	India	51	*51*
Maithon Power Ltd. (MPL)	India	74	*74*
NELCO Ltd. (NELCO)	India	50.04	*50.04*
Tatanet Services Ltd. (TSL)	India	100	*100*
Industrial Energy Ltd. (IEL)	India	100	*74*
North Delhi Power Ltd. (NDPL) (w.e.f. 22nd January, 2008)	India	51	-
Coastal Gujarat Power Ltd. (CGPL)	India	100	-
Tata Power (Mauritius) Ltd. (TPML) (w.e.f. 22nd June, 2007)	Mauritius	100	-
Tata Power (Cyprus) Ltd. (TPCL) (w.e.f. 22nd June, 2007)	Cyprus	100	-

Note: Industrial Power Utility Ltd. (IPUL), Industrial Power Infrastructure Ltd. (IPIL), Veltina Holdings Ltd. (VHL), Trust Energy Resources Pte. Ltd. (TEAPL), Tata Power International Holdings Ltd. (TPIHL) and Energy Eastern Pte. Ltd. (EEPL) have not been considered for consolidation being not material to the Group.

(ii) Interest in Joint Ventures :

(a) The Group's interest in jointly controlled entities are:

Name	Country of Incorporation	Percentage of Ownership Interest as at 31st March, 2008	*Percentage of Ownership Interest as at 31st March, 2007*
North Delhi Power Ltd. (NDPL) (upto 21st January, 2008)	India	49	*49*
PT Arutmin Indonesia (PAI) (w.e.f. 26th June, 2007)	Indonesia	30	-
Indocoal Resources (Cayman) Ltd. (IRCL) (w.e.f. 26th June, 2007)	Cayman Island	30	-
PT Indocoal Kaltim Resources (PIR) (w.e.f. 26th June, 2007)	Indonesia	30	-
PT Indocoal Kalsel Resources (PIKR) (w.e.f. 26th June, 2007)	Indonesia	30	-
PT Kaltim Prima Coal (PKPC) (w.e.f. 26th June, 2007)	Indonesia	30	-
Tubed Coal Mines Ltd. (TCML) (w.e.f. 20th November, 2007)	India	40	-

(b) The Financial Statements of the Joint Ventures are drawn upto 31st March, 2008. The Group's interest in these Joint Ventures, have been accounted for using proportionate consolidation method.

(iii) (a) Investments in Associates:

The Group's Associates are:

Name	Country of Incorporation	Percentage of Ownership Interest as at 31st March, 2008	*Percentage of Ownership Interest as at 31st March, 2007*
Yashmun Engineers Ltd.	India	27.27	*27.27*
Tata Ceramics Ltd.	India	40.00	*40.00*
Panatone Finvest Ltd.	India	39.98	*39.98*
Tata BP Solar India Ltd.	India	49.00	*49.00*
Vantech Investments Ltd.	India	50.00	*50.00*
Tata Projects Ltd.	India	47.78	*47.78*
ASL Advanced Systems Pvt. Ltd. #	India	37.00	*37.00*
The Associated Building Co. Ltd. #	India	33.14	*33.14*
Rujuvalika Investments Ltd. #	India	27.59	*27.59*
Questar Investments Ltd. (upto 27th February, 2008)#	India	–	*20.83*
Hemisphere Properties Ltd. #	India	50.00	*50.00*
Brihat Trading Co. Ltd. #	India	33.50	*33.50*
Nelito Systems Ltd.	India	49.46	*49.46*

These associates have not been considered for consolidation being not material to the Group.

(b) (i) The break-up of Investment in Associates is as under: -

Rs. crores

		Nelito Systems Limited	Panatone Finvest Limited	Yashmun Engineers Limited	Tata BP Solar India Limited	Vantech Investments Limited	Tata Ceramics Limited	Tata Projects Limited
	Refer Schedule "F"	4(b)	4(b)	4(b)	5(b)	5(b)	5(b)	4(b)
(i)	Number of Equity Shares (Nos.)	10,20,000	50,00,00,000	9,600	33,21,000	9,95,000	91,10,000	1,61.250
		10,20,000	*50,00,00,000*	*9,600*	*17,82,000*	*9,95,000*	*91,10,000*	*1,61.250*
(ii)	Percentage holding	49.46%	39.98%	27.27%	49.00%	50.00%	40.00%	47.78%
		49.46%	*39.98%*	*27.27%*	*49.00%*	*50.00%*	*40.00%*	*47.78%*
(iii)	Cost of Investment (Equity Shares)	4.34	500.00	0.01	111.43	2.55	9.11	66.78
		4.34	*500.00*	*0.01*	*24.49*	*2.55*	*9.11*	66.78

Rs. crores

		Nelito Systems Limited	Panatone Finvest Limited	Yashmun Engineers Limited	Tata BP Solar India Limited	Vantech Investments Limited	Tata Ceramics Limited	Tata Projects Limited
	Refer Schedule "F"	4(b)	4(b)	4(b)	5(b)	5(b)	5(b)	4(b)
(iv)	Including Goodwill/ (Capital Reserve)	-	0.18	(0.24)	14.96	0.39	22.29	23.30
		-	*0.18*	*(0.24)*	*1.88*	*0.39*	*22.29*	*23.30*
(v)	Share in accumulated profit/ (losses) net of dividends received upto 31st March, 2007	3.17	73.00	0.37	62.50	0.70	-	0.89
		0.31	*84.40*	*0.36*	*48.75*	*0.59*	-	*2.97*
(vi)	Share of profit/(losses) for the year	3.53	(35.16)	0.01	11.15	0.07	-	15.48
	Less: Dividend received during the year	0.20	5.00	0.02	3.92	-	-	1.61
	Add: Other adjustments	-	27.61	-	-	-	-	4.62
	Share of profit/(losses) net of dividends received during the year/other adjustments	3.33	(12.55)	(0.01)	7.23	0.07	-	18.49
		2.86	*(11.40)*	*0.01*	*13.75*	*0.11*	-	*(2.08)*
(vii)	Provision for diminution in value of investments (Equity Shares)	-	-	-	-	-	$(9.11)	-
		-	-	-	-	-	*$(9.11)*	-
(viii)	Carrying Cost	10.84	560.45	0.37	181.16	3.32	-	86.16
		7.51	*573.00*	*0.38*	*86.99*	*3.25*	-	*67.67*

Note : Previous year's figures are in italics.

$ Included in Schedule "F" under Provision for diminution in value of Investments.

The Financial Statements of all associates are drawn upto 31st March, every year.

(ii) The Associates not considered for consolidation being not material to the Group have been stated at cost as under:

Rs. crores

		Hemisphere Properties Ltd.	Brihat Trading Co. Ltd.	ASL Advanced Systems Pvt. Ltd.	The Associated Building Co. Ltd.	Rujuvalika Investments Ltd.
	Refer Schedule "F"	5(b)	5(b)	5(b)	4(b)	4(b)
(i)	Number of Equity Shares (Nos.)	25,000	3,350	5,55,000	1,825	3,66,667
		25,000	*3,350*	*5,55,000*	*1,825*	3,66,667
(ii)	Percentage holding	50.00	33.50	37.00	33.14	27.59
		50.00	*33.50*	*37.00*	*33.14*	*27.59*
(iii)	Cost of Investment (Equity Shares)	0.03	0.01	0.56	0.17	0.60
		0.03	*0.01*	*0.56*	*0.17*	*0.60*
(iv)	Provision for diminution in value of Investments (Equity Shares)	-	-	-	0.07$	-
		-	-	-	*0.07$*	-
(v)	Carrying Cost	0.03	0.01	0.56	0.10	0.60
		0.03	*0.01*	*0.56*	*0.10*	*0.60*

Note : Previous year's figures are in italics.

$ Included in Schedule "F" under Provision for diminution in value of Investments.

On adoption of AS-23, investments as stated in (iii) (b) (i) above have been accounted for using equity method whereby the investment is initially recorded at cost and adjusted thereafter for post acquisition change in the Group's share of net assets.

(c) Fixed Assets:

(i) All fixed assets are stated at cost less depreciation. Cost comprises the purchase price and any other applicable costs and also includes borrowing costs as estimated to be attributable to the acquisition and construction of fixed assets upto the date the asset is ready for use.

(ii) In the case of NDPL, the assets transferred from erstwhile Delhi Vidyut Board (DVB) are stated at the transaction value as notified by the Government of National Capital Territory of Delhi (GNCTD) under the Transfer Scheme. Values assigned to different heads of Fixed Assets are as per an independent valuer's estimation.

(d) Depreciation/Amortisation:

(i) Fixed assets are depreciated over the estimated useful lives as determined by the management or over the lives determined based on rates of depreciation specified under various applicable statutes/government approvals, whichever is shorter, on a straight line method except:

(a) assets relating to the business other than electricity business of the Parent Company and CTTL, where depreciation is provided on written down value basis;

(b) assets given on lease which are depreciated on a straight line basis over the primary period of the lease.

(ii) Depreciation on additions/deletions of assets is provided on pro-rata basis.

(iii) Assets costing less than Rs. 5,000/- are written off in the year of purchase.

(iv) License fees is amortised over the period of the license.

(v) Leasehold Land is amortised over the period of the lease.

(vi) Technical know-how is generally written off on a straight line basis over a period of six years.

(vii) Depreciation rates used for various classes of assets are:

Hydraulic Works	- 1.95% to 3.40%
Buildings	- 3.02% to 33.40%
Railway Sidings, Roads, Crossings, etc.	- 3.02% to 5.00%
Plant and Machinery	- 1.80% to 45.00%
Transmission Lines, Cable Network, etc.	- 3.02% to 13.91%
Furniture, Fixtures and Office Equipment	- 12.50% to 60.00%
Motor Vehicles, Launches, Barges, etc.	- 25.89% to 33.40%
Helicopters	- 33.40%
In case of PAI, PKPC and IRCL	
Mine Property	- 3.33% to 12.50%
Infrastructure facilities	- 3.33% to 12.50%
Machinery and Equipment	- 3.33% to 33.33%
Furniture, Fixtures and Office Equipment	- 12.50% to 33.33%
Transportation Equipment	- 12.50% to 33.33%

(e) Leases:

(i) Finance Lease:

Assets taken on finance lease are accounted for as fixed assets in accordance with Accounting Standard (AS-19) "Leases". Accordingly, the assets are accounted at fair value. Lease payments are apportioned between finance charge and reduction in outstanding liability.

(ii) Operating Lease:

Assets taken on lease under which all risks and rewards of ownership are effectively retained by the lessor are classified as operating lease. Lease payments under operating leases are recognised as expenses on straight line basis.

(f) Investments:

(i) Long term investments other than in associates considered for consolidation are carried at cost, less provision for diminution other than temporary, if any, in value of such investments. Current investments are carried at lower of cost and fair value. Investments in associates considered for consolidation are accounted for using the equity method.

(ii) In the case of AICL, purchase of securities of Tata Group Companies/Mutual Funds and investments in debentures of all the companies are considered as investments. Expenses for dematerialisation of shares have been written off. Investments, other than above, are considered as stock-in-trade.

(g) Inventories:

(i) Inventories of raw materials, semi-finished products, products/tools under development, stores and spare parts and loose tools are valued at or below cost. Cost is ascertained on weighted average basis. Work-in-progress and finished products are valued at lower of cost and net realisable value. Cost includes material costs, labour and manufacturing overheads.

(ii) In the case of AICL, investments considered as stock-in-trade are valued at average cost or market value whichever is lower. Expenses for dematerialisation of shares have been written off.

(iii) In the case of NELCO, Car Park/Property under development in pursuance of additional right of construction is valued at market value on the basis of the Valuer's Report.

(h) Taxes on Income:

Current tax is determined as the amount of tax payable in respect of taxable income for the year. Credit in respect of Minimum Alternate Tax paid is recognised only if there is convincing evidence of realisation of the same.

Deferred tax, which is computed on the basis of enacted/substantively enacted rates, is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Where there is unabsorbed depreciation or carry forward losses, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Other deferred tax assets are recognised only to the extent there is reasonable certainty of realisation in future.

(i) Research and Development Expenses:

Research and Development costs of a revenue nature are charged as an expense in the year in which these are incurred.

(j) Premium on redemption of Debentures and Foreign Currency Convertible Bonds (FCCB):

Premium payable on redemption of FCCB and Debentures as per the terms of their respective issues is provided fully in the year of issue by adjusting against the Securities Premium Account.

(k) Warranty Expenses:

Anticipated product warranty costs for the period of warranty are provided for in the year of sale. Other warranty obligations are accounted for as and when claims are admitted.

(l) Foreign Exchange Transactions:

All monetary assets and monetary liabilities in foreign currencies are translated at the relevant rates of exchange prevailing at the year end. In respect of foreign exchange contracts, the premium or discount arising at the inception of such a contract is amortised as expense or income over the life of the contract. In case of monetary assets and monetary liabilities in foreign currencies the exchange differences are recognised in the Profit and Loss Account.

(m) Employee Benefits:

(i) Defined Contribution Plan:

Contributions paid/payable during the year to Provident Fund, Superannuation Fund, ESIC and Labour Welfare Fund are recognised in the Profit and Loss Account.

(ii) Defined Benefit Plan/Long term compensated absences:

Liability towards gratuity, compensated absences, post retirement medical benefit schemes, etc. are determined by independent actuaries, using the projected unit credit method. Past services are recognised on a straight line basis over the average period until the benefits become vested. Actuarial gains and losses are recognised immediately in the Profit and Loss Account as income or expenses. Obligation is measured at the present value of estimated future cash flows using a discounted rate that is determined by reference to the market yields at the Balance Sheet date on Government Bonds where the currency and terms of the Government Bonds are consistent with the currency and estimated terms of the defined benefit obligation.

(n) Revenue Recognition:

(i) Revenue from Power Supply is accounted for on the basis of billings to consumers, inclusive of Fuel Adjustment Charges and includes unbilled revenues accrued upto the end of the accounting year.

(ii) The Parent Company determines surplus/deficit (i.e. excess/shortfall of/in aggregate gain over Return on Equity entitlement) for the year in respect of its license area operations (i.e. Generation, Transmission and

Distribution) based on the principles laid down under the (Terms and Conditions of Tariff) Regulation, 2005 notified by MERC and the basis of Tariff Order issued by it. In respect of such surplus/deficit, appropriate adjustments as stipulated under the regulations are made during the year. Further, any adjustments that may arise on annual performance review by MERC under the aforesaid Tariff regulations are made after the completion of such review.

(iii) Delayed payment charges and interest on delayed payments for power supply are recognised, on grounds of prudence, as and when recovered.

(iv) In the case of NDPL, the amount received from consumers on account of Service Line charges are treated as Income on installation of connection.

(v) In the case of NELCO, sales are inclusive of income from services and are recognised on the basis of terms of sale.

(vi) In the case of PTL, Transmission Income is accounted for on the accrual basis for the period of operation of transmission lines based on 'Tariff Orders' issued by Central Electricity Regulatory Commission (CERC). In case where tariff orders are yet to be issued, transmission income is accounted as per the norms issued by CERC. Transmission Income on account of additional capitalization, if any, is accounted for on the basis of specific order by the CERC.

(vii) In the case of PAI, PKPC and IRCL sales are recognised as revenue when the title passes to the customer and selling prices are known or can be reasonably estimated.

(o) Advance against Depreciation:

In the case of PTL, 'Advance against Depreciation' forming part of tariff pertaining to subsequent years, to facilitate repayment of loans is reduced from transmission income and considered as deferred revenue to be included in transmission income in subsequent years.

(p) Consumer contribution to Capital Works:

In the case of NDPL, consumers' contribution towards cost of capital assets is treated as capital receipt and credited in Current Liabilities and is transferred to a separate account on commissioning of the assets. An amount equivalent to the depreciation charge for the year on such assets is appropriated from this account as income to the Profit and Loss account.

(q) Accounting for Contracts:

Income on contracts in respect of Transmission EPC, Strategic Electronics business and Project Management Services are accounted on "Percentage of completion" basis measured by the proportion that cost incurred upto the reporting date bear to the estimated total cost of the contract.

(r) Issue Expenses:

(i) Expenses incurred in connection with issue of Rights Shares and Global Depository Shares are amortised over the remaining period of the licence for supply of electricity, in accordance with the treatment adopted for the determination of "Clear Profit" under the repealed Electricity (Supply) Act, 1948. However, the closing balance of the expenditure in connection with Global Depository Shares carried forward under 'Miscellaneous Expenditure (to the extent not written off)' has been disclosed as an adjustment against Securities Premium Account.

(ii) Expenses incurred in connection with the issue of Euro Notes, Foreign Currency Convertible Bonds and Debentures are adjusted against Securities Premium Account.

(iii) Discount on issue of Euro Notes are amortised over the tenure of the Notes.

(s) Deferred Stripping Cost:

In the case of PKPC and PAI, stripping cost of top soil are divided into (i) initial stripping of the top soil to open the mining area before production commences and (ii) additional stripping that is performed during the production activity.

The initial stripping costs are part of deferred development cost, while the additional stripping costs are charged to production cost as long as the stripping ratio is close to or less than the average estimated stripping ratio.

However, when the actual ratio is significantly higher than the estimated average ratio, the excess stripping costs are to be deferred and recorded as deferred stripping costs. These deferred stripping costs are expensed as production costs in periods where the actual ratio is significantly lower than the estimated average ratio.

(t) Deferred Exploration and Development Cost:

In the case of PKPC and PAI, deferred exploration and development expenditure incorporates costs relating to general surveys, exploration, financing, feasibility studies and development of the mine incurred prior to the commencement of operations. Deferred exploration and development costs are amortised on a straight line basis from the date of commercial production of the respective area of interest, over the shorter of the life of the mine or the remaining term of the Coal Agreement.

(u) Estimated Liability for Restoration and Rehabilitation:

In case of PKPC and PAI, estimated liability for restoration and rehabilitation costs are based principally on legal and regulatory requirements. Such estimated costs as a result of production activities are expensed as production cost. Estimates are reassessed regularly and the effects of changes are recognised prospectively.

(v) Expenditure on Amalgamation:

The expenditure incurred is amortised over a period of five years.

(w) Payments under Voluntary Retirement Schemes (VRS):

Compensation paid under VRS is amortised over a period of thirty six months commencing from the month following the month of separation.

(x) Preliminary Expenses:

In the case of TPTCL and TCML, preliminary expenses are written off over a period of five years after commencement of business.

(y) Segment Reporting:

The accounting policies adopted for segment reporting are in line with the accounting policy of the Companies. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated income/expenses".

2. (a) In accordance with Accounting Standard 28 'Impairment of Assets' and the guidance provided by the Institute of Chartered Accountants of India on Accounting Standard 21 'Consolidated Financial Statements', during the year, the incremental Goodwill arising on consolidation, on acquisition of stake in a subsidiary and overseas joint ventures has been tested for impairment. Until the previous year such goodwill was being amortised over a period of five years. This change in the accounting policy has resulted in the profit before tax for the year being higher by Rs. 840.35 crores.

(b) Pursuant to the notification of Companies (Accounting Standards) Rules 2006, during the year ended 31st March, 2008, the Parent Company has recognised exchange differences (gain of Rs. 14.28 crores) on borrowed funds and liabilities in foreign currencies for the acquisition of fixed assets from a country outside India in the Profit and Loss account (disclosed under Interest and Finance Charges in Schedule "3") for the year, which hitherto were capitalised.

3. During the year, the Parent Company, after obtaining the requisite approvals has on a preferential basis, alloted the following securities to Tata Sons Limited (Promoters), in accordance with the provisions of Chapter XIII of the SEBI (Disclosure and Investor Protection) Guidelines, 2000:

(a) 98,94,000 Equity Shares of Rs. 10 each at a premium of Rs. 577.08 per share and

(b) 1,03,89,000 Warrants, where each Warrant shall entitle Tata Sons Limited to subscribe to one Equity share of the Parent Company against payment in cash. As per the SEBI guidelines, an amount equivalent to 10% of the price i.e. Rs. 58.71 per Warrant has been received from Tata Sons Limited on allotment of the Warrants. The price at which the Warrants shall be exercised shall be determined in accordance with the SEBI guidelines. Accordingly the outstanding Warrants have not been considered for computation of diluted earnings per share.

As approved by the Shareholders the above equity shares rank *pari passu* in all respects including dividend with the existing Equity Shares of the Parent Company. Accordingly, the Parent Company has paid dividend amounting to Rs. 9.40 crores for the year ended 31st March, 2007 and Dividend Tax thereon amounting to Rs. 1.60 crores.

4. (a) In an earlier year, the Parent Company issued 200,000 1% Foreign Currency Convertible Bonds (FCCB) with face value of $ 1,000 each aggregating to U.S. $ 200 million (Rs. 878.80 crores at issue). The bondholders

have an option to convert these Bonds into shares, at an initial conversion price of Rs. 590.85 per share at a fixed rate of exchange on conversion of Rs. 43.38 = U.S. $ 1.00, at any time on or after 6th April, 2005, upto 15th February, 2010. The conversion price is subject to adjustment in certain circumstances. The FCCB may be redeemed, in whole but not in part, at the option of the Parent Company at any time on or after 24th February, 2008 and prior to 15th February, 2010 subject to satisfaction of certain conditions. Unless previously converted, redeemed or repurchased and cancelled, the FCCB fall due for redemption on 25th February, 2010 at 115.734 percent of their principal amount.

(b) During the year bond holders holding 175,816 bonds have opted for conversion of the same into equity shares and accordingly 12,908,297 shares of Rs. 10 each have been issued at a premium as per terms of issue. Consequently there is an increase in the Subscribed Share Capital by Rs. 12.91 crores and Securities Premium by Rs. 683.37 crores. Further, provision made for premium on redemption of FCCB by debiting Securities Premium in an earlier year has been reversed to the extent it pertains to the converted FCCB. As a result Securities Premium has gone up by Rs. 121.66 crores.

(c) Proceeds received on issue of FCCB have been utilised during the year for the purpose of overseas investments.

5. Contingency Reserve Investments and Deferred Taxation Liability Fund Investments include 6.75% Unit Trust of India - Tax Free US Bonds 2008 of face value of Rs. 87.56 crores and Rs. 176.00 crores respectively received on conversion of units in Scheme US-64 which are being carried at the cost at which the units were acquired viz. Rs. 126.94 crores and Rs. 292.09 crores respectively. No provision has been made for diminution in the value of these investments as the loss on realisation of these investments, in the opinion of the Parent Company should be adjusted against the said reserves. MERC in its Order dated 22nd March, 2007, had disallowed the diminution in the value of these investments to be adjusted against the said reserves. The Parent Company had filed an appeal with ATE against the said Order. ATE vide its Order dated 12th May, 2008 on various issues has also covered this matter and the Parent Company is of the opinion that its contention has been upheld. However, the Parent Company is seeking clarification on the matter.

6. The Parent Company has been legally advised that the Parent Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A inserted by the Companies (Amendment) Act, 1999 effective 31st October, 1998 is not applicable to the Parent Company.

7. Coal Agreement:

In the case of PAI and PKPC the Companies entered into a Coal Contract of Work ("Coal Agreement") for the exploration and exploitation of coal. Under the term of the Coal Agreement, the Company commenced its 30-year operating period on 1st October, 1989 and 1st January, 1992 respectively.

8. The Parent Company has

(a) an investment in Tata Teleservices Limited (TTSL) of Rs. 796.58 crores (*31st March, 2007 – Rs. 726.00 crores*);

(b) TTSL has accumulated losses as at 31st March, 2007, based on latest audited accounts for March, 2007, which has significantly eroded its net worth. In the opinion of the Management, having regard to the long gestation period inevitable in the nature of its business, there is no diminution other than temporary, in the value of the investment.

9. (a) Capital commitments not provided for are estimated at Rs. 11,667.90 crores (*31st March, 2007 - Rs. 1,408.66 crores*) [including Rs. 11.36 crores (*31st March, 2007 – Rs. 45.88 crores*) of the Joint Venture].

(b) In the case of associates, capital commitments not provided for are estimated at Rs. 102.10 crores (*31st March, 2007 - Rs. 16.25 crores*).

10. Disclosures as required by Accounting Standard 19 (AS-19) are as follows:

(a) Operating Leases:

(i) The Parent Company's significant leasing arrangements are in respect of residential flats, office premises, plant and machinery and equipments taken on lease. The arrangements range between 11 months and 10 years generally and are usually renewable by mutual consent or mutually agreeable terms. Under these arrangements, generally refundable interest-free deposits have been given.

(ii) Commercial/residential premises have been given on operating lease having original cost of Rs. 47.55 crores *(31st March, 2007 – Rs. 49.17 crores)* and accumulated depreciation of Rs. 13.90 crores *(31st March, 2007 – Rs. 13.40 crores)* as at 31st March, 2008. Depreciation on the above assets for the current year is Rs. 2.53 crores *(31st March, 2007 – Rs. 2.96 crores)*. Under these arrangements, generally refundable interest-free deposits have been taken. The future minimum lease payments under non-cancellable operating leases aggregating to Rs. 19.81 crores *(31st March, 2007 - Rs. 26.43 crores)*, in each of the following periods are as under:

Rs. crores

			2006-07
(a)	not later than one year	5.94	*6.69*
(b)	later than one year and not later than five years	13.87	*19.18*
(c)	later than five years	Nil	*0.56*

(b) Finance Leases:

During the year, the Group has taken vehicles on finance leases which expire in 2009-2010 and 2011-2012. The lease rentals are charged on the basis of agreed terms. The said vehicles are capitalised using interest rates determined at the inception of the lease.

The aggregate maturities under these finance leases are as follows:

Rs. crores

		Total minimum lease payments outstanding	Future interest outstanding	Present value of minimum lease payments
(i)	not later than one year	50.40	5.88	44.52
		0.11	*0.03*	*0.08*
(ii)	later than one year and not later than five years	71.35	7.77	63.58
		0.34	*0.05*	*0.29*
(iii)	later than five years	–	–	–
		0.45	*0.08*	*0.37*

Note: Previous year's figures are in italics.

11. Contingent Liabilities:

(a) Claims against the Group not acknowledged as debts Rs. 409.98 crores *(31st March, 2007 - Rs. 216.45 crores)* [including Rs. 185.58 crores *(31st March, 2007 – Rs. 12.78 crores)* of the Joint Venture] consists mainly of the following:

(i) Octroi claims disputed by the Parent Company aggregating to Rs. 5.03 crores (*31st March, 2007 - Rs. 5.03 crores*), consisting of Octroi exemption claimed by the Parent Company, regarding which the writ has been admitted by the High Court.

(ii) A Suit has been filed against the Parent Company claiming compensation of Rs. 20.51 crores *(31st March, 2007 - Rs. 20.51 crores)* by way of damages for alleged wrongful disconnection of power supply and interest accrued thereon Rs. 90.45 crores *(31st March, 2007 - Rs. 86.14 crores)*.

(iii) Rates, Duty and Cess claims disputed by the Parent Company aggregating to Rs. 47.01 crores *(31st March, 2007 - Rs. 40.09 crores)*, consisting mainly for levy of cess and way leave fees by Maharashtra Pollution Control Board at higher rates and interest thereon which is challenged by the Parent Company and for levy of excise duty on fuel consumed in generation of electricity that was not sold but consumed by the Parent Company.

(iv) In the case of NDPL, Rs. 22.36 crores *(31st March, 2007 – Rs. 12.78 crores as a share of Joint Venture)*, consisting mainly of legal cases filed by consumers, employees etc., and sales tax claims.

(v) In the case of CTTL, claims raised by Mumbai Port Trust towards Penal Way Leave Fees Rs. 1.46 crores *(31st March, 2007 – Rs. 1.37 crores)*.

(vi) In case of NELCO, Rs. 23.18 crores *(31st March, 2007 – Rs. 3.25 crores)* mainly on account of disputed central excise, sales tax and custom demand.

(vii) Other claims against the Parent Company not acknowledged as debts Rs. 14.17 crores *(31st March, 2007 – Rs. 47.07 crores)*.

(viii) In the case of associates, other claims not acknowledged as debts Rs. 0.23 crore *(31st March, 2007 – Rs.0.21 crore)*.

(ix) In case of PAI and PKPC claims arising mainly on account of compensation demanded towards use of land for coal mining and disallowance of refund of value added tax (VAT) paid on inputs for production of coal Rs. 185.58 crores, being the Group's share *(31st March, 2007 - Rs. Nil)*.

(x) In case of PAI and PKPC, in respect of other matters (viz; land dispute, illegal mining etc.) amount not ascertainable.

(b) Taxation matters for which liability, relating to issues of deductibility and taxability, is disputed by the Group and provision is not made (computed on the basis of assessments which have been re-opened and assessments remaining to be completed):

Rs. crores

			As at 31st March, 2007
(i)	Matters on which there are decisions of the appellate authorities in the Parent Company's favour, not accepted by the tax authorities................	67.21	*64.24*
(ii)	Other matters in appeal in case of subsidiaries	2.30	*10.14*
(iii)	Interest and penalty demanded	6.20	*15.01*
(iv)	In the case of associates, matters on which there are decisions of the appellate authorities in the favour of the Companies, not accepted by the tax authorities	3.15	*3.83*

(c) (i) Indirect exposures of the Parent Company:

Name of the company	Contingent Liabilities				Other Commitments	
	Guarantees given	Shares pledged	Sponsor support agreement	Deed of Indemnity	Letter of Comfort	Undertaking for non-disposal of shares
	(Rs. crores)	(Nos.)	(Rs. crores)	(Rs. crores)	(Rs. crores)	(Rs. crores)
Tata Teleservices Limited (TTSL)	–	64,86,17,417	–	–	–	–
	–	*62,36,45,847*	–	–	–	–
Panatone Finvest Limited (PFL)	500.00	–	–	–	–	–
	500.00	–	–	–	–	–
Tata Teleservices (Maharashtra) Limited (TTML)	50.00	–	–	–	–	–
	50.00	–	–	–	–	–
North Delhi Power Limited (NDPL)	–	–	–	–	–	1,107.28
	–	–	–	–	–	*832.28*
Powerlinks Transmission Limited (PTL)	–	23,86,80,000	366.00	–	–	–
	–	*23,86,80,000 [refer (c) (iii) below]*	*366.00*	–	–	–
Tata Honeywell Limited (THL)	–	–	–	0.74	–	–
	–	–	–	*0.74*	–	–
NELCO Limited (NELCO)	–	–	–	–	–	–
	–	–	–	–	*25.00*	–
Tata Power (Mauritius) Limited (TPML)	–	10,00,000	–	–	–	–
	–	–	–	–	–	–

Note: Previous year's figures are in italics.

(ii) The Parent Company has in terms of the shareholders agreement, an obligation to subscribe for or arrange along with the participants of the Tata Group, for additional capital as per specified schedule, in case of TTSL.

(iii) In terms of the Deed of Pledge of Shares executed by the Parent Company and Power Grid in favour of Infrastructure Development Finance Company Limited (IDFC) acting as Security Trustee for the Lenders with PTL as a confirming party for pledging the Parent Company's current and future shareholding in PTL, Powers of Attorney are executed in favour of the Security Trustee and the Lenders to accomplish the purpose of the Deed with full authority in terms of the Deed [also refer Note (c) (i) above].

(iv) In case of NELCO, the Company has issued Corporate Guarantees of Rs. 6.00 crores (*31st March, 2007 - Rs. 6.00 crores*)

(d) Under the Share Purchase Agreement entered into with Tata Industries Limited (TIL) in January 2001, the Parent Company had agreed payment of production upside in the event the total gas production is more than 1.2 Trillion Cubic Feet (TCF) to Tata Industries Limited for net incremental production over and above 1.2 TCF. The said production is based upside for the Tata Petrodyne Limited's (TPL) participating interest of 10% at the rate of U.S. $0.23 per Thousand Cubic Feet (MCF). The obligation on the Parent Company to pay TIL in case of upside in production continues even after the sale of shares of TPL.

(e) In the case of NDPL, as per the provisions of the Transfer Scheme pursuant to Delhi Electricity Reforms Act, 2002, the liabilities arising out of litigation, suits, claims etc. pending on the date of transfer (i.e. 1st July, 2002) and/ or arising due to any events prior to that date shall be borne by the Company to the extent of Rs. 1.00 crore p.a. (*31st March, 2007 Rs. 0.49 crore p.a. being Group's share*).

(f) In the case of NDPL, the Company had introduced a Voluntary Separation Scheme (VSS) for its employees in December 2003, in response to which 1,798 employees were separated. As per the Scheme, the retiring employees were paid Ex-gratia separation amount by the Company. They were further entitled to claim their Retiral Benefits (i.e. Gratuity, Leave Encashment, Pension Commutation, Pension, Medical and LTC) the payment obligation of which became a matter of dispute between the Company and the DVB Employees Terminal Benefit Fund 2002 (The Trust). The Trust is, however, of the view that its liability to pay Retiral Benefits arises only on the employee attaining the age of superannuation or earlier death. On 1st November, 2004 the Company entered into a Memorandum of Understanding with GNCTD, and a special Trust namely Special Voluntary Retirement Schemes Retirees Terminal Benefit Fund (SVRS Trust) was created.

For resolution of the issue through the process of law, the Company has filed a Writ, before the Hon'ble Delhi High Court. The Hon'ble Court has pronounced its judgement on this issue on 2nd July, 2007 whereby it has provided two options to the Discoms for paying terminal benefits/residual pension to the Trust.

(i) Terminal benefits due to the VSS optees to be paid by Discoms which shall be reimbursed to Discoms by the Trust without interest on normal retirement/death (whichever is earlier) of such VSS optees. In addition, the Discoms shall pay the residual pension to VSS optees till their respective dates of normal retirement, after which the Trust shall commence payment to such optees. Pending and subject to the final outcome of the writ petition, NDPL was following the above route, whereby it had advanced Rs. 77.74 crores to the SVRS Trust for payment of retiral dues to separated employees, which is shown as recoverable under loans and advances. Against this, the Company had recovered Rs. 21.62 crores against a claim of Rs. 23.80 crores from the SVRS Trust in respect of retirees who have expired or attained the age of superannuation till 31st December, 2007. Rs. 2.74 crores for retirees who have expired or attained the age of superannuation during the period January 2008 to March 2008 is yet to be received from SVRS Trust. In addition, the Company has also been paying the retiral pension to the VSS optees till their respective dates of normal retirement or death (whichever is earlier). The DERC has approved Retiral pension amount in its Annual Revenue Requirement (ARR) and same has been charged to profit and loss account.

(ii) The Trust to pay the terminal benefits and all dues of the VSS optees on reimbursement by Discoms of 'Additional Contribution' required on account of premature payout by the Trust which shall be computed by an Arbitral Tribunal of Actuaries.

The Company considers the second option as more appropriate and also estimates that the liability under this option shall be lower than under the first option which it is presently following. Pending computation of the liability by the Arbitral Tribunal of Actuaries, no adjustment has been made.

(g) In the case of NDPL, the liability stated in the opening Balance Sheet of the Company as per the Transfer Scheme as on 1st July, 2002 in respect of consumers' security deposit was Rs. 10.00 crores. The Company had engaged an independent agency to validate the sample data in digitized form of consumer security deposits received by the erstwhile DVB from its consumers. As per the validation report submitted by this agency the amount of security deposit received from consumers other than Key Consumers (for which Company is in process of valuation) aggregated to Rs. 62.44 crores. The Company has been advised that as per the Transfer Scheme, the liability in excess of Rs. 10.00 crores towards refund of the opening consumer deposits and interest thereon is not to the account of the Company. Since the GNCTD was of the view that the aforesaid liability is that of the Company, the matter was referred to DERC. During the year DERC vide its letter dated 23rd April, 2007 has conveyed its decision to the GNCTD upholding the Company's view. As GNCTD has refused to accept the DERC decision as binding on it, the Company has filed a writ petition in the Delhi High Court and the matter has been listed on 6th August, 2008. No stay has been granted by the High Court in the matter for refund of consumption deposit and payment of interest thereon.

(h) In a matter pertaining to distribution rights of the Parent Company, the Appellate Tribunal for Electricity (ATE) vide its Order dated 22nd May, 2006, set aside MERC's Order and allowed as a whole the appeal preferred by Reliance Infrastructure Ltd. (formerly Reliance Energy Ltd.). The financial consequences of the Appellate Tribunal's

Order have neither been quantified in the Order nor been ascertained by the Parent Company. The Parent Company has filed an appeal in the Hon'ble Supreme Court. By interim orders, the Supreme Court has allowed the Parent Company to continue to supply electricity to its existing consumers and to connect to certain new consumers. The hearing of the appeal has been concluded and the Order is reserved. The Parent Company is of the view, supported by legal opinion, that the Appellate Tribunal's Order can be successfully challenged and consequently, no provision is considered necessary.

(i) In respect of the Standby Charges dispute with Reliance Infrastructure Ltd. (RIL) for the periods from 1st April, 1999 to 31st March, 2004, the ATE, set aside the MERC Order dated 31st May, 2004 and directed the Parent Company to refund to RIL as on 31st March, 2004, Rs. 354.00 crores (including interest of Rs. 15.14 crores) and pay interest at 10% per annum thereafter. As at 31st March, 2008 the accumulated interest was Rs. 128.76 crores (*31st March, 2007 Rs. 117.56 crores*) (Rs. 11.20 crores for the year ended 31st March, 2008).

On appeal, the Hon'ble Supreme Court vide its interim order dated 7th February, 2007, has stayed the ATE Order and in accordance with its directives, the Parent Company has furnished a bank guarantee of the sum of Rs. 227.00 crores and also deposited Rs. 227.00 crores with the Registrar General of the Court (the Court) which has been withdrawn by RIL on furnishing the required undertaking to the Court. The said deposit has been accounted as "Other Deposits".

Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519.00 crores. The aggregate of Standby Charges credited in previous years net of tax is estimated at Rs. 342.60 crores, which will be adjusted, wholly by a withdrawal/set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to RIL. However, since 1st April, 2004, the Parent Company has accounted Standby Charges on the basis determined by the respective MERC Tariff Orders.

The Parent Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Parent Company on the final outcome.

(j) MERC vide its Tariff Order dated 11th June, 2004, had directed the Parent Company to treat the investment in its Wind energy project as outside the Mumbai Licensed Area, consider a normative Debt Equity ratio of 70:30 to fund the Parent Company's fresh capital investments effective 1st April, 2003 and had also allowed a normative interest charge @ 10% p.a. on the said normative debt. The change to the Clear Profit and Reasonable Return (consequent to the change in the Capital Base) as a result of the above mentioned directives for the period upto 31st March, 2004, has been adjusted by MERC from the Statutory Reserves along with the disputed Standby Charges referred to in note 11(i) above. Consequently, the effect of these adjustments would be made with the adjustments pertaining to the Standby charges dispute as mentioned in note 11(i) above.

12. In the matter of claims raised by the Parent Company on RIL, towards (i) the difference in the energy charges for the period March 2001 to May 2004 and (ii) for minimum off-take charges of energy for the period 1998 to 2000, MERC has issued an Order dated 12th December, 2007 in favour of the Parent Company. The total amount payable by RIL including interest is estimated to be Rs. 323.87 crores as on 31st December, 2007. ATE in its order dated 12th May, 2008 on appeal by RIL, has directed RIL to pay for the difference in the energy charges for period March 2001 to May 2004. In respect of the minimum off-take charges of energy for the period 1998 to 2000 claimed by the Parent Company from RIL, ATE has directed MERC that the issue be examined afresh and after the decision of the Supreme Court in appeals relating to the distribution licence and rebates given by RIL. However, RIL has filed an appeal in the Supreme Court. Hence, on grounds of prudence, the Parent Company has not recognised any income arising from the above matters.

13. Employee Benefits:

(a) During the year the Parent Company has adopted Accounting Standard (AS-15) (Revised 2005) 'Employee Benefits'. This has resulted in a transitional liability (net) of Rs. 61.70 crores as at 1st April, 2007. In accordance with the transitional provision of the Accounting Standard, the Parent Company has decided to charge the transitional liability as an expense over a period of 5 years and accordingly Rs. 12.34 crores has been recognised as an expense for the year under item 1 of Schedule "2" and balance amount of Rs. 49.36 crores is the unrecognised transitional liability as at 31st March, 2008. Further, due to change in the policy, the current year charge to the Profit and Loss Account is higher by Rs. 20.99 crores.

(b) The Parent Company makes contribution towards provident fund and superannuation fund to a defined contribution retirement benefit plan for qualifying employees. The provident fund is administered by the Trustees of Tata Power Consolidated Provident Fund and the Superannuation Fund is administered by the Trustees of Tata Power Superannuation Fund. Under the Schemes, the Parent Company is required to contribute a specified percentage of salary to the retirement benefit schemes to fund the benefit.

The Rules of the Parent Company's Provident Fund administered by a Trust require that if the Board of Trustees are unable to pay interest at the rate declared by the Central Government under para 60 of the Employees' Provident Fund Scheme, 1952, then the shortfall shall be made good by the Parent Company. Having regard to the assets of the Fund and the return on the investments, the Parent Company does not expect any shortfall in the foreseeable future.

(c) On account of Defined Contribution Plans, a sum of Rs. 24.61 crores *(Previous year Rs. 23.62 crores)* has been charged to the Profit and Loss Account.

(d) The following are the defined benefit plans, operated by the Group:

1. Post Retirement Gratuity
2. Ex-Gratia Death Benefits
3. Retirement Gifts
4. Post Retirement Medical Benefits and
5. Pension

(e) The actuarial valuation of the present value of the defined benefit obligation has been carried as at 31st March, 2008. The following tables set out the amounts recognised in the financial statements as at 31st March, 2008 for the above mentioned defined benefit plans (Previous year figures have not been given as AS-15 (revised) has been implemented during the year):

(i) Net employee benefit expense (recognised in employee cost) for the year ended 31st March, 2008:

Rs. crores

	Funded#	Unfunded
Current Service Cost	0.17	4.70
Interest	0.10	8.62
Actuarial (Gain)/Loss	(0.03)	2.78
Past Service Cost	0.05	0.49
1/5th of Transitional Liability	–	4.38
Expected Return on Plan Assets	(0.07)	–
Amount paid to employees	0.04	–
Premium Paid	0.11	–
Total Expense before share in Joint Venture	0.37	20.97
Add: Share in Joint Ventures	7.35	1.53
Total Expense*	7.72	22.50

* Includes Rs. 0.27 crore debited to 'Incidental expenditure during construction period'.

Post Retirement Gratuity funded in case of NDPL, CTTL, PTL and PKPC.

(ii) Change in the Defined Benefit Obligation/Commitments during the year ended 31st March 2008:

Rs. crores

	Funded#	Unfunded
Present value of Defined Benefit Obligation as at 31st March, 2007	2.48	93.49
Transitional Liability as at 1st April, 2007	–	21.96
Employee benefit expenses (excluding transitional liability)-per (i) above	0.37	16.59
Consequent to a JV becoming a subsidiary during the year	1.19	–
Benefits Paid (net)	(0.26)	(8.21)
Present value of Defined Benefit Obligation as at 31st March, 2008	3.78	123.83
Less: Unrecognised Transitional Liability as at 31st March, 2008	–	(17.55)
Provision for Defined Benefit Obligation as at 31st March, 2008 as per books before share in Joint Ventures	3.78	106.28
Add: Share in Joint Ventures	63.19	10.78
Provision for Defined Benefit Obligation as at 31st March, 2008 as per books	66.97	117.06
Experience Adjustment on Plan Liabilities	–	(0.04)

Post Retirement Gratuity funded in case of NDPL, CTTL, PTL and PKPC.

(iii) Plan Assets:

	Rs. in crores
Fair value of Plan Assets as on 1st April, 2007	1.75
Expected return on Plan Assets	0.15
Contribution	1.04
Benefit Paid	(0.26)
Actuarial gain/(Loss)	(0.07)
Closing balance as on 31st March, 2008 before share in Joint Ventures	2.61
Add: Share in Joint Ventures	23.48
Closing balance as on 31st March, 2008	26.09

(iv) Actuarial assumptions used for valuation of the present value of the defined benefit obligations of various benefits are as under:

	2007-08
Discount Rate	7.94% to 11.50%
Salary Growth Rate	6% to 15% p.a
Turnover Rate	Age 21 to 44 years 2% to 3% p.a. Age 45 years & above 0.5% p.a.
Pension Increase Rate	3% p.a.
Mortality table	LIC (1994-96)
Expected return on scheme assets	8% to 9% p.a.
Annual Increase in Health Cost	6% p.a.

- Discount rate is based on the prevailing market yields of Government securities as at the Balance Sheet date for the estimated term of the obligation.
- The estimates of future salary increases, considered in actuarial valuation, take account of the inflation, seniority, promotion and other relevant factors.

(v) Effect of change in assumed health care cost trend rate:

Rs. crores

	1% increase	1% decrease
Effect on the aggregate of the service cost and interest cost	0.11	(0.23)
Effect on defined benefit obligation	1.41	(1.74)

(vi) The contribution expected to be made during the financial year 2008-09 has not been ascertained.

14. The Parent Company has paid during the year monthly payments aggregating to Rs. 0.74 crore *(2006-07 – Rs. 0.72 crore)* under the post retirement scheme to former Managing/Executive Directors.

15. Secured Loans – Schedule "C"

Details of security are as under:

(i) In the case of the Parent Company the debentures and loans outstanding as at 31st March, 2008, aggregating to Rs. 2,331.09 crores *(31st March, 2007 - Rs. 1,354.30 crores)* are secured by mortgages/charges on the land, movable/immovable properties, plant and licences of the Parent Company and a floating charge on its other assets (subject to prior charges created and to be created in favour of the Parent Company's bankers over the current assets), both present and future.

(ii) In the case of PTL, loans outstanding as at 31st March, 2008, aggregating to Rs. 996.40 crores (*31st March, 2007 – Rs. 1,055.45 crores*) are secured by a first ranking *pari passu* charge on all of its tangible, intangible, movable, fixed and current assets, rights, etc., both present and future.

(iii) In the case of NELCO, loans outstanding as at 31st March, 2008, aggregating to Rs. 29.56 crores (*31st March, 2007 - Rs.35.07 crores*):

(a) The cash credits are secured by hypothecation of all tangible movable assets and a second charge on the fixed assets of the Company.

(b) A term loan is secured by *pari passu* first charge on the present and future fixed assets of the Company and first *pari passu* first charge on the present and future fixed assets of the Company and first *pari passu* charge along with consortium of banks for working capital facilities, on the receivables arising out of the lease rentals recoverable from installation of first 2000 VSAT's of Gilat, Israel on rental basis.

(iv) Lease finance – vehicle loans are secured by way of hypothecation of specific assets.

(v) In the case of NDPL, loans outstanding as at 31st March, 2008 aggregating to Rs. 801.50 crores *(31st March, 2007- Rs. 771.45 crores)*

(a) The cash credits are secured by a third charge on receivables and first charge on stores and spares (not relating to plant and machinery) and a loan from a bank is secured by a first *pari passu* charge on fixed assets of the Company.

(b) The loans from various Financial Institutions are secured by *pari passu* charge on all the present and future movable and immovable assets, stores and spares, receivables, intangibles, rights etc. in the project documents, clearances, claims and demands of the Company in any letter of credit/ guarantee etc., all insurance contracts/proceeds and a charge on a Debt Service Reserve Account.

(vi) In the case of MPL, term loans outstanding as at 31st March, 2008, of Rs. 143.82 crores *(31st March, 2007 - Rs. Nil)* are secured by first mortgage and charge over all the properties/assets of the company, both present and future.

16. In respect of the contracts pertaining to the Transmission EPC, Strategic Electronics business and Project Management Services of the Parent Company, disclosures required as per AS-7 (Revised) are as follows:

(a) Contract revenue recognised as revenue during the year Rs. 73.84 crores *(2006-07 – Rs. 103.65 crores).*

(b) In respect of contracts in progress –

(i) The aggregate amount of costs incurred and recognised profits upto 31st March, 2008 - Rs. 276.07 crores *(31st March, 2007 - Rs. 218.43 crores).*

(ii) Advances and progress payments received as at 31st March, 2008 - Rs. 42.40 crores *(31st March, 2007 - Rs. 45.19 crores).*

(iii) Retention money included as at 31st March, 2008 in Sundry Debtors - Rs. 28.00 crores *(31st March, 2007 - Rs. 16.59 crores).*

(c) Gross amount due to customers for contract work as a liability as at 31st March, 2008 - Rs. Nil *(31st March, 2007 - Rs. Nil).*

Further cost of materials and erection charges for Transmission EPC business comprises of:

		Rs. crores
		2006-07
Material Cost	6.49	*44.99*
Sub-Contracting charges	10.94	*19.55*
	17.43	*64.54*

17. In the case of PTL, the Company has set aside an amount of Rs. 2.00 crores *(31st March, 2007 – Rs. 2.00 crores)* as 'Self Insurance Reserve' to be used for the purpose of future losses which may arise from uninsured risks or as determined by the Board.

18. (a) The aggregate deferred tax liability (net) accounted for by the Parent Company is Rs. 335.66 crores *(31st March, 2007 - Rs .325.51 crores).*

(b) In respect of the non-licensed area and adjustments [other than as mentioned in paragraph 18(c) below] relating to licensed business of the Parent Company, the aggregate deferred tax liability amounts to Rs. 18.94 crores *(31st March, 2007 - Rs. 5.70 crores).*

(c) In respect of the Licensed Business of the Parent Company, in terms of the Government of Maharashtra approvals, on the difference between the written down value of fixed assets (including foreign exchange fluctuations on approved borrowings) as per the books of account and the Income – Tax Act, 1961, deferred tax liability was being set up by a special appropriation to the Deferred Tax Liability Fund. In terms of the approvals, the amounts credited to the Fund are invested and permitted to be utilised, only subject to certain conditions, currently not arisen. Any resultant excess of the aggregate of the Deferred Tax Liability Fund and Deferred Tax Liability recognised, currently estimated at Rs. 79.13 crores *(31st March, 2007 - Rs. 76.04 crores)* will be accounted for on determination of the matter stated in note 11(i).

(d) In the case of NELCO, Deferred Tax Assets on account of carried forward tax losses and unabsorbed tax depreciation have been recognised in the books to the extent the management is of the opinion that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

(e) Deferred Tax Liability/(Asset) [Net] as at 31st March, 2008 comprises of:

Rs. crores

					2006-07
Deferred Tax Liability:					
Arising on account of timing differences in:					
Depreciation			537.17		*394.71*
Less: Balance in Deferred Tax Liability Fund		395.85		*395.85*	
Less: Reversal of deferred tax liability, not adjusted		79.13		*76.04*	
			316.72		*319.81*
Others			1.44		*1.76*
	(A)		**221.89**		***76.66***
Deferred Tax Assets:					
Arising on account of timing differences in:					
Provision for doubtful debts and advances			9.43		*10.81*
Provision for tax, duty, cess, fee			15.46		*10.21*
Provision for employee benefits			47.75		*38.42*
Unabsorbed depreciation and carry forward losses			5.37		*9.27*
Others			12.83		*5.81*
	(B)		**90.84**		***74.52***
Net Deferred Tax Liability	**(A) - (B)**		**131.05**		***2.14***
Share in Joint Ventures - Liability			150.97		*43.68*
Net Deferred Tax Liability including Joint Ventures			**282.02**		***45.82***

19. In the case of NDPL, for confirmation/reconciliation of account balances:

(a) The amounts payable to/recoverable from Delhi Transco Limited (DTL), Delhi Power Supply Company Limited (DPCL), Muncipal Corporation of Delhi (MCD) and public works Department (PWD) are subject to confirmation pending resolution of certain issues.

(b) The billing on customers is done on a standalone computerised billing system. Revenue accounting in the books of account are done on the basis of reports generated from this system. Even though the current year's transactions in the computerised billing system materially reflect the transactions in the books of account, the receivables (including classification thereof) in the books of account are under reconciliation with the customer's accounts in the billing system.

20. In the case of NDPL, issues relating to opening Balance Sheet under the Transfer Scheme: Part II to Schedule "F" of the Transfer Scheme dated 20th November, 2001 notified by the Government of Delhi, provided an opening Balance Sheet as on 1st July, 2002. The value of stores and spares and loans to personnel were to be adjusted to reflect the actual book value as on the date of transfer and the difference between the actual value to be certified by independent valuers and the amounts appearing in the opening Balance Sheet were to be adjusted against the current liability to Holding Company appearing in the opening Balance Sheet.

(a) Loans to Personnel:

Against Rs. 6.00 crores provided in the opening Balance Sheet towards loans to personnel recoverable by Company, the independent valuers formerly appointed by the Company and DPCL had ascertained a sum of Rs. 1.17 crores as loans to personnel recoverable as on 1st July, 2002 as per the revised report submitted in April, 2004. During the year 2005-06, DPCL had appointed second independent valuer to reascertain the amount of Loans to personnel as on 1st July, 2002 which submitted its report to DPCL. After reconciling both the reports, DPCL has ascertained the valuation of loans to personnel at Rs. 1.70 crores which has been accepted by the Company but confirmation of the same is yet to be received from DPCL. Pending this, loans to personnel is reflected on the basis of the first report submitted in April, 2004 at Rs. 1.17 crores.

(b) Opening Stores:

The opening stores were valued by the independent valuers on the basis of total stores and spares lying in various stores of erstwhile Delhi Vidyut Board (DVB),

The quantity and its corresponding value were to be subsequently divided amongst the three distribution companies after adjusting the share taken by Delhi Transco Limited (DTL). The Company had paid an amount equivalent to its 1/3rd share in the stores and spares to DPCL after adjusting amounts recoverable from DTL and the matter stands resolved.

21. In the case of NDPL, Income recoverable from/adjustable in future tariffs:

The Company had filed appeals before Appellate Tribunal of Electricity (ATE) against the DERC's Tariff Orders for the year ended 31st March, 2003, 2004 and 2005 in respect of the rate of depreciation of 3.75% p.a. allowed by DERC for Tariff Determination as against the company's claim of 6.69% p.a. as well as for disallowance of other prudently incurred expenses till the year ended 31st March, 2006. While the ATE had upheld the Company's claims, DERC appealed before the Hon'ble Supreme Court against the ATE's order allowing the Company's claim of depreciation at 6.69% p.a. The Hon'ble Supreme Court in its Order dated 15th February, 2007 dismissed the appeal of the DERC upholding the ATE's Order.

The DERC has given effect to the ATE orders with respect to the depreciation claim along with the past claims in the MYT order dated 23rd February, 2008. The impact of the same net of consumer share amounting to Rs. 224.94 crores (Gross Rs. 253.33 crores) has been included in the Profit and Loss Account.

22. In the case of NDPL, as per provisions of Section 47(4) of the Electricity Supply Act, 2003 interest on consumer security deposit at the bank rate is payable as per the notification by DERC. During the year, DERC has issued Delhi Electric Supply Code and Performance Standards Regulations, 2007 which came into force from 18th April, 2007 through notification in the Official Gazette. As per Clause 16 (vi) of the regulations interest @ 6% p.a. is payable on consumer security deposit received from all consumers. In view of the fact that the matter of liability on account of Opening Consumer Security Deposit in excess of Rs. 10.00 crores transferred to the Company as per Transfer Scheme is sub-judice and no stay has been granted on payment of interest on and/or refund of opening Consumer Security Deposits in excess of Rs. 10.00 crores, the Company has provided interest expense amounting to Rs. 9.57 crores during the year on the outstanding consumer security Deposit received by the Company since takeover of business in July 2002 as also on the estimated total Consumer Security Deposit received by the erstwhile Delhi Vidyut Board as per the Company's records. Out of the above interest expenditure, an amount of Rs. 1.88 crores would be recoverable from DPCL if the Company's contention is upheld by the Hon'ble High Court that the Company's liability for interest payment/refund on account of opening consumer security deposit is only to the extent of Rs. 10.00 crores liability transferred to it as per the statutory Transfer Scheme.

23. Disclosure as required by Accounting Standard 18 (AS-18) 'Related Party Disclosures' are as follows:

Names of the related parties and description of relationship:

(a)	Related parties where control exists:	
(i)	Subsidiaries (where transactions have taken place during the year; and since not considered for consolidation)	Tata Power International Holdings Ltd. (w.e.f. 17th May, 2007) Veltina Holdings Ltd. (w.e.f. 3rd May, 2007) Trust Energy Resources Pte. Ltd. (w.e.f. 11th March, 2008)
(ii)	Associates (where transactions have taken place during the year)	Panatone Finvest Ltd. Tata Ceramics Ltd. Tata Projects Ltd. Yashmun Engineers Ltd. Tata BP Solar India Ltd. Nelito Systems Ltd. **
(iii)	Joint Venture (where transactions have taken place during the year)	PT Indo Coal Resources (Cayman) Ltd. (w.e.f. 26th June, 2007) ** PT Kaltim Prima Coal (w.e.f. 26th June, 2007)**
(iv)	Promoters holding together with its Subsidiary is more than 20%	Tata Sons Ltd.
(b)	Key Management Personnel	Prasad R. Menon S. Ramakrishnan S. Padmanabhan (w.e.f. 6th February, 2008) Banmali Agrawala (w.e.f. 15th February, 2008) G. F. Grove-White (upto 20th July, 2007) Anil K. Sardana (upto 2nd August, 2007)

** Through Subsidiary Companies

(c) Details of transactions:

Rs. crores

	Subsidiaries	Associates	Key Management Personnel	Promoters	Joint Ventures
Purchases of goods	–	0.07	–	–	22.33
	–	*4.07*	–	–	–
Sale of goods and scrap	–	0.01	–	–	–
	–	*0.05*	–	–	–
Purchase of fixed assets	–	143.00	–	–	–
	–	*50.00*	–	–	–
Rendering of services	0.19	0.11	–	–	11.21
	–	*0.10*	–	–	–
Receiving of services	–	4.64	–	0.47	–
	–	*3.92*	–	*0.49*	–
Management contracts	–	–	–	16.52	–
	–	–	–	*13.21*	–
Remuneration paid	–	–	5.04	–	–
	–	–	*3.47*	–	–
Interest income	–	1.18	0.01	–	–
	–	*2.47*	–	–	–
Dividend received	–	11.96	–	3.97	–
	–	*8.90*	–	*3.69*	–
Dividend paid	–	–	–	63.43	–
	–	–	–	*48.35*	–
Provision for doubtful debts provided during the year	–	0.59	–	–	–
	–	*0.05*	–	–	–
Deposits given	–	–	–	1.00	–
	–	–	–	–	–
Equity contribution (including advance towards equity contribution)	4.08	86.94	–	–	–
	–	–	–	–	–
Purchase of debentures	–	100.00	–	–	–
	–	*84.38*	–	–	–
Conversion of debentures into equity	–	–	–	–	–
	–	*56.25*	–	–	–
Sale of investments	–	–	–	247.50	–
	–	–	–	–	–
Purchase of Investments	–	–	–	20.61	–
	–	–	–	–	–
Equity shares Issued at premium	–	–	–	580.86	–
	–	–	–	–	–
Equity warrants issued	–	–	–	60.99	–
	–	–	–	–	–
Loans repaid	–	–	0.01	–	–
	–	–	*0.01*	–	–
Balances outstanding					
Deposits given (including interest accrued)	–	1.27	–	–	–
	–	*1.27*	–	–	–
Deposit provided for as doubtful advances	–	1.27	–	–	–
	–	*1.27*	–	–	–
Other receivables (net of provisions)	–	42.31	–	–	–
	–	*39.63*	–	–	–
Loans given (including debenture interest thereon)	–	129.46	0.13	–	–
	–	–	*0.21*	–	–
Guarantees and collaterals outstanding	–	500.00	–	–	–
	–	*500.00*	–	–	–
Other payables	–	0.89	2.75	17.54	–
	–	*0.23*	*1.20*	*12.50*	–

Note: Previous year's figures are in italics.

(d) Details of material related party transactions [included under (c) above]

(a) Subsidiaries/Joint Ventures

Rs. crores

Particulars	Subsidiaries		Joint Ventures	
	Tata Power International Holding Ltd.	Trust Energy Resources Pte. Ltd.	PT Kaltim Prima Coal	PT Indo Coal Resources (Cayman) Ltd.
Purchase of goods	–	–	–	22.23
	–	–	–	–
Rendering of services	0.19	–	11.21	–
	–	–	–	–
Equity contribution (including advance towards equity contribution)	–	4.04	–	–
	–	–	–	–

(b) Associates

Rs. crores

Particulars	Tata B. P. Solar India Ltd.	Panatone Finvest Ltd.	Tata Projects Ltd.	Yashmun Engineers Ltd.
Purchase of goods	–	–	–	–
	–	–	*3.02*	*0.99*
Purchase of fixed assets	–	–	141.18	–
	–	–	*49.12*	*0.88*
Receiving of services	–	–	2.26	2.37
	–	–	*1.49*	*2.41*
Purchase of debentures	–	100.00	–	–
	–	–	*84.38*	–
Conversion of debentures into equity	–	–	–	–
	–	–	*56.25*	–
Interest income	–	–	1.17	–
	–	–	*2.47*	–
Dividend received	5.31	5.00	1.61	–
	3.56	*5.00*	*0.32*	–
Provision for doubtful debts	–	–	–	0.06
	–	–	–	–

Note: Previous year's figures are in italics.

24. (i) Derivative Instruments :

The Group has entered into swaps/ forward/ currency option contracts (being a derivative instrument), which are not intended for trading or speculative purposes but for hedge purposes, to establish the amount of reporting currency required or available at the settlement date of certain payables and receivables.

The following are the outstanding swaps/ forward/ currency option contracts, entered into, as on 31st March, 2008 :

			2006-07	
	Foreign Currency (in Millions)	Rs. crores	*Foreign Currency (in Millions)*	*Rs. crores*
Euro Notes - Swaps	–	–	*USD 61.00*	*292.64*
Forward Contracts	JYP 3,527.67	142.13	–	–
	USD 7.68	30.80	–	–
Currency Option Contracts	JPY 5,906.25	236.25	–	–
Unrecognised Gain in respect of above currency Option Contracts	USD 0.01	0.40	–	–

(ii) The year end foreign currency exposures that have not been hedged by a derivative instrument or otherwise are given below:

					2006-07	
			Foreign Currency (in Millions)	Rs. crores	Foreign Currency (in Millions)	Rs. crores
(a)	Amounts receivable in foreign currency on account of the following:					
	(i)	Export of goods	USD 11.11	43.92	USD 12.33	53.24
			TAKA 77.28	4.47	TAKA 82.86	5.24
	(ii)	Deposits receivable	–	–	USD 204.95	884.79
	(iii)	Interest receivable	USD 0.42	1.66	USD 1.60	6.93
(b)	Amounts payable in foreign currency on account of the following:					
	(i)	Import of goods and services	USD 22.02	88.31	USD 22.48	98.40
			EURO 0.07	0.44	EURO 0.05	0.30
			–	–	GBP *	*
			–	–	AUS $ 0.15	0.53
			–	–	CHF 0.01	0.04
			–	–	JPY 0.06	*
			–	–	SEK *	*
			TAKA 48.62	2.81	TAKA 53.13	3.36
	(ii)	Capital Imports	EURO 0.29	1.83	EURO 1.23	7.22
			USD 1.83	7.62	USD 0.27	1.19
			–	–	CHF 0.02	0.07
			GBP 0.07	0.56	GBP *	0.01
			JPY 41.56	1.66	–	–
	(iii)	Interest payable	USD 0.57	2.30	USD 1.56	6.81
			JPY 2.70	0.11	–	–
	(iv)	Loans payable	USD 95.25	382.04	USD 385.56	1,713.27
			JPY 3,527.67	142.13	–	–
	(v)	Premium payable on borrowings	USD 3.81	15.26	USD 31.47	137.74
(c)		Bank balances	SGD 0.12	0.34	–	–
			USD 0.50	1.64	USD 2.04	8.82
			TAKA 9.50	0.55	TAKA 5.63	0.36
(d)		Loans receivables	USD 273.00	1,078.90	–	–
(e)		Other advances to subsidiaries	USD 0.01	0.06	–	–
			SGD 0.49	1.40	–	–

25 Disclosures as required by Accounting Standard 29 (AS-29) "Provisions, Contingent Liabilities and Contingent Assets" as at 31st March, 2008, are as follows:

Rs. crores

Particulars	Opening Balance/ acquired during the year	Provision during the year	Payments/ Adjustments made during the year	Reversal made during the year	Closing Balance
Provision for Warranties	4.15	4.37	(0.98)	(1.34)	6.20
	3.51	*2.55*	*(0.98)*	*(0.92)*	*4.16*
Provision for Premium on Redemption of FCCB	137.74	–	–	(122.48)*	15.26
	141.16	–	–	*(3.42)**	*137.74*
Provision for Premium on Redemption of Debentures	134.70	–	–	–	134.70
	134.70	–	–	–	*134.70*
Provision for future foreseeable losses on contracts etc.	4.33	1.67	–	(0.36)	5.64
	3.77	*0.56*	–	–	*4.33*
Provision for restoration and rehabilitation	179.79	22.42	(3.43)#	–	198.78
	–	–	–	–	–

Note : Previous year's figures are in italics.
* On account of conversion of FCCB to shares and exchange loss/(gain).
# On account of exchange fluctuation.

26. Earnings per share:

			2006-07
(a)	Profit after taxes, share of associates, minority interest and statutory appropriations (Rs. crores)	996.48	*736.78*
(b)	The weighted average number of Equity Shares for Basic EPS (Nos.)	20,99,05,480	*19,80,88,114*
(c)	The nominal value per Equity Share (Rupees)	10.00	*10.00*
(d)	Basic Earnings per share (Rupees)	47.47	*37.19*
(e)	Profit after taxes, share of associates, minority interest and statutory appropriations for Basic EPS (Rs. crores)	996.48	*736.78*
	Less: Debit to Profit & Loss account on account of FCCB (net of tax) (Rs. crores)	6.12	*8.95*
(f)	Profit after taxes, share of associates, minority interest and statutory appropriations for Diluted EPS (Rs. crores)	990.36	*745.73*
(g)	The weighted average number of Equity Shares for Basic EPS (Nos.)	20,99,05,480	*19,80,88,114*
	Add: Effect of potential Equity Shares on conversion of FCCB (Nos.)	1,775,633	*1,46,83,930*
(h)	The weighted average number of Equity Shares for Diluted EPS (Nos.)	21,16,81,113	*21,27,72,044*
(i)	Diluted Earnings Per Share (Rupees)	46.79	*35.05*

Rs. crores

				2006-07
27. (a)	(i)	Managerial Remuneration for Directors	@6.74	*@4.65*
		The above is inclusive of:		
		(a) Estimated value of benefits in cash or in kind provided to Whole-time Directors	1.16	*0.94*
		(b) Contribution to Provident and other Funds	0.22	*0.10*
		(c) Commission to Directors	4.60	*3.06*
	(ii)	Directors' Sitting Fees	0.25	*0.12*

@ Includes Rs.0.14 crore (*31st March, 2007 – Rs. 0.96 crore*) which is subject to the approval of members in the forthcoming Annual General Meeting.

(b) Managerial Remuneration shown above is net of :

Rs. 0.70 crore (*31st March, 2007 – Rs. 0.91 crore*) being short/(reversal) of provision for commission relating to the previous year.

(c) Managerial Remuneration shown above is exclusive of Fees as Technical Advisor to a Non-Wholetime Director of Rs. Nil *(31st March, 2007 - Rs. 0.21 crore)*

28. Segment Information:

(a) Primary Segment Information - Business Segment :

Rs. crores

	Power	Coal	Others	Eliminations	Total
REVENUE					
External Revenue	8,423.42	2,122.04	345.40	–	10,890.86
	6,175.40	–	*300.24*	–	*6,475.64*
Inter-segment Revenue	–	–	–	–	–
	1.25	–	–	*(1.25)*	–
Total Revenue	8,423.42	2,122.04	345.40	–	**10,890.86**
	6,176.65	–	*300.24*	*(1.25)*	***6,475.64***
RESULT					
Total Segment Results	1,201.72	393.58	30.03	–	1,625.33
	674.07	–	*25.87*	–	*699.94*
Interest Expense	–	–	–	–	(498.18)
	–	–	–	–	*(276.07)*
Unallocable Income net of unallocable expense	–	–	–	–	426.29
	–	–	–	–	*236.24*
Income Taxes	–	–	–	–	(376.46)
	–	–	–	–	*99.05*
Profit after Tax before share of associates	–	–	–	–	**1,176.98**
	–	–	–	–	***759.16***
Share of Profit/(Loss) of associates	–	–	–	–	(4.92)
	–	–	–	–	*19.54*
					1,172.06
Profit after Tax after share of associates before minority interest	–	–	–	–	***778.70***

Rs. crores

	Power	Coal	Others	Eliminations	Total
OTHER INFORMATION					
Segment Assets	12,264.65	2,018.75	464.59	-	14,747.99
	8,601.29	-	*480.68*	-	*9,081.97*
Unallocated Assets	-	-	-	-	7,816.91
	-	-	-	-	*4,713.91*
Total Assets	-	-	-	-	**22,564.90**
	-	-	-	-	***13,795.88***
Segment Liabilities	2,331.43	1,131.29	181.55	-	3,644.27
	1,640.47	-	*163.52*	-	*1,803.99*
Unallocated Liabilities	-	-	-	-	9,927.86
	-	-	-	-	*5,798.40*
Total Liabilities	-	-	-	-	**13,572.13**
	-	-	-	-	***7,602.39***
Capital Expenditure	2,483.26	33.70	35.30	-	2,552.26
	1,220.66	-	*24.17*	-	*1,244.83*
Non-cash Expenses other than Depreciation/Amortisation	42.25	20.85	7.01	-	70.11
	27.46	-	*7.51*	-	*34.97*
Depreciation/Amortisation (to the extent allocable to segment)	472.18	72.22	10.70	-	555.10
	403.61	-	*9.57*	-	*413.18*

(i) Types of products and services in each business segment:

Power – Generation, Transmission, Distribution and Trading of Electricity.

Coal – Mining and Trading of Coal.

Others – Electronics, Project Consultancy, Project Management Services etc.

(b) Secondary Segment Information – Geographical Segment:

Rs. crores

Particulars	Domestic	Overseas	Total
Revenue from External Customers	8,768.82	2,122.04	10,890.86
	6,477.27	-	*6,477.27*
Segment Assets	12,729.24	2,018.75	14,747.99
	9,081.97	-	*9,081.97*
Capital Expenditure	2,518.56	33.70	2,552.26
	1,244.83	-	*1,244.83*

29. Previous year's figures have been restated, wherever necessary, to conform to this year's classification. Figures are rounded off to nearest lakh. Figures below Rs.50,000 are denoted by '*'.

Gist of the Financial Performance for the year 2007-08 of the Subsidiary Companies

(Rs. crores)

Sl. No.	Name of the Subsidiary	Capital	Reserves and Surplus	Total Assets *	Total Liabilities #	Investment $	Turnover	Profit before taxation	Provision for taxation	Profit after taxation	Proposed dividend
1.	Nelco Limited	22.81	1.64	210.66	191.04	4.79	198.90	5.96	1.53	4.43	—
2.	Chemical Terminal Trombay Limited	2.11	36.87	17.58	5.26	26.67	12.41	3.24	0.44	2.81	1.69
3.	Af-Taab Investment Company Limited	13.39	98.84	70.78	33.06	74.52	74.98	45.91	6.53	39.39	26.78
4.	Tata Power Trading Company Limited	20.00	6.57	69.38	42.80	—	883.51	5.82	1.53	4.30	1.48
5.	Tatanet Services Limited	0.06	0.15	20.63	20.42	—	21.60	0.42	0.08	0.34	—
6.	Maithon Power Limited	229.92	—	387.13	157.21	—	—	—	—	—	—
7.	Powerlinks Transmission Limited	468.00	25.18	1,526.56	1,101.88	68.50	255.29	66.04	7.63	58.41	37.44
8.	Coastal Gujrat Power Limited	600.05	—	680.72	80.67	—	—	—	—	—	—
9.	Industrial Energy Limited	100.00	—	379.21	279.21	—	—	—	—	—	—
10.	Tata Power (Cyprus) Limited	4.08	89.12	2,097.61	3,919.74	1,915.32	266.10	89.70	0.59	89.11	—
11.	Tata Power (Mauritius) Limited	4.10	(75.06)	27.43	2,968.75	2,870.37	18.01	(76.26)	(1.37)	(74.88)	—
12.	Tata Power International Holdings Limited	0.03	(0.09)	0.01	0.07	—	—	(0.09)	—	(0.09)	—
13.	Veltina Holdings Limited	—	—	—	—	—	—	—	—	—	—
14.	Industrial Power Infrastructure Limited	0.05	—	0.13	0.08	—	—	—	—	—	—
15.	Industrial Power Utility Limited	0.05	—	0.13	0.08	—	—	—	—	—	—
16.	North Delhi Power Limited	368.00	500.53	2,607.04	1,758.89	20.37	2,724.61	347.89	66.31	281.58	—

* Total Assets = Fixed Assets + Current Assets + Deferred Tax Asset + Miscellaneous Expenditure

Total Liabilities = Debts + Current Liabilities + Deferred Tax Liability + Advance against depreciation + Capital grants + Consumer cont. to cap. works + Consumer security deposit

$ Investment except in case of investment in subsidiaries

Exchange rate as on 31.03.2008 Rs. 39.97/$

Please refer to Consolidated Financial Statements and notes appearing thereon.

NOTES

NOTES

NOTES

TATA POWER

The Tata Power Company Limited

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Attendance Slip

Shareholders attending the Meeting in person or by Proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.

I hereby record my presence at the EIGHTY-NINTH ANNUAL GENERAL MEETING of the Company at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai - 400 020, at 3.00 p.m. on Wednesday, the 10th September, 2008.

....

Full name of the Shareholder Signature
(in block capitals)

Folio No. :......................................./DP ID No.*.......................................& Client ID No.*.......................................

* Applicable for members holding shares in electronic form.

....

Full name of Proxy Signature
(in block capitals)

NOTE : Shareholder/Proxyholder desiring to attend the meeting should bring his copy of the Annual Report for reference at the meeting.

TATA POWER

The Tata Power Company Limited

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Proxy

I/We ....

of ....in the district of...being

a Member/Members of the above named Company, hereby appoint...of

....in the district of...or failing him

....of...in the district of

....as my/our Proxy to attend and vote for me/us and on my/our behalf at the EIGHTY-NINTH ANNUAL GENERAL MEETING of the Company, to be held on Wednesday, 10th September, 2008 and at any adjournment thereof.

Signed this.......................................day of.......................................2008.

Folio No. :......................................./DP ID No.*.......................................& Client ID No.*.......................................

* Applicable for members holding shares in electronic form.

No. of Shares

Signature

Affix 15 Paise Revenue Stamp

This form is to be used ____@ in favour of____ / @ against the resolution. Unless otherwise instructed, the Proxy will act as he thinks fit.

@ Strike out whichever is not desired.

NOTES : (i) The proxy must be returned so as to reach the Registered Office of the Company at Bombay House, 24, Homi Mody Street, Mumbai 400 001, not less than FORTY-EIGHT HOURS before the time for holding the aforesaid meeting.

(ii) Those members who have multiple folios with different jointholders may use copies of this Attendance Slip/Proxy.

TATA

TATA

TATA POWER

ENERGY CLUB

SCHOOL ENERGY CONSERVATION PROGRAMME

The power crisis that our country is going through, is getting graver by the minute and it is every citizen's responsibility to reduce wastage and save electricity.

Tata Power recognizes the contribution that schools and school children can make in this regard. It is vital to involve our youth as decision makers of tomorrow, in an initiative to reduce this crisis.

Tata Power Energy Club is formed for curbing energy wastage through various active measures. We have developed an interactive website and our MR. ENER-JI intends to engage these energy savers, to reduce power wastage and protect our resources and environment.

Come join our ENERGY BRIGADE.

For further details visit us at www.tatapowerenergyclub.com


MR. ENER-JI



Lighting up Lives!

Call our TOLL FREE investor Helpline for any shareholder information at 1800-22-8775/1800-209-8484



TATA POWER
31-03-2008

TATA

TATA POWER

The Tata Power Company Limited

Bombay House 24 Homi Mody Street Mumbai 400 001

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